Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentiality submitted to the Securities and Exchange Commission on June 13, 2023

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEXTRACKER INC.

(Exact name of registrant as specified in its charter)

Delaware	3990	36-5047383
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6200 Paseo Padre Parkway

Fremont, California 94555

(510) 270-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Léah Schlesinger, Esq.

General Counsel

Nextracker Inc.

6200 Paseo Padre Parkway

Fremont, California 94555

(510) 270-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Heather Childress, Esq. Senior Vice President, Deputy General Counsel Flex Ltd. 2 Changi South Lane Singapore 486123 (65) 6876 9899	Sharon R. Flanagan, Esq. Samir A. Gandhi, Esq. Helen Theung, Esq. Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, California 94304 (650) 565-7000	Emily Roberts, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000	Robert G. Day, Esq. Melissa S. Rick, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Explanatory note

Prior to the completion of its initial public offering on February 13, 2023 (the “IPO”), Nextracker Inc. had no operations and all of the business operations of Nextracker Inc. were conducted through the legacy solar tracker business of Flex Ltd. (“Flex”) that included Nextracker LLC (the “LLC”), which was initially formed in 2013 as a Delaware corporation under the name NEXTracker Inc. and in 2022 was converted into a Delaware limited liability company. As a result of the Transactions described in the prospectus included in this registration statement and effected upon the completion of its IPO, Nextracker Inc. is currently (a) a holding company, with its principal asset consisting of limited liability company interests of the LLC and (b) the managing member of the LLC.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                     , 2023

Prospectus

                    Shares

Class A common stock

We are offering                     shares of our Class A common stock, which represents in the aggregate approximately                 % of our total outstanding shares of common stock (or                 % of our total outstanding shares of common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Our Class A common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “NXT.” On                 , 2023, the last reported sale price of our Class A common stock on the Nasdaq Global Select Market was $     per share.

We will use all of the net proceeds from this offering to purchase an aggregate of                 LLC Common Units (as defined herein) from a subsidiary of Flex Ltd. and TPG Rise Flash, L.P. (or                 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the offering price per share of Class A common stock in this offering less the underwriting discount. We will not retain any of the net proceeds of this offering.

Immediately after this offering, Flex Ltd., our parent company, will continue to own, indirectly through one or more subsidiaries,                 % of the outstanding shares of our Class B common stock, representing                 % of our total outstanding shares of common stock (or                 % of our total outstanding shares of common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, so long as it owns a controlling interest in our common stock, it will be able to control any action requiring the general approval of our stockholders, including the election and removal of directors, any amendments to our certificate of incorporation and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will remain a “controlled company” within the meaning of the corporate governance rules of Nasdaq. See “Risk factors—Risks related to the Transactions and our relationship with Flex,” “Management—Controlled company exemption” and “Principal stockholders.”

We are a holding company and our principal asset is LLC Common Units that we acquired from a subsidiary of Flex Ltd. in connection with our initial public offering and will acquire from such subsidiary of Flex Ltd. and TPG Rise Flash, L.P. in connection with this offering. Immediately after this offering, we will own                % of the total economic interest in the LLC (as defined herein) (or                % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The remaining economic interest in the LLC is owned by subsidiaries of Flex Ltd. and TPG Rise Flash, L.P. through their ownership of LLC Common Units.

	Per Share	Total

Offering price	$	$

Underwriting discount(1)	$	$

Proceeds to Nextracker Inc., before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                shares of Class A common stock.

Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 26.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                 , 2023.

J.P. Morgan	BofA Securities

                    , 2023

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

$1.9 Billion

ANNUAL REVENUE (FY 2023)

Global Leader

FOR **7**

CONSECUTIVE YEARS

IN THE SOLAR INDUSTRY (2015-2021)

Based on GW Shipped Globally

75+ GW

OF TRACKER SYSTEMS SHIPPED

(AS OF 03/31/2023)

18 GW

DELIVERED IN FY 2023

200+

ACTIVE CUSTOMERS

30+

COUNTRIES WITH ACTIVE CUSTOMERS

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

i

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

About this prospectus

As used in this prospectus, unless the context otherwise indicates, any reference to “Nextracker,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to our initial public offering (the “IPO”), to Nextracker LLC, a Delaware limited liability company (the “LLC”) (formerly known as NEXTracker Inc.), together with its consolidated subsidiaries and with the operations that comprise the legacy solar tracker business of Flex, and after the completion of the IPO, refers to Nextracker Inc., a Delaware corporation and the issuer of the shares of Class A common stock offered hereby, together with its consolidated subsidiaries including the LLC and the operations that comprise the legacy solar tracker business of Flex. References in this prospectus to “Flex” or “Parent” refer to Flex Ltd., a Singapore incorporated public company limited by shares and having a registration no. 199002645H, and its consolidated subsidiaries, unless the context otherwise indicates.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in or incorporated by reference into this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing or incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

ii

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Basis of presentation

Throughout the periods preceding the Transactions, including the IPO, Nextracker did not operate as a separate entity and stand-alone separate historical financial statements for Nextracker were not prepared. The financial statements for the periods preceding the Transactions were derived from Flex’s historical accounting records and were presented on a carve-out basis. The accompanying consolidated financial statements, which reflect any changes that have occurred in Nextracker’s financing and operations as a result of the IPO, have been prepared pursuant to the rules and regulations of the SEC for reporting financial information and in accordance with accounting principles generally accepted in the United States of America (“GAAP”), except for the presentation of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted free cash flow, each of which is a non-GAAP financial measure.

Our fiscal year ends on March 31 of each year and references in this prospectus to a fiscal year means the year in which that fiscal year ends. Accordingly, references in this prospectus to “fiscal year 2021”, “fiscal year 2022” and “fiscal year 2023” refer to the fiscal year ended March 31, 2021, March 31, 2022, and March 31, 2023 respectively, and references to a “year” made in connection with our financial information or operating results are to the fiscal year ended March 31, unless otherwise stated.

Trademarks

The name and mark, Nextracker, and other trademarks, trade names and service marks of Nextracker appearing in or incorporated by reference into this prospectus are the property of Nextracker. The name and mark, Flex, and other trademarks, trade names and service marks of Flex appearing or incorporated by reference in this prospectus are the property of Flex. Solely for convenience, trademarks, trade names and service marks referred to or incorporated by reference in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in or incorporated by reference into this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

iii

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Prospectus summary

This summary highlights selected information contained in greater detail elsewhere in this prospectus or incorporated by reference into this prospectus from our filings with the U.S. Securities and Exchange Commission (the “SEC”) listed under “Incorporation by reference.” It does not contain all of the information that may be important to you and your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus and the information incorporated by reference into this prospectus, including any free writing prospectus prepared by us or on our behalf, including the sections titled “Special note regarding forward-looking statements,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate.

Unless the context otherwise indicates, any reference to “Nextracker,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the IPO of Nextracker Inc., to the legacy solar tracker business of Flex, including the LLC (formerly known as NEXTracker Inc.) and its consolidated subsidiaries, and after the completion of the IPO of Nextracker Inc., to Nextracker Inc., the issuer of the shares of Class A common stock offered hereby, together with its consolidated subsidiaries, including the LLC.

Our mission

Our mission is to be the world’s leading energy solutions company enabling the most intelligent, reliable and productive solar power.

Overview

We are a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world. Our products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. We led the solar industry based on gigawatts (“GW”) shipped globally in 2015 and both globally and in the United States from 2016 to 2021.1

Over the past several years, the cost of solar energy has declined significantly, and today utility-scale solar is one of the lowest cost sources of wholesale energy production, driving demand for solar energy globally. In addition, demand for renewable energy continues to increase as countries, industries and firms move to reduce their carbon footprint and pursue more aggressive decarbonization targets. Electrification, including the proliferation of electric vehicles and the replacement of natural gas with electricity in buildings and residences, is expected to drive increased demand for energy production, including solar energy. We believe that both the attractive cost of solar generation and increasing demand for renewable energy will drive continued growth in the utility-scale solar market. Approximately 63% of installations in the United States are larger than 5 MW and most correspond to the utility-scale segment.2

The solar tracker market plays a key part in driving the global energy transition by increasing energy production and improving the levelized cost of energy (“LCOE”). The majority of utility-scale projects installed today in mature markets such as the United States, Latin America and Australia use solar trackers and adoption of solar tracker technology is growing in developing solar markets such as the Middle East and Africa. According to

[1]	Wood Mackenzie, June 2022. 2022 data is not yet available.
[2]	Wood Mackenzie, March 2023 (Global solar PV market outlook update Q1 2023).

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Wood Mackenzie, the global solar tracking market is estimated to be a $71 billion cumulative opportunity from 2020 to 2030, representing approximately 682 GW of solar capacity installed over that time period.3

By optimizing and increasing energy production and reducing costs, our tracker products and software solutions offer significant return on investment (“ROI”) for utility-scale solar projects. Utility-scale solar projects that use single axis solar trackers generate up to 25% more energy than projects that use fixed-tilt systems that do not track the sun. To achieve these benefits, the industry initially focused on linked-row tracker architecture that moves rows of solar panels together as one unit to follow the sun. We have developed the next generation of solar trackers that enable rows to move independently, providing further benefits to customers. Our intelligent independent row tracking system incorporates proprietary technology that we believe produces more energy, lowers operating costs, is easier to deploy and has greater reliability compared to linked row, other independent tracker products and fixed-tilt systems. Our tightly-integrated software solutions use advanced algorithms and artificial intelligence technologies to further optimize the performance and capabilities of our tracker products.

We have shipped more than 75 GW of our solar tracker systems as of March 31, 2023 to projects on six continents for use in utility-scale and ground-mounted distributed generation solar applications worth more than $68 billion (based on global utility-scale system pricing).4 Our customers include engineering, procurement and construction firms (“EPCs”), as well as solar project developers and owners. We are a qualified, preferred provider to some of the largest solar EPC firms and solar project developers and owners in the world.

We have firm orders, comprised of executed contracts, purchase orders and volume commitment agreements, for projects that total approximately $2.6 billion in the aggregate as of March 31, 2023. These firm orders do not include our pipeline for projects that are currently in various pre-execution stages of negotiations. We had firm orders totaling approximately $1.3 billion and $1.1 billion as of March 31, 2022 and 2021, respectively.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex Ltd. in 2015. Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. Flex’s strong financial backing has helped us accelerate our penetration of our end markets and run an optimized supply chain.

Our growth and success are evidenced by our operating and financial results in the fiscal years 2023, 2022 and 2021:

•	We generated revenue of $1.9 billion, $1.5 billion and $1.2 billion for fiscal years 2023, 2022 and 2021, respectively.

•

We generated gross profit of $287.0 million, $147.0 million and $232.0 million for fiscal years 2023, 2022 and 2021, respectively. Non-GAAP gross profit was $300.0 million, $152.6 million and $242.0 million for fiscal years 2023, 2022 and 2021, respectively.

•

We generated operating income of $168.5 million, $65.9 million and $158.5 million for fiscal years 2023, 2022 and 2021, respectively. Non-GAAP operating income was $203.1 million, $90.4 million and $177.9 million for fiscal years 2023, 2022 and 2021, respectively.

[3]	Wood Mackenzie, December 2022 (The Global solar PV tracker landscape 2022). Global total addressable market excludes China.
[4]	Wood Mackenzie, June 2023 (Global solar PV system price: country breakdowns and forecasts). The $68 billion value represents the estimated aggregate capital expenditures made on solar applications in order to build the projects; solar trackers generally represent approximately 12% of those capital expenditures. Such value is not necessarily indicative of the current market value of the projects as financial assets, which would depend on each project’s future projected cash flows.

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•	We generated net income of $121.3 million, $50.9 million and $124.3 million in fiscal years 2023, 2022 and 2021, respectively.

•	Non-GAAP net income was $153.1 million, $69.9 million and $140.3 million for fiscal years 2023, 2022 and 2021, respectively.

•	Adjusted EBITDA was $209.0 million, $92.3 million and $179.2 million for fiscal years 2023, 2022 and 2021, respectively.

•	Net income as a percentage of revenue was 6.4%, 3.5% and 10.4% for fiscal years 2023, 2022 and 2021, respectively.

•	Adjusted EBITDA as a percentage of revenue was 11.0%, 6.3% and 15.0% for fiscal years 2023, 2022 and 2021, respectively.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See the section titled “—Summary historical and pro forma consolidated financial and other data” for definitions of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin and reconciliations to the most directly comparable GAAP measures.

Industry trends

Growing demand for solar energy production is driven by the increasing cost competitiveness of solar energy and global trends including decarbonization and electrification.

Globally, many countries, industries and firms have been aggressively pursuing decarbonization standards that pledge to increase the percentage of electricity production from renewable energy sources while decreasing use of fossil fuel and nuclear generation. This pursuit, coupled with increasing demands for electrification to help achieve greenhouse gas emissions reductions, has created a significant demand for clean energy production. Electrification refers to electricity replacing other sources for energy consumption, such as the transition to electric vehicles and electric heating.

Solar is the fastest growing segment of the renewable energy sector and has become one of the most cost-effective forms of wholesale energy generation. According to Lazard, from 2009 to 2021, the cost of solar generation fell by 90%.5 Today, solar electricity is competitive with both natural gas and wind and costs significantly less than some conventional generation technologies such as coal and nuclear.

Utilities are expanding solar generation both to replace pre-existing capacity from conventional plants as they are retired and to build new capacity as overall electricity demand grows. As more coal generation plants were retired than constructed, global coal capacity began to fall for the first time ever in 2020 and continued to fall in 2021 and the first half of 2022.6 The U.S. Energy Information Administration (“EIA”) expected retirement of coal-fired generators to increase again in 2022—12.6 GW of coal capacity was scheduled to retire in 2022, or 6% of the coal-fired generating capacity that was operating at the end of 2021.7 The International Energy Agency expects solar power to account for more than 70% of renewable electricity net capacity additions worldwide from 2023 to 2027.8

[5]	Lazard, 2023. Note: Unless otherwise indicated, the analysis assumes 60% debt at 8% interest rate and 40% equity at 12% cost.
[6]	Electric Power Monthly, May 2022.
[7]	U.S. Energy Information Administration, January 2022.
[8]	International Energy Agency, 2022.

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In the United States, capacity is projected to grow with nearly 190 GW of new solar installations across all market segments from 2023 to 2027, more than double the increase over the prior five-year period from 2018 to 2022.9 International markets are expected to grow in both more developed solar markets such as Latin America, Australia and Europe, as well as in emerging markets such as the Middle East, Africa and Southeast Asia. All such markets are experiencing growth as cost declines have made solar more attractive. Approximately 63% of installations in the United States are larger than 5 MW and most correspond to the utility-scale segment.10

In the 1980s, many utility scale plants in the early growth of the industry used fixed-tilt mounting systems to secure PV panels. Fixed-tilt systems hold PV panels in a non-moving, fixed orientation, typically arranged in south-facing rows tilted at an appropriate elevation angle based on summer or winter energy optimization.

Fixed-tilt structures remained the predominant mounting system for ground-based projects until the commercialization of tracking systems in the early 1990s.

Today’s utility-scale solar plants have evolved from ‘fixed-tilt’ systems to generally rely on solar tracking technologies that increase electricity generation and improve economics for plant owners by enabling solar panels to rotate and follow the sun’s movement across the sky. Single axis solar trackers can increase energy yield of solar projects and generate up to 25% more energy than projects that use fixed-tilt, or stationary, panel mounting systems that do not track the sun.11 The additional cumulative revenue from energy production that trackers provide typically exceeds the incremental cost of using a tracking system, improving the LCOE and providing significant ROI for solar projects.

There are several types of tracking solutions with differing geometry and operational characteristics. The majority of the market uses single axis horizontal trackers such as our solar tracker products. We believe single axis horizontal trackers offer the best optimization of performance, cost and reliability for utility-scale solar plants. Other tracking designs, such as dual axis trackers, are typically more expensive and primarily used for niche applications.

While solar trackers have existed for over 30 years, there are many limitations to competing tracker solutions that reduce ROI for utility-scale solar plants.

•

Legacy architectures.     Certain tracker technologies in the market today rely on a legacy, linked-row architecture. These systems use mechanical linkages and a single large motor to simultaneously move multiple interconnected, or “linked,” rows of trackers, introducing significant single points of failure. Linked-row architectures were designed over 30 years ago primarily due to the high cost of electric motors and control systems at the time. These designs do not leverage the substantial cost reductions in motors and control systems today, and have limitations in optimizing performance, reliability and operations.

•

Lack of software and sensor capabilities.     Legacy architectures were not designed to tightly couple the solar tracker with advanced software and sensors to further increase energy production levels, optimize performance for variable site and severe weather conditions, and efficiently manage a power plant’s operating costs.

•

Vulnerable to damage from severe weather conditions.     Solar power plants can be damaged by severe weather conditions, including flooding, hail and extreme wind events. Other tracker architectures have exhibited significant vulnerabilities to such conditions.

[9]	Wood Mackenzie, March 2023 (Global solar PV market outlook update Q1 2023).
[10]	Wood Mackenzie, March 2023 (Global solar PV market outlook update Q1 2023).
[11]	Joule, 2020.

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Pursuant to 17 C.F.R. Section 200.83

•

Difficult to deploy.     Other solar tracker architectures may incur substantial installation costs and significant time to deploy and operationalize due to factors such as greater structural complexity. Since many project sites have varying topographies, legacy architectures can create additional deployment complexities, such as significant site grading costs and longer installation and commissioning processes.

•

Difficult to operate.     Legacy linked-row architectures create challenges with management of the solar array. Physically-linking tracker rows together significantly inhibits or eliminates the ability to control each row independently to increase overall power production. In addition to introducing significant single points of failure, linkages also create a physical barrier that limits vehicle access for maintenance activities, such as panel cleaning and vegetation management, thus increasing operating costs and reducing power production.

•

Lack of future upgradability.     Most trackers are designed with a fixed set of features and capabilities at the time of their installation. As a result, future software and mechanical upgrades are unavailable or cost prohibitive, in large part due to limited control systems and connectivity capabilities in existing solutions.

We believe that our solution addresses these limitations and provides tremendous benefits to our customers and end users.

Our solution

We provide intelligent, integrated solar tracker and software solutions that use an innovative design approach to enable new capabilities and to expand the viability of trackers across a broader range of topographical and climate conditions.

Tracking solutions portfolio

NX Horizon is our flagship solar tracking solution. NX Horizon’s smart solar tracker system delivers what we believe to be an attractive LCOE and has been deployed more than any other tracker as of December 31, 2021. Based on our internal analysis, experience and customer feedback, we believe we generally have an LCOE advantage compared to legacy linked row trackers. NX Horizon’s system mounts a single line of panels along a tracker row. NX Horizon’s reliable self-powered motor and control system, balanced mechanical design and independent-row architecture provide project design flexibility while lowering operations and maintenance costs. With its self-aligning module rails and vibration-proof fasteners, NX Horizon can be easily and rapidly installed. The self-powered, decentralized architecture allows each row to be commissioned in advance of site power and is designed to withstand high winds and other adverse weather conditions. NX Horizon combines several key features that improve performance, reliability and operability compared to competing designs.

NX Gemini is our two-in-portrait (“2P”) format tracker which holds two rows of solar panels along the central support beam. Ideally suited for sites with challenging soils, high winds and irregular boundaries, NX Gemini features a distributed drive system for robust stability in extreme weather, eliminating the need for dampers and minimizing energy required to stow panels in a safe position during inclement weather.

In March 2022, we launched NX Horizon-XTR, our terrain-following tracker designed to expand the addressable market for trackers on sites with sloped, uneven and challenging terrain. NX Horizon-XTR conforms to the natural terrain of the site, reducing or eliminating cut-and-fill earthworks and reducing foundation lengths. These benefits help accelerate construction schedules and make trackers more economically and environmentally viable on difficult sites.

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•

Independent rows.     Over the last decade, the substantial decrease in the cost of electric motors and control systems helped accelerate the adoption of independent row tracking systems over linked-row architectures. In addition to the ability to rotate each row individually, independent rows provide many benefits such as increased redundancy and therefore lower risk of single points of component failure, site layout flexibility including reduced grading requirements, ease of installation, and ease of maintenance and operations, including unrestricted vehicle access.

•

Mechanically-balanced rows.     Our patented, mechanically-balancing rows have several benefits, including greater range of motion, less energy required to rotate the panels than competing products, and reduced component wear and tear. Mechanical balancing also enables greater elevation of solar panels above a central support beam (torque tube), significantly improving energy production in bifacial applications by allowing more reflected light to reach the back side of the panel. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects.

•

Self-powered.     Our tracker design includes the placement of a small solar panel on each row that powers the trackers, eliminating the need for more expensive AC power. In addition, our self-powered controller also enables advanced software capabilities by collecting and distributing real-time sensor data.

•

Terrain following capability.     Unlike typical designs that constrain tracker rows to a plane, Nextracker’s NX Horizon-XTR tracker variant conforms to a site’s natural terrain undulations. This design eliminates or reduces the cost and impact of cut-and-fill earthworks, reduces foundation material, eases permitting and accelerates project construction schedules. NX Horizon-XTR’s ability to significantly reduce earthwork allows many otherwise infeasible sites to become economically viable for solar trackers. Less earthwork lowers upfront costs and improves scheduling while mitigating environmental impacts to topsoil, native vegetation, and natural drainage features.

•

Embedded sensors and connectivity.     Our embedded sensors and wireless mesh network with real-time connectivity enable visibility and system monitoring of critical components, and remote maintenance, upgrades, and future software enhancements if separately purchased by the customer.

•

Operations and maintenance efficiency.     Our highly engineered fasteners replace standard nuts and bolts. Our fasteners increase long-term reliability and eliminate the need for periodic inspection and maintenance required by systems held together with nuts and bolts.

•

Sealed, elevated drive system.     All our trackers have sealed gears, motors and controllers, which are typically elevated three or more feet above the ground, protecting the system against dust, flooding and ground accumulations of snow and ice.

Software solutions portfolio

We offer a number of software solutions to optimize the performance and capabilities of our tracking solutions. Our software is licensed on a separate basis and integrated with our tracker products, leveraging the embedded sensors, communication and control capabilities in these solutions. When we develop new software features, we can provide these capabilities to both our customers’ existing installed fleet as well as new projects. Through software innovation, we have been able to improve energy yields and operability over time, providing differentiated benefits to our customers.

As of March 31, 2023, TrueCapture has been installed on approximately 199 projects. TrueCapture is an intelligent, self-adjusting tracker control system that uses machine learning to increase typical solar power plant energy yield between 1-2.2% for the majority of projects. While linked row tracking systems angle all rows

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

in an identical direction facing the sun, TrueCapture boosts solar power plant production by continuously optimizing the position of each individual tracker row in response to site features such as varying topography and changing weather conditions.

NX NavigatorTM, which is typically bundled for no additional fee with TrueCapture, enables solar power plant owners and operators to monitor, control and protect their solar projects. An intuitive dashboard helps plant managers to precisely visualize real-time operational data at the site, subfield and individual tracker level. In addition, NX Navigator’s risk mitigation features include Hurricane/Typhoon Stow and Hail Stow modes, both of which quickly command solar panels to rotate to safe positions in response to inclement weather that might otherwise cause significant damage to solar panels.

Benefits of our solution

We approach tracking with a holistic and forward-thinking view toward increasing solar power plant energy production levels and decreasing operating and maintenance costs. Our trackers provide high levels of performance and operability and improve over time through our separately licensed software solutions. We see trackers as not only a physical mounting and rotating platform for solar panels, but also as a nexus of intelligent control and optimization for the entire solar plant. Our innovative approach provides the following significant competitive advantages:

•

Next-generation architecture.     Our self-balancing, independent-row architecture provides many performance and cost advantages, including improved reliability, easier access for maintenance vehicles, a wide rotational range and the ability to optimize the tracker angle on a row-by-row basis for increased energy production. Unlike some linked-row designs, our key drive components are located well above ground to reduce risk from flooding and ground accumulations of snow and ice.

•

Advanced software and sensor capabilities.     We optimize performance and operability through hardware and software integration, validated by rigorous testing and field-based measurement and verification. Our software solutions interface with our network of data-mining sensors dispersed throughout the solar plant and enable operators to optimize performance for various shading and lighting conditions and efficiently manage the solar plant at scale.

•

Ease of deployment.     Our solutions are designed to enhance system configuration and planning for customers, reduce costs associated with grading, earthworks, anchoring, deployment and other installation, and reduce time to deploy and operationalize. Our trackers are self-powered, reducing ongoing system reliance on more costly AC power and allowing newly-constructed plants to begin generating solar power sooner than tracking solutions that require external power to operate.

•

Future upgradability.     We take an innovative approach to ‘future proofing’ the optimization of our trackers over time, enabling the release of improved features and capabilities to both legacy and new solar projects via future software enhancements to our separately sold software solutions.

•

Severe weather protection.     Our systems combine multiple approaches to reduce risk of damage while maintaining as much energy production as feasible in severe weather conditions. Our trackers use wind stowing methods and dampening based on research on dynamic wind force mitigation, increasing protection against high winds while seeking to minimize energy production impacts. Our software also provides rapid stowing modes to reduce risk of damage from hail and a feature that automatically puts the panels into stow position shortly after a loss of utility power.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Superior production for bifacial solar panels.    Our tracker platforms are designed to optimize production from bifacial solar panels. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects. Our architecture is designed to mitigate obstructions that can block reflected light from reaching the back side of the panels.

Our key strengths

•	Global leader in the solar tracking industry. We are the global leader in the solar tracking industry based on GW shipped and have been for seven consecutive years from 2015 to 2021.[12]

•

Culture and track record of innovation.    We have an exceptional culture focused on driving thought leadership and innovation within our industry over many years. We pioneered what we believe to be today’s leading generation of tracker solutions, including many “industry first” innovations, such as self-powering and self-grounding capabilities, and associated software offerings.

•

Proven solutions with a long track record of performance and reliability.    We have an established track record of delivering what we believe to be the highest performing trackers for solar energy projects in markets around the world, which is especially critical for a product with an expected 35+ year lifetime.

•

Strategic, value-driven relationships throughout the customer value chain.    We have developed long-term, entrenched strategic relationships throughout the value chain with leading developers, EPCs, owners and operators of solar projects.

•

Differentiated, robust intellectual property portfolio.    We have a large portfolio of intellectual property protecting both our hardware and software products. We have 81 issued U.S. patents, 118 granted non-U.S. patents and 209 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending Patent Cooperation Treaty applications across our product portfolio as of March 31, 2023.

•

Visionary, founder-led management team.    Our founders and management team pioneered tracking technology and are the driving force behind our vision, mission and innovation. Key members of our management team have an average of 20 years of experience in the solar industry.

Our growth strategies

We intend to drive the growth of our business primarily through the following strategies:

•	Maintain clear leadership position in sophisticated and growing U.S. market.
•	Expand in rapidly growing and maturing international markets.
•	Leverage our cutting-edge technological expertise to expand the existing addressable market.
•	Expand our product offerings and capitalize on our large installed base.
•	Pursue selective and accretive acquisitions to complement our existing platform.

Our market opportunity

Trackers are the fastest-growing utility-scale mounting system across the world, with the percentage of ground-mounted solar installations (in GW) utilizing trackers growing from 23% in 2015 to a projected 49% in 2022

[12]	Wood Mackenzie, June 2022.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

globally (and was over 80% in 2022 in mature markets such as the United States and Australia), according to Wood Mackenzie.13 In addition, the most recent tracker-specific forecasts from Wood Mackenzie estimated a $4.6 billion market for trackers in 2022, the third consecutive year in which the annual market value of trackers would exceed that of fixed-tilt systems for the ground-mounted market.14 We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more ROI than projects that do not. According to Wood Mackenzie, the global tracker market is expected to be a $71 billion cumulative opportunity from 2020 to 2030, representing approximately 682 GW of solar installed over that time period.15

Tax Receivable Agreement

On February 13, 2023, we entered into a tax receivable agreement (the “Tax Receivable Agreement”) with the LLC, Yuma, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Flex (“Yuma”), Yuma Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma (“Yuma Sub”), TPG Rise Flash, L.P., an affiliate of the private equity firm TPG (“TPG”), and the following affiliates of TPG: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (collectively, the “TPG Affiliates”). The Tax Receivable Agreement provides for the payment by us to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) our allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of outstanding Series A Preferred Units of the LLC (the “LLC Preferred Units”) or common units of the LLC (the “LLC Common Units” and together with the LLC Preferred Units, the “LLC Units”), including as part of the Transactions, this offering or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of LLC Units and shares of our Class B common stock (including as part of the Transactions, this offering or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG that each merged with a separate direct, wholly-owned subsidiary of us, as part of the Transactions, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. See the section titled “Certain relationships and related party transactions—Tax receivable agreement.” Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate to approximately $         over 20 years from the date of this offering based on the public offering price of $                per share of our Class A common stock, which was the last reported sale price of our Class A common stock on the Nasdaq Global Select Market on                , 2023, and assuming all future exchanges of LLC Units occur at the time of this offering. Under such scenario we would be required to pay the owners of LLC Units approximately 85% of such amount, or $                 million, over the 20 year period from the date of this offering, and the yearly payments over that time would range between approximately $                 to $                 million per year. Such payments will reduce the cash provided to us by the tax savings described above. As a result, investors purchasing shares in this offering or in the public market will not be entitled to the economic benefit of the tax benefits subject to the Tax Receivable Agreement that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the tax benefits subject to the Tax Receivable Agreement). See the section titled “Certain relationships and related party transactions—Tax receivable agreement.”

[13]	Wood Mackenzie, December 2022. Global total addressable market excludes China.
[14]	Ibid.
[15]	Ibid. Global total addressable market excludes China.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Summary risk factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our Class A common stock, you should carefully consider all of the risks and uncertainties described in the section titled “Risk factors” and elsewhere in this prospectus and in the documents incorporated by reference herein. These risks and uncertainties include, but are not limited to, the following:

•

The demand for solar energy and, in turn, our products is impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

•	Competitive pressures within our industry may harm our business, revenues, results of operations, financial condition and prospects.

•

We face competition from conventional and other renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions, which could materially and adversely affect the demand for and the average selling price of our products and services.

•

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

•

The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

•	We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

•	Economic, political and market conditions can adversely affect our business, financial condition and results of operations.

•	Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

•

Actions addressing determinations of forced labor practices in China and legislation and policies adopted to address such practices may disrupt the global supply of solar panels and have an adverse material effect on our business, financial conditions and results of operations.

•	We could face risks related to widespread pandemic, which could have a material and adverse effect on our business, results of operations and financial condition.

•

A further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

•

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact our revenue, results of operations and cash flows.

•

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	We may experience delays, disruptions or quality control problems in our product development operations.

•	Our business is subject to the risks of severe weather events, natural disasters and other catastrophic events.

•	Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

•

Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

•	A drop in the price of electricity sold may harm our business, financial condition and results of operations.

•	Technological advances in the solar components industry could render our systems uncompetitive or obsolete.

•	If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce our intellectual property, our business and results of operations could be materially harmed.

•	Flex continues to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.

•

We are required to pay Yuma and Yuma Sub, both of which are subsidiaries of Flex, TPG, and the TPG Affiliates (or certain permitted transferees thereof) for certain tax benefits that we are deemed to realize under the Tax Receivable Agreement, and the amounts we may pay could be significant.

•	Our indebtedness could adversely affect our financial flexibility and our competitive position.

Incorporation of Nextracker Inc.

Nextracker Inc., a Delaware corporation, was formed on December 19, 2022. Prior to the completion of our IPO, all of our business operations were conducted through the LLC (formerly known as NEXTracker Inc.) and its direct and indirect subsidiaries.

The Transactions

In connection with our IPO, we completed the following transactions:

•

We amended and restated Nextracker Inc.’s certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock, with each share entitling its holder to one vote on all matters presented to our stockholders generally, and provide that shares of Class B common stock may only be held by Yuma, Yuma Sub, TPG and each of their permitted transferees;

•

We issued 30,590,000 shares of our Class A common stock to the purchasers in our IPO in exchange for net proceeds of $693.8 million, based upon the IPO price of $22.68 per share, after the underwriting discount;

•

We issued 128,794,522 shares of our Class B common stock to Yuma, Yuma Sub and TPG in exchange for cash consideration, which number of shares were equal to the number of LLC Common Units held directly or indirectly by Yuma, Yuma Sub and TPG (not inclusive of those held by affiliated blocker corporations) after giving effect to the automatic conversion of the LLC Preferred Units held by TPG to LLC Common Units and before giving effect to the IPO, and thereafter, in connection with Yuma’s transfer to us of 30,590,000 LLC Common Units described below, the corresponding number of shares of Class B common stock held by Yuma were canceled;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

As permitted under and in accordance with the limited liability company agreement of the LLC in effect prior to the IPO (the “Prior LLC Agreement”), immediately prior to our IPO, TPG exercised its right to have certain blocker corporations affiliated with TPG each merge with a separate direct, wholly-owned subsidiary of the Company, with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction. In connection with such blocker corporations’ mergers, the investors in each such blocker corporation received a number of shares of the Company’s Class A common stock with a value based on the LLC Preferred Units held by such blocker corporations for a total of 15,279,190 shares of the Company’s Class A common stock;

•	We repurchased all 100 shares of our common stock previously issued to Yuma in connection with our initial capitalization for cash consideration;

•

Immediately prior to the consummation of our IPO, the LLC made a distribution in respect of the LLC Units in an aggregate amount of $175.0 million (the “Distribution”). With respect to such Distribution, $21.7 million was distributed to TPG and $153.3 million to Yuma and Yuma Sub in accordance with their pro rata LLC Units. The Distribution was financed, in part, with net proceeds from a $150.0 million term loan under a credit agreement entered into by the LLC which is guaranteed by Nextracker Inc., and various lenders party thereto (the “2023 Credit Agreement”);

•

All net proceeds from our IPO were used as consideration for Yuma’s transfer to us of 30,590,000 LLC Common Units at a price per unit equal to $22.68, and, as a result, we did not retain any of the net proceeds from our IPO;

•

We, the LLC, Yuma, Yuma Sub and TPG entered into an exchange agreement (the “Exchange Agreement”) under which Yuma, Yuma Sub and TPG (or certain permitted transferees thereof) have the right, subject to the terms of the Exchange Agreement, to require the LLC to exchange LLC Common Units (together with a corresponding number of shares of Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis, or, in the alternative, we may elect to exchange such LLC Common Units (together with a corresponding number of shares of Class B common stock) for cash equal to the product of (i) the number of LLC Common Units (together with a corresponding number of shares of Class B common stock) being exchanged, (ii) the then-applicable exchange rate under the Exchange Agreement (which was initially one and is subject to adjustment) and (iii) the Class A common stock value (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions; provided further, that in the event of an exchange request by an exchanging holder, Nextracker Inc. may at its option effect a direct exchange of shares of Class A common stock for LLC Common Units and shares of Class B common stock in lieu of such exchange or make a cash payment to such exchanging holder, in each case pursuant to the same economic terms applicable to an exchange between the exchanging holder and the LLC;

•	We, the LLC, Yuma, Yuma Sub, TPG and the TPG Affiliates entered into the Tax Receivable Agreement described above under the section titled “—Tax Receivable Agreement”;

•

We, Yuma, Yuma Sub and TPG entered into a registration rights agreement pursuant to which we granted such parties (and their transferees, if any) certain registration rights with respect to any of our Class A common stock owned by them (including upon exchange of LLC Common Units and shares of Class B common stock held by them). See the section titled “Certain relationships and related party transactions—Agreements with Flex—Registration rights agreement;” and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

We became the managing member of the LLC and as such, operate and control all of the business and affairs of the LLC and, through the LLC and its direct and indirect subsidiaries, conduct our business. As a result, we will consolidate the LLC and record a significant non-controlling interest in a consolidated entity in our consolidated financial statements for the economic interest in the LLC held directly or indirectly by Flex and TPG.

We collectively refer to the foregoing organizational and other transactions and the IPO as the “Transactions.”

Immediately following the completion of this offering:

•

Nextracker Inc. will beneficially own                 LLC Common Units, representing approximately                 % of the economic interest in the business of the LLC (or                LLC Common Units, representing approximately                 % of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

The purchasers in this offering will own (i)                 shares of Class A common stock of Nextracker Inc., representing approximately                % of the total outstanding shares of Nextracker Inc.’s common stock (or                 shares of Class A common stock, representing approximately                 % of the total outstanding shares of Nextracker Inc.’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) indirectly through Nextracker Inc.’s ownership of LLC Units, approximately                 % of the economic interest in the business of the LLC (or approximately                 % of the economic interest in the business of the LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

Flex (i) through Yuma and Yuma Sub, will own                 shares of Class B common stock of Nextracker Inc., representing approximately                 % of the total outstanding shares of Nextracker Inc.’s common stock (or                 shares of Class B common stock, representing approximately                 % of the total outstanding shares of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through Yuma and Yuma Sub, will own                 LLC Common Units, representing approximately                % of the economic interest in the business of the LLC (or                 LLC Common Units, representing approximately                 % of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

TPG will own (i)             shares of Class A common stock of Nextracker Inc., representing approximately             % of the total outstanding shares of Nextracker Inc.’s common stock (or             shares of Class A common stock, representing approximately         % of the total outstanding shares of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii)                shares of Class B common stock of Nextracker Inc., representing approximately                 % of the total outstanding shares of Nextracker Inc.’s common stock (or                 shares of Class B common stock, representing approximately                 % of the total outstanding shares of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (iii)                 LLC Common Units representing approximately                 % of the economic interest in the business of the LLC (or                 LLC Common Units, representing approximately                % of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The separation agreement

We have entered into various agreements to provide a framework for our relationship with Flex after the Transactions, including a separation agreement, a transition services agreement and an employee matters agreement. These agreements provide for the allocation between us and Flex of Flex’s employees, liabilities and obligations attributable to periods prior to, at and after the separation. For additional information regarding the separation agreement and such other agreements, refer to the sections titled “Risk factors—Risks related to the Transactions and our relationship with Flex” and “Certain relationships and related party transactions—Agreements with Flex.”

Subsequent distribution or dispositions

Distribution or Other Dispositions

The separation agreement provides that Flex may, in its sole discretion, determine: (i) whether to proceed with all or part of a tax-free or other distribution or disposition of its retained beneficial interest in the LLC (as applicable, a “Distribution or Other Disposition”), whether directly or through a distribution or disposition of the stock of Yuma, which directly or indirectly holds Flex’s beneficial interest in the LLC; and (ii) all terms of the Distribution or Other Disposition, as applicable, including the form, structure and terms of any transaction(s) and/or offering(s) to effect the Distribution or Other Disposition and the timing of and conditions to the consummation of the Distribution or Other Disposition. In addition, the separation agreement provides that in the event that Flex determines to proceed with any Distribution or Other Disposition, Flex may at any time and from time to time until the completion of such Distribution or Other Disposition abandon, modify or change any or all of the terms of such Distribution or Other Disposition, including by accelerating or delaying the timing of the consummation of all or part of such Distribution or Other Disposition. The separation agreement also provides that upon Flex’s request, we and the LLC will cooperate with Flex in all respects to accomplish the Distribution or Other Disposition and will, at Flex’s direction, promptly take any and all actions necessary or desirable to effect the Distribution or Other Disposition, including the registration under the Securities Act of the offering of our Class A common stock on an appropriate registration form or forms to be designated by Flex and the filing of any necessary documents pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Merger Agreement

In addition to our obligations with respect to any Distribution or Other Disposition, the separation agreement provides Flex with the right, exercisable at any time, to require us, following any dividend or distribution of the equity of Yuma to the holders of ordinary Flex shares, to, at Flex’s option, effect a merger of Yuma with a wholly-owned subsidiary of ours, with Yuma surviving as a wholly owned subsidiary of ours in a tax-free transaction under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

As a result, prior to the IPO, we, Flex, Yuma and Yuma Acquisition Corp., our wholly-owned subsidiary (“Merger Sub”), entered into the merger agreement, pursuant to which, among other matters, Flex has the right but not the obligation, to effect a merger of Yuma with Merger Sub, with Yuma surviving such merger as our wholly-owned subsidiary, in a transaction intended to qualify for tax-free treatment under Section 368(a) of the Code (the “Merger”). The Merger would, on the terms and subject to the conditions set forth in the merger agreement, be effected immediately following the distribution of all of the outstanding stock of Yuma to the holders of ordinary Flex shares as contemplated by the merger agreement (the “Merger Distribution”), with such stock of Yuma being exchanged for shares of our Class A common stock in the Merger. The number of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

shares of our Class A common stock that would be issued to Yuma stockholders in the Merger would equal the number of shares of Class A common stock then held directly or indirectly by Yuma and its subsidiaries (assuming for such purposes that all LLC Units and shares of Class B common stock held directly or indirectly by Yuma and its subsidiaries have been exchanged for shares of Class A common stock as of immediately prior to the Merger pursuant to and in accordance with the Exchange Agreement).

Prior to the IPO, we and each of Flex, Yuma and Merger Sub, and our stockholders and the stockholders of each of Yuma and Merger Sub, approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger. As a result, our stockholders have no further right to approve or disapprove of the Merger or the other transactions contemplated by the merger agreement or the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger. Further, our stockholders have no right to appraisal under Section 262 of the Delaware General Corporation Law (the “DGCL”) or otherwise in connection with the Merger or the other transactions contemplated by the merger agreement.

General

Flex has no obligation (pursuant to the merger agreement or otherwise) to pursue or consummate any further distribution or disposition of its retained beneficial interest in the LLC, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, by any specified date or at all. If pursued, any such distribution or disposition would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and, if pursued, the Merger would be subject to the conditions set forth in the merger agreement (see the section titled “Certain relationships and related party transactions—Merger agreement” for additional detail regarding the conditions to the closing of the Merger set forth in the merger agreement).

The conditions to any such distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, may not be satisfied. Flex has submitted a request for a private letter ruling from the Internal Revenue Service (the “IRS”) regarding the qualification of the Merger Distribution for tax-free treatment under Section 355 of the Code and certain related matters, in the event that Flex determines to proceed with the Merger Distribution. There can be no assurance such a ruling will be issued or that even if it is, that Flex will pursue the Merger Distribution. Flex may decide not to consummate any distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, even if the conditions thereto are satisfied or Flex may decide to waive one or more of these conditions and consummate such a distribution or disposition, even if all of the conditions thereto are not satisfied.

Accordingly, we have no certainty when such transactions (and the effectiveness of our related obligations under the separation agreement and the merger agreement) will occur or if they will occur at all.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Corporate structure

The following diagram sets forth a simplified view of our corporate structure after giving effect to this offering. This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted.

Note:	For the purposes of this diagram only, shares of Class A common stock not outstanding and subject to options, warrants or other rights are deemed outstanding for purposes of calculating the percentage total outstanding common stock and economic interest of the various entities depicted in the diagram.

Corporate information

Our principal executive offices are located at 6200 Paseo Padre Parkway, Fremont, California 94555 and our telephone number is (510) 270-2500. Our website is www.nextracker.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The offering

Class A common stock we are offering	shares of Class A common stock (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Total number of Class A common stock outstanding after this offering	shares of Class A common stock (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) as of March 31, 2023.

The number of outstanding shares of Class A common stock outstanding after this offering excludes:

•	shares of our Class B common stock which are exchangeable together with an equal number of LLC Common Units for shares of Class A common stock.

•

            shares of our Class A common stock available for issuance under our 2022 Nextracker Inc. Equity Incentive Plan (the “Equity Incentive Plan”) and which include            shares of Class A common stock issuable upon vesting of outstanding RSUs.

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of Class A common stock at the offering price less the underwriting discount.

Class B common stock to be beneficially owned by Flex immediately after this offering	shares of Class B common stock, representing approximately % of the total outstanding shares of all of the Company’s common stock (or shares, representing approximately % of the total outstanding shares of all of the Company’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in the Company.

Class A common stock to be beneficially owned by TPG immediately after this offering	shares of Class A common stock, representing approximately % of the total outstanding shares of all of the Company’s common stock (or shares, immediately after this offering representing approximately % of the total outstanding shares of all of the Company’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock to be beneficially owned by TPG immediately after this offering	shares of Class B common stock, representing approximately % of the total outstanding shares of all of the Company’s common stock (or shares, representing approximately % of the total outstanding shares of all of the Company’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in the Company.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

LLC Common Units to be beneficially held by us immediately after this offering	LLC Common Units (or LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately % of the total economic interest in the LLC (or % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

LLC Common Units to be beneficially owned by Flex immediately after this offering	LLC Common Units (or LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately % of the total economic interest in the LLC (or % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

LLC Common Units to be beneficially owned by TPG immediately after this offering	LLC Common Units (or LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately % of the total economic interest in the LLC (or % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Ratio of shares of Class A common stock to LLC Common Units	Our amended and restated certificate of incorporation and the LLC Agreement (as defined below) requires that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock outstanding and the number of LLC Common Units owned by us, except as otherwise determined by us.

Ratio of shares of Class B common stock to LLC Common Units	Our amended and restated certificate of incorporation and the LLC Agreement requires that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by Yuma, Yuma Sub, TPG and each of their permitted transferees and the number of LLC Common Units owned by Yuma, Yuma Sub, TPG and each of their permitted transferees, except as otherwise determined by us.

Permitted holders of shares of Class B common stock	Immediately after this offering, Yuma and Yuma Sub will own % and TPG will own % of the outstanding shares of our Class B common stock. Only Yuma, Yuma Sub, TPG and each of their permitted transferees of Class B common stock as described in this prospectus are permitted to hold shares of our Class B common stock. Shares of Class B common stock are exchangeable for shares of Class A common stock only together with an equal number of LLC Common Units. See the section titled “Certain relationships and related party transactions—Nextracker LLC agreement.”

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an offering price of $ per share, which was the last reported sale price of our Class A common stock on Nasdaq on , 2023, after deducting the estimated underwriting discount. Approximately $ million of offering expenses will be paid by Flex. We intend to use all of the net proceeds from this offering to purchase LLC Common Units from Yuma and TPG (the “LLC Unit Repurchase”) as described in the section titled “Use of proceeds.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Voting rights; controlled company	The holders of our Class A common stock and Class B common stock are entitled to one vote per share. Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our common stockholders unless otherwise required by law. For a description of the rights of the holders of our Class A common stock, see the section titled “Description of capital stock—Class A common stock.”

Flex, as the indirect owner of % of the outstanding shares of the Company’s common stock, will continue to have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See the sections titled “Principal stockholders” and “Description of capital stock.”

Additionally, we are and, upon completion of this offering, we will continue to be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will continue to qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements. See the section titled “Management—Controlled company exemption.”

Dividend policy

Immediately prior to the consummation of our IPO, the LLC made the Distribution in respect of the LLC Units in an aggregate amount of $175.0 million. With respect to such Distribution, $21.7 million was distributed to TPG and $153.3 million was distributed to Yuma and Yuma Sub in accordance with their pro rata LLC Units. The Distribution was financed, in part, with net proceeds from a $150.0 million term loan under the 2023 Credit Agreement entered into by the LLC which is guaranteed by Nextracker Inc., and various lenders party thereto. We currently do not anticipate paying any cash distributions or dividends on our Class A common stock after this offering and for the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. The payment of any dividends on our Class A common stock in the future, and the timing and amount thereof, is within the discretion of our board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt facilities, industry practice, legal requirements and other factors that our board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations, the ability of the LLC to make distributions to us, and on our access to the capital markets for liquidity. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. Under the LLC Agreement, the LLC generally is required from time to time to make pro rata cash distributions, or tax distributions, to the holders of LLC Units to help each of the holders of the LLC Units to pay taxes on such holder’s allocable share of taxable income of the LLC. Investors in our Class A common stock will not be entitled to receive any such distributions. Investors should not purchase our

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Class A common stock with the expectation of receiving cash dividends. See “Dividend policy.”

Risk factors	See the section titled “Risk factors” and other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Summary historical and pro forma consolidated financial and other data

The following summary financial data reflects the assets and results of operations and other operating data of the operations of Nextracker Inc. and its subsidiaries. We derived the summary historical and pro forma consolidated statement of operations and comprehensive income data for the years ended March 31, 2023, 2022 and 2021, and the consolidated balance sheet data as of March 31, 2023 and 2022, from our audited consolidated financial statements and from our unaudited pro forma condensed consolidated financial statements included in the “Unaudited pro forma condensed consolidated financial statements” section of this prospectus.

We have historically operated as part of Flex and not as a separate, publicly traded company throughout the periods preceding the IPO. Our consolidated financial statements for the periods preceding the Transactions, including the IPO, were derived from Flex’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity were included as a component of the consolidated financial statements. For the periods preceding the Transactions, including the IPO, the consolidated financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities, and Flex’s investment, as applicable. The allocations were determined on what we believed to be a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the consolidated financial statements had we been an entity that operated separately from Flex during the full periods presented. Further, the historical consolidated financial statements may not be reflective of what our financial position, results of operations, or cash flows will be in the future as a public company. During the fourth quarter of fiscal year 2022, we entered into a transition services agreement with Flex, whereby Flex agreed to provide, or cause to be provided, certain services to us, which were previously included as part of the allocations from Flex. As consideration, we agreed to pay Flex the amount specified for each service as described in the transition service agreement. See the section titled “Certain relationships and related party transactions—Agreements with Flex.” Related-party allocations, including the method for such allocations, are discussed further in Note 11 in the notes to the consolidated financial statements included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data presented below has been prepared to reflect the Transactions, this offering and the LLC Unit Repurchase. The summary unaudited pro forma consolidated financial data has been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations and comprehensive income data presented reflects the financial results as if the Transactions, this offering and the LLC Unit Repurchase occurred on April 1, 2022, which was the first day of fiscal year 2023. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2023 gives effect to the Transactions, this offering and the LLC Unit Repurchase as if they had occurred on March 31, 2023. The unaudited pro forma condensed consolidated financial statements consist of an unaudited pro forma condensed consolidated balance sheet as of March 31, 2023 and unaudited pro forma condensed consolidated statement of operations and comprehensive income for the year ended March 31, 2023, prepared in accordance with GAAP. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our results of operations or financial condition had the Transactions, this offering and the LLC Unit Repurchase been completed and our current capital structure in effect on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a separate, publicly traded company during the full period. In addition, they are not necessarily indicative of our future results of operations or financial position.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

This summary historical and pro forma consolidated financial and other data should be reviewed in combination with the sections titled “Unaudited pro forma condensed consolidated financial statements,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Unaudited Nextracker Inc. pro forma 2023	Fiscal year ended March 31,
		Historical
(In thousands, except share and per share data)		2023	2022	2021

Statement of Operations and Comprehensive Income Data:
Revenue		$1,902,137	$1,457,592	$1,195,617
Cost of sales		1,615,164	1,310,561	963,636

Gross profit		286,973	147,031	231,981
Selling, general and administrative expenses		96,869	66,948	60,442
Research and development		21,619	14,176	13,008

Operating income		168,485	65,907	158,531
Interest and other (income) expense, net		(598)	799	502

Income before income taxes		169,083	65,108	158,029
Provision for income taxes		47,750	14,195	33,681

Net income and comprehensive income		121,333	50,913	124,348
Less: Net income attributable to Nextracker LLC prior to the reorganization transactions		117,744	50,913	124,348
Less: Net income attributable to redeemable non-controlling interests		2,446	—	—

Net income attributable to Nextracker Inc.		$1,143	$—	$—

Earnings per share attributable to the stockholders of Nextracker Inc.(1)
Basic		$0.02	N/A	N/A
Diluted		$0.02	N/A	N/A
Weighted average shares used in computing per share amounts(1):
Basic		45,886,065	N/A	N/A
Diluted		145,851,637	N/A	N/A

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

	Unaudited Nextracker Inc. pro forma	As of March 31,
		Historical
(In thousands)		2023	2022
Consolidated Balance Sheet Data:
Working capital(2)	$	$364,839	$240,691
Total assets		1,419,680	1,017,289
Long-term debt		147,147	—
Total parent company deficit		—	(3,035)
Total stockholders’ deficit		(3,075,767)	—

(1)	Basic and diluted income per share is applicable only for the period February 9, 2023 through March 31, 2023, which is the period following the Transactions. See Note 8 in the notes to the consolidated financial statements included elsewhere in this prospectus for the calculation of shares used in the computation of earnings per share and the basis for the computation of earnings per share.
(2)	Working capital is defined as current assets, less current liabilities

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021

Consolidated Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$107,669	$(147,113)	$94,273
Net cash used in investing activities	(3,159)	(5,750)	(2,963)
Net cash provided by (used in) financing activities	(3,572)	(8,656)	96,329

	Fiscal year ended March 31,
(In thousands, except percentages)	2023	2022	2021

Other Financial Information:
Non-GAAP gross profit(1)	$300,017	$152,599	$242,016
Non-GAAP operating income(1)	203,127	90,363	177,850
Non-GAAP net income(1)	153,095	69,870	140,279
Adjusted EBITDA	208,977	92,279	179,164
Net income (% of revenue)	6.4%	3.5%	10.4%
Adjusted EBITDA (% of revenue)(1)	11.0%	6.3%	15.0%
Adjusted free cash flow	$104,510	$(152,863)	$91,810

(1)

We present Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow as supplemental measures of our performance. We define Non-GAAP gross profit as gross profit plus stock-based compensation expense and intangible amortization. We define Non-GAAP operating income as operating income plus stock-based compensation expense and intangible amortization. We define Non-GAAP net income as net income plus stock-based compensation expense, intangible amortization, and certain nonrecurring legal costs and other discrete events as applicable, net of their tax effects. We define Adjusted EBITDA as net income plus (i) interest, net, (ii) provision for income taxes, (iii) depreciation expense, (iv) intangible amortization, (v) stock-based compensation expense, and (vi) certain nonrecurring legal costs and other discrete events as applicable. We define Adjusted EBITDA Margin as the percentage derived from Adjusted EBITDA divided by revenue. We define Adjusted free cash flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment plus proceeds from the disposition of property and equipment. Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow are intended as supplemental measures of performance that

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow below and not rely on any single financial measure to evaluate our business. The following table provides a reconciliation of Non-GAAP gross profit to gross profit, Non-GAAP operating income to operating income, Non-GAAP net income to net income, Adjusted EBITDA to net income, and adjusted free cash flow to net cash provided by (used in) operating activities for each period presented. The Non-GAAP measures presented in the table are inclusive of redeemable non-controlling interests.

	Fiscal year ended March 31,
(In thousands, except percentages)	2023	2022	2021

Reconciliation of GAAP to Non-GAAP Financial Measures:
GAAP gross profit	$286,973	$147,031	$231,981
Stock-based compensation expense	12,794	1,526	1,953
Intangible amortization	250	4,042	8,082

Non-GAAP gross profit	$300,017	$152,599	$242,016

GAAP operating income	$168,485	$65,907	$158,531
Stock-based compensation expense	31,994	3,048	4,306
Intangible amortization	1,207	8,465	15,013
Legal costs(1)	1,528	12,943	—
Other	(87)	—	—

Non-GAAP operating income	$203,127	$90,363	$177,850

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

	Fiscal year ended March 31,
(In thousands, except percentages)	2023	2022	2021
GAAP net income	$121,333	$50,913	$124,348
Stock-based compensation expense	31,994	3,048	4,306
Intangible amortization	1,207	8,465	15,013
Adjustment for taxes	(2,880)	(5,499)	(3,388)
Legal costs(1)	1,528	12,943	—
Other	(87)	—	—

Non-GAAP net income	$153,095	$69,870	$140,279

Net income	$121,333	$50,913	$124,348
Interest, net	1,833	34	20
Provision for income taxes	47,750	14,195	33,681
Depreciation expense	3,419	2,681	1,796
Intangible amortization	1,207	8,465	15,013
Stock-based compensation expense	31,994	3,048	4,306
Legal costs(1)	1,528	12,943	—
Other	(87)	—	—

Adjusted EBITDA	$208,977	$92,279	$179,164

Net income (% of revenue)	6.4%	3.5%	10.4%
Adjusted EBITDA (% of revenue)	11.0%	6.3%	15.0%
Net cash provided by (used in) operating activities	$107,669	$(147,113)	$94,273
Purchase of property and equipment	(3,183)	(5,917)	(2,463)
Proceeds from disposition of property and equipment	24	167	—

Adjusted free cash flow	$104,510	$(152,863)	$91,810

(1)	Represents additional charges incurred in relation to the litigation with Array Technologies, Inc (“ATI”), as further described in Note 12 in the notes to the consolidated financial statements included elsewhere in this prospectus. The net settlement and direct legal costs in aggregate are excluded from the Company’s Non-GAAP income. Based on historical experience we do not believe that the settlement and associated charges are normal, recurring operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management’s performance when determining incentive compensation or to evaluate the effectiveness of the Company’s business strategies.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider these risk factors, together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase shares of our Class A common stock in this offering. If any of the following risks occur, it could have a material adverse effect on our business, financial condition, results of operations or prospects. Risks that are not presently known to us or that we do not currently consider material could also have a material adverse effect on our business, financial condition and results of operations. If any of these or the following risks occur, the trading price of our Class A common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section titled “Special note regarding forward-looking statements.”

Risks related to our business and our industry

The demand for solar energy and, in turn, our products is impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

Our future success depends on continued demand for utility-scale solar energy. Solar energy is a rapidly evolving and competitive market that has experienced substantial changes in recent years, and we cannot be certain that EPCs, developers, owners and operators of solar projects will remain active in the market or that new potential customers will pursue solar energy as an energy source at levels sufficient to grow our business. The demand for solar energy, and in turn, our products, may be affected by many factors outside of our control, including:

•	availability, scale and scope of government subsidies, government incentives and financing sources to support the development and commercialization of solar energy solutions;

•	levels of investment by project developers and owners of solar energy products, which tend to decrease when economic growth slows;

•	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products;

•

local, state and federal permitting and other regulatory requirements related to environmental, land use and transmission issues, each of which can significantly impact the feasibility and timelines for solar projects;

•	technical and regulatory limitations regarding the interconnection of solar energy systems to the electrical grid;

•	the cost and availability of raw materials and components necessary to produce solar energy, such as steel, polysilicon and semiconductor chips; and

•	regional, national or global macroeconomic trends, which could affect the demand for new energy resources.

If demand for solar energy fails to continue to grow, demand for our products will plateau or decrease, which would have an adverse impact on our ability to increase our revenue and grow our business. If we are not able to mitigate these risks and overcome these difficulties successfully, our business, financial condition and results of operations could be materially and adversely affected.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Competitive pressures within our industry may harm our business, results of operations, financial condition and prospects.

We face intense competition from a large number of solar tracker companies in nearly all of the markets in which we compete. The solar tracker industry is currently fragmented. This may result in price competition being greater than expected, which would affect our margins.

Some of our competitors are developing or are currently manufacturing products based on different solar power technologies that may ultimately have costs similar to or lower than our projected costs. In addition, some of our competitors have or may have in the future have lower costs of goods sold, lower operating costs, greater name and brand recognition in specific markets in which we compete or intend to sell our products, greater market shares, access to larger customer bases, greater resources and significantly greater economies of scale than we do. Additionally, new competitors may enter our market as a result of, among other factors, lower research and development costs. We may also face adverse effects from EPCs subjecting their subcontractors who compete for their business, such as us, to contractual clauses that carry higher contractual risk to us, such as “pay if paid” clauses that requires an EPC to pay us only when the EPC’s end customer pays the EPC, higher liquidated damages amounts, increased contractual liabilities above 100% of the contract value and more limited force majeure clauses, among others. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

We face competition from conventional and other renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions, which could materially and adversely affect the demand for and the average selling price of our products and services.

We face significant competition from providers of conventional and renewable energy alternatives such as coal, nuclear, natural gas and wind. We compete with conventional energy sources primarily based on price, predictability of price and energy availability, environmental considerations and the ease with which customers can use electricity generated by solar energy projects. If solar energy systems cannot offer a compelling value to customers based on these factors, then our business growth may be impaired.

Conventional energy sources generally have substantially greater financial, technical, operational and other resources than solar energy sources, and as a result may be able to devote more resources to research, development, promotion and product sales or respond more quickly to evolving industry standards and changes in market conditions than solar energy systems. Conventional and other renewable energy sources may be better suited than solar for certain locations or customer requirements and may also offer other value-added products or services that could help them compete with solar energy sources. In addition, the source of a majority of conventional energy electricity is non-renewable, which may in certain markets allow them to sell electricity more cheaply than electricity generated by solar generation facilities. Non-renewable generation is typically available for dispatch at any time, as it is not dependent on the availability of intermittent resources such as sunlight.

The cost-effectiveness, performance and reliability of solar energy products and services, compared to conventional and other renewable energy sources, could materially and adversely affect the demand for our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. Because we recognize revenue on projects as legal title to equipment is transferred from us to the customer, any delays

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

in large projects from one quarter to another may cause our results of operations for a particular period to fall below expectations. We have experienced seasonal and quarterly fluctuations in the past as a result of fluctuations in our customers’ businesses, changes in local and global market trends, as well as seasonal weather-related disruptions. For example, our customers’ ability to install solar energy systems is affected by weather, such as during the winter months. Inclement weather may also affect our logistics and operations by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers’ solar projects.

Further, given that we operate in a rapidly growing industry, the true extent of these fluctuations may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Our financial performance, sales, working capital requirements and cash flows may fluctuate, and our past quarterly results of operations may not be good indicators of future performance or prospects. Any substantial fluctuation in revenues could have an adverse effect on our financial condition, results of operations, cash flows and stock price for any given period. In addition, revenue, and other operating results in future fiscal quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.

The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates and other financial incentives. See the section titled “Business—Government incentives.” The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications wherein solar power is sold under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives supporting the use of renewable energy. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. These reductions, eliminations or expirations could occur without warning. Any changes to the existing framework of these incentives could cause fluctuations in our results of operations.

The Inflation Reduction Act of 2022 (the “IRA”) made significant changes to the incentives available to solar energy projects. As a result of changes made by the IRA, United States taxpayers will be entitled to a 30% investment tax credit (“ITC”) for certain qualifying projects placed in service after 2021 and increased further to 40% for projects placed in service after 2022 that satisfy certain “domestic content” requirements. For projects placed in service after 2022, these credit amounts are subject to an 80% reduction if the project (1) does not satisfy prevailing wage and apprenticeship requirements, (2) has a maximum net output that is greater than or equal to 1 megawatt of electrical (as measured in alternating current) or thermal energy and (3) begins construction on or after January 29, 2023 (the date that is 60 days after the IRS released guidance relating to the prevailing wage and apprenticeship requirements). In addition, certain other incremental credits are potentially available for projects or facilities located in “energy communities” or “low-income communities” or that are part of “low-income economic benefit projects” or “low-income residential building projects.”

On May 12, 2023, the U.S. Treasury Department and the Internal Revenue Service (“IRS”) released Notice 2023-38 providing guidance with respect to the IRA’s domestic content bonus credit. The Treasury Department and the IRS announced their intent to issue proposed regulations in the future that will apply to taxable years

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

ending after May 12, 2023, and that in the interim, the guidance contained in Notice 2023-38 may be relied upon with respect to any qualified facility or energy project the construction of which begins before the date ending 90 days after such proposed regulations are published. Generally, to meet the domestic content requirements a qualified facility or energy project must satisfy certain U.S. domestic sourcing or production requirements for iron, steel and manufactured products. In addition, the United States taxpayer must satisfy certain certification and substantiation requirements.

As a result of changes made by the IRA, United States taxpayers will generally also be allowed to elect to receive a production tax credit (“PTC”) in lieu of the ITC for qualified solar facilities the construction of which begins before January 1, 2025, that are placed in service after 2021. The PTC is available for electricity produced and sold to unrelated persons in the ten years following a project’s placement in service and is equal to an inflation-adjusted amount (2.6 cents per kilowatt hour for calendar year 2022, assuming the prevailing wage and apprenticeship requirements described above are satisfied or deemed satisfied, reduced by 80% if those requirements are not satisfied) for every kilowatt-hour of electricity produced by a facility. The available credit amount is increased by 10% if the domestic content requirements described above are satisfied. Certain additional incremental PTCs are also available similar to the incremental ITCs described above.

In the case of projects placed in service after 2024, each of the ITC and PTC will be replaced by similar “technology neutral” tax credit incentives that mimic the ITC and PTC but also require that projects satisfy a “zero greenhouse gas emissions” standard (which solar does) in order to qualify for the credits. This new credit regime will continue to apply to projects that begin construction prior to the end of 2033 (and possibly later), at which point the credits will become subject to a phase-out schedule.

While these changes are intended to encourage investments in new solar projects, the impact these changes will have on our results of operations is unclear. In particular, the tax credit regime in place prior to the IRA’s enactment provided annual reductions in the applicable credit amount at the beginning of 2023 and 2024 and therefore encouraged customers to acquire our products prior to calendar year-end dates in order to qualify for a higher tax credit available for projects that commenced construction (within the meaning of IRS guidance) prior to those dates. As a result of the changes made by the IRA, while there may continue to be an incentive for taxpayers to commence construction on facilities before certain dates, the tax credits will not experience annual reductions similar to those that would have occurred at the end of 2022 and 2023 for at least ten years.

In addition, if we are unable to meet the domestic content requirements necessary for customers using our tracker products to qualify for the incremental domestic content bonus credit and our competitors are able to do so, we might experience a decline in sales for U.S. projects. While the Treasury Department’s recent Notice 2023-38 includes significant clarifications with respect to domestic content requirements, including their applicability to and treatment of photovoltaic trackers, additional further clarifying communications from the Treasury Department may be forthcoming. Moreover, the response from the solar industry, including any domestic content requirements our customers may impose on us to receive orders, as a result of the IRA and Notice 2023-38 remains uncertain. In addition, the timing and nature of the Treasury Department’s eventual proposed and final implementing regulations which are expected to supersede Notice 2023-38 remains uncertain. We may not have an adequate supply of tracker products satisfying the domestic content requirements set forth in the IRA, Notice 2023-38 and/or future implementing regulations to meet customer demand. In addition, compliance with these requirements may significantly increase our record-keeping, accounting and production costs. As a result of these risks, the domestic content requirements may have a material adverse impact on our U.S. sales, business and results of operations.

Finally, if our customers are unable to satisfy their respective prevailing wage and apprenticeship requirements described above, the credits available to the taxpayer will be lower than the credits available under prior law. Satisfaction of these requirements is outside of our control. If a significant portion of our customers is unable to

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

satisfy these requirements, demand for our tracker products may be adversely impacted by the reduced credits available, which could have a material adverse effect on our business, financial condition and results of operations.

Federal, state, local and foreign government bodies have implemented additional policies that are intended to promote or mandate renewable electricity generally or solar electricity in particular. For example, many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard (“RPS”) that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date. While the recent trend has been for jurisdictions with RPSs to maintain or expand them, there have been certain exceptions and there can be no assurances that RPSs or other policies supporting renewable energy will continue. Proposals to extend compliance deadlines, reduce renewable requirements or solar set-asides, or entirely repeal RPSs emerge from time to time in various jurisdictions. Reduction or elimination of RPSs, as well as changes to other renewable-energy and solar-energy policies, could reduce the potential growth of the solar energy industry and materially and adversely affect our business.

Moreover, policies of recent U.S. presidential administrations have created regulatory uncertainty in the renewable energy industry, including the solar energy industry, and have adversely affected and may continue to adversely affect our business. For example, in the span of less than six years, the United States joined, withdrew from, and then rejoined the 2015 Paris Agreement on climate change mitigation following changes in administration from former U.S. Presidents Obama and Trump to current U.S. President Biden. President Biden has not yet proposed a rule to regulate greenhouse gas emissions, and it is uncertain whether new regulations would promote solar energy development. In addition, the U.S. Supreme Court’s decision on June 30, 2022 in West Virginia v. EPA, holding that the U.S. Environmental Protection Agency (“EPA”) exceeded its authority in enacting a subsequently repealed rule that would have allowed electric utility generation facility owners to reduce emissions with “outside the fence measures” may limit EPA’s ability to address greenhouse gas emissions comprehensively without specific authorization from Congress.

The international markets in which we operate or may operate in the future may have or may put in place policies to promote renewable energy, including solar. These incentives and mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives and support in a new market.

There is no assurance that these governments will provide or continue to provide sufficient incentives and support to the solar industry and that the industry in any particular country will not suffer significant downturns in the future as the result of changes in public policies or government interest in renewable energy, any of which would adversely affect demand for our solar products.

Furthermore, corporate social responsibility efforts, such as net zero emission pledges, have fostered private sector investment in solar energy systems in recent years. To the extent that these corporate policies are redirected away from renewable energy in general or solar energy in particular, the demand for our solar products would be adversely affected.

Finally, the solar industry has in past years experienced periodic downturns due to, among other things, changes in subsidies and incentives, as well as other policies and regulations, which, as noted above, may affect the demand for our products. There is no assurance that the solar industry will not suffer significant downturns in the future, which would adversely affect demand for our solar products. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

We purchase our components through arrangements with various suppliers located across the globe. We depend on our suppliers to source materials and manufacture critical components for our products. Our reliance on these suppliers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules and costs which could disrupt our ability to procure these components in a timely and cost-efficient manner. The suppliers rely on other suppliers to provide them with raw materials and sub-components that are critical to manufacturing the components of our tracker products. Any shortages of components or materials would affect our ability to timely deliver our products to our customers consistent with our contractual obligations, which may result in liquidated damages or contractual disputes with our customers, harm our reputation and lead to a decrease in demand for our products.

Our ability to deliver our products in a cost-efficient manner has been in recent years and could continue to be adversely impacted by other factors not within our control, including, but not limited to, shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service, increases in the cost of fuel, sanctions and labor availability and cost.

Further, our products are manufactured from steel and, as a result, our business is significantly affected by the price of steel. When steel prices are higher, the prices that we charge customers for our products may increase, which may decrease demand for our products. If we do not increase our prices due to an increase in the price of steel, we will experience lower profitability on our products. Conversely, if steel prices decline, customers may demand lower prices and our and our competitors’ responses to those demands could result in lower sale prices, lower volume, and consequently, negatively affect our profitability. A significant portion of our steel is derived directly or indirectly from steel mills located in China. At times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, global capacity, import levels, fluctuations in the costs of raw materials necessary to produce steel, sales levels, competition, consolidation of steel producers, labor costs, transportation costs, import duties and tariffs and foreign currency exchange rates. This volatility can significantly affect the availability and cost of steel which may impact our profitability and could have a material adverse effect on our business, financial condition and results of operations.

In addition, as noted above, the recently enacted IRA provides incremental tax credits for U.S. solar projects satisfying domestic content requirements. While the impact of these requirements on us remains fluid and uncertain pending customer response and the release of future implementing regulations, if we are unable to provide our tracker products in a manner that satisfies applicable domestic content requirements and our competitors are able to do so, we might experience a decline in sales for U.S. projects. In addition, compliance with these requirements may increase our production costs. In light of the foregoing, our U.S. sales, profitability and results of operations in the United States may be adversely affected by the applicable domestic content requirements which must be satisfied in order for solar projects to be eligible for these incremental credits.

Other events that could also cause disruptions to our supply chain include:

•	the imposition of additional duties, tariffs and other charges or quotas on imports and exports, or other trade law provisions or regulations;

•

continued or renewed instability in the global supply of any of our key components, including a shortage of semiconductor chips, which has and could continue to impact the timely receipt of our self-powered controller;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	foreign currency fluctuations;

•	inflationary pressure and its impact on labor, commodities, fuel prices and other key tracker components and materials;

•

natural disasters, severe weather, political instability, war, terrorist attacks, social unrest and economic instability in the regions in which our suppliers are located, or through which our components and materials travel;

•	public health issues and epidemic diseases, such as the COVID-19 pandemic, and their effects (including measures taken by governmental authorities in response to their effects);

•	theft or other loss;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of suppliers; and

•	significant labor disputes, strikes, work stoppages or boycotts.

Any significant disruption to our ability to procure our components, and our suppliers’ ability to procure materials to manufacture components for our products could increase the cost or reduce or delay our ability to perform under our contracts and could adversely affect our business, financial condition, results of operations and profitability. Further, if any of our suppliers were unable or unwilling to manufacture the components that we require for our products in sufficient volumes and at high quality levels or renew existing terms under supply agreements, we would need to identify, qualify and select acceptable alternative suppliers. An alternative supplier may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant interruption in manufacturing by our suppliers would require us to reduce our supply of products to our customers or increase our shipping costs to make up for such delays, which in turn could reduce our revenues and margins, harm our relationships with our customers, damage our reputation with other stakeholders involved with solar projects and cause us to forego potential revenue opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

Economic, political and market conditions can adversely affect our business, financial condition and results of operations.

Macroeconomic developments, such as the global or regional economic effects resulting from the current Russia-Ukraine conflict, continued inflation and related economic curtailment initiatives, evolving trade policies or the occurrence of similar events that lead to uncertainty or instability in economic, political or market conditions, could have a material adverse effect on our business, financial condition and results of operations. Local political issues and conflicts could have a material adverse effect on our results of operations and financial condition if they affect geographies in which we do business or obtain our components. A local conflict, such as the Ukraine-Russian War, could also have a significant adverse impact on regional or global macroeconomic conditions, give rise to regional instability or result in heightened economic tariffs, sanctions and import-export restrictions in a manner that adversely affects us, including to the extent that any such actions cause material business interruptions or restrict our ability to conduct business with certain suppliers. Additionally, such conflict or sanctions may significantly devalue various global currencies and have a negative impact on economies in geographies in which we do business. Any general weakening of, and related declining corporate confidence in, the global economy could cause current or potential customers to reduce or eliminate their budgets and spending, which could cause customers to delay, decrease or cancel projects with us, which could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We are subject to governmental economic sanctions requirements and export controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.

The export of our products and services from the U.S. is subject to U.S. export control laws and regulations, including the Export Administration Regulations, or EAR, and trade and economic sanctions maintained by the Office of Foreign Assets Control, or OFAC. As such, an export license may be required to export or reexport our products or services to certain countries and end-users for certain end-uses. If we were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or transaction may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Further, U.S. export control laws and economic sanctions in many cases prohibit the export of services to certain U.S. embargoed or sanctioned countries, governments and persons, as well as for prohibited end-uses. Even though we take precautions to ensure that we comply with all relevant export control laws and regulations, including restrictions from the international community, any failure to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain materials and components for our products such as steel or for products used in solar energy projects more broadly, such as solar modules and solar cells. More specifically, in March 2018, the United States imposed a 25% tariff on steel imports and has imposed additional tariffs and quotas on steel imports pursuant to Section 232 of the Trade Expansion Act of 1962. We have used and continue to use overseas suppliers of steel and these tariffs could result in interruptions in the supply chain and impact our costs and our gross margins. Additionally, in January 2018, the United States adopted a safeguard tariff on imported solar modules and cells pursuant to Section 201 of the Trade Act of 1974. The tariff was initially set at 30%, with a gradual reduction over four years to 15%. On February 4, 2022, President Biden extended the safeguard tariff for an additional four years, starting at a rate of 14.75% and reducing that rate each year to 14% in 2026, and directed the United States Trade Representative to conclude agreements with Canada and Mexico on trade in solar products. On July 7, 2022, the United States and Canada entered into a non-binding memorandum of understanding in which the United States agreed to suspend application of the safeguard tariff to Canadian crystalline silicon photovoltaic cells imported as of February 1, 2022. While this tariff does not apply directly to the components we import, it may indirectly affect us by impacting the financial viability of solar energy projects, which could in turn reduce demand for our products. Furthermore, effective September 2018, the United States adopted a 10% tariff on an extensive list of products imported from China under Section 301 of the Trade Act of 1974, including inverters and power optimizers commonly used in solar projects. In June 2019, the U.S. Trade Representative increased the rate of such tariffs from 10% to 25%. While these tariffs are not directly applicable to our products, they could impact the solar energy projects in which our products are used, which could lead to decreased demand for our products.

On January 15, 2020, the United States and China entered into an initial trade deal that preserves the bulk of the tariffs placed in 2018 and maintains a threat of additional tariffs should China breach the terms of the deal. The Biden administration is expected to continue to modify its trade policies affecting materials and components for our products such as steel or for products used in solar energy projects more broadly, such as

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

solar modules and solar cells. Consequently, trade policies implemented by the Biden administration could have an adverse effect on our business, financial condition and results of operations.

On April 1, 2022, the U.S. Department of Commerce (“Commerce”) initiated anti-circumvention inquiries of the U.S. antidumping and countervailing duty orders on crystalline silicon PV (“CSPV”) solar cells and modules from China (“Solar 1 Orders”) covering merchandise from Vietnam, Malaysia, Thailand, and Cambodia pursuant to Section 781 of the Tariff Act of 1930. Commerce issued preliminary determinations in these inquiries on December 2, 2022, affirmatively finding that certain CSPV solar cells and modules produced in Vietnam, Malaysia, Thailand, and Cambodia using parts and components from China from certain producers/exporters, are circumventing the Solar 1 Orders and therefore should be subject to the antidumping and countervailing duty liabilities arising from those orders. Commerce instructed U.S. Customs and Border Protection to suspend liquidation and collect cash deposits for entries entered on or after April 1, 2022. Commerce is expected to issue final determinations in August 2023.

Duties arising from these affirmative determinations could result in cash deposit payments and eventual final duty payments that vary but may amount to over 250% of the entered value of the imported merchandise. However, on June 6, 2022, President Biden issued an emergency declaration under Section 318 of the Tariff Act of 1930 delaying the imposition of any cash deposit or duty payment obligations on merchandise subject to these inquiries until the earlier of (i) the expiration of the order on June 6, 2024, or (ii) the President terminates the emergency declaration. Merchandise from the four subject countries covered under the scope of these inquiries should therefore not be subject to any antidumping or countervailing duty liabilities under the Solar 1 Orders until the termination of the emergency declaration as long as the importer(s) and exporter(s) follow proper certification procedures that will be implemented by Commerce. The affirmative determinations could have an adverse effect on the global solar energy marketplace, and as such, an adverse effect on our business, financial condition and results of operations. While we do not sell solar modules, the degree of our exposure is dependent on, among other things, the impact of Commerce’s final determinations on the projects that are also intended to use our products. Such impacts are largely out of our control and may include project delays or cancellations. The ultimate severity or duration of the expected solar panel supply chain disruption or its effects on our clients’ solar project development and construction activities, and associated consequences on our business, is uncertain. More broadly, legislation and regulations have been proposed that would make it easier for domestic companies to obtain affirmative determinations in antidumping and countervailing duties investigations. Such legislation and regulations, if enacted or promulgated, could result in future successful petitions and administrative decisions that limit imports from Asia and other regions.

Tariffs and the possibility of additional tariffs in the future have created uncertainty in the industry. If the price of solar systems increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce the demand for solar systems, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect key customers and suppliers, and other supply chain partners. Such outcomes could adversely affect the amount or timing of our revenues, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions. While we have taken actions with the intention of, among other things, mitigating the effect of steel tariffs on our business by reducing our reliance on sourcing material from China, we may not be able to do so on attractive terms.

Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Actions addressing determinations of forced labor practices in China and legislation and policies adopted to address such practices may disrupt the global supply of solar panels and have an adverse material effect on our business, financial condition and results of operations.

Solar panel imports to the United States have also been, and may continue to be, impacted by the Uyghur Forced Labor Prevention Act (“UFLPA”) that was signed into law by President Biden on December 23, 2021. According to U.S. Customs and Border Protection, “it establishes a rebuttable presumption that the importation of any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region of the People’s Republic of China, or produced by certain entities, is prohibited by Section 307 of the Tariff Act of 1930 and that such goods, wares, articles, and merchandise are not entitled to entry to the United States. The presumption applies unless the Commissioner of U.S. Customs and Border Protection determines that the importer of record has complied with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor.” There continues to be uncertainty in the market around achieving full compliance with UFLPA, whether related to sufficient traceability of materials or other factors. This has created a significant compliance burden and constrained solar panel imports. We cannot currently predict what, if any, impact the UFLPA will have on the overall future supply of solar panels into the United States and the related timing and cost of our clients’ solar project, development and construction activities. While we do not import or sell solar panels, project delays caused by solar panel constraints may negatively impact our product delivery schedules and future sales, and therefore our business, financial condition and results of operations.

Since 2016, U.S. Customs and Border Protection has issued a number of withhold release orders (“WROs”) directed at forced labor in China, including WROs directed specifically at activity in the Xinjiang Uyghur Autonomous Region. As a result of these orders, certain products, including solar panels manufactured with polysilicon from Xinjiang, are effectively barred from entering the United States. We cannot determine with certainty whether our suppliers may become subject to a WRO, which could subject us to legal, reputational and other risks. If this were to occur, we might have to find alternative suppliers on short notice, resulting in construction delays and disruption and higher costs. Additionally, WROs have and could continue to impact the importation of solar panels. While we are not directly involved in the importation of solar panels, such WROs can negatively impact the global solar market and the timing and viability of solar projects to which we sell our products, which could have a material adverse effect on our business, financial condition and results of operations

We could face risks related to widespread pandemic, which could have a material and adverse effect on our business, results of operations and financial condition.

Although the COVID-19 pandemic appears to have abated, its long-term effects on the global economy, including ongoing significant inflation, continue to affect our business. Furthermore, should there be a resurgence of the COVID-19 pandemic, or should another pandemic arise, this could further negatively affect our operations and financial results.

The impact on our business of a resurgence of the COVID-19 pandemic or the occurrence of another pandemic could in the future include:

•	disruptions to our suppliers’ manufacturing facilities;

•	disruptions to ports and other shipping infrastructure;

•	other disruptions to our supply chain generally;

•	disruptions caused by supplier, subcontractor and Nextracker labor availability, worker absenteeism and quarantines;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	shortages of medical equipment (such as medical test kits and personal protection equipment for employees);

•	other disruptions to our ground operations at project sites;

•	office, factory, warehouse and other location closures;

•	local, regional or global logistics issues causing significant delays in our deliveries to our customers; and

•	other travel or health-related restrictions disrupting our ability to conduct our business or market our products.

If our ground operations at project sites and our suppliers are so affected, our supply chain, product shipments and project construction will be delayed, which could have a material adverse effect on our business, financial condition and results of operations.

The global spread of a pandemic could create significant macroeconomic uncertainty, volatility and disruption, which may adversely affect our and our customers’ and suppliers’ liquidity and cost of capital. As a result, a pandemic could cause disruptions in our supply chain and customer demand, and could adversely affect the ability of our customers or other counterparties to perform, including in making timely payments or shipments to us, which could further adversely impact our business, financial condition and results of operations. Even after a pandemic has subsided, we may continue to experience adverse impacts to our business as a result of the pandemic’s continued global economic impact, including any economic recession or downturn, government spending cuts, tightening of credit markets or rises in unemployment, which could cause our customers and potential customers to postpone or reduce spending on our products and solutions.

The extent to which the COVID-19 pandemic will continue to impact our business, financial condition and results of operations in the future will be dependent on the potential resurgence of COVID-19 and its variants, future government actions in response to a renewed crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors.

A further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

Many solar project owners depend on financing to fund the initial capital expenditure required to construct a solar energy project. As a result, a further increase in interest rates, or a reduction in the supply of project debt or tax equity financing, could reduce the number of solar projects that receive financing or otherwise make it difficult for project owners to secure the financing necessary to construct a solar energy project on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our sales. In addition, we believe that a significant percentage of project owners construct solar energy projects as an investment, funding a significant portion of the initial capital expenditure with financing from third parties. A further increase in interest rates could lower an investor’s return on investment on a solar energy project, increase equity requirements or make alternative investments more attractive relative to solar energy projects, and, in each case, could cause these project owners to seek alternative investments.

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact our revenue, results of operations and cash flows.

For the year ended March 31, 2023, SOLV Energy, our largest customer, constituted 17.4% of our total revenues. The loss of any one of our significant customers, their inability to perform under their contracts, or their default

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

in payment, could have a substantial effect on our revenues and profits. Further, our trade accounts receivable and unbilled receivable (“contract assets”) are from companies within the solar industry, and, as such, we are exposed to normal industry credit risks. As of March 31, 2023, our largest customer constituted 15.2% of our total trade accounts receivable and contract assets balances. Accordingly, loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could substantially reduce our revenue and could have a material adverse effect on our business, financial condition and results of operations.

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

Our products may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, defective components may give rise to warranty, indemnity or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent the warranty claims profile of future products is not comparable with that of earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on our business, financial condition and results of operations.

If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole and may have an adverse effect on our ability to attract new customers or retain old customers, thus harming our growth and financial performance.

We may experience delays, disruptions or quality control problems in our product development operations.

Our product development and testing processes are complex and require significant technological expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our suppliers’ production lines until the errors can be researched, identified and properly addressed and rectified. This may occur

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

particularly as we introduce new products, modify our engineering techniques and/or expand our capacity. The commercialization of any new products may also fail to achieve market adoption or may experience downward pricing pressure, which would have a material impact on our gross margins and results of operations. Further, the installation of our products involves various risks and complications which may increase as our products evolve and develop, and any such increase in risks and complications may have a negative effect on our gross margins. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased production and logistics costs and delays. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to the risks of severe weather events, natural disasters and other catastrophic events.

Our headquarters and testing facilities, which conduct functional and reliability testing for our components and products, are located in the Bay Area of Northern California and our solar projects are located in the U.S. and around the world. A severe weather event or other catastrophe impacting our headquarters or testing facilities could cause significant damage and disruption to our business operations. In addition, a severe weather event or other catastrophe could significantly impact our supply chain by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers’ solar projects. Our customers’ ability to install solar energy systems is also affected by weather, such as during the winter months.

Any damage and disruption in any locations in which we have offices or in which our customers have other suppliers or solar projects which are caused by severe weather events (such as extreme cold weather, hail, hurricanes, tornadoes and heavy snowfall), seismic activity, fires, floods and other natural disasters or catastrophic events could result in a delay or even a complete cessation of our worldwide or regional operations and could cause severe damage to our products and equipment used in our solar projects. Even if our tracker products are not damaged, severe weather, natural disasters and catastrophic events may cause damage to the solar panels that are mounted to our tracker products, which could result in decreased demand for our products, loss of customers and the withdrawal of coverage for solar panels and solar tracking systems by insurance companies. Any of these events would negatively impact our ability to deliver our products and services to our customers and could result in reduced demand for our products and services, and any damage to our products and equipment used for our solar projects could result in large warranty claims which could, individually or in the aggregate, exceed the amount of insurance available to us, all of which would have a material adverse effect on our business, financial condition and results of operations. These events may increase in frequency and severity due to the effects of climate change.

Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

Part of our strategy is to continue to grow our revenues from international markets, including entering new geographic markets to expand our current international presence. Our products and services to be offered in these regions may differ from our current products and services in several ways, such as the consumption and utilization of local raw materials, components and logistics, the re-engineering of select components to meet region-specific requirements and region-specific customer training, site commissioning, warranty remediation and other technical services. Any of these differences or required changes to our products and services to meet the requirements of local laws and regulations may increase the cost of our products, reduce demand and result in a decrease in our gross margins. We may also face competition from lower cost providers in any new markets we enter which could decrease the demand for our products or cause us to reduce the cost of our products in order to remain competitive.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Any new geographic market could have different characteristics from the markets in which we currently sell products, and our success in such markets will depend on our ability to adapt properly to these differences. These differences may include differing regulatory requirements, including local manufacturing content requirements, tax laws, trade laws, labor regulations, corporate formation laws and requirements, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), as well as relevant anti-money laundering laws.

Failure to develop these new products successfully or to otherwise manage the risks and challenges associated with our continued expansion into new geographic markets could have a material adverse effect on our business, financial condition and results of operations.

Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

Federal, state, local and foreign government policies and regulations concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices and rate design, heavily influence the market for electricity generation products and services. These policies and regulations often affect electricity pricing and the interconnection of generation facilities and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures and system permitting, regional market rules, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, financial condition and results of operations.

A significant development in renewable-energy pricing policies in the United States occurred when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”) on July 16, 2020, which FERC upheld on rehearing on November 19, 2020. Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators, including qualifying solar energy facilities, below established capacity thresholds. PURPA also requires that such sales occur at a utility’s “avoided cost” rate. FERC’s PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts, (2) that reduce from 20 megawatts (“MW”) to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have non-discriminatory market access, thereby removing the requirement for utilities to purchase its output, (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility and (4) that reduce barriers for third parties to challenge PURPA eligibility. These new regulations took effect on February 16, 2021, but the net effect of these changes is uncertain, as they have only been effective for a short time, and some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce opportunities and demand for PURPA-eligible solar energy systems, which could have a material adverse effect on our business, financial condition and results of operations.

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Pursuant to 17 C.F.R. Section 200.83

FERC is also taking steps to encourage the integration of new forms of generation into the electric grid and remove barriers to grid access, which could have positive impacts on the solar energy industry. Specifically, in June 2022, FERC initiated a Notice of Proposed Rulemaking on Improvements to Generator Interconnection Procedures and Agreements, which would require every public utility transmission provider to revise their standard small generator interconnection procedures and agreements contained in their open access transmission tariffs. The outcome of these proposals and their timing for implementation remain uncertain.

Changes in other federal, state and local current laws or regulations applicable to us or the imposition of new laws, regulations or policies in the jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor non-solar generation or other market participants, remove or reduce renewable procurement standards and goals or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. Moreover, there may be changes in regulations that impact access to supply chains related to cybersecurity threats to the electric grid that could have a disproportionate impact on solar energy system components. In addition, changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Developments in alternative technologies may have a material adverse effect on demand for our offerings.

Significant developments in alternative technologies, such as advances in other forms of solar tracking systems, could have a material adverse effect on our business, financial condition and results of operations. Additionally, the success of our business depends on the compatibility of our solar trackers and software with the broader solar panel market, and any developments, advancements or changes in current or future solar panel design may cause our products to be obsolete if we do not keep pace with such changes. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

A drop in the price of electricity sold may harm our business, financial condition and results of operations.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects, make the purchase of solar energy systems less economically attractive and would likely lower sales of our products. The price of electricity could decrease as a result of many factors, including but not limited to:

•	construction of a significant number of new, lower-cost power generation plants;

•	relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

•	reductions in the price of natural gas or other fuels;

•	utility rate adjustment and customer class cost reallocation;

•

decreased electricity demand, including from energy conservation technologies, public initiatives to reduce electricity consumption or a reduction in economic activity due to a localized or macroeconomic downturn;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	development of smart-grid technologies that lower the peak energy requirements;

•	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and

•	development of new energy generation technologies that provide less expensive energy.

Moreover, if the cost of electricity generated by solar energy installations incorporating our systems is high relative to the cost of electricity from other sources, it could have a material adverse effect on our business, financial condition and results of operations.

Technological advances in the solar components industry could render our systems uncompetitive or obsolete.

The solar industry is characterized by its rapid adoption and application of technological advances. Our competitors may develop technologies more advanced and cost-effective than ours. We will need to invest substantially in research and development to maintain our market position and effectively compete in the future.

Our failure to further refine or enhance our technologies could render our technologies uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

In addition, we may invest in and implement newly developed, less-proven technologies in our project development or in maintaining or enhancing our existing projects. There is no guarantee that these new technologies will perform or generate customer demand as anticipated. The failure of our new technologies to perform as anticipated could have a material adverse effect on our business, financial condition and results of operations

If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property. Such means may afford only limited protection of our intellectual property and may not (i) prevent our competitors or manufacturing suppliers from duplicating our processes or technology; (ii) prevent our competitors or manufacturing suppliers from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage.

We generally seek or apply for patent protection as and if we deem appropriate, based on then-current facts and circumstances. We have applied for patents in numerous countries across the world, including in the United States, Europe and China, and have received 81 patents in the United States and 118 foreign patents as of March 31, 2023. We cannot guarantee that any of our pending patent applications or other applications for intellectual property registrations will be issued or granted or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. While a presumption of validity exists with respect to United States patents issued to us, there can be no assurance that any of our patents, patent applications or other intellectual property rights will not be, in whole or in part, opposed, contested, challenged, invalidated, circumvented, designed around or rendered unenforceable. If we fail to obtain issuance of patents or registration of other intellectual property, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, pursuant to, for example, judicial or administrative proceedings including re-examination, post-grant review, interference, opposition, or derivation proceedings, the coverage of patents and other intellectual property rights afforded our products could be impaired. Even if we are to obtain issuance of further patents or registration of other intellectual property, such

Confidential Treatment Requested by Nextracker Inc.

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intellectual property could be subject to attacks on ownership, validity, enforceability or other legal attacks. Any such impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products. Moreover, our patents and patent applications may only cover particular aspects of our products, and competitors and other third parties may be able to circumvent or design around our patents. Competitors may develop and obtain patent protection for more effective technologies, designs or methods. There can be no assurance that third parties will not create new products or methods that achieve similar or better results without infringing upon patents we own. If these developments were to occur, it could have an adverse effect on our sales or market position.

In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret, and other intellectual property laws and judicial systems may not be available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed or otherwise violated. Filing, prosecuting, maintaining and defending our intellectual property rights in all countries throughout the world is prohibitively expensive, and we may choose to forego such activities in some jurisdictions. The lack of adequate legal protections of intellectual property or failure of legal remedies or related actions in jurisdictions outside of the United States could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have initiated, and may in the future need to initiate, infringement claims or litigation in order to try to protect or enforce our intellectual property rights. Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming and may divert the efforts of our management and other personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. Litigation also puts our patents or other intellectual property at risk of being invalidated or interpreted narrowly and our patent applications or applications for other intellectual property registrations at risk of not issuing. Additionally, any enforcement of our patents or other intellectual property rights may provoke third parties to assert counterclaims against us. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely heavily on nondisclosure agreements to protect the unpatented know-how, technology, and other proprietary information on which we rely to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, technology and trade secrets, including third-party manufacturers, other suppliers, customers, other stakeholders involved in solar projects, or other business partners or prospective partners. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation or disclosure of our proprietary information, know-how and trade secrets. These agreements may be breached, and we may not have adequate remedies for any such breach. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We use “open source” software, and any failure to comply with the terms of one or more open source licenses could adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by Nextracker Inc.

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Our products and services use certain software licensed by its authors or other third parties under so-called “open source” licenses. Some of these open source licenses may contain requirements that we make available source code for modifications or derivative works that we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties rights with respect to such software. In certain circumstances, if we combine our proprietary software with certain open source software, we could be required to release the source code for such proprietary software. Additionally, to the extent that we do not comply with the terms of the open source licenses to which we are subject, or such terms are interpreted by a court in a manner different than our own interpretation of such terms, then we may be required to disclose certain of our proprietary software or take other actions that could adversely impact our business. Further, the use of open source software can lead to vulnerabilities that may make our software susceptible to attack, and open source licenses generally do not provide warranties or controls on the origin of the software. While we attempt to utilize open source software in a manner that helps alleviate these risks, our attempts may not be successful. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity or other data incidents, including unauthorized disclosure of personal or sensitive data or theft of confidential information, could harm our business.

Cybersecurity attacks designed to gain access to personal, sensitive or confidential information data or disrupt operations are constantly evolving, and high profile cybersecurity breaches leading to unauthorized disclosure of confidential information, including trade secrets, as well as breaches of personal data, have occurred recently at a number of major U.S. companies, including in the energy, manufacturing and technology sectors. Our or our third party vendors’ computer systems are potentially vulnerable to cyber incidents and attacks, including malicious intrusion, ransomware attacks, and other system disruptions cause by unauthorized third parties. Attempts by computer hackers or other unauthorized third parties to penetrate or otherwise gain access to our computer systems or the systems of third parties with which we do business may result in the misappropriation, corruption, unavailability, loss of data assets or business interruption. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. In addition, our employees, contractors or third parties with which we do business or to which we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information and data and may purposefully or inadvertently cause a breach or other compromise involving such information and data. We increasingly rely on commercially available systems, software, sensors, tools (including encryption technology) and monitoring to provide security and oversight for processing, transmission, storage and protection of confidential information and personal data. Despite advances in security hardware, software and encryption technologies, and our own information security program and safeguards, there is no guarantee that our defenses and cybersecurity program will be adequate to safeguard against all data security breaches, cybersecurity attacks, misappropriation of confidential information or misuses of personal data. Moreover, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we and our suppliers may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures. We may also experience security breaches and other incidents that may remain undetected for an extended period and therefore may have a greater impact on our products and the networks and systems used in our business.

We regularly defend against and respond to data security incidents. We expect to incur significant costs in our efforts to detect and prevent security breaches and other security-related incidents, and we may face increased costs in the event of an actual or perceived security breach or other security-related incident. Despite our precautions, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, malicious code, such as computer viruses, malware, and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

ransomware, misplaced or lost data, programming and/or human errors or other similar events, and there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this type of confidential information and personal data. A security breach or cyber incident in our systems (or in the systems of third parties with which we do business) could result in the unauthorized release of personally identifiable information regarding employees or other individuals or other sensitive data, serious disruption of our operations, financial losses from containment and remedial actions, loss of business or potential liability, including possible punitive damages. As a result of cybersecurity incidents, we could be subject to demands, claims and litigation by private parties, and investigations, related actions and penalties by regulatory authorities, along with potential costs of notification to impacted individuals. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.

In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines or other regulatory sanctions and potentially to lawsuits.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with current or future federal, state, local and foreign laws, regulations, rules and industry standards relating to privacy, data protection, cybersecurity and consumer protection could adversely affect our business, financial condition, results of operations and prospects.

Laws, regulations, rules and industry standards relating to privacy, data protection, cybersecurity and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, rules, standards, requirements and obligations.

We are subject to a variety of laws, regulations, rules and industry standards in the U.S. and abroad that involve matters central to our business, including privacy and data protection. Many of these laws, regulations, rules and industry standards are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. It is difficult to predict how existing laws, regulations, rules and industry standards, and new laws, regulations, rules and industry standards to which we may become subject, will be applied to our business, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our current operating practices. Existing and proposed laws, regulations, rules and industry standards can be costly to comply with and can delay or impede the development of new products and services, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

In the United States, there are numerous federal, state and local privacy and data protection laws, regulations and rules governing the collection, sharing, retention, disclosure, security, transfer, storage and other processing of personal information. For example, at the federal level, Section 5 of the Federal Trade Commission Act prohibits unfair or deceptive practices in or affecting commerce, which extends to privacy and data protection practices. There is also discussion in Congress of a new federal privacy and data protection law to which we may become subject if it is enacted. At the state level, the California Consumer Privacy Act of 2018,

Confidential Treatment Requested by Nextracker Inc.

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as amended by the California Privacy Rights Act (collectively, the “CCPA”) requires companies that process information relating to California residents to implement additional data protection measures and to make new disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of certain data sharing with third parties. In addition, the CCPA provides for civil penalties and a private right of action for California residents in the event of certain data breaches. Similar laws have passed in a number of other states, complicating the compliance landscape, and additional privacy and data protection laws have been proposed in other states and at the federal level. If passed, such laws may have potentially conflicting requirements that would make compliance challenging. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

We also are, or may become, subject to applicable laws, regulations and rules relating to privacy, data protection, cybersecurity and consumer protection in the foreign jurisdictions in which we do business. For example, the European Economic Area (“EEA”), composed of the European Union (“EU”) member states and Iceland, Liechtenstein and Norway, and the United Kingdom (“UK”) have imposed greater legal and regulatory obligations under the EU General Data Protection Regulation (“EU GDPR”) and UK General Data Protection Regulation (“UK GDPR”), respectively, on companies regarding the collection, sharing, retention, disclosure, security, transfer, storage and other processing of personal data. While the EU GDPR and UK GDPR remain substantially similar for the time being, the UK government has announced that it would seek to chart its own path on privacy and data protection and reform its relevant laws, including in ways that may differ from the EU GDPR. While these developments increase uncertainty with regard to privacy and data protection regulation in the U.K., even in their current, substantially similar form, the EU GDPR and UK GDPR can expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related certainty. Administrative fines of up to the greater of €20 million (or £17.5 million under the UK GDPR) and 4% of our global turnover can be imposed for breaches of the EU GDPR and UK GDPR.

Legal developments in the EEA, including recent rulings from the Court of Justice of the European Union (“CJEU”) and from various EU member state data protection authorities, have created complexity and uncertainty regarding processing and transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA, including in the context of website cookies. For example, in July 2020, the CJEU invalidated the EU-U.S. Privacy Shield Framework, and created additional considerations and complexities for the use of several other lawful transfer methods. While the European Commission announced in March 2022 that an agreement in principle had been reached between EU and U.S. authorities regarding a new transatlantic data privacy framework, no formal agreement has been finalized, and any such agreement, if formalized, is likely to face challenge at the CJEU. The EU has also proposed legislation that would regulate non-personal data and establish new cybersecurity standards, and other countries may similarly do so in the future. If we are otherwise unable to transfer data, including personal data, between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. While we have implemented new controls and procedures designed to comply with the requirements of the EU GDPR, UK GDPR and the privacy and data protection laws of other jurisdictions in which we operate, such controls and procedures may not be effective in ensuring compliance or preventing unauthorized transfers of personal data.

In addition, federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the use of “cookies” and other methods of online tracking for behavioral advertising and other purposes. The EU has also proposed the draft ePrivacy Regulation, which will replace both the ePrivacy Directive and all the national laws implementing this Directive. The ePrivacy Regulation, as proposed, would

Confidential Treatment Requested by Nextracker Inc.

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impose strict opt-in marketing rules, change rules about cookies, web beacons and related technologies and significantly increase penalties for violations. It would also retain the additional consent conditions under the EU GDPR. The regulation of the use of cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition and results of operations.

Moreover, while we strive to publish and prominently display privacy policies that are accurate, comprehensive and compliant with local laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to privacy and data protection. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure and other processing of personal information, whether made through our privacy policies, information provided on our website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of our actual practices, we may be subject to potential government or legal investigation or action, including by the Federal Trade Commission or applicable state attorneys general.

Existing privacy, data protection, cybersecurity and consumer protection laws, regulations, rules and industry standards, and any changes or new obligations, could impose significant limitations, require changes to our business, or restrict our use, storage or other processing of certain data, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively.

Any failure, or perceived failure, by us to comply with our posted privacy policies or with any applicable privacy, data protection, cybersecurity or consumer protection-related laws, regulations, rules, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or data security could adversely affect our reputation, brand and business, and may result in claims, fines, penalties, investigations, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data. Any such claims, proceedings, investigations or actions could harm our reputation, brand and business, force us to incur significant expenses in defense of such claims, proceedings, investigations or actions, distract our management, increase our costs of doing business, result in a loss of customers or suppliers and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs and consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy, data protection, cybersecurity or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store, handle or otherwise process as part of operating our business.

Additionally, any failure to comply with applicable laws, regulations, rules, standards or other obligations or any security breach or other similar incident involving the misappropriation, unavailability, corruption, or loss or other unauthorized processing, use or disclosure of sensitive or confidential consumer or other personal information, whether by us, one of our third-party service providers or vendors or another third party, could have adverse effects, including, but not limited to, investigation costs; material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy, data protection, and cybersecurity practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; reputational damage; and injunctive relief. We cannot assure you that our vendors or other third-party service providers with access to our or our customers’ or employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches or other similar incidents, which could have a corresponding effect on our

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

business, including putting us in breach of our privacy and data protection obligations and/or which could in turn adversely affect our business, results of operations and financial condition. We also cannot assure you that our contractual measures and our own privacy, data protection, and cybersecurity-related safeguards will protect us from the risks associated with the third-party use, storage, transmission and other processing of such information. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We invest significant time, resources and management attention to identifying and developing project leads that are subject to our sales and marketing focus and if we are unsuccessful in converting such project leads into binding purchase orders, our business, financial condition and results of operations could be materially adversely affected.

The commercial contracting and bidding process for solar project development is long and has multiple steps and uncertainties. We closely monitor the development of potential sales leads through this process. Project leads may fail to be converted into binding purchase orders at any stage of the bidding process because either (i) a competitors’ product is selected to fulfill some or all of the order due to price, functionality or other reasons or (ii) the project does not progress to the stage involving the purchase of tracker systems. If we fail to convert a significant number of project leads that are subject to our sales and marketing focus into binding purchase orders, our business or results of operations could be materially adversely affected.

Our growth depends in part on the success of our strategic relationships with third parties on whom we rely for new projects and who provide us with valuable customer feedback that helps guide our innovation.

In order to continue to win business, we must maintain and enhance our long-term strategic relationships with leading EPCs, developers, owners and operators of solar projects. These relationships enable us to serve as strategic advisors to each of these stakeholders in a solar project, increasing the probability that our product will be selected by these stakeholders in future projects. These stakeholders also provide us with valuable customer feedback that allows us to innovate on our products to meet the demands of our customers.

Any loss of these relationships could result in the potential loss of new projects, and the potential loss of innovation guidance, which could have a material adverse effect on our business, financial condition and results of operations.

We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time we may be subject to claims of infringement, misappropriation or other violation of patents or other intellectual property rights and related litigation. Regardless of their merit, responding to such claims can be time consuming, can divert management’s attention and resources, and may cause us to incur significant expenses in litigation or settlement, and we cannot be certain that we would be successful in defending against any such claims in litigation or other proceedings. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands, and from making, selling or incorporating certain components or intellectual property into the products and services we offer. As a result, we could be forced to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. To avoid litigation or being prohibited from marketing or selling the relevant products or services, we

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could seek a license from the applicable third party, which could require us to pay significant royalties, licensing fees or other payments, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could be infeasible or require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of these results could materially and adversely affect our business, financial condition and results of operations and prospects. Finally, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail to successfully defend against any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation would result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inadequacy of our insurance coverage could have a material and adverse effect on our business, financial condition and results of operations.

We maintain third-party insurance coverage against various liability risks and risks of loss, including general liability, auto liability, property, cargo, errors and omissions, data security breach, crime and directors’ and officers’ liability. Potential liabilities or other loss associated with these risks or other events could exceed the coverage provided by such arrangements resulting in significant uninsured liabilities or other loss, which could have a material adverse effect on our business, financial condition and results of operations.

Failure by our manufacturers or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business, financial condition and results of operations.

We do not control our manufacturers or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental,

Confidential Treatment Requested by Nextracker Inc.

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safety, labor and other laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. If our suppliers, manufacturers or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, investigations, enforcement actions, monetary liability and additional costs that could have a material adverse effect on our business, financial condition and results of operations.

Compliance with government regulations regarding the use of “conflict minerals” may result in increased costs and risks to us.

As part of the Dodd-Frank Act, the SEC has promulgated disclosure requirements regarding the use of certain minerals, mined from the Democratic Republic of Congo and adjoining countries, known as conflict minerals. These disclosure rules will take effect for the Company in May 2025. We may have to investigate and publicly disclose whether the products we sell contain conflict minerals and could incur significant costs related to implementing a process that will meet these requirements. Additionally, customers rely on us to provide critical data regarding the products they purchase and will likely request conflict mineral information. Our materials sourcing is broad-based and multi-tiered, and we may not be able to easily verify the origins of the minerals used in the products we sell. We have many suppliers and each may provide conflict mineral information in a different manner, if at all. Accordingly, because the supply chain is complex, our reputation may suffer if we are unable to sufficiently verify the origins of conflict minerals, if any, used in our products. Additionally, customers may demand that the products they purchase be free of conflict minerals. The implementation of this requirement could affect the sourcing and availability of products we purchase from our suppliers. This may reduce the number of suppliers that may be able to provide conflict free products and may affect our ability to obtain products in sufficient quantities to meet customer demand or at competitive prices.

We could be adversely affected by any violations of the FCPA and other foreign anti-bribery laws.

The FCPA generally prohibits companies and their intermediaries from making, promising, authorizing or offering improper payments or other things of value to foreign government officials for the purpose of obtaining or retaining business. The FCPA also requires that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. It is possible that our third-party manufacturers, other suppliers, employees, subcontractors, agents or partners may take actions in violation of our policies or applicable anti-bribery laws. Any such violation, even if unauthorized and prohibited by our policies, could subject us to investigations, settlements, criminal or civil penalties or other sanctions, or negative media coverage and cause harm to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

Our suppliers’ operations involve the use, handling, generation, storage, discharge and disposal of hazardous substances, chemicals and wastes. As a result, our suppliers are required to comply with national, state and local laws and regulations regarding the protection of the environment and health and safety. We are also

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

required to comply with general national, state, local and foreign health and safety laws and regulations in every location that we have operations, employees and workers. Adoption of more stringent laws and regulations in the future, including restriction or prohibition on the use of raw materials currently utilized by our suppliers to manufacture products, could cause our suppliers to incur additional costs, which could increase the cost we pay for their products. Moreover, new environmental laws requiring changes to our suppliers’ use of raw materials could adversely impact the quality or performance of products we currently purchase. In addition, violations of, or liabilities under, these laws and regulations by our suppliers could result in our being subject to adverse publicity, reputational damage, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs or other costs. Further, the facilities of our suppliers, including suppliers who manufacture our products, components and materials, are located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. We may become liable under certain environmental laws and regulations for costs to investigate or remediate contamination at such properties and under common law for bodily injury or property damage claims arising from the alleged impact of such contamination. Liability under environmental laws and regulations for investigating and remediating contamination can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies from the Biden administration, relevant foreign authorities or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition and results of operations.

Failure to effectively utilize information technology systems or implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information technology systems, including data centers, hardware, software, sensors and applications to manage many aspects of our business, including to operate and provide our products and services, to process and record transactions, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer and information technology systems and the third-party systems we rely upon are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; malicious code such as computer viruses, malware, and ransomware; phishing or distributed denial-of-service attacks; security breaches; cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes; acts of war or terrorism and design or usage errors by our employees or contractors.

Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software, sensors and applications; maintaining, updating or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality.

Although we actively endeavor to select systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. In addition, any interruption in the operation of our websites or systems could cause us to suffer reputational harm or to lose sales if customers are unable to access our site or purchase merchandise from us during such interruption. The efficient operation

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

and successful growth of our business depends upon our information technology systems. The failure of our information technology systems and the third-party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates could increase our operating costs and impact our business.

The majority of our sales and cash are denominated in U.S. dollars, however we do have certain contracts with third parties that are denominated in, or otherwise affected by, other currencies. Therefore, fluctuations in exchange rates, particularly between the U.S. dollar and the Brazilian real, Mexican peso, Australian dollar, Chilean peso and euro, may result in foreign exchange gains or losses for us. As a result, we are exposed to fluctuations in these currencies impacting our operating results.

Currency exchange rates fluctuate daily as a result of a number of factors, including changes in a country’s political and economic policies. The primary impact of currency exchange fluctuations is on cash, payables and expenses related to transactions in currencies denominated in other than the U.S. dollar. As part of our currency hedging strategy, we may use financial instruments such as forward exchange, swap contracts and options to hedge our foreign currency exposure in order to reduce the short-term impact of foreign currency rate fluctuations on our operating results. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience unexpected fluctuations in our operating results as a result of changes in exchange rates.

Furthermore, volatility in foreign exchange rates affects our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs and other financial effects resulting from exchange rate fluctuations to our customers, our profitability may be adversely impacted. Additionally, a resurgence of the COVID-19 pandemic could contribute to foreign currency volatility. As a result, fluctuations in non-U.S. dollar currencies and the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

Risks related to the Transactions and our relationship with Flex

We have only operated as a separate, publicly traded company since our IPO, and our historical and pro-forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

Our historical financial and pro-forma information included elsewhere in this prospectus is derived from the consolidated financial statements and accounting records of Flex until February 8, 2023 (the “IPO date”). Our audited financial statements included elsewhere in this prospectus reflect our operations as a separate, publicly traded company only since the IPO date, which is less than one fiscal quarter. In addition, under applicable accounting rules, we have been required to reflect certain costs associated with being a public company in the post-IPO period as opposed to over the entire fiscal year. Accordingly, the historical financial information included elsewhere in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

•

Prior to the Transactions, our business was operated by Flex as part of its broader corporate organization, rather than as a separate, publicly traded company. Flex or one of its affiliates performed various business functions for us such as legal, finance, treasury, accounting, auditing, tax, human resources, investor relations, corporate affairs, compliance support, logistics and bonding support, procurement and planning services, as well as the provision of leased facilities and business software and IT systems. Our historical and pro-forma financial results reflect allocations of corporate expenses from Flex or autonomous entity

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

adjustments for such functions and may be different than the expenses we would have incurred had we operated as a separate publicly traded company. Our cost related to such functions may therefore increase after the IPO date.

•

Historically, certain aspects of our business have been integrated with the other businesses of Flex and we have shared economies of scope and scale in costs, employees and vendor relationships. Although we have entered into transition agreements with Flex, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with Flex and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the Transactions. In addition, Flex entities are the direct contracting parties with respect to our business in Brazil and we receive the benefits of those arrangements from the relevant Flex entity. If we are unable to continue to operate our business in Brazil through Flex and its subsidiaries, we would need to establish alternative arrangements, and any such alternative arrangements, if available, may cause us to incur additional costs relating to that business.

•

Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Flex. In connection with the Transactions, we incurred a substantial amount of indebtedness in the form of senior credit facilities comprised of (i) a term loan in an aggregate principal amount of $150.0 million, and (ii) a revolving credit facility in an aggregate principal amount of $500.0 million (the “2023 Credit Agreement”). See Note 9 in the notes to the consolidated financial statements included elsewhere in this prospectus. In addition, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	After the completion of the Transactions, including our IPO, the cost of capital for our businesses may be higher than Flex’s cost of capital prior to the Transactions.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Flex. For additional information about the past financial performance of our businesses and the basis of presentation of the consolidated financial statements of our businesses, refer to the notes to the consolidated financial statements included elsewhere in this prospectus.

As a separate, publicly traded company, we may not enjoy the same benefits that we did as a part of Flex.

There is a risk that, by separating from Flex, we have become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Flex organizational structure. As part of Flex, we were able to enjoy certain benefits from Flex’s creditworthiness, purchasing power and operating diversity, such as our business in Brazil that we operate indirectly through Flex or its subsidiaries. As a separate, publicly traded company, we generally do not have similar benefits provided by Flex. Additionally, as part of Flex, we were able to leverage the Flex historical market reputation and performance and brand identity to recruit and retain key personnel to run our business. As a separate, publicly traded company, we do not have the same historical market reputation and performance or brand identity as Flex and it may be more difficult for us to recruit or retain such key personnel.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.

We have operated as a wholly-owned subsidiary of Flex throughout the majority of our operating history. Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

conclude that our financial stability as a separate, publicly- traded company is insufficient to satisfy their requirements for doing or continuing to do business with them, or may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition and results of operations.

Following this offering, Flex will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.

As of March 31, 2023, Flex directly or indirectly through Yuma and Yuma Sub, owns 88,457,619 shares of our Class B common stock, representing 61.4% of the total outstanding shares of our common stock and immediately following this offering, will own                shares of our Class B common stock, representing approximately         % of the total outstanding shares of our common stock (or             shares of Class B common stock, representing approximately         % of the total outstanding shares of our common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As long as Flex beneficially owns a majority of the total outstanding shares of our common stock, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. If Flex does not sell or otherwise dispose of its shares of our common stock, it will remain our controlling stockholder indefinitely.

Moreover, pursuant to the separation agreement, for so long as Flex beneficially owns a majority of the total voting power of our outstanding shares with respect to the election of directors, Flex has the right, but not the obligation, to designate for nomination a majority of the directors (including the chairman of our board of directors) and a majority of the members of any committee of the board. In addition, Flex has the right, but not the obligation, to nominate (i) 40% of our directors, as long as it beneficially owns 40% or more, but less than 50% of the combined voting power of our outstanding common stock, (ii) 40% of our directors, as long as it beneficially owns 30% or more, but less than 40% of the combined voting power of our outstanding common stock, (iii) 30% of our directors, as long as it beneficially owns 20% or more, but less than 30% of the combined voting power of our outstanding common stock, and (iv) 20% of our directors, as long as it beneficially owns 10% or more, but less than 20% of the combined voting power of our outstanding common stock. For so long as Flex beneficially owns less than a majority but at least 5% of the total voting power of our outstanding common stock with respect to the election of directors, Flex is entitled to include at least one of its designees on each committee of the board.

Flex’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Our other stockholders will not be able to affect the outcome of any stockholder vote while Flex controls the majority of the total outstanding shares of our common stock. As a result, Flex will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including, but not limited to, the following:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	our financing and dividend policy;

•	compensation and benefit programs and other human resources policy decisions;

•	termination of, changes to or determinations under our agreements with Flex relating to the Transactions;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	changes to any other agreements that may adversely affect us;

•	the payment of dividends on our Class A common stock; and

•	determinations with respect to our tax returns.

Because Flex’s interests may differ from ours or from those of our other stockholders, actions that Flex takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders.

If Flex sells its retained beneficial interest in the LLC to a third party in a private transaction, you may not realize any change-of-control premium on shares of our Class A common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, Flex will continue to own a controlling equity interest in our Company via its retained majority beneficial interest in the LLC and ownership of our Class B common stock. Flex has the ability, should it choose to do so, to sell some or all of its retained beneficial interest in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our Company.

The ability of Flex to privately sell its retained beneficial interest, with no requirement for a concurrent offer to be made to acquire all of the shares of our Class A common stock, could prevent you from realizing any change-of-control premium on your shares of our Class A common stock that may otherwise accrue to Flex on its private sale of its retained beneficial interest in Nextracker LLC (the “LLC”). Additionally, if Flex privately sells its controlling interest in our Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Flex sells a controlling interest in our Company to a third party, our future indebtedness may be subject to acceleration, Flex may terminate the transitional arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have an adverse effect on our operating results and financial condition.

The continued concentrated ownership of our common stock could depress our Class A common stock price.

As of March 31, 2023, Flex, directly or indirectly through Yuma and Yuma Sub, owns 88,457,619 shares of our Class B common stock, representing approximately 61.4% of the total outstanding shares of our common stock and immediately following the completion of this offering, will own                shares of our Class B common stock, representing approximately                % of the total outstanding shares of our common stock (or                  shares of Class B common stock, representing approximately                % of the total outstanding shares of our common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The liquidity of shares of our Class A common stock in the market may be constrained for as long as Flex continues to hold a significant position in our common stock. A lack of liquidity in our Class A common stock could depress the price of our Class A common stock.

We are and will continue to be a “controlled company” within the meaning of the rules of Nasdaq following this offering and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

As of March 31, 2023, Flex indirectly holds approximately 61.4% of the total outstanding shares of our common stock and upon completion of this offering, Flex will indirectly hold                % of the total outstanding shares of our common stock (or approximately                % of the total outstanding shares of our common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we are and will continue to be a “controlled company” within the meaning of the corporate governance

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

standards of The Nasdaq Stock Market (“Nasdaq”). Under these rules, a listed company of which more than 50% of the total voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that our nominating and corporate governance and public responsibility committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate;

•	the requirement that our compensation and people committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our nominating, governance and public responsibility and compensation and people committees.

At present, a majority of the directors on our board are not independent. In addition, our nominating, governance and public responsibility committee, compensation and people committee and audit committee do not consist entirely of independent directors. As required by the applicable requirements of Nasdaq, the audit committee will consist entirely of independent directors within one year of the completion of our IPO. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Flex and its directors and officers have limited liability to us and you for breach of fiduciary duty.

Our amended and restated certificate of incorporation provides that, subject to any contractual provision to the contrary, Flex and its directors and officers have no obligation to refrain from engaging in the same or similar business activities or lines of business as we do or doing business with any of our clients, customers or vendors. As such, neither Flex nor any officer or director of Flex is liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.

Flex may compete with us.

Notwithstanding Flex’s continued ownership and control of the Company, Flex will not be restricted from competing with us. If Flex in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

Potential indemnification liabilities to Flex pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The separation agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation. If we are required to indemnify Flex under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities. For additional information, refer to the section titled “Certain relationships and related party transactions—Agreements with Flex—The Separation agreement—Release of claims and indemnification.”

In connection with our separation from Flex, Flex has agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Flex’s ability to satisfy its indemnification obligation will not be impaired in the future.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Pursuant to the separation agreement and certain other agreements with Flex, Flex has agreed to indemnify us for certain liabilities as discussed further in the section titled “Certain relationships and related party transactions—Agreements with Flex—The Separation agreement—Release of claims and indemnification.” However, third parties could also seek to hold us responsible for any of the liabilities that Flex has agreed to retain, and there can be no assurance that the indemnity from Flex will be sufficient to protect us against the full amount of such liabilities, or that Flex will be able to fully satisfy its indemnification obligations. In addition, Flex’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the separation, and in any event Flex’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from Flex or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could have a material adverse effect on our businesses, financial condition and results of operations.

Certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Flex. Also, certain of Flex’s current officers also serve as our directors, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with Flex, certain of our executive officers and directors own equity interests in Flex. Continuing ownership of Flex ordinary shares and equity awards could create, or appear to create, potential conflicts of interest if we and Flex face decisions that could have implications for both Flex and us. In addition, certain of Flex’s current directors and officers also serve as our directors, and this could create, or appear to create, potential conflicts of interest when we and Flex encounter opportunities or face decisions that could have implications for both companies.

We may not achieve some or all of the expected benefits of being a separate, publicly traded company.

We may not be able to achieve the full strategic and financial benefits expected to result from being a separate, publicly traded company, or such benefits may be delayed or not occur at all. Being a separate, publicly traded company is expected to provide the following benefits, among others:

•

Allows investors to separately value Flex and us based on their distinct investment identities. Our business fundamentally differs from Flex’s other businesses in several respects, as Flex’s primary focus is contract manufacturing for multiple industries in contrast to our focus on selling proprietary products for utility-scale solar power plants. Being a separate, publicly traded company enables investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on their distinct characteristics.

•

Allows us and Flex to more effectively pursue our and Flex’s distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. For example, while our management is able to focus exclusively on our businesses, the management of Flex will be able to grow its businesses. Our and Flex’s separate management teams are also able to focus on executing the companies’ differing strategic plans without diverting attention from the other businesses.

•

Permits each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital, providing each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs.

•	Creates an independent equity structure that will afford us direct access to the capital markets and facilitate our ability to capitalize on our unique growth opportunities.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•

As previously part of Flex, our businesses benefited from Flex’s size and purchasing power in procuring certain goods and services. As a separate, publicly traded company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Flex obtained prior to the separation. We may also incur costs for certain business functions previously performed by Flex that are higher than the amounts reflected in our consolidated financial statements, which could cause our profitability to decrease.

•	The actions required to separate our and Flex’s respective businesses will require significant amounts of our management’s time and effort, which could disrupt our operations.

•	Certain costs and liabilities that were otherwise less significant to Flex as a whole are more significant for us and Flex as separate companies.

•

We have incurred costs in connection with the transition to being a separate, publicly traded company that include additional personnel costs, corporate governance costs (including director and officer insurance costs) and audit, consulting, legal and other professional services fees.

•	As a separate, publicly traded company, we may be more susceptible to market fluctuations and other adverse events than if we were still fully integrated with Flex.

•	Our businesses are less diversified than Flex’s combined businesses prior to the separation.

If we fail to achieve some or all of the benefits expected to result from being a publicly traded company, or if such benefits are delayed, our businesses, financial condition and results of operations could be materially and adversely affected.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Flex.

The agreements we have entered into with Flex and certain of its subsidiaries in connection with the separation, including the separation agreement, transition services agreement, employee matters agreement, merger agreement, tax matters agreement, Tax Receivable Agreement, registration rights agreement and certain commercial agreements were prepared in the context of our separation from Flex while we were still a subsidiary of Flex.

Accordingly, during the period in which the terms of those agreements were prepared, we did not have a separate or independent board of directors or a management team that was separate from or independent of Flex. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Flex and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For additional information, refer to the section titled “Certain relationships and related party transactions.”

We may be required to effect the Merger and the other transactions contemplated by the merger agreement or certain distributions or other dispositions under the separation agreement, and our stockholders have no right to approve or disapprove of the Merger or such other transactions, including the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger or such other transactions.

Prior to the IPO, we and each of Flex, Yuma and Merger Sub, and our stockholders and the stockholders of each of Yuma and Merger Sub, approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger and the issuance of our Class A common stock to the holders of Yuma common

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

stock in connection with the Merger. As a result, our stockholders have no right to approve or disapprove of the Merger or the other transactions contemplated by the merger agreement or the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger. Further, our stockholders have no right to appraisal under Section 262 of the Delaware General Corporation Law (the “DGCL”) or otherwise in connection with the Merger or the other transactions contemplated by the merger agreement.

We also committed to take various other actions following the IPO pursuant to the merger agreement (which actions are subject to Flex exercising its option, in its sole discretion, to effect the Merger and the other transactions contemplated by the merger agreement), including the registration under the Securities Act of the shares of our Class A common stock issuable to the holders of Yuma common stock in connection with the Merger.

Further, pursuant to the separation agreement, we and the LLC have also committed to take various other actions following the IPO with respect to a Distribution or Other Disposition (which actions are subject to Flex exercising its option, in its sole discretion, to effect such Distribution or Other Disposition contemplated by the separation agreement), including the registration under the Securities Act of the shares of our Class A common stock issuable to the holders of Yuma common stock in connection with such Distribution or Other Disposition.

Flex has no obligation (pursuant to the merger agreement or otherwise) to pursue or consummate any further distribution or disposition of its retained beneficial interest in the LLC, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, by any specified date or at all. Flex has submitted a request for a private letter ruling from the IRS regarding the qualification of the Merger Distribution for tax-free treatment under Section 355 of the Code and certain related matters, in the event that Flex determines to proceed with the Merger Distribution. There can be no assurance such a ruling will be issued or that even if it is, that Flex will pursue the Merger Distribution. As a result, the timing of the Merger and the other transactions contemplated by the merger agreement is uncertain, and subject to Flex’s sole discretion. Accordingly, we have no certainty when such transactions (and the effectiveness of our related obligations under the separation agreement and the merger agreement) will occur or if they will occur at all.

In the event that Flex determines to effect all or part of a tax-free or other distribution or disposition of its retained beneficial interest in the LLC (including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger), Flex may no longer own more than 50% of the combined voting power of our outstanding common stock and we may no longer be a “controlled company” within the meaning of the rules of Nasdaq.

We are and, following the completion of this offering, will continue to be, a “controlled company” within the meaning of the rules of Nasdaq and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. See the section titled “Management—Controlled company exemption.”

Further, we have entered into the separation agreement with Flex, which gives Flex the right to nominate a majority of our directors and a majority of the members of our board committees for so long as our controlling stockholder beneficially owns 50% or more of the total voting power of our outstanding common stock and specifies how our controlling stockholder’s nomination rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases. See the section titled “Certain relationships and related party transactions—The Separation Agreement—Board and committee representation.”

In the event that Flex determines to proceed with all or part of a tax-free or other distribution or disposition of its retained beneficial interest in the LLC (including a Distribution or Other Disposition or the Merger Distribution and the Merger), Flex may no longer own more than 50% of the combined voting power of our

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

outstanding common stock. As a result, among other matters, Flex may no longer hold the right as our controlling stockholder to nominate a majority of our directors and a majority of the members of our board committees and we may no longer be a “controlled company” within the meaning of the rules of Nasdaq and permitted to rely on exemptions from certain corporate governance requirements.

Flex has no obligation (pursuant to the merger agreement or otherwise) to pursue or consummate any further distribution or disposition of its retained beneficial interest in the LLC, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, by any specified date or at all. Accordingly, Flex’s status as our controlling stockholder (and its associated rights with respect thereto) and our status as a “controlled company” is uncertain and subject to change at Flex’s sole discretion, including as a result of the exercise of Flex’s rights under the separation agreement or the merger agreement.

We or Flex may fail to perform under various transaction agreements that have been executed as part of the Transactions or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation agreement and other agreements that have been entered into in connection with the Transactions determine the allocation of assets and liabilities between the companies following the separation for those respective areas and include related indemnifications related to liabilities and obligations. The transition services agreement we entered into with Flex provides for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We have relied and will continue to rely on Flex to satisfy its performance and payment obligations under these agreements. If Flex is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our businesses effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Flex currently provides to us.

However, we may not be successful in implementing these systems and services or in transitioning data from Flex’s systems to us.

In addition, we expect this process to be complex, time-consuming and costly. We are also establishing or expanding our own corporate and business functions to be separate from Flex. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Flex historically provided us prior to the separation. Any failure or significant downtime in our own financial, administrative or other support systems or in the Flex financial, administrative or other support systems during the transitional period when Flex provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

In particular, our day-to-day business operations rely on our information technology systems. A significant portion of the communications among our personnel, customers and suppliers take place on our information technology platforms. We expect the transfer of information technology systems from Flex to us to be complex, time-consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We may continue to be dependent on Flex for certain components for our products.

Our self-powered controller (“SPC”) and network control unit (“NCU”) used in our tracker products are predominately manufactured by Flex. We have an agreement with Flex for the manufacturing of these components, but we operate on a purchase order basis for pricing. The processes to manufacture these SPCs and NCUs are highly complex, specialized and proprietary. Although we have recently added two suppliers who manufacture our SPCs, if Flex is unable or unwilling to manufacture controllers for us, or increases its pricing substantially, a substantial portion of our supply of these critical components would be interrupted or delayed and we may not be able to source substitute parts easily. We would incur increased expenses in establishing new relationships with alternative manufacturers at market prices. We may not be able to source alternative components on terms acceptable to us or in a timely and cost-effective manner which may materially and adversely affect our business, financial condition, results of operation and profitability.

We are a holding company and our principal asset is our LLC Units in the LLC, and accordingly we are dependent upon distributions from the LLC to pay taxes and other expenses.

We are a holding company and, as a result of the Transactions, our IPO and this offering, our principal asset is our ownership of the LLC. See Note 6 in the notes to the consolidated financial statements included elsewhere in this prospectus for additional information. The LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. We had no operations prior to the Transactions and had no independent means of generating revenue. As the managing member of the LLC, we intend to cause the LLC to make distributions to us in amounts sufficient to cover the taxes on our allocable share of the taxable income of the LLC, all applicable taxes payable by us, any payments we are obligated to make under the Tax Receivable Agreement and other costs or expenses. Distributions will generally be made on a pro rata basis among us, Yuma, Yuma Sub and TPG. However, certain laws and regulations may result in restrictions on the LLC’s ability to make distributions to us or the ability of the LLC’s subsidiaries to make distributions to it.

To the extent that we need funds and the LLC or its subsidiaries are restricted from making such distributions, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer an adverse effect on our liquidity and financial condition.

Tax authorities could challenge our historical and future tax positions.

Our taxable income comes primarily from the allocation of taxable income from the LLC. We are subject to federal and state income taxes in the United States on the taxable income allocated to us from the LLC. In addition, while the majority of the LLC’s income comes from United States sources and will not be subject to LLC level income tax, the LLC has taxable income in some foreign subsidiaries that is subject to foreign tax at the level of the LLC. We may be entitled to foreign tax credits in the United States for our share of the foreign tax paid by the LLC. As the LLC operates in a number of countries and relies on intercompany transfer pricing, judgment is required in determining our provision for income taxes. In the ordinary course of the LLC’s business, there may be transactions or intercompany transfer prices where the ultimate tax determination is uncertain. Additionally, calculations of income taxes payable currently and on a deferred basis are based on our interpretations of applicable tax laws in the jurisdictions in which we and the LLC are required to file tax returns.

In certain circumstances, the LLC will be required to make distributions to us, Yuma, Yuma Sub and TPG, and the distributions that the LLC will be required to make may be substantial and in excess of our tax liabilities and obligations under the Tax Receivable Agreement.

As noted above, the LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

us. We anticipate that, pursuant to the tax rules under the Code and the regulations thereunder, in many instances these allocations of taxable income will not be made on a pro rata basis.

Notwithstanding that, pursuant to the LLC Agreement, the LLC generally is required from time to time to make pro rata cash distributions, or tax distributions, to the holders of LLC Units to help each of the holders of the LLC Units to pay taxes on such holder’s allocable share of taxable income of the LLC. As a result of potential non pro rata allocations of net taxable income allocable to us, Yuma, Yuma Sub and TPG, and the favorable tax benefits that we anticipate receiving from this offering, the IPO and certain related transactions, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to the LLC, the existing owners of the LLC would benefit from any value attributable to such accumulated cash balances as a result of an exchange of their LLC Common Units and corresponding shares of Class B common stock under the Exchange Agreement.

If Flex distributes its retained beneficial interest in the LLC on a tax-free basis, we may be required to indemnify Flex for certain tax liabilities and may be prevented from pursuing opportunities to engage in desirable strategic or capital-raising transactions.

Flex may, in the future, undertake a Distribution or Other Disposition, whether directly or through a distribution or disposition of the stock of Yuma, which holds Flex’s retained beneficial interest in the LLC. Among other possible transactions, Flex may distribute all of the outstanding stock of Yuma to Flex’s shareholders in the Merger Distribution contemplated by the merger agreement and then cause Yuma to merge with a wholly-owned subsidiary of Nextracker Inc. to effect the Merger contemplated by the merger agreement. If Flex undertakes a spin-off transaction (including the Merger Distribution and the Merger contemplated by the merger agreement), Flex, Yuma and Nextracker Inc. will enter into a tax matters agreement which will govern the rights, responsibilities and obligations of Flex, Yuma and Nextracker Inc. with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off transaction), tax attributes, tax returns, tax contests and certain other tax matters. You will not have the right to approve the structure pursuant to which Flex may undertake any ultimate distribution of its retained beneficial interest in the LLC or the terms of the tax matters agreement between Flex, Yuma and Nextracker Inc. See the section titled “Certain relationships and related party transactions—The Separation agreement—Subsequent distribution or dispositions.”

If Flex undertakes the Merger Distribution, the merger agreement provides that we will enter into a tax matters agreement with Flex and Yuma as of immediately prior to the Merger Distribution, substantially in the form attached as Exhibit C to the merger agreement, which will govern the rights, responsibilities and obligations of Flex, Yuma and us with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Merger Distribution and the Merger), tax attributes, tax returns, tax contests and certain other tax matters. Under the tax matters agreement, Yuma will be liable for any taxes that are reportable on returns that include only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries) for all tax periods. Yuma will also be liable for any taxes that are attributable to the Nextracker business, as reasonably determined by Flex, that are reportable on returns that include Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, for any taxable period (or portion thereof) beginning after the date of the spin-off transaction. Notwithstanding the foregoing, Yuma and Flex will each be liable for 50% of certain transfer taxes attributable to the spin-off transaction (including the Merger Distribution and the Merger).

Yuma generally will be responsible for specified taxes and related amounts imposed on Flex or Yuma (or their respective subsidiaries) that arise from the failure of the spin-off transaction (including the Merger Distribution

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

and the Merger) to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Such taxes and related amounts could be material and the tax matters agreement will generally require Yuma (on behalf of itself or Nextracker Inc., as applicable) to bear such taxes and related amounts to the extent that the failure to so qualify is attributable to, among other things, (i) a breach of the relevant representations and covenants made by Yuma or Nextracker Inc. in the tax matters agreement or any representation letter provided in support of any tax opinion or IRS ruling obtained by Flex with respect to the U.S. federal income tax treatment of such spin-off or (ii) certain actions or failures to act by Yuma or Nextracker Inc. (or their respective subsidiaries) that result in the spin-off transaction failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Because Yuma would merge with a wholly-owned subsidiary of Nextracker Inc., among other possible transactions, the obligations of Yuma under the tax matters agreement will become direct or indirect obligations of Nextracker Inc. and this may adversely affect our business, financial condition and results of operations.

Flex and Yuma also agreed to make a protective election under Section 336(e) of the Code with respect to the spin-off transaction and take necessary actions to effect such election, unless such election results in a material adverse tax consequence to Flex or its subsidiaries (compared to the consequences that would have resulted if no such election was made) in which case the election would only be made as directed by Flex in its sole discretion. If an election under Section 336(e) is made, the spin-off transaction fails to qualify for tax-free treatment, and the resulting taxes are considered liabilities of Flex, then Flex will be entitled to periodic payments from Yuma equal to 85% of the tax savings arising from the step-up in tax basis resulting from the election. The parties to the tax matters agreement will negotiate in good faith the terms of a tax receivable agreement that are substantially similar to the Tax Receivable Agreement to govern the calculation and making of such payments, provided that any such tax savings resulting from the election under Section 336(e) of the Code will be treated as the last items claimed for the taxable year.

To preserve the tax-free treatment of any such spin-off by Flex, the tax matters agreement would, among other restrictions, restrict Yuma and Nextracker Inc. (and their respective subsidiaries), for the two-year period following the spin-off, except in specific circumstances, from: (i) entering into any transaction pursuant to which Yuma or Nextracker Inc. stock would be acquired (with certain exceptions), (ii) merging, consolidating or liquidating either Yuma or Nextracker Inc., other than through the Merger, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of Yuma or Nextracker Inc. stock, (vi) taking or failing to take any other action that would reasonably be expected to result in the spin-off transaction failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code, (vii) ceasing to engage in any active trade or business as defined in the Code, or (viii) facilitating or otherwise participating in any acquisition of Nextracker Inc. stock that would result in a shareholder owning directly or indirectly 5% or more of outstanding Nextracker Inc. stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

We are required to pay Yuma and Yuma Sub, both of which are subsidiaries of Flex, TPG, and the TPG Affiliates (or certain permitted transferees thereof) for certain tax benefits that we are deemed to realize under the Tax Receivable Agreement and the amounts we may pay could be significant.

We expect that the Transactions will produce tax benefits for us. We used all of the net proceeds from our IPO to purchase LLC Common Units from Yuma and did not retain any net proceeds from the IPO. We intend to use all of the net proceeds from this offering to purchase LLC Common Units from Yuma and TPG as described in the section titled “Use of proceeds” and, as a result, will not retain any net proceeds from this offering. We may be required from time to time to acquire additional LLC Common Units together with a corresponding number of shares of our Class B common stock in exchange for our Class A common stock (or cash) pursuant to the Exchange Agreement. See the section titled “Certain relationships and related party transactions—Exchange

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

agreement.” We expect that basis adjustments resulting from these transactions, if they occur, among other tax benefits resulting from the Transactions, will reduce the amount of income tax we would otherwise be required to pay in the future.

We entered into a Tax Receivable Agreement with the LLC, Yuma, Yuma Sub, TPG and the TPG Affiliates in connection with our IPO. The Tax Receivable Agreement provides for the payment by us to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) our allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of the LLC Units, including as part of the Transactions, this offering or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of outstanding LLC Units and shares of Class B common stock (including as part of the Transactions, this offering or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG that each merged with a separate direct, wholly-owned subsidiary of us, as part of the Transactions, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. See the section titled “Certain relationships and related party transactions—Tax receivable agreement.”

Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate to approximately $             over 20 years from the date of this offering based on the public offering price of $                per share of our Class A common stock, which was the last reported sale price of our Class A common stock on the Nasdaq Global Select Market on                , 2023, and assuming all future exchanges of LLC Units occur at the time of this offering. Under such scenario we would be required to pay the owners of LLC Units approximately 85% of such amount, or $            , over the 20 year period from the date of this offering, and the yearly payments over that time would range between approximately $             to $             per year. Such payments will reduce the cash provided to us by the tax savings described above. As a result, investors purchasing shares in this offering or in the public market following this offering will not be entitled to the economic benefit of the tax benefits subject to the Tax Receivable Agreement that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the tax benefits subject to the Tax Receivable Agreement). The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit. The payments under the Tax Receivable Agreement are not conditioned upon the ownership of us by Yuma, Yuma Sub, TPG or the TPG Affiliates (or any permitted transferees thereof). See the section titled “Certain relationships and related party transactions—Tax receivable agreement.”

There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or distributions to us by the LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes. Furthermore, our obligations to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are deemed realized under the Tax Receivable Agreement.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

In certain cases, payments under the Tax Receivable Agreement to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain circumstances we will be required to make an immediate payment equal to the present value of the anticipated future tax benefits, including upon certain mergers, asset sales, other forms of business combinations or other changes of control (with certain exceptions, such as the Merger Distribution and the Merger), if we materially breach any of our material obligations under the Tax Receivable Agreement, or if, at any time, we elect an early termination of the Tax Receivable Agreement. The amount of any such payment would be based on certain assumptions, including that we (or our successor) would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement. As a result, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the percentage specified in the Tax Receivable Agreement of the actual benefits that we realize in respect of the tax attributes that are subject to the Tax Receivable Agreement and the upfront payment may be made years in advance of the actual realization of such future benefits (if any). If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on the public offering price of $             per share of our Class A common stock, which was the last reported sale price of our Class A common stock on the Nasdaq Global Select Market on                , 2023, and a discount rate equal to SOFR plus 100 basis points, we estimate that we would be required to pay $             in the aggregate under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity, as well as our attractiveness as a target for an acquisition. In addition, we may not be able to finance our obligations under the Tax Receivable Agreement.

Additionally, if Flex undertakes a tax-free distribution of Yuma (or a corporation to which Yuma is contributed), and then causes Yuma (or such corporation) to merge or consolidate with us or with a wholly-owned subsidiary of ours in a tax-free transaction, our obligations under the Tax Receivable Agreement will not accelerate but Yuma can elect in its discretion to assign its rights under the Tax Receivable Agreement to another entity (including an affiliate of Flex) prior to such distribution. If Yuma (or a corporation to which Yuma is contributed) makes this election and assigns its rights under the Tax Receivable Agreement to another entity, we would not be entitled to any payments under the Tax Receivable Agreement nor would this eliminate any of our obligations under the Tax Receivable Agreement, even though Yuma (or such corporation) would be merged with us or with a wholly-owned subsidiary of ours.

Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine except with respect to the agreed tax treatment provided for in the Tax Receivable Agreement. The Tax Receivable Agreement and the TRA Side Letter (as defined below, treated as part of the Tax Receivable Agreement) provide that the parties will treat payments under the Tax Receivable Agreement and TRA Side Letter that are attributable to certain tax benefits from exchanges of LLC Units under the Exchange Agreement and from the purchase of LLC Units from Yuma (with the net proceeds of this offering) as upward purchase price adjustments to the extent permitted by law and other than amounts treated as interest under the Code. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement, even if the tax benefits underlying such payment are disallowed (although future amounts otherwise payable under the Tax Receivable Agreement may be reduced as a result thereof). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of the benefits that we actually realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Risks Related to Our Indebtedness and Financing

Our indebtedness could adversely affect our financial flexibility, financial condition and our competitive position.

In connection with the Transactions, we incurred substantial indebtedness under the 2023 Credit Agreement. The obligations of the borrower, the LLC, under the 2023 Credit Agreement and related loan documents are severally guaranteed by us and certain of the LLC’s existing and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the 2023 Credit Agreement contains, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that limit or will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. In addition, a default by us under the 2023 Credit Agreement or an agreement governing any other future indebtedness may trigger cross-defaults under any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern.

The 2023 Credit Agreement contains, and the agreements evidencing or governing any other future indebtedness may contain, financial restrictions on us and our subsidiaries, including restrictions on our or our subsidiaries’ ability to, among other things:

•	place liens on our or our subsidiaries’ assets;

•	incur additional indebtedness;

•	change the nature of our business; and

•	change our or our subsidiaries’ fiscal year or organizational documents.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Our substantial indebtedness could adversely affect our financial condition.

Our indebtedness could limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, stock repurchases or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the foregoing events and/or factors could have a material adverse effect on our business, financial condition and results of operations.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

We periodically evaluate opportunities to access capital markets, taking into account our financial condition, regulatory capital ratios, business strategies, anticipated asset growth and other relevant considerations. It is possible that future acquisitions, organic growth or changes in regulatory capital requirements could require us to increase the amount or change the composition of our current capital, including our common equity. For all of these reasons and others, and always subject to market conditions, we may issue additional shares of common stock or other capital securities in public or private transactions.

The issuance of additional common stock, debt, or securities convertible into or exchangeable for our common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock. Holders of our common stock have no preemptive or other rights that would entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in dilution of the ownership interests of our stockholders.

Because we do not intend to pay any cash dividends on our common stock in the near term, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

We do not intend to pay cash dividends on our common stock in the near term. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our future businesses and do not anticipate paying any cash dividends in the foreseeable future. Should we decide in the future to pay cash dividends on our common stock, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our subsidiaries. In addition, the terms of the separation agreement and the 2023 Credit Agreement restrict, and any future financing agreements may also restrict, our ability to pay dividends. Under the separation agreement, we cannot make any payment or declaration of any dividend or other distribution on Nextracker securities without the prior written consent of Flex unless expressly authorized by the LLC’s governing documents in effect as of February 1, 2022. Furthermore, the 2023 Credit Agreement restricts our ability to pay dividends on our common stock except where certain conditions are met. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

The LLC’s ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may still incur substantially more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. Our 2023 Credit Agreement restricts our ability to incur additional indebtedness, including secured indebtedness, but if the facility matures or is repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

Risks related to our Class A common stock and this offering

There is no guarantee a public market for our Class A common stock and an active trading market will develop or be sustained.

Our common stock has been trading on a national securities exchange for less than six months. Prior to the IPO, there was no public market for our Class A common stock. An active trading market once developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to both raise capital by selling shares of Class A common stock and acquire other complementary technologies or businesses by using our shares of Class A common stock as consideration.

An inactive trading market may also impair our ability to both raise capital by selling shares of Class A common stock and acquire other complementary technologies or businesses by using our shares of Class A common stock as consideration.

The price of our Class A common stock may continue to fluctuate substantially, and you could lose all or part of your investment and may not be able to sell the shares you purchase in this offering at or above the offering price.

The market price of our Class A common stock has since the IPO fluctuated substantially, is highly volatile and may continue to fluctuate substantially due to many factors, including those described in this “Risk factors” section, many of which are beyond our control and may not be related to operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in trading price of our common stock include the following:

•	volume and customer mix for our products;

•	the introduction of new products by us or others in our industry;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	product liability claims or other litigation;

•	quarterly variations in our results of operations or those of others in our industry;

•	media exposure of our products or of those of others in our industry;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

•

changes in our capital structure or dividend policy, including as a result of future issuances of securities, sales of large blocks of Class A common stock by our stockholders, including Flex, TPG and our employees, or our incurrence of debt; and

•	announcements or actions taken by Flex as our controlling stockholder.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A common stock, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would harm our financial condition and operating results and divert management’s attention and resources from our business.

We cannot predict the effect our multi-class share structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class share structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of a company’s voting rights in the hands of public stockholders. Under such policies, the multi-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. In addition, several stockholder advisory firms and large institutional investors oppose the use of multi-class share structures. As a result, our multi-class share structure may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. As a result of the foregoing factors, the market price and trading volume of our Class A common stock could be adversely affected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our Class A common stock may be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

The unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

The unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus are presented for informational purposes only and are not necessarily indicative of what our actual financial condition or results of operations would have been had the separation been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance may evolve over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $                 per share, at the offering price of $                 per share of our Class A common stock, which is the last reported sale price of our Class A common stock on the Nasdaq Global Select Market on                , 2023, and our pro forma as adjusted net tangible book value per share as of March 31, 2023.

This dilution is due to the substantially lower price paid by Flex and TPG for their shares of our Class B common stock purchased prior to the IPO as compared to the price offered to the public in this offering for our Class A common stock.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. Future sales or other distributions of shares of our Class A common stock could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

their shares, could result in a decrease in the market price of our Class A common stock. As of March 31, 2023, we have 144,090,587 outstanding shares of Class A and Class B common stock and immediately after this offering, we will have                 outstanding shares of Class A and Class B common stock (or                 shares of Class A and Class B common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). This includes the shares that we sold in the IPO and that we are selling in this offering, which may be resold in the public market without restriction, unless purchased by our affiliates. Approximately 113 million shares of our common stock are currently restricted as a result of securities laws or 180-day lock-up agreements but will be able to be sold after the offering as described in the section titled “Shares available for future sale.”

Subject to the restrictions described in the paragraph below, future sales of shares of our Class A common stock in the public market by Flex and TPG will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), for so long as Flex or TPG, respectively, is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission (the “SEC”). Certain affiliates of Flex and TPG have rights, subject to some conditions, to require us to file registration statements covering its shares or to include its shares in registration statements that we may file for ourselves or other stockholders as described in the section titled “Certain relationships and related party transactions—Registration rights agreement.” We are unable to predict whether or when Flex or TPG will sell or otherwise dispose of additional shares of our Class A or Class B common stock. The sale or other disposition by Flex or TPG of a substantial number of shares after this offering, or a perception that such sales or other dispositions could occur, could significantly reduce the market price of our Class A common stock.

In addition, we, certain of our officers and directors, Flex and TPG have agreed with the underwriters that, without the prior written consent of each of J.P. Morgan Securities LLC and BofA Securities, Inc., we and they will not, subject to certain exceptions and extensions, during the period ending 90 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. J.P. Morgan Securities LLC and BofA Securities, Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

In connection with our IPO, we filed a registration statement on Form S-8 registering under the Securities Act the shares of our Class A common stock reserved for issuance under our Equity Incentive Plan. These shares can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements described above.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

We have incurred and expect to continue to incur costs associated with corporate governance requirements that have become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a result of becoming a public company, we are required, under Section 404 of the Sarbanes-Oxley Act of 2002, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending March 31, 2024. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

We are further enhancing internal controls, processes and related documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Our auditors will be required to express an opinion on the effectiveness of our internal controls beginning with our Annual Report on Form 10-K for the year ending March 31, 2024. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Provisions in our corporate charter documents and under Delaware law and certain contractual rights granted to Flex could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and certain contractual rights that have been granted to Flex under the separation agreement may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, such provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, as permitted by the DGCL, our amended and restated certificate of incorporation and our indemnification agreements that we have entered into with our directors and officers provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by applicable law. Such law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•

the rights conferred in our amended and restated certificate of incorporation are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated certificate of incorporation provisions to reduce our indemnification obligations to directors, officers, employees and agents.

General risk factors

If we fail to manage our future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and scale and improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our reputation and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Special note regarding forward-looking statements

Certain statements included in this prospectus and in the documents incorporated by reference herein are “forward-looking statements” within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: our future financial performance, cash flows, liquidity position or other results; our management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; the effects of the Transactions on our business; expected payments under the Tax Receivable Agreement; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future tax rates, tax credits and other tax provisions; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology such as “will,” “may,” “should,” “could,” “would,” “believe,” “anticipate,” “intend,” “plan,” “expect,” “estimate,” “project,” “target,” “possible,” “potential,” “forecast” and “positioned” and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words.

Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate, and speak only to our expectations as of the date of this prospectus.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or other events to be materially different from any future results, performance or other events expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. You should read this prospectus, the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part and the documents incorporated by reference herein completely and with the understanding that our actual future results, performance or other events may be materially different from what we expect.

Important factors that could cause actual results, performance or other events to differ materially from our expectations include:

•	the demand for solar energy and, in turn, our products;

•	competitive pressures within the solar tracker industry;

•	competition from conventional and other renewable energy sources;

•	variability in our results of operations, including as a result of fluctuations in our customers’ businesses as well as seasonal weather-related disruptions;

•	the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy;

•	our reliance on our suppliers and any problems with our suppliers or disruptions in our supply chain;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	our ability to rapidly establish U.S. or foreign supplier manufacturing in response to business conditions or criteria for government incentives;

•	changes in the global trade environment, including the imposition of import tariffs or bans;

•	the impact of the COVID-19 or other pandemics on our business, results of operations and financial condition;

•

a further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, impacting the ability of project developers and owners to finance the cost of a solar energy system;

•	a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment to us;

•	defects or performance problems in our products;

•	delays, disruptions or quality control problems in our product development operations;

•	global disruption related to the Russian invasion of Ukraine;

•	pressure on margins or the availability of solar project financing due to inflation;

•	severe weather events, natural disasters and other catastrophic events;

•	our continued expansion into new markets;

•	our indebtedness;

•	electric utility industry policies and regulations;

•	decreases in the price of electricity;

•	our failure to protect our intellectual property and trade secrets or to successfully defend against third-party claims of infringement;

•	cybersecurity or other data incidents; and

•	the other risks and uncertainties set forth in the section titled “Risk factors.”

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We claim the protection of the safe harbor for forward-looking statements contained in the Exchange Act and the Securities Act for any forward-looking statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Market and industry data

We use market data and industry forecasts and projections throughout this prospectus and the documents incorporated by reference herein, and in particular in the section titled “Prospectus summary” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including the following:

•	Energy Information Administration, Energy Power Monthly with Data for May 2022, July 2022

•	International Energy Agency, Renewables 2022, December 2022, all rights reserved

•	International Renewable Energy Agency, Battery Storage Paves Way for a Renewable-powered Future, March 2020

•	Joule, a Cell Press Journal, Global Techno-Economic Performance of Bifacial and Tracking Photovoltaic Systems, July 2020

•	Lazard Ltd., Levelized Cost of Energy Plus, April 2023

•	Renewables Now, Renewables 2020 Global Status Report, 2020

•	U.S. Energy Information Administration, Electric Power Monthly with Data for May 2022, July 2022

•	U.S. Energy Information Administration, Coal will account for 85% of U.S. electric generating capacity retirements in 2022, January 2022

•	Wood Mackenzie Ltd., Global solar PV market outlook update: Q1 2023, March 2023

•	Wood Mackenzie Ltd., Global solar PV system price: country breakdowns and forecasts, June 2023

•	Wood Mackenzie Ltd., Global Solar PV tracker landscape 2022 and associated data, December 2022

•	Wood Mackenzie Ltd., Global solar PV tracker market share 2022, June 2022

Industry forecasts are based on surveys and the preparer’s expertise and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not independently verified the accuracy of this information nor have we ascertained the underlying economic assumptions relied thereon. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk factors.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Use of proceeds

We expect to receive net proceeds from this offering of approximately $                 million (or approximately $                 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an assumed offering price of $                 per share, which is the last reported sale price of our Class A common stock on the Nasdaq Global Select Market on                , 2023, after deducting the estimated underwriting discount. Approximately $                million of offering expenses will be paid by Flex.

We will use all of the net proceeds from this offering to purchase an aggregate of                  LLC Common Units from Yuma and TPG (or                 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the public offering price per share of Class A common stock in this offering less the underwriting discount and a corresponding number of shares of Class B common stock held by Yuma and TPG, respectively, shall be canceled. We will not retain any of the net proceeds of this offering.

Dividend policy

We currently do not anticipate paying any cash distributions or dividends on our Class A common stock for the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. The payment of any dividends on our Class A common stock in the future, and the timing and amount thereof, is within the discretion of our board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt facilities, industry practice, legal requirements and other factors that our board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations, the ability of the LLC to make distributions to us, and on our access to the capital markets for liquidity. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. See “Risk Factors—Risks related to the Transactions and our relationship with Flex—In certain circumstances, the LLC will be required to make distributions to us, Yuma, Yuma Sub and TPG, and the distributions that the LLC will be required to make may be substantial and in excess of our tax liabilities and obligations under the Tax Receivable Agreement.” Under the LLC Agreement, the LLC generally is required from time to time to make pro rata cash distributions, or tax distributions, to the holders of LLC Units to help each of the holders of the LLC Units to pay taxes on such holder’s allocable share of taxable income of the LLC. Investors in our Class A common stock will not be entitled to receive any such distributions. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

Our ability to pay dividends is limited by restrictions on our ability to pay dividends or make distributions under the terms of our credit facility. In addition, we have agreed that for so long as Flex beneficially owns a majority of the total voting power of our then outstanding shares with respect to the election of directors, we will not pay or declare any dividend or other distribution on any of our shares of common stock or equity in our subsidiaries without Flex’s prior written consent.

Subject to having available cash and subject to the limitations imposed by applicable law and contractual restrictions, the LLC Agreement requires the LLC to make certain distributions to each member of the LLC on a pro rata basis, including us, to facilitate their payment of taxes with respect to the income of the LLC that is allocated to them. See the section titled “Certain relationships and related party transactions—Nextracker LLC agreement.” To the extent that the tax distributions we receive exceed the amount that we are actually required to pay for taxes, payments under the Tax Receivable Agreement and other expenses, we will not be required to distribute such excess cash. See the section titled “Certain relationships and related party transactions—Other related party agreements—Tax receivable agreement.” Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2023:

•	on an actual basis;

•	on an as adjusted basis to give effect to this offering and the use of the net proceeds as described in the section titled “Use of proceeds.”

This table should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus as well as “Prospectus Summary—Summary historical and pro forma consolidated financial and other data,” “Prospectus Summary—The Transactions,” “Unaudited pro forma condensed consolidated financial statements,” “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations” elsewhere in this prospectus.

	As of March 31, 2023
(In thousands, except share amounts)	Actual	As adjusted (unaudited)
Cash and cash equivalents	$130,008

Long-term debt	$147,147
Redeemable non-controlling interest	3,560,628
Stockholders’ deficit / parent company deficit:
Class A common stock, $0.0001 par value, 900,000,000 shares authorized, 45,886,065 shares issued and outstanding, actual; shares outstanding, as adjusted	5
Class B common stock, $0.0001 par value, 500,000,000 shares authorized, 98,204,522 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	10
Accumulated net parent investment	—
Accumulated deficit	(3,075,782)

Total parent company deficit	—
Total stockholders’ deficit	(3,075,767)

Total capitalization	$632,008

The number of shares of our Class A common stock issued and outstanding actual and as adjusted in the table above is based on 45,886,065 shares of our Class A common stock outstanding as of March 31, 2023. The number of shares of our Class A common stock issued and outstanding and as adjusted in the table above excludes:

•	2.7 million shares of Class A common stock issuable upon exercise of options outstanding as of March 31, 2023, at a weighted-average exercise price of $21.00 per share under our existing equity plans;

•	2.0 million shares of Class A common stock issuable upon vesting of restricted stock unit (“RSU”) awards as of March 31, 2023 at a weighted-average grant date fair value of $20.40 per share;

•	0.5 million shares of vested RSUs that were not issued and outstanding as of March 31, 2023 at a weighted-average grant date fair value of $20.40 per share; and

•	7.4 million shares of Class A common stock reserved for future issuance as of March 31, 2023 under our Equity Incentive Plan.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Unaudited pro forma condensed consolidated financial statements

The following unaudited pro forma condensed consolidated financial statements consist of the unaudited pro forma condensed consolidated statement of operations and comprehensive income for the fiscal year ended March 31, 2023 and the unaudited pro forma condensed consolidated balance sheet as of March 31, 2023, which were derived from the consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations and comprehensive income for the year ended March 31, 2023 gives effect to the Transactions, this offering (excluding shares issuable upon exercise of the underwriters’ option to purchase additional shares) and the LLC Unit Repurchase as if they had occurred on April 1, 2022, which was the first day of fiscal year 2023. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2023 gives effect to the Transactions, this offering and the LLC Unit Repurchase as if they had occurred on March 31, 2023.

The unaudited pro forma condensed consolidated financial statements giving effect to the Transactions, this offering and the LLC Unit Repurchase have been prepared in accordance with Article 11 of the SEC’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” which became effective on January 1, 2021, and the unaudited pro forma condensed consolidated financial statements are presented in accordance therewith.

The unaudited pro forma condensed consolidated financial statements include certain adjustments that are necessary to present fairly our unaudited pro forma condensed consolidated statement of operations and comprehensive income and unaudited pro forma condensed consolidated balance sheet as of and for the period indicated. The pro forma adjustments are based on currently available information and assumptions that management believes are, under the circumstances and given the information available at this time, reasonable and include changes necessary to reflect the Company’s financial condition and results of operations as if we were a stand-along entity. Actual adjustments may differ materially from the information presented herein.

Transaction accounting adjustments that reflect the effects of the Transactions, this offering and the LLC Unit Repurchase include the following adjustments:

•

the impact of selling             shares of our Class A common stock in this offering and the use of the net proceeds from this offering (or approximately                 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to purchase an aggregate of              LLC Common Units (or approximately              LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from Yuma and TPG at a price per unit equal to $                 per share, which was the last reported sale price of our Class A common stock on Nasdaq on                , 2023;

•

the impact of selling 30,590,000 shares of our Class A common stock in the IPO and the use of the net proceeds from the IPO to purchase 30,590,000 LLC Common Units, together with a corresponding number of shares of Class B common stock, from Yuma at a price per unit equal to $22.68 which was the initial public offering price per share of Class A common stock less the underwriting discount;

•	the anticipated post-offering capital structure;

•	the increase to interest expense for the following:

•

an annual interest rate of 6.82% on the $150.0 million in proceeds received under the 2023 Credit Agreement, inclusive of amortization of debt issuance costs, of $8.3 million for the fiscal year-ended March 31, 2023. The interest rate is variable based on the Secured Overnight Finance Rate. A change in interest rate of 0.125% would have a $0.2 million impact on net income; and

•	an assumed commitment fee of 0.25% per annum on the undrawn portion of the $500.0 million revolving credit facility of $1.1 million for the fiscal year ended March 31, 2023.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Autonomous entity adjustments that reflect the incremental expense or other changes necessary to reflect the operations and financial position of the Company as an autonomous entity when the Company was previously part of Flex include the following adjustments:

•

Decrease in revenue pre-tax of $13.5 million for the year-ended March 31, 2023, decrease in cost of sales pre-tax of $11.1 million for the year-ended March 31, 2023 and increase of Selling, General and Administrative expenses of $11.7 million related to the formalization of our arrangement with Flex related to our operations in Brazil that at a minimum require us to setup and operate a new legal entity in Brazil. See the section titled “Certain relationships and related party transactions—Agreements with Flex—Umbrella agreement” for further information.

The unaudited pro forma condensed consolidated financial statements are subject to the assumptions and adjustments described in the accompanying notes.

Other than the adjustment to setup and operate a new legal entity in Brazil, no adjustments have been included in the unaudited pro forma condensed consolidated statement of operations and comprehensive income for additional annual operating costs. Expenses reported in our consolidated statements of operations and comprehensive income include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities, and Flex’s investment, as applicable.

We expect Flex or us to incur certain nonrecurring internal costs to implement certain new systems. All such costs incurred prior to the Transactions, this offering, and the LLC Unit Repurchase were incurred entirely by Flex and we estimate such costs going forward will not have a material impact on our consolidated financial statements.

The unaudited pro forma condensed consolidated financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the Transactions, this offering, and the LLC Unit Repurchase and our post-offering capital structure been completed on the dates assumed and should not be relied upon as a representation of our future results of operations or financial position as a separate, publicly traded company during such periods.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The following unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of operations and comprehensive income should be reviewed in combination with the consolidated financial statements and accompanying notes and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

	As of March 31, 2023

(In thousands, except share and per share data)	Nextracker Inc.	IPO and the Transactions	As adjusted before offering	Offering adjustments		Nextracker Inc. Pro forma

Unaudited pro forma condensed consolidated balance sheet:

Assets

Current assets:
Cash and cash equivalents	$130,008		$130,008		(1)
Accounts receivable, net	271,159		271,159
Contract assets	297,960		297,960
Inventories	138,057		138,057
Other current assets	35,081		35,081

Total current assets	872,265		872,265
Property and equipment, net	7,255		7,255
Goodwill	265,153		265,153
Other intangible assets, net	1,321		1,321
Deferred tax assets and other assets	273,686		273,686

Total assets	$1,419,680		$1,419,680

Liabilities, Redeemable Interests and Stockholders’ Deficit / Parent Company Deficit

Current liabilities
Account payable	$211,355		$211,355
Accrued expenses	59,770		59,770
Deferred revenue	176,473		176,473
Due to related parties	12,239		12,239
Other current liabilities	47,589		47,589

Total current liabilities	507,426		507,426
Long-term debt	147,147		147,147
TRA liability and other liabilities	280,246		280,246

Total liabilities	934,819		934,819

Redeemable non-controlling interest	3,560,628		3,560,628		(2)

Stockholders’ deficit / parent company deficit:
Class A common stock, par value $0.0001, 900,000,000 shares authorized, 45,886,065 shares and shares pro forma, respectively, issued and outstanding	5		5		(1)
Class B common stock, par value $0.0001, 500,000,000 shares authorized, 98,204,522 and shares pro forma, respectively, shares issued and outstanding	10		10		(1)
Accumulated net parent investment	—		—
Accumulated deficit	(3,075,782)		(3,075,782)		(3)

Total parent company deficit	—		—
Total stockholders’ deficit	(3,075,767)		(3,075,767)

Total liabilities, redeemable interests, and stockholders’ deficit / parent company deficit	$1,419,680		$1,419,680

(1)	Adjustment represents the following transactions summarized as follows (in millions) and each more fully described below (paragraphs a-b):

Net cash proceeds from this offering	$	(a)
Proceeds from issuance of Class B common stock		(a)
Payment for the purchase of LLC interests		(b)

Decrease in cash and cash equivalents	$

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

(a)	Represents the receipt of approximately $ million by us associated with the sale of shares of our Class A common stock $0.0001 par value in this offering at the offering price of $ per share, which is the last reported sale price of our Class A common stock on the Nasdaq Global Select Market on , 2023 after deducting the estimated underwriting discount. A $1.00 increase or decrease in the assumed offering price of $ per share would increase or decrease the net proceeds we receive from this offering by approximately $ million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discount. Each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds we receive from this offering by approximately $ million, assuming an offering price of $ per share, which is the last reported sale price of our Class A common stock on the Nasdaq Global Select Market on , 2023, after deducting the estimated underwriting discount.

The following table reconciles the gross proceeds from this offering to the net cash proceeds to Nextracker Inc., exclusive of transaction (b) described below (in thousands):

Assumed offering price	$
Shares of Class A common stock issued in this offering
Gross proceeds
Underwriting discount	(	)

Net cash proceeds	$

(b)	Represents the payment for the purchase of LLC common units from Yuma at a purchase price per unit equal to the offering price of $ per share of Class A common stock, which is which is the last reported sale price of our Class A common stock on the Nasdaq Global Select Market on , 2023 less the estimated underwriting discount.

(2)	As a result of this offering and the LLC Unit Repurchase, Nextracker’s ownership of LLC Units will increase to % and Nextracker continues to act as the sole manager of, Nextracker LLC. Therefore, pursuant to ASC 810 Consolidation, we will consolidate the financial results of Nextracker LLC into our consolidated financial statements. The ownership interests of the members of Nextracker LLC other than Nextracker, because such interests (Class B common stock and LLC Common Units) are exchangeable at any time at the option of the holder for shares of Class A common stock, or for cash at our option, will be accounted for as a redeemable non-controlling interest in Nextracker’s consolidated financial statements after this offering, and recorded at the maximum redemption amount. As such, redeemable non-controlling interests will decrease by (in thousands):

Redeemable non-controlling interests	$
Shares outstanding following the offering	$
Price per share	$
Revalued non-controlling interests	$
Decrease in redeemable non-controlling interests	$

(3)	Reflects the impact of the transactions described in (1) and (2) above on Additional paid-in capital summarized as follows (in millions):

Share price in excess of par value of Class A common stock issued in this offering(1)	$
Underwriting discount(1)
Decrease in redeemable non-controlling interests	$
Additional paid-in capital	$

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

	As of March 31, 2023

(In thousands, except share and per share data)	Nextracker Inc.	IPO and the Transactions		As adjusted before offering	Offering adjustments		Nextracker Inc. Pro forma

Unaudited pro forma consolidated statements of operations and comprehensive income:

Revenue	$1,902,137	$(13,533)	(1)	$1,888,604			1,888,604
Cost of sales	1,615,164	(11,097)	(1)	1,604,067			1,604,067

Gross profit	286,973	(2,436)		284,537			284,537
Selling, general and administrative expenses	96,869	11,714	(1)	108,583			108,583
Research and development	21,619	—		21,619			21,619

Operating income	168,485	(14,150)		154,335			154,335
Interest and other (income) expense, net	(598)	9,415	(2)	8,817			8,817

Income before income taxes	169,083	(23,565)		145,518			145,518
Provision for income taxes	47,750	(6,911)	(3)	40,839			40,839

Net income and comprehensive income	121,333	(16,654)		104,679			104,679
Less: Net income attributable to Nextracker LLC prior to the reorganization transactions	117,744	(117,744)	(4)	—			—
Less: Net income attributable to redeemable non-controlling interests	2,446	68,906	(4)	71,352		(4)	71,352

Net income attributable to Nextracker Inc.	$1,143	$32,184		$33,327			33,327

Basic pro forma earnings per share	$0.02			$0.73		(5)	0.73

Diluted pro forma earnings per share	$0.02			$0.72		(5)	0.72

Weighted average number of common shares outstanding	45,886,065			45,886,065		(5)	45,886,065
Weighted average number of common shares outstanding, diluted	145,851,637			145,412,563		(5)	145,412,563

(1)	Represents a decrease in revenue pre-tax of $13.5 million for the year-ended March 31, 2023 and a decrease in cost of sales pre-tax of $11.1 million for the year-ended March 31, 2023 and an increase of Selling, General and Administrative expenses of $11.7 million related to the formalization of our arrangement with Flex related to our operations in Brazil that at a minimum require us to setup and operate a new legal entity in Brazil. See the section titled “Certain relationships and related party transactions—Agreements with Flex—Umbrella agreement” for further information.

(2)	Reflects the increase to Nextracker Inc.’s interest expense for the following:

•

an assumed annual interest rate of 6.82% on the $150.0 million under the 2023 Credit Agreement, inclusive of amortization of debt issuance costs, of $8.3 million for the year-ended March 31, 2023. The interest rate is variable based on the Secured Overnight Finance Rate. A change in interest rate of 0.125% would have a $0.2 million impact on net income; and

•	an assumed commitment fee of 0.25% per annum on the undrawn portion of the $500.0 million revolving credit facility of $1.1 million for the year-ended March 31, 2023.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

(3)	Following this offering, Nextracker Inc. will be subject to a statutory income tax rate of 25.0% for U.S. federal and state income tax on its proportionate ownership share of income allocated from Nextracker LLC. Nextracker Inc. will not be subject to U.S. federal and state income tax on the portion of domestic income from Nextracker LLC that is allocable to non-controlling interests, thereby reducing Nextracker Inc.’s income tax expense. In addition, the Company is subject to income tax rate of 34.0% in Brazil. This adjustment reflects the income tax impact for adjustments (1) and (2) above which totals pre-tax expenses of $14.2 million and $9.4 million, respectively, for the year-ended March 31, 2023. Adjustment (1) is taxed at the Brazil statutory rate and adjustment (2) is taxed at the U.S. statutory rate.

(4)	Net income attributable to Nextracker LLC prior to the reorganization transactions has been removed as, for the purposes of this pro forma, no income is attributable to Nextracker LLC. Prior to this offering, non-controlling interest is 68.16% of the outstanding LLC Interests. Net income attributable to redeemable non-controlling interest represents 68.16% of income before income taxes, as well as net income attributable to non-controlling interest holders of Nextracker LLC.

(5)	As adjusted before offering and pro forma basic earnings per share is computed using as adjusted before offering and pro forma net income and income attributable to common stockholders (which is the same as adjusted before offering and pro forma net income attributable to Nextracker Inc.) divided by the weighted average number of common shares outstanding during the period. Basic weighted-average common shares outstanding is based on shares outstanding, which is the number of shares of our Class A common stock expected to be outstanding following this offering. The basic calculation for as adjusted before offering includes 45,886,065 Class A shares. The basic calculation for pro forma includes 45,886,065 Class A shares plus Class A shares issued in this offering. Diluted earnings per share reflects the potential dilution from stock-based compensation awards. The potential dilution from awards was computed using the treasury stock method based on the average fair market value of the Company’s common stock for the period. Additionally, the potential dilution impact of shares of Class B common stock convertible into shares of Class A common stock was also considered in the calculation. The computation of as adjusted before offering and earnings per share and weighted average shares outstanding of the Company’s common stock for the period is presented below:

	Year ended March 31, 2023

(in thousands, except share data)	As adjusted before offering Income Numerator	Weighted average shares outstanding Denominator	Per Share Amount

Basic EPS
Net income available to Nextracker Inc. common stockholders	$33,327	45,886,065	$0.73

Effect of Dilutive Impact
Common stock equivalents from Options awards		306,881
Common stock equivalents from RSUs		944,347
Common stock equivalents from PSUs		70,748
Income attributable to non-controlling interests and common stock equivalent from Class B common stock	$71,352	98,204,522

Diluted EPS
Net income available to Nextracker Inc. common stockholders	$104,679	145,412,563	$0.72

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Management’s discussion and analysis of financial condition and results of operations

Unless the context requires otherwise, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “Nextracker,” the “Company,” “we,” “us” and “our” shall mean both the LLC and its consolidated subsidiaries prior to the IPO and to Nextracker Inc. and its consolidated subsidiaries following the Transactions. References to “Flex” or “Parent” refer to Flex Ltd., a Singapore incorporated public company limited by shares and having a registration no. 199002645H, and its consolidated subsidiaries, unless the context otherwise indicates.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our consolidated financial statements with a narrative from the perspective of the Company’s management. You should read the following discussion in conjunction with the notes to the consolidated financial statements and the section titled “Business” included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks, uncertainties and assumptions. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results and timing of selected events may differ materially from those results anticipated and discussed in the forward-looking statements as a result of many factors. Factors that might cause such a discrepancy include, but are not limited to, those discussed under the sections titled “Special note regarding forward-looking statements,” “Liquidity and capital resources” and “Risk factors” in this prospectus. All forward-looking statements in this document are based on information available to us as of the date of this prospectus and we assume no obligation to update any such forward-looking statements.

Overview

We are a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world. Our products enable solar panels, also known as modules, in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. We led the solar industry based on gigawatts (“GW”) shipped globally in 2015 and both globally and in the United States from 2016 to 2021. We delivered 18 GW, 15 GW and 12 GW to our customers in fiscal years 2023, 2022 and 2021, respectively.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex Ltd. in 2015. Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. Flex’s expertise in global supply chains and procurement and its strong financial backing has helped us accelerate our penetration of our end markets and run a more optimized supply chain, and we intend to continue leveraging these learnings from Flex now that we are a publicly traded company. Over time, we have developed new and innovative hardware and software products and services to scale our capabilities. In 2016, Flex acquired BrightBox Technologies on our behalf to further our machine learning capabilities.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We have shipped more than 75 GW of solar tracker systems as of March 31, 2023 to projects on six continents. Our customers include engineering, procurement and construction firms (“EPCs”), as well as solar project developers and owners. Developers originate projects, select and acquire sites, obtain permits, select contractors, negotiate power offtake agreements and oversee the building of projects. EPCs design and optimize the system, procure components, build and commission the plant, and operate the plant for a limited time until transfer to a long-term owner. Owners, which are often independent power producers, own and operate the plant, typically as part of a portfolio of similar assets. Owners generate cash flows through the sale of electricity to utilities, wholesale markets, or end users.

For the majority of our projects, our direct customer is the EPC. We also engage with project owners and developers and enter into master supply agreements that cover multiple projects. We are a qualified, preferred provider to some of the largest solar EPCs, project owners, and developers in the world. We had revenues of $1.9 billion and $1.5 billion in fiscal years 2023 and 2022, respectively.

The following tables set forth geographic information of revenue based on the locations to which the products are shipped:

	Fiscal year ended March 31,
(In thousands)	2023		2022		2021

Revenue
U.S.	$1,298,596	68%	$904,946	62%	$900,927	75%
Rest of the World	603,541	32%	552,646	38%	294,690	25%

Total	$1,902,137		$1,457,592		$1,195,617

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the revenue from customers that individually accounted for greater than 10% of our revenue during the periods included below:

	Fiscal year ended March 31,
(In millions)	2023	2022	2021
Customer A*	$331.0	$196.2	$230.3

*	SOLV Energy

Initial Public Offering

On February 8, 2023, the registration statement on Form S-1 relating to our IPO was declared effective by the SEC and the shares of our Class A common stock began trading on the Nasdaq Global Select Market on February 9, 2023. At the closing of the IPO on February 13, 2023, Nextracker Inc. issued and sold 30,590,000 shares of its Class A common stock (including 3,990,000 shares issued to the underwriters upon the exercise in full of their option to purchase additional shares) at a public offering price of $24.00 per share. Nextracker Inc. received net proceeds of $693.8 million, after deducting $40.4 million in underwriting discounts. We used all of the net proceeds from the offering to purchase 30,590,000 LLC Common Units from Yuma at a price per share of $22.68, or $24.00 less the underwriting discount. Upon closing of the IPO, approximately $8.3 million of offering costs were paid by Flex. See further discussion of the Transactions related to the IPO in Note 6 in the notes to the consolidated financial statements included elsewhere in this prospectus.

Reverse Unit Split

The board of managers and the members of Nextracker LLC approved an amendment to the LLC Agreement in effect prior to the IPO, effecting a 1-for-2.1 reverse unit split of the units issued by the LLC. The reverse split was effected on January 30, 2023.

Our business model

We generate revenue from the sale of solar trackers, such as NX Horizon and NX Gemini, and from licensing our TrueCapture software product. Our most significant source of revenue is the sale of solar tracking products. Our customers include EPCs, as well as solar project developers and owners. We usually enter into a different contract with our customers for each individual solar project. Contracts typically stipulate total price, technical solution, specifications of the system sold, delivery and activation schedule, warranty terms and related services provided. The delivery period for a specific contract can range from days to several months depending on the size of the project. Our contract prices range from a few hundred thousand dollars for the smallest projects to over one hundred million dollars for the largest.

Demand for our products is largely driven by installations of utility-scale solar projects around the world. The volume of solar projects installations is dependent on a variety of factors, including, but not limited to, the cost of solar plants in comparison to other forms of power generation, prevailing electricity prices, conventional power generation plant retirement, global renewable energy targets, government regulations, and public incentives promoting solar energy. Our revenue is subject to variability as these factors change over time, and as a result may cause variability in our quarterly shipments. Increases in competitive tracker pricing pressure can also affect our revenue by lowering the average selling price (“ASP”) of our products.

We operate in nearly all significant tracker markets around the world. We have dedicated sales staff in the United States, Mexico, Spain, Australia, Brazil, India and the United Arab Emirates to support our sales activities in those geographies. Our local presence is complemented with the following go-to-market strategies:

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Our sales and marketing strategy is focused on building long-term relationships with key stakeholders involved in developing, building, owning, and maintaining utility-scale solar projects. We educate those stakeholders on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance, and advanced software and sensor capabilities compared to competing products.

•

In the United States and more mature international markets, our sales team maintains active relationships with key stakeholders and customers such as developers and builders of utility-scale solar systems. We leverage these relationships and knowledge of the available project pipeline, inbound requests for proposals (“RFPs”) from potential customers, and competitive dynamics. Frequently we are either awarded the project outright or become ‘short-listed’ among a group of eligible bidders. In each case we create a detailed proposal that leverages our project engineering expertise to offer a compelling project and/or project portfolio-specific value proposition.

•

In less mature international markets, we leverage a variety of broad and account-based marketing techniques to acquire customers. These include conducting thought leadership seminars and developer forums, installation training programs, and participation in industry conferences, events, and trade associations.

•

We set pricing for our products based on the long-term value derived from energy yield performance and total cost of ownership. For our core tracker products, we offer differing pricing to address multiple market segments based on site characteristics and weather protection requirements, among other factors.

Basis of presentation

We have historically operated as part of Flex and not as a separate, publicly traded company throughout the periods preceding the IPO. Our consolidated financial statements for the periods preceding the Transactions (as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this prospectus) were derived from Flex’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity were included as a component of the consolidated financial statements. For the periods preceding the IPO, the consolidated financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities and Flex’s investment, as applicable. The allocations were determined on what we believed to be a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the consolidated financial statements had we been an entity that operated separately from Flex during the full periods presented. Further, the historical consolidated financial statements may not be reflective of what our final position, results of operations, or cash flows will be in the future as a public company. During the fourth quarter of fiscal year 2022, we entered into a transition services agreement with Flex, whereby Flex agreed to provide, or cause to be provided, certain services to us, which were previously included as part of the allocations from Flex. As consideration, we agreed to pay Flex the amount specified for each service as described in the transition services agreement. See the section titled “Certain relationships and related party transactions—Agreements with Flex.” Related-party allocations, including the method for such allocations, are discussed further in Note 11 in the notes to the consolidated financial statements included elsewhere in this prospectus.

For the period prior to the IPO, our historical consolidated financial statements include expense allocations for certain support functions that were provided on a centralized basis within Flex, such as corporate costs, shared services and other selling, general and administrative costs that benefit the Company, among others. Since our IPO, we have incurred and will continue to incur additional costs as a public company. Under the transition

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

services agreement, Flex has agreed to continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we will incur other costs to replace the services and resources that will not be provided by Flex. Our total costs related to such support functions may differ from the costs that were historically allocated to us from Flex. These additional costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or stock-based compensation awards for staff, including staff additions to replace support provided by Flex that is not covered by the transition services agreement; and

•

corporate governance costs, including director and officer insurance costs, board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and Nasdaq fees, bank fees or other costs related to existing or future financing arrangements.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. We expect to incur additional separate public company costs in excess of the costs that have been historically allocated to us.

While we were fully integrated as a part of Flex prior to the IPO, we were dependent upon Flex for all of our working capital and financing requirements as Flex used a centralized approach to cash management and financing of its operations. Our financial transactions during the period preceding the IPO were accounted for through our “net parent investment” account and none of Flex’s debt at the corporate level was assigned to us in the financial statements. Historically, as we generated cash flows from operations, cash was swept by Flex into global cash accounts managed at the parent level. Since the IPO, Nextracker has participated in the Flex cash pooling management programs, but we plan to discontinue doing so during our fiscal year 2024. We have also historically utilized Flex for financial support in the form of parent guarantees and letters of financial support to execute certain arrangements with our customers.

Key business and operational metrics

In addition to information related to our financial performance, we use certain operating metrics to evaluate our business. These metrics, together with our financial statements, are used by our management to measure our performance, identify trends impacting our business and formulate projections. The primary operating metric we use to evaluate our sales performance and to track market acceptance of our products from year to year is GW delivered generally and the change in GW delivered from period to period specifically. GW delivered is the only operational metric that directly relates to our revenues. GW delivered is a commonly used operational metric by analysts and competitors in our industry and can provide additional information to investors related to the relative size of our operations as well as a basis to measure our market share. GW is calculated specifically for each project and represents the nameplate, or maximum, power output capacity of the project under optimized conditions once the project is fully operational. GW delivered for a project is calculated as the total nameplate capacity of the project multiplied by the cost of materials delivered to the project as a percentage of the total materials cost of the project.

	Fiscal year ended March 31,			2022 to 2023 Percent change	2021 to 2022 Percent change
	2023	2022	2021
GW delivered	18.0	15.0	12.0	20%	25%

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Critical accounting policies and significant management estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things: impairment of goodwill, impairment of long-lived assets, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation related accruals and fair values of stock options and restricted stock unit awards granted under stock-based compensation plans. We periodically review estimates and assumptions, and the effects of our revisions are reflected in the period they occur. We believe that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this prospectus.

Variable interest entities (“VIE”) and consolidation

Subsequent to the IPO, the Company’s sole material asset is its membership interest in Nextracker LLC. In accordance with the Nextracker LLC Operating Agreement, the Company was named the managing member of Nextracker LLC. As a result, the Company has all management powers over the business and affairs of Nextracker LLC and to conduct, direct and exercise full control over the activities of Nextracker LLC. Shares of Class A common stock issued in the IPO do not hold a majority of the voting power of the Company but hold 100% of the economic interest in the Company, which results in Nextracker LLC being considered a VIE. Due to the Company’s power to control the activities most directly affecting the results of Nextracker LLC, the Company is considered the primary beneficiary of the VIE. Accordingly, beginning with the IPO, the Company consolidates the financial results of Nextracker LLC and its subsidiaries.

Revenue recognition

We account for revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented.

In applying ASC 606, we recognize revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and software license along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, we apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) we satisfy a performance obligation. In assessing the recognition of revenue, we evaluate whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, we assess whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time. For further details on our revenue recognition refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Product warranty

We offer an assurance type warranty for our products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on our warranty model which relies on historical warranty claim information and assumptions based on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from our specific projects. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

In fiscal year 2023, we identified a potential design issue related to one of our non-core tracker products that requires rework and maintenance under our existing warranty programs. As a result, warranty expense increased by approximately $9 million, which includes estimated costs for replacement parts and repair. Changes to our expected failure rates related to our core products have not materially impacted our warranty obligation in fiscal year 2023.

The decrease in warranty expense observed in fiscal year 2022 was due to a change in estimate as a result of updated information obtained regardi ng warranty claims and lower observed failure rates of components as compared to previous reporting periods. Our first-generation components (primarily controllers and dampers) had higher initial failure rates during prior years. Since that time, we have observed a decrease in failure rates in first and subsequent generation components which has resulted in fewer warranty returns, and accordingly, less warranty expense. Due to the improved failure rates noted above, our estimated warranty obligation decreased during fiscal year 2022.

Redeemable preferred units

On February 1, 2022, the LLC issued LLC Preferred Units representing a 16.67% interest in the LLC, to Flex in exchange for the cancellation of a portion of the LLC’s previously issued and outstanding common units. Flex sold all of the LLC Preferred Units to TPG on the same day. The holder of the LLC Preferred Units was entitled to cumulative paid-in-kind or cash dividends and has the option to redeem the LLC Preferred Units or convert the LLC Preferred Units upon certain conditions. Because the redemption or conversion conditions were outside of the control of the Company, we classified the LLC Preferred Units as temporary equity on the balance sheets. In connection with the IPO, the LLC Preferred Units held by TPG were automatically converted into LLC Common Units which are exchangeable, together with a corresponding number of shares of the Company’s Class B common stock, for shares of the Company’s Class A common stock (or cash). For further details on the redeemable preferred units refer to Note 6 in the notes to the consolidated financial statements included elsewhere in this prospectus.

Redeemable non-controlling interests

After the IPO, the balance of the redeemable non-controlling interests is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated maximum redemption amount. The resulting changes in the estimated maximum redemption amount (increases or decreases) are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. These interests are presented on the consolidated balance sheets as temporary equity under the caption “Redeemable non-controlling interests.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Income taxes

We operate in numerous states and countries and must allocate our income, expenses and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability for income taxes that we have incurred in doing business each year in all our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our tax return liabilities. Each jurisdiction has the right to audit those tax returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. Because the determination of our annual income tax provision is subject to judgments and estimates, actual results may vary from those recorded in our financial statements. We recognize additions to and reductions in income tax expense during a reporting period that pertains to prior period provisions as our estimated liabilities are revised and our actual tax returns and tax audits are completed.

Our management is required to exercise judgment in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowance that might be required against deferred tax assets. For further details on our income taxes, refer to Note 13 in the notes to the consolidated financial statements included elsewhere in this prospectus.

Tax receivable agreement

We have recorded a liability of $230.3 million as of March 31, 2023, representing 85% of the estimated future tax benefits subject to the Tax Receivable Agreement. In U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes, will be available to us as a result of certain transactions contemplated in connection with our IPO, exchanges of Class A common stock or cash and payments made under the Tax Receivable Agreement. The actual amount and timing of any payments under these agreements will vary depending upon a number of factors, including, among others, the timing of redemptions or exchanges by members of the LLC, the price of our Class A common stock at the time of the redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreements constituting imputed interest. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results as well as assumptions related to future forecasts for our various businesses by location. The impact of any changes in the total projected obligations recorded under the tax receivable agreements as a result of actual changes in the geographic mix of our earnings, changes in tax legislation and tax rates or other factors that may impact our actual tax savings realized will be reflected in income before taxes in the period in which the change occurs.

Key components of our results of operations

The following discussion describes certain line items in our consolidated statements of operations and comprehensive income.

Revenue

We derive our revenue from the sale of solar trackers and software products to our customers. Our revenue growth is dependent on (i) our ability to maintain and expand our market share, (ii) total market growth and (iii) our ability to develop and introduce new products driving performance enhancements and cost efficiencies throughout the solar power plant.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Cost of sales and gross profit

Cost of sales consists primarily of purchased components, shipping and other logistics costs, applicable tariffs, standard product warranty costs, amortization of certain acquired intangible assets, stock-based compensation and direct labor. Direct labor costs represent expenses of personnel directly related to project execution such as supply chain, logistics, quality, tooling, operations and customer satisfaction. Amortization of intangibles consists of developed technology and certain acquired patents over its expected period of use and is also included under cost of sales.

Steel prices, cost of transportation, and labor costs in countries where our suppliers perform manufacturing activities affect our cost of sales. Our ability to lower our cost of sales depends on implementation and design improvements to our products as well as on driving more cost-effective manufacturing processes with our suppliers. We generally do not directly purchase raw materials such as steel or electronic components and do not hedge against changes in their price. Most of our cost of sales are directly affected by sales volume. Personnel costs related to our supply chain, logistics, quality, tooling and operations are not directly impacted by our sales volume.

Operating expenses

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of personnel-related costs associated with our administrative and support functions. These costs include, among other things, personnel costs, stock-based compensation, facilities charges including depreciation associated with administrative functions, professional services, travel expenses and allowance for bad debt. Professional services include audit, legal, tax and other consulting services. We have expanded our sales organization and expect to continue growing our sales headcount to support our planned growth. We have incurred and expect to continue to incur on an ongoing basis certain new costs related to the requirements of being a publicly traded company, including insurance, accounting, tax, legal and other professional services costs, which could be material. Amortization of intangibles consists of customer relationships and trade names over their expected period of use and is also included under selling, general and administrative expenses.

Research and development

Research and development expenses consist primarily of personnel-related costs associated with our engineering employees as well as third-party consulting. Research and development activities include improvements to our existing products, development of new tracker products and software products. We expense substantially all research and development expenses as incurred. We expect that the dollar amount of research and development expenses will increase in amount over time.

Non-operating expenses

Income tax expense

We expect our taxable income to primarily be from the allocation of taxable income from the LLC. The provision for income taxes primarily represents the LLC’s U.S. federal, state, and local income taxes as well as foreign income taxes payable by its subsidiaries. The LLC owns 100% of all foreign subsidiaries for which the LLC has marked them as disregarded entities for U.S. income tax purposes. We may be entitled to foreign tax credits in the United States for our distributive shares of the foreign tax paid.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Results of operations for the fiscal years ended 2023, 2022, and 2021

The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Fiscal year ended March 31,
(In thousands, except percentages)	2023	2022	2021	2022 to 2023 % Change	2021 to 2022 % Change
Statement of Operations and Comprehensive Income Data:
Revenue	$1,902,137	$1,457,592	$1,195,617	30%	22%
Cost of sales	1,615,164	1,310,561	963,636	23	36

Gross profit	286,973	147,031	231,981	95	(37)
Selling, general and administrative expenses	96,869	66,948	60,442	45	11
Research and development	21,619	14,176	13,008	53	9

Operating income	168,485	65,907	158,531	156	(58)
Interest and other, net	(598)	799	502	(175)	59

Income before income taxes	169,083	65,108	158,029	160	(59)
Provision for income taxes	47,750	14,195	33,681	236	(58)

Net income and comprehensive income	$121,333	$50,913	$124,348	138%	(59)%

Non-GAAP measures

We present Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow as supplemental measures of our performance. We define Non-GAAP gross profit as gross profit plus stock-based compensation expense and intangible amortization. We define Non-GAAP operating income as operating income plus stock-based compensation expense and intangible amortization. We define Non-GAAP net income as net income plus stock-based compensation expense, intangible amortization, and certain nonrecurring legal costs and other discrete events as applicable, net of their tax effects. We define Adjusted EBITDA as net income plus (i) interest, net, (ii) provision for income taxes, (iii) depreciation expense, (iv) intangible amortization, (v) stock-based compensation expense, and (vi) certain nonrecurring legal costs and other discrete events as applicable. We define Adjusted EBITDA Margin as the percentage derived from Adjusted EBITDA divided by revenue. We define Adjusted free cash flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment plus proceeds from the disposition of property and equipment.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted free cash flow below and not rely on any single financial measure to evaluate our business.

	Fiscal year ended March 31,
(In thousands, except percentages)	2023	2022	2021

Other Financial Information:
Non-GAAP gross profit	$300,017	$152,599	$242,016
Non-GAAP operating income	203,127	90,363	177,850
Non-GAAP net income	153,095	69,870	140,279
Adjusted EBITDA	208,977	92,279	179,164
Net income (% of revenue)	6.4%	3.5%	10.4%
Adjusted EBITDA (% of revenue)	11.0%	6.3%	15.0%
Adjusted free cash flow	$104,510	$(152,863)	$91,810

See the section titled “—Summary historical and pro forma consolidated financial and other data” for a reconciliation of Non-GAAP gross profit to gross profit, Non-GAAP operating income to operating income, Non-GAAP net income to net income, Adjusted EBITDA to net income, and adjusted free cash flow to net cash provided by (used in) operating activities for each period presented.

Comparison of the fiscal years ended March 31, 2023, 2022, and 2021

Revenue

Revenue increased by $444.5 million, or 30%, for our fiscal year 2023 compared to fiscal year 2022. Approximately $290 million of the increase was the result of a 20% increase in gigawatts delivered as we delivered approximately 18 GW during fiscal year 2023, compared to 15 GW during fiscal year 2022. The remaining increase was a result of an approximate 9% increase in our average selling price directly associated with higher freight and logistics costs included in our selling price compared to the prior year period. Revenue increased approximately $393.7 million, or 43%, in the U.S. and $50.9 million or 9% in the Rest of the World during fiscal year 2023 compared to prior year. The growth from the Rest of the World was driven primarily from larger projects in Brazil, our largest market, therein.

Revenue increased by $262.0 million, or 22%, for our fiscal year 2022 compared to fiscal year 2021, as a result of a 25% or 3 GW increase in GW delivered to our customers from approximately 12 GW to 15 GW. The increase in GW shipped was mostly attributable to sales outside the United States. Revenue attributable to shipments

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

outside the United States was approximately $552.6 million or 38% during fiscal year 2022, an increase of approximately 88% from $294.7 million or 25% during fiscal year 2021.

Cost of sales and gross profit

Cost of sales increased by $304.6 million, or 23%, during fiscal year 2023 compared to fiscal year 2022 primarily due to the increase in sales noted above, coupled with stock-based compensation expense incurred in conjunction with our 2022 equity incentive plan, and partially offset by a decrease in freight and logistics costs.

Freight and logistics costs as a percentage of cost of sales decreased by approximately 150 basis points during fiscal year 2023 compared to the prior year, due in part to easing of container shortages and logistics challenges that we experienced in fiscal year 2022.

Cost of sales increased by $346.9 million, or 36%, for fiscal year 2022 compared to fiscal year 2021 driven by the increase in sales noted above and an increase of approximately $152.0 million, or 106% in freight costs due to container shortages and other logistics challenges resulting primarily from the COVID-19 pandemic. As a direct result of the increased freight costs, total anticipated costs of certain projects exceeded the expected revenue, requiring the recognition of additional contract losses based on the estimate of future costs also included in cost of sales for fiscal year 2022. As of March 31, 2022, we had a $5.2 million reserve related to such loss contracts and anticipate the completion of the majority of these contracts within nine to twelve months. The significant assumptions used to determine contract losses include the current estimate of future costs, including the most recent rates for freight and steel costs. We expect elevated freight and steel costs for the near future related to projects in progress, which is already contemplated in determining our current loss reserve. We do not expect any remaining performance obligations to be similarly impacted due to freight and steel costs. However, as these projects continue through the construction and commissioning phases, it is reasonably possible that other unforeseen circumstances could occur and result in the recognition of additional losses on these projects; however, a range of such amounts cannot currently be estimated.

Gross profit increased by $139.9 million, or 95%, during fiscal year 2023 compared to fiscal year 2022, primarily resulting from increased pricing that enabled recovery of the significant increase in freight costs noted above. Gross margin increased by approximately 5% from 10.1% for fiscal year 2022 to 15.1% for fiscal year 2023. Tracker ASP increased approximately 9% globally while our tracker cost per watt increased approximately 2%, mostly due to freight costs, resulting in a significant impact to gross margin.

Gross profit decreased by $85.0 million, or 37%, for fiscal year 2022 compared to fiscal year 2021, primarily resulting from the significant increase in freight costs noted above. Gross margin decreased by approximately 9.3% from 19.4% for the fiscal year 2021 to 10.1% for fiscal year 2022. Tracker ASP declined approximately 2.2% globally while our tracker cost per watt increased approximately 12.5%, mostly due to freight costs, resulting in a significant impact to gross margin.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $29.9 million, or 45%, to $96.9 million for fiscal year 2023, from approximately $66.9 million in fiscal year 2022 while remaining somewhat flat at approximately 5% as a percentage of revenue in both periods. The increase in selling, general and administrative expenses was primarily the result of our continued expansion of our sales organization in line with the growth in the global market, increase in stock-based compensation expense incurred in conjunction with our 2022 equity incentive plan, and due to the growth of our supporting functions as we internalize public company readiness activities.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Selling, general and administrative expenses increased $6.5 million, or 11%, for the fiscal year 2022 compared to the fiscal year 2021 while remaining somewhat flat at approximately 5% as a percentage of revenue in both periods. The increase in selling, general and administrative expenses was primarily the result of a $12.9 million charge incurred in relation to our litigation with Array Technologies, Inc. (“ATI”), as further described in Note 9 in the notes to the consolidated financial statements included elsewhere in this prospectus, offset with a $3.6 million decrease in bad debt reserve charge recognized during fiscal year 2022 compared to the prior year, coupled with a $2.5 million decrease in amortization of intangible assets during the same period due to certain intangibles now being fully amortized.

Research and development

Research and development expenses increased $7.4 million, or 53%, to $21.6 million for fiscal year 2023 from approximately $14.2 million during fiscal year 2022 as a result of continuous product innovation and development including software enhancements.

Research and development expenses increased to $14.2 million in fiscal year 2022 from approximately $13.0 million in the fiscal year 2021 as a result of continued development of our terrain following Horizon XTR product, our next generation tracker (NX Horizon) and continued innovation costs including software enhancements.

Provision for income tax

We accrue and pay the appropriate amount of income taxes according to the laws and regulations of each jurisdiction in which we operate. Most of our revenue and profits are generated in the United States with a statutory income tax rate of 21% in fiscal years 2023, 2022, and 2021. For fiscal years 2023, 2022, and 2021, we recorded total income tax expense of $47.8 million, $14.2 million and $33.7 million respectively, which reflected consolidated effective income tax rates of 28.2%, 21.8% and 21.3% respectively. The increase in tax expense from fiscal year 2022 to 2023 was driven by the increase in income before income taxes for the corresponding period as well as our effective tax rate increasing 6.4% mostly due to the impact of our Brazilian business carve out. The decrease in tax expense from fiscal year 2021 to 2022 is in line with the decrease in income before income taxes for the corresponding period. From time to time, we are subject to income and non-income based tax audits in the jurisdictions in which we operate. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax rules and regulations in a number of jurisdictions. Due to such complexity of these uncertainties, the ultimate resolution may result in a payment or refund that is materially different from our estimates.

Quarterly results of operations

The Company’s third fiscal quarter ends on December 31, and the fourth fiscal quarter and fiscal year ends on March 31 of each year. The first fiscal quarters of 2023, 2022, and 2021 ended on July 1, 2022, July 2, 2021, and June 26, 2020, respectively, and the second fiscal quarters of 2023, 2022 and 2021 ended on September 30, 2022, October 1, 2021 and September 25, 2020, respectively.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table contains unaudited quarterly financial data for the fiscal years 2023, 2022 and 2021.

(In thousands) (Unaudited)	March 31, 2023	December 31, 2022	September 30, 2022	July 1, 2022	March 31, 2022	December 31, 2021	October 1, 2021	July 2, 2021	March 31, 2021	December 31, 2020	September 25, 2020	June 26, 2020
Revenue	$518,395	$513,370	$467,142	$403,230	$439,813	$337,607	$338,699	$341,473	$318,146	$291,510	$289,755	$296,206
Cost of sales	428,083	431,111	402,603	353,367	400,861	303,843	301,983	303,874	256,259	234,453	228,409	244,515

Gross profit	90,312	82,259	64,539	49,863	38,952	33,764	36,716	37,599	61,887	57,057	61,346	51,691
Selling, general and administrative expenses	41,394	18,613	20,745	16,117	27,799	13,009	13,245	12,895	15,893	12,655	16,468	15,426
Research and development	8,336	4,984	4,322	3,977	3,576	3,649	3,392	3,559	3,777	3,456	3,346	2,429

Operating income	40,582	58,662	39,472	29,769	7,577	17,106	20,079	21,145	42,217	40,946	41,532	33,836
Interest and other (income) expenses, net	520	(2,366)	1,309	(61)	428	91	201	79	25	189	226	62

Income before income taxes	40,062	61,028	38,163	29,830	7,149	17,015	19,878	21,066	42,192	40,757	41,306	33,774
Provision for income taxes	12,532	18,442	11,076	5,700	1,355	4,469	3,974	4,397	8,992	8,687	8,804	7,198

Net income and comprehensive income	$27,530	$42,586	$27,087	$24,130	$5,794	$12,546	$15,904	$16,669	$33,200	$32,070	$32,502	$26,576

Non-GAAP measures

We present Adjusted EBITDA and Adjusted EBITDA Margin as supplemental measures of our performance. We define Adjusted EBITDA as net income plus (i) interest, net, (ii) provision for income taxes, (iii) depreciation expense, (iv) intangible amortization, (v) stock-based compensation expense, and (vi) certain nonrecurring legal costs and other discrete events as applicable. Future adjustments to net income related to the Tax Receivable Agreement may be added back to or subtracted from net income to calculate Adjusted EBITDA. We define Adjusted EBITDA Margin as the percentage derived from Adjusted EBITDA divided by revenue.

Adjusted EBITDA and Adjusted EBITDA Margin are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use each or a combination of Adjusted EBITDA and Adjusted EBITDA Margin as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

those charges. In addition, other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Adjusted EBITDA and Adjusted EBITDA Margin below and not rely on any single financial measure to evaluate our business.

The following table provides a reconciliation of Adjusted EBITDA to net income for each period presented.

(In thousands) (Unaudited)	March 31, 2023	December 31, 2022	September 30, 2022	July 1, 2022	March 31, 2022	December 31, 2021	October 1, 2021	July 2, 2021	March 31, 2021	December 31, 2020	September 25, 2020	June 26, 2020
Net income	$27,530	$42,586	$27,087	$24,130	$5,794	$12,546	$15,904	$16,669	$33,200	$32,070	$32,502	$26,576
Interest, net	2,213	(215)	(101)	(64)	—	0	25	9	18	(7)	(8)	17
Provision for (benefit from) income taxes	12,532	18,442	11,076	5,700	1,355	4,469	3,974	4,397	8,992	8,687	8,804	7,198
Depreciation expense	969	887	835	728	716	634	638	693	455	453	450	438
Intangible amortization	62	63	541	541	541	541	3,649	3,734	3,734	3,838	3,721	3,720
Stock-based compensation expense	29,204	940	845	1,005	826	842	839	541	1,091	1,200	1,154	861
Legal costs(1)	—	—	1,528	—	12,943	—	—	—	—	—	—	—
Other	—	—	(87)	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	$72,510	$62,703	$41,724	$32,040	$22,175	$19,032	$25,029	$26,043	$47,490	$46,241	$46,623	$38,810

Net Income (% of revenue)	5.3%	8.3%	5.8%	6.0%	1.3%	3.7%	4.7%	4.9%	10.4%	11.0%	11.2%	9.0%
Adjusted EBITDA (% of Revenue)	14.0%	12.2%	8.9%	7.9%	5.0%	5.6%	7.4%	7.6%	14.9%	15.9%	16.1%	13.1%

(1)	Represents additional charges incurred in relation to the litigation with ATI, as further described in Note 12, in the notes to the consolidated financial statements included elsewhere in this prospectus. The estimated net settlement and direct legal costs in the aggregate are excluded from the Company’s Non-GAAP income. Based on historical experience, we do not believe that the settlement and associated charges are normal, recurring operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management’s performance when determining incentive compensation or to evaluate the effectiveness of the Company’s business strategies.

Liquidity and capital resources

We have historically financed our operations primarily with cash provided by operations and net parent contributions. Our principal uses of cash have been to fund our operations, invest in research and development and return capital to our parent. Prior to the IPO, cash was managed pursuant to a centralized cash management program administered by Flex, that included intra-quarter cash transfers to/from the parent pooling accounts and the balances being settled or scheduled for settlement, as of period ends. Since the IPO, Nextracker has participated in the Flex cash pooling management programs, but we plan to discontinue doing so during our fiscal year 2024. On February 13, 2023, we entered into a senior credit facility that included a $150.0 million term loan. See “Credit Facilities” below. We used the proceeds of the term loan, together with cash on hand, to make the Distribution of $175.0 million to Flex (through Yuma and Yuma Sub) and TPG on February 13, 2023, immediately prior to the closing of the IPO. In the absence of the cash pooling program, we expect our credit facilities to provide adequate liquidity for our business.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Credit Facilities

In connection with the IPO, Nextracker Inc. and the LLC, as the borrower, entered the senior credit facility with a syndicate of banks (the “2023 Credit Agreement”) comprised of (i) a term loan in the aggregate principal amount of $150.0 million (the “Term Loan”), and (ii) a revolving credit facility in an aggregate principal amount of $500.0 million (the “RCF”). The RCF is available to fund working capital, capital expenditures and other general corporate purposes.

The RCF is available in U.S. dollars, euros and such currencies as mutually agreed on a revolving basis during the five-year period through February 11, 2028. A portion of the RCF not to exceed $300.0 million is available for the issuance of letters of credit. A portion of the RCF not to exceed $50.0 million is available for swing line loans. Subject to the satisfaction of certain conditions, the LLC will be permitted to incur incremental term loan facilities or increase the RCF commitment in an aggregate principal amount equal to $100.0 million plus an additional amount such that the secured net leverage ratio or total net leverage ratio, as applicable, is equal to or less than a specified threshold after giving pro forma effect to such incurrence.

The obligations of the LLC under the 2023 Credit Agreement and related loan documents are jointly and severally guaranteed by Nextracker Inc., certain other holding companies (collectively, the “Guarantors”) and, subject to certain exclusions, certain of the LLC’s existing and future direct and indirect wholly-owned domestic subsidiaries.

As of the closing of the 2023 Credit Agreement, all obligations of the LLC and the guarantors are secured by certain equity pledges by the LLC and the Guarantors. However, if the LLC’s total net leverage ratio exceeds a specified threshold, the collateral will include substantially all the assets of the LLC and the Guarantors and, if the LLC meets certain investment grade conditions, such lien will be released.

The Term Loan requires quarterly principal payments beginning on June 30, 2024, in an amount equal to 0.625% of the original aggregate principal amount of the Term Loan. From June 30, 2025, the quarterly principal payment will increase to 1.25% of the original aggregate principal amount of the Term Loan. The remaining balance of the Term Loan and the outstanding balance of any RCF loans will be repayable on February 11, 2028. Borrowings under the 2023 Credit Agreement are prepayable and commitments subject to being reduced in each case at the LLC’s option without premium or penalty. The 2023 Credit Agreement contains certain mandatory prepayment provisions in the event that the LLC or its restricted subsidiaries incur certain types of indebtedness or, subject to certain reinvestment rights, receive net cash proceeds from certain asset sales or other dispositions of property.

Borrowings in U.S. dollars under the 2023 Credit Agreement bear interest at a rate based on either (a) a term secured overnight financing rate (“SOFR”)- based formula (including a credit spread adjustment of 10 basis points) plus a margin of 162.5 basis points to 200 basis points, depending on the LLC’s total net leverage ratio, or (b) a base rate formula plus a margin of 62.5 basis points to 100 basis points, depending on the LLC’s total net leverage ratio. Borrowings under the RCF in euros bear interest based on the adjusted EURIBOR rate plus a margin of 162.5 basis points to 200 basis points, depending on the LLC’s total net leverage ratio. The LLC is required to pay a quarterly commitment fee on the undrawn portion of the RCF commitments of 20 basis points to 35 basis points, depending on the LLC’s total net leverage ratio. The interest rate for the Term Loan was 6.82% (SOFR rate of 4.97% plus a margin of 1.85%) as of March 31, 2023.

The 2023 Credit Agreement contains certain affirmative and negative covenants that, among other things and subject to certain exceptions, limit the ability of the LLC and its restricted subsidiaries to incur additional indebtedness or liens, to dispose of assets, change their fiscal year or lines of business, pay dividends and other restricted payments, make investments and other acquisitions, make optional payments of subordinated and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

junior lien debt, enter into transactions with affiliates and enter into restrictive agreements. In addition, the 2023 Credit Agreement requires the LLC to maintain a consolidated total net leverage ratio below a certain threshold. As of March 31, 2023, we were in compliance with all applicable covenants under the 2023 Credit Agreement, the Term Loan and the RCF.

Tax Receivable Agreement

In connection with the IPO, on February 13, 2023, Nextracker Inc. also entered into a Tax Receivable Agreement that provided for the payment by us to Yuma, Yuma Sub, TPG, and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances. See the section titled “Certain relationships and related party transactions—Tax receivable agreement” and Note 13 in the notes to the consolidated financial statements included elsewhere in this prospectus. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or distributions to us by the LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes.

We believe that our cash provided by operations and other existing and committed sources of liquidity, including our revolving credit facility, will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, potential debt service requirements and payments under the Tax Receivable Agreement for at least the next 12 months. We did not retain the proceeds of the IPO.

Cash Flows Analysis

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021
Net cash provided by (used in) operating activities	$107,669	$(147,113)	$94,273
Net cash used in investing activities	(3,159)	(5,750)	(2,963)
Net cash provided by (used in) financing activities	(3,572)	(8,656)	96,329

Fiscal year 2023

Net cash provided by operating activities was $107.7 million during fiscal year 2023. Total cash provided during the period was driven by net income of $121.3 million adjusted for non-cash charges of approximately $65.6 million primarily related to stock-based compensation expense, deferred income taxes associated with the Tax Receivable Agreement that we entered into in connection with the IPO (for additional details refer to Note 13 in the notes to the consolidated financial statements included elsewhere in this prospectus); coupled with depreciation and amortization. Cash from net income was decreased by the overall increase in our net operating assets and liabilities, primarily our net working capital accounts, resulting in an outflow of approximately $79.2 million. Accounts receivable and contract assets in aggregate increased approximately $167.3 million during fiscal year 2023, resulting from increased sales, longer billing and collection periods. Other assets increased by $19.0 million primarily due to advance payments to suppliers to secure product with longer lead times and expansion of supplier capacity in the United States, continued logistics constraints and increased operations. Accounts payable decreased approximately $37.0 million, which was directly associated with the offsetting decrease in inventory of approximately $25.1 million. The decline in inventory and accounts payable are directly attributable to our continued expansion of U.S. manufacturing that has reduced our in-transit time for our inventory. Offsetting the cash outflows were increases in deferred revenue of approximately $120.5 million, primarily resulting from increased operations, upfront funding of new contracts, and increases in other liabilities of approximately $21.8 million.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Net cash used in investing activities was approximately $3.2 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $3.6 million primarily resulting from net inflows of $150.0 million from our credit facilities, coupled with net cash transfers from Flex of $24.2 million primarily pursuant to the centralized cash management function performed by Flex. Offsetting these inflows was a distribution of $175.0 million that we made to Flex (through Yuma and Yuma Subsidiary, Inc., and TPG, as further described in Note 6 in the notes to the consolidated financial statements included elsewhere in this prospectus). We did not retain the proceeds of the IPO, which were distributed to the pre-IPO owners in exchange for LLC units.

Fiscal year 2022

Net cash used in operating activities was $147.1 million during fiscal year 2022 driven by an increase in net working capital of approximately $207.1 million. Cash used for inventory, accounts receivable and contract assets was approximately $278.8 million in fiscal year 2022 as we continued to fund increased operations and were unfavorably impacted by the timing of cash collections coupled with delays in projects as a result of logistics constraints. This was partially offset by increased accounts payable of approximately $35.8 million, a decrease in other current and noncurrent assets primarily due to lower levels of advance payments made to suppliers for future procurement of inventory and an increase of deferred revenue of approximately $15.2 million resulting from upfront funding on new contracts. Further offsetting cash used for net working capital was net income of approximately $50.9 million adjusted for noncash charges of approximately $11.1 million related to depreciation and amortization.

Net cash used in investing activities was approximately $5.8 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $8.7 million resulting from net cash transfers to Flex primarily pursuant to the centralized cash management function performed by Flex.

Fiscal year 2021

Net cash provided by operating activities was $94.3 million during fiscal year 2021. Total cash provided during the period resulted primarily from net income of approximately $124.3 million adjusted for noncash charges of approximately $22.2 million primarily related to depreciation, amortization and stock compensation. Cash used for inventory, accounts receivable and contract assets of approximately $71.1 million in fiscal year 2021 was offset by increased accounts payable of approximately $55.6 million, all primarily resulting from expanded operations. Additionally, approximately $17.2 million in cash was used for other current and noncurrent assets during fiscal year 2021 primarily due to increased advance payments made to suppliers for procurement of inventory.

Net cash used in investing activities was approximately $3.0 million and directly attributable to the purchase of property and equipment and intangible assets.

Net cash provided in financing activities was $96.3 million resulting from a net cash transfer from Flex of approximately $427.7 million primarily due to the termination of the U.S. cash pooling arrangement between Flex and us in March 2021, offset by a dividend distribution to Flex of approximately $331.4 million.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Cash management and financing

Prior to the IPO we were historically participating in a centralized cash management program administered by Flex; disbursements were independently managed by us. The cash balance reflected in the consolidated balance sheets as of March 31, 2023 and March 31, 2022 consists of the cash managed and controlled by us that is not part of the Flex centralized cash management pool. Nextracker participated in the Flex cash pooling management programs intra-quarter during our fiscal year 2023; we plan to discontinue doing so during our fiscal year 2024. In the absence of the cash pooling program, we expect our credit facilities to provide adequate liquidity for our business.

“Due to related parties” are balances resulting from transactions between us and Flex subsidiaries that have historically been cash settled and are treated as operating activities in the consolidated statement of cash flows. Flex intercompany balances resulting from pre-IPO transactions between us and Flex that have not been historically cash settled are reflected within net parent investment on the consolidated balance sheets as these were deemed to be internal financing transactions and accordingly were treated as financing activities in the consolidated statement of cash flows.

Contractual obligations and commitments

As discussed in the “Credit Facilities” section above, we borrowed $150.0 million under the term loan in February 2023.

For detail of our debt obligation refer to the Note 9 in the notes to the consolidated financial statements included elsewhere in this prospectus.

Additionally, we were historically part of Flex’s broader capital structure up until the IPO. During these prior periods, the Company did not have any outstanding bank borrowings or long-term debt. We have historically maintained a low level of net working capital requirements and funded those requirements through cash from operations as we do not require a significant amount of investment to fund growth. The Company currently does not participate in off-balance sheet financial arrangements. We have purchase obligations that arise in the normal course of business primarily consisting of binding purchase orders for inventory related items.

We also have leased certain facilities under operating lease commitments as further described in Note 3 in the notes to the consolidated financial statements included elsewhere in this prospectus.

We also have outstanding firm purchase orders with certain suppliers for the purchase of inventory. Most of the purchase obligations are generally short-term in nature. As of March 31, 2023, our purchase obligations were approximately $8.8 million. Our purchase obligations can fluctuate significantly from period to period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

Off-balance sheet arrangements

For the fiscal years ended March 31, 2023, 2022 and 2021, we did not have any off-balance sheet arrangements.

Recently adopted accounting pronouncements

Refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Quantitative and qualitative disclosures about market risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in commodity prices, such as steel and customer concentrations. We do not hold or issue financial instruments for trading purposes and had $147.1 million outstanding under our term loan, net of issuance costs as of March 31, 2023. See Note 9 in the notes to the consolidated financial statements included elsewhere in this prospectus.

There were no material changes in our exposure to market risks for changes in interest and foreign currency exchange rates for the twelve-month period ended March 31, 2023 as compared to the fiscal year ended March 31, 2022, except with respect to potential interest rate changes to our senior credit facilities, for which the impact was immaterial for the fiscal year ended March 31, 2023.

Concentration of major customers

Our customer base consists primarily of EPCs, as well as solar project owners and developers. We do not require collateral on our trade receivables. The loss of any one of our top five customers could have a materially adverse effect on the revenue and profits of the Company.

The following table sets forth the revenue from our customers that exceeded 10% of our total revenue and the total revenue from our five largest customers by percentage of our total revenue during the periods included below:

	Fiscal year ended March 31,
	2023	2022	2021
Customer A*	17.4%	13.5%	19.3%
Top five largest customers	40.5%	37.6%	45.7%

*	SOLV Energy

Our trade accounts receivables and contract assets are from companies within the solar industry and, as such, we are exposed to normal industry credit risks. We periodically evaluate our reserves for potential credit losses and establish reserves for such losses.

The following table sets forth the total accounts receivable, net of allowance for doubtful accounts and contract assets, from our largest customers that exceeded 10% of such total, and the total accounts receivable, net of allowance and contract assets, from our top five customers by percentage during the periods included below:

	As of March 31,
	2023	2022	2021
Customer A*	15.2%	10.3%	11.1%
Customer E	—	13.0%	—
Customer F	14.0%	—	—
Top five largest customers	43.5%	45.5%	43.7%

*	SOLV Energy

Commodity price risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, such as steel, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other market

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition and results of operations.

In addition, we are subject to risk from fluctuating logistics costs. As a result of disruptions caused by COVID-19, consumer and commercial demand for shipped goods has increased across multiple industries, which in turn has reduced the availability and capacity of shipping containers and available ships worldwide. These disruptions have caused, and may in the future cause, increased logistics costs and shipment delays affecting the timing of our project deliveries, the timing of our recognition of revenue and our profitability.

Foreign currency exchange risk

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. We intend to manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management.

Based on our overall currency rate exposures as of March 31, 2023 and March 31, 2022, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, and other factors, a 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected, in the aggregate, to have a material effect on our financial position, results of operations and cash flows in the near-term.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Business

Our mission

Our mission is to be the world’s leading energy solutions company enabling the most intelligent, reliable and productive solar power.

Overview

We are a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world. Our products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. We led the solar industry based on gigawatts (“GW”) shipped globally in 2015 and both globally and in the United States from 2016 to 2021.16

Over the past several years, the cost of solar energy has declined significantly, and today utility-scale solar is one of the lowest cost sources of wholesale energy production, driving demand for solar energy globally. In addition, demand for renewable energy continues to increase as countries, industries and firms move to reduce their carbon footprint and pursue more aggressive decarbonization targets. Electrification, including the proliferation of electric vehicles and the replacement of natural gas with electricity in buildings and residences, is expected to drive increased demand for energy production, including solar energy. We believe that both the attractive cost of solar generation and increasing demand for renewable energy will drive continued growth in the utility-scale solar market. Approximately 63% of installations in the United States are larger than 5 MW and most correspond to the utility-scale segment.17

The solar tracker market plays a key part in driving the global energy transition by increasing energy production and improving the levelized cost of energy (“LCOE”). The majority of utility-scale projects installed today in mature markets such as the United States, Latin America and Australia use solar trackers and adoption of solar tracker technology is growing in developing solar markets such as the Middle East and Africa. According to Wood Mackenzie, the global solar tracking market is estimated to be a $71 billion cumulative opportunity from 2020 to 2030, representing approximately 682 GW of solar capacity installed over that time period.18

By optimizing and increasing energy production and reducing costs, our tracker products and software solutions offer significant return on investment (“ROI”) for utility-scale solar projects. Utility-scale solar projects that use single axis solar trackers generate up to 25% more energy than projects that use fixed-tilt systems that do not track the sun. To achieve these benefits, the industry initially focused on linked-row tracker architecture that moves rows of solar panels together as one unit to follow the sun. We have developed the next generation of solar trackers that enable rows to move independently, providing further benefits to customers. Our intelligent independent row tracking system incorporates proprietary technology that we believe produces more energy, lowers operating costs, is easier to deploy and has greater reliability compared to linked row, other independent tracker products and fixed-tilt systems. Our tightly-integrated software solutions use advanced algorithms and artificial intelligence technologies to further optimize the performance and capabilities of our tracker products.

We have shipped more than 75 GW of our solar tracker systems as of March 31, 2023 to projects on six continents for use in utility-scale and ground-mounted distributed generation solar applications worth more

[16]	Wood Mackenzie, June 2022. 2022 data is not yet available.
[17]	Wood Mackenzie, March 2023 (Global solar PV market outlook update Q1 2023).
[18]	Wood Mackenzie, December 2022 (The Global solar PV tracker landscape 2022). Global total addressable market excludes China.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

than $68 billion (based on global utility-scale system pricing).19 Our customers include engineering, procurement and construction firms (“EPCs”), as well as solar project developers and owners. We are a qualified, preferred provider to some of the largest solar EPC firms and solar project developers and owners in the world.

We have firm orders, comprised of executed contracts, purchase orders and volume commitment agreements, for projects that total approximately $2.6 billion in the aggregate as of March 31, 2023. These firm orders do not include our pipeline for projects that are currently in various pre-execution stages of negotiations. We had firm orders totaling approximately $1.3 billion and $1.1 billion as of March 31, 2022 and 2021, respectively.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex in 2015. Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. Flex’s strong financial backing has helped us accelerate our penetration of our end markets and run an optimized supply chain.

Our growth and success are evidenced by our operating and financial results in the fiscal years 2023, 2022 and 2021:

•	We generated revenue of $1.9 billion, $1.5 billion and $1.2 billion for fiscal years 2023, 2022 and 2021, respectively.

•

We generated gross profit of $287.0 million, $147.0 million and $232.0 million for fiscal years 2023, 2022 and 2021, respectively. Non-GAAP gross profit was $300.0 million, $152.6 million and $242.0 million for fiscal years 2023, 2022 and 2021, respectively.

•

We generated operating income of $168.5 million, $65.9 million and $158.5 million for fiscal years 2023, 2022 and 2021, respectively. Non-GAAP operating income was $203.1 million, $90.4 million and $177.9 million for fiscal years 2023, 2022 and 2021, respectively.

•	We generated net income of $121.3 million, $50.9 million and $124.3 million in fiscal years 2023, 2022 and 2021, respectively.

•	Non-GAAP net income was $153.1 million, $69.9 million and $140.3 million for fiscal years 2023, 2022 and 2021, respectively.

•	Adjusted EBITDA was $209.0 million, $92.3 million and $179.2 million for fiscal years 2023, 2022 and 2021, respectively.

•	Net income as a percentage of revenue was 6.4%, 3.5% and 10.4% for fiscal years 2023, 2022 and 2021, respectively.

•	Adjusted EBITDA as a percentage of revenue was 11.0%, 6.3% and 15.0% for fiscal years 2023, 2022 and 2021, respectively.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. See the section titled “—Summary historical and pro forma consolidated financial and other data” for definitions of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA Margin and reconciliations to the most directly comparable GAAP measures.

[19]	Wood Mackenzie, June 2023 (Global solar PV system price: country breakdowns and forecasts). The $68 billion value represents the estimated aggregate capital expenditures made on solar applications in order to build the projects; solar trackers generally represent approximately 12% of those capital expenditures. Such value is not necessarily indicative of the current market value of the projects as financial assets, which could depend on each project’s future projected cash flows.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Industry trends

Growing demand for solar energy production is driven by the increasing cost competitiveness of solar energy and global trends including decarbonization and electrification.

Globally, many countries, industries and firms have been aggressively pursuing decarbonization standards that pledge to increase the percentage of electricity production from renewable energy sources while decreasing use of fossil fuel and nuclear generation. This pursuit, coupled with increasing demands for electrification to help achieve greenhouse gas emissions reductions, has created a significant demand for clean energy production. Electrification refers to electricity replacing other sources for energy consumption, such as the transition to electric vehicles and electric heating.

Solar is the fastest growing segment of the renewable energy sector and has become one of the most cost-effective forms of wholesale energy generation. According to Lazard, from 2009 to 2021, the cost of solar generation fell by 90%.20 Utility-scale solar currently has one of the lowest levelized cost of energy, or LCOE, on an unsubsidized basis. LCOE is a measure of the average net present cost of electricity generation for a power plant over its lifetime. The LCOE is calculated as the discounted costs over the lifetime of an electricity generating plant divided by a discounted sum of the actual energy amounts delivered. Solar’s LCOE cost improvement has resulted from technology advances and increased economies of scale. Today, solar electricity is competitive with both natural gas and wind and costs significantly less than some conventional generation technologies such as coal and nuclear.

Utilities are expanding solar generation both to replace pre-existing capacity from conventional plants as they are retired and to build new capacity as overall electricity demand grows. As more coal generation plants were retired than constructed, global coal capacity began to fall for the first time ever in 2020 and continued to fall in 2021 and the first half of 2022.21 The U.S. Energy Information Administration (“EIA”) expected retirement of coal-fired generators to increase again in 2022—12.6 GW of coal capacity was scheduled to retire in 2022, or 6%

[20]	Lazard, 2023. Note: Unless otherwise indicated, the analysis assumes 60% debt at 8% interest rate and 40% equity at 12% cost.
[21]	Electric Power Monthly, May 2022.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

of the coal-fired generating capacity that was operating at the end of 2021.22 The International Energy Agency expects solar power to account for more than 70% of renewable electricity net capacity additions worldwide from 2023 to 2027.23

Solar leads renewable energy net capacity additions (global)

IEA Renewable electricity net capacity additions by technology, main and accelerated cases, 2017-2023

In the United States, capacity is projected to grow with nearly 190 GW of new solar installations across all market segments from 2023 to 2027, more than double the increase over the prior five-year period from 2018 to 2022.24 International markets are expected to grow in both more developed solar markets such as Latin America, Australia and Europe, as well as in emerging markets such as the Middle East, Africa and Southeast Asia. All such markets are experiencing growth as cost declines have made solar more attractive. Approximately 63% of installations in the United States are larger than 5 MW and most correspond to the utility-scale segment.25

In the 1980s, many utility scale plants in the early growth of the industry used fixed-tilt mounting systems to secure PV panels. Fixed-tilt systems hold PV panels in a non-moving, fixed orientation, typically arranged in south-facing rows tilted at an appropriate elevation angle based on summer or winter energy optimization.

Fixed-tilt structures remained the predominant mounting system for ground-based projects until the commercialization of tracking systems in the early 1990s.

Today’s utility-scale solar plants have evolved from fixed-tilt systems to generally rely on solar tracking technologies that increase electricity generation and improve economics for plant owners by enabling solar panels to rotate and follow the sun’s movement across the sky. Single axis solar trackers can increase energy yield of solar projects and generate up to 25% more energy than projects that use fixed-tilt, or stationary, panel mounting systems that do not track the sun.26 The additional cumulative revenue from energy production that trackers provide typically exceeds the incremental cost of using a tracking system, improving the LCOE and

[22]	U.S. Energy Information Administration, January 2022.
[23]	International Energy Agency, 2022.
[24]	Wood Mackenzie, March 2023 (Global solar PV market outlook update Q1 2023).
[25]	Wood Mackenzie, March 2023 (Global solar PV market outlook update Q1 2023).
[26]	Joule, 2020.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

providing significant ROI for solar projects. Given these advantages, in mature solar markets such as the United States, Latin America and Australia, the majority of utility- scale solar generation projects use solar trackers while penetration in the emerging markets of the Middle East and Africa was projected to reach 50% as of the end of 2022.27 We expect global adoption of solar trackers to continue to increase worldwide.

In utility-scale solar systems, panels are mounted to systems that are supported by structural piers that are anchored into the ground. The purpose of these systems is to brace and orient the panels at the proper geometry to optimize sunlight on their surface. These systems must also be designed to withstand various site-specific conditions including weather and seismic forces. There are two types of systems used for utility-scale solar systems, fixed-tilt or tracking. Fixed-tilt structures hold panels in a stationary position and tracking systems rotate the panels to track the sun as it moves throughout the day.

There are several types of tracking solutions with differing geometry and operational characteristics. The majority of the market uses single axis horizontal trackers such as our solar tracker products. We believe single axis horizontal trackers offer the best optimization of performance, cost and reliability for utility-scale solar plants. Other tracking designs, such as dual axis trackers, are typically more expensive and primarily used for niche applications.

While solar trackers have existed for over 30 years, there are many limitations to competing tracker solutions that reduce ROI for utility-scale solar plants.

•

Legacy architectures.    Certain tracker technologies in the market today rely on a legacy, linked-row architecture. These systems use mechanical linkages and a single large motor to simultaneously move multiple interconnected, or “linked,” rows of trackers, introducing significant single points of failure. Linked-row architectures were designed over 30 years ago primarily due to the high cost of electric motors and control systems at the time. These designs do not leverage the substantial cost reductions in motors and control systems today, and have limitations in optimizing performance, reliability and operations.

•

Lack of software and sensor capabilities.    Legacy architectures were not designed to tightly couple the solar tracker with advanced software and sensors to further increase energy production levels, optimize performance for variable site and severe weather conditions, and efficiently manage a power plant’s operating costs.

•

Vulnerable to damage from severe weather conditions.    Solar power plants can be damaged by severe weather conditions, including flooding, hail and extreme wind events. Other tracker architectures have exhibited significant vulnerabilities to such conditions.

•

Difficult to deploy.    Other solar tracker architectures may incur substantial installation costs and significant time to deploy and operationalize due to factors such as greater structural complexity. Since many project sites have varying topographies, legacy architectures can create additional deployment complexities, such as significant site grading costs and longer installation and commissioning processes.

•

Difficult to operate.    Legacy linked-row architectures create challenges with management of the solar array. Physically-linking tracker rows together significantly inhibits or eliminates the ability to control each row independently to increase overall power production. In addition to introducing significant single points of failure, linkages also create a physical barrier that limits vehicle access for maintenance activities, such as panel cleaning and vegetation management, thus increasing operating costs and reducing power production.

•

Lack of future upgradability.    Most trackers are designed with a fixed set of features and capabilities at the time of their installation. As a result, future software and mechanical upgrades are unavailable or cost prohibitive, in large part due to limited control systems and connectivity capabilities in existing solutions.

[27]	Joule, 2020; Wood Mackenzie, December 2022.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

We believe that our solution addresses these limitations and provides tremendous benefits to our customers and end users.

Our solution

We provide intelligent, integrated solar tracker and software solutions that use an innovative design approach to enable new capabilities and to expand the viability of trackers across a broader range of topographical and climate conditions.

Tracking solutions portfolio

NX Horizon is our flagship solar tracking solution. NX Horizon’s smart solar tracker system delivers what we believe to be an attractive LCOE and has been deployed more than any other tracker as of December 31, 2021. Based on our internal analysis, experience and customer feedback, we believe we generally have an LCOE advantage compared to legacy linked row trackers. NX Horizon’s system mounts a single line of panels along a tracker row. NX Horizon’s reliable self-powered motor and control system, balanced mechanical design and independent-row architecture provide project design flexibility while lowering operations and maintenance costs. With its self-aligning module rails and vibration-proof fasteners, NX Horizon can be easily and rapidly installed. The self-powered, decentralized architecture allows each row to be commissioned in advance of site power and is designed to withstand high winds and other adverse weather conditions. NX Horizon combines several key features that improve performance, reliability and operability compared to competing designs.

NX Gemini is our two-in-portrait (“2P”) format tracker which holds two rows of solar panels along the central support beam. Ideally suited for sites with challenging soils, high winds and irregular boundaries, NX Gemini features a distributed drive system for robust stability in extreme weather, eliminating the need for dampers and minimizing energy required to stow panels in a safe position during inclement weather.

In March 2022, we launched NX Horizon-XTR, our terrain-following tracker designed to expand the addressable market for trackers on sites with sloped, uneven and challenging terrain. NX Horizon-XTR conforms to the natural terrain of the site, reducing or eliminating cut-and-fill earthworks and reducing foundation lengths.

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These benefits help accelerate construction schedules and make trackers more economically and environmentally viable on difficult sites.

•

Independent rows.    Over the last decade, the substantial decrease in the cost of electric motors and control systems helped accelerate the adoption of independent row tracking systems over linked-row architectures. In addition to the ability to rotate each row individually, independent rows provide many benefits such as increased redundancy and therefore lower risk of single points of component failure, site layout flexibility including reduced grading requirements, ease of installation, and ease of maintenance and operations, including unrestricted vehicle access.

•

Mechanically-balanced rows.    Our patented mechanically-balancing rows have several benefits, including greater range of motion, less energy required to rotate the panels than competing products and reduced component wear and tear. Mechanical balancing also enables greater elevation of solar panels above a central support beam (torque tube), significantly improving energy production in bifacial applications by allowing more reflected light to reach the back side of the panel. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects.

•

Self-powered.    Our tracker design includes the placement of a small solar panel on each row that powers the trackers, eliminating the need for more expensive AC power. In addition, our self-powered controller also enables advanced software capabilities by collecting and distributing real-time sensor data.

•

Terrain following capability.    Unlike typical designs that constrain tracker rows to a plane, Nextracker’s NX Horizon-XTR tracker variant conforms to a site’s natural terrain undulations. This design eliminates or reduces the cost and impact of cut-and-fill earthworks, reduces foundation material, eases permitting and accelerates project construction schedules. NX Horizon-XTR’s ability to significantly reduce earthwork allows many otherwise infeasible sites to become economically viable for solar trackers. Less earthwork lowers upfront costs and improves scheduling while mitigating environmental impacts to topsoil, native vegetation, and natural drainage features.

•

Embedded sensors and connectivity.    Our embedded sensors and wireless mesh network with real-time connectivity enable visibility and system monitoring of critical components, and remote maintenance, upgrades, and future software enhancements if separately purchased by the customer.

•

Operations and maintenance efficiency.    Our highly engineered fasteners replace standard nuts and bolts. Our fasteners increase long-term reliability and eliminate the need for periodic inspection and maintenance required by systems held together with nuts and bolts.

•

Sealed, elevated drive system.    All our trackers have sealed gears, motors and controllers, which are typically elevated three or more feet above the ground, protecting the system against dust, flooding and ground accumulations of snow and ice.

Software solutions portfolio

We offer a number of software solutions to optimize the performance and capabilities of our tracking solutions. Our software is licensed on a separate basis and integrated with our tracker products, leveraging the embedded sensors, communication and control capabilities in these solutions. When we develop new software features, we can provide these capabilities to both our customers’ existing installed fleet as well as new projects. Through software innovation, we have been able to improve energy yields and operability over time, providing differentiated benefits to our customers.

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As of March 31, 2023, TrueCapture has been installed on approximately 199 projects. TrueCapture is an intelligent, self-adjusting tracker control system that uses machine learning to increase typical solar power plant energy yield between 1-2.2% for the majority of projects. While linked row tracking systems angle all rows in an identical direction facing the sun, TrueCapture boosts solar power plant production by continuously optimizing the position of each individual tracker row in response to site features such as varying topography and changing weather conditions.

TrueCapture utilizes a suite of advanced software techniques to predict and optimize the energy yield of our systems on an ongoing basis throughout the life of the system. Sophisticated digital twin modeling techniques generate a digital model of the site and array and tracker geometry. This is combined with weather forecast data and processed through a high-fidelity simulation engine to predict how much additional energy can be captured via TrueCapture row-to-row shade avoidance and diffuse light tracking.

Row-to-row shade avoidance

TrueCapture automatically adjusts tracker positions on a row-by-row basis to reduce shading from adjacent tracker rows caused by uneven terrain and construction variances. Such adjacent-row shading frequently occurs in the early morning or late afternoon when the sun is low in the horizon. Incremental late afternoon energy production is particularly valuable in that it helps tracking systems better match utility-load profiles as electricity demand typically rises during these hours. Optimized row-to-row shade avoidance is only possible with independent-row architectures with dedicated control electronics on each row. TrueCapture row-to-row shade avoidance operation integrates data from on-site sensors and other data sources into our machine learning algorithms and then leverages the independent row tracker and controls architecture to create customized tracking algorithms for each row to optimize energy yield. This method calculates shading on each row of the array for every hour of the year, contrasting with other approaches that ‘de-tune’ the entire array based on a one-time shading measurement, resulting in only partial energy recovery.

Diffuse light tracking

TrueCapture diffuse light tracking technology increases energy yield in overcast, cloudy or hazy conditions. In such diffuse, indirect lighting conditions, energy production is optimized by enabling solar panels to capture a wider “view-angle” of the sky rather than pointing directly at the sun. TrueCapture automatically moves specific rows into a flat, horizontal position if doing so optimizes energy production in diffuse light conditions. Standard tracking algorithms fail to adjust for this, resulting in lost energy. On-site irradiance sensor data is integrated with other weather data and processed via our machine learning algorithms to determine and dispatch optimal tracking angles to each tracker row on a continual basis.

TrueCapture’s row-to-row shade avoidance and diffuse light tracking modes operate concurrently to produce complementary yield gains.

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NX NavigatorTM, which is typically bundled for no additional fee with TrueCapture, enables solar power plant owners and operators to monitor, control and protect their solar projects. An intuitive dashboard helps plant managers to precisely visualize real-time operational data at the site, subfield and individual tracker level. In addition, NX Navigator’s risk mitigation features include Hurricane/Typhoon Stow and Hail Stow modes, both of which quickly command solar panels to rotate to safe positions in response to inclement weather that might otherwise cause significant damage to solar panels. Hail Stow increases the survivability of solar panels to over 99% in lab testing. Snow Shed is an additional control feature that enables solar panels to generate more energy during snowstorms by periodically rotating panels to shed excess snow buildup and quickly resume normal tracking.

Benefits of our solution

We approach tracking with a holistic and forward-thinking view toward increasing solar power plant energy production levels and decreasing operating and maintenance costs. Our trackers provide high levels of performance and operability and impro ve over time through our separately licensed software solutions. We see trackers as not only a physical mounting and rotating platform for solar panels, but also as a nexus of intelligent control and optimization for the entire solar plant. Our innovative approach provides the following significant competitive advantages:

•	Next-generation architecture. Our self-balancing, independent-row architecture provides many performance and cost advantages, including improved reliability, easier access for maintenance vehicles, a

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wide rotational range and the ability to optimize the tracker angle on a row-by-row basis for increased energy production. Unlike some linked-row designs, our key drive components are located well above ground to reduce risk from flooding and ground accumulations of snow and ice.

•

Advanced software and sensor capabilities.    We optimize performance and operability through hardware and software integration, validated by rigorous testing and field-based measurement and verification. Our software solutions interface with our network of data-mining sensors dispersed throughout the solar plant and enable operators to optimize performance for various shading and lighting conditions and efficiently manage the solar plant at scale.

•

Ease of deployment.    Our solutions are designed to enhance system configuration and planning for customers, reduce costs associated with grading, earthworks, anchoring, deployment and other installation, and reduce time to deploy and operationalize. Our trackers are self-powered, reducing ongoing system reliance on more costly AC power and allowing newly-constructed plants to begin generating solar power sooner than tracking solutions that require external power to operate.

•

Future upgradability.    We take an innovative approach to ‘future proofing’ the optimization of our trackers over time, enabling the release of improved features and capabilities to both legacy and new solar projects via future software enhancements to our separately sold software solutions.

•

Severe weather protection.    Our systems combine multiple approaches to reduce risk of damage while maintaining as much energy production as feasible in severe weather conditions. Our trackers use wind stowing methods and dampening based on research on dynamic wind force mitigation, increasing protection against high winds while seeking to minimize energy production impacts. Our software also provides rapid stowing modes to reduce risk of damage from hail and a feature that automatically puts the panels into stow position shortly after a loss of utility power.

•

Superior production for bifacial solar panels.    Our tracker platforms are designed to optimize production from bifacial solar panels. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects. Our architecture is designed to mitigate obstructions that can block reflected light from reaching the back side of the panels.

Our key strengths

•

Global leader in the solar tracking industry.    We are the global leader in the solar tracking industry based on GW shipped and have been for seven consecutive years from 2015 to 2021. As of March 31, 2023, we have cumulatively shipped more than 75 GW of solar tracker systems since our inception in 2013, which we believe to be the most in our industry’s 30 year history. We have over 200 active customers across more than 30 countries, including all of the top 10 EPCs in the United States. We expect these markets to increasingly shift to solar tracking and away from fixed-tilt systems over time, providing additional tailwinds for the solar tracking industry.

•

Culture and track record of innovation.    We have an exceptional culture focused on driving thought leadership and innovation within our industry over many years. We pioneered what we believe to be today’s leading generation of tracker solutions, including many “industry first” innovations, such as self-powering and self-grounding capabilities, and associated software offerings. Our innovation capabilities have driven improvements in our products over time, as seen through the leading energy capture performance of our trackers. Our software offerings continue to optimize our trackers, driving energy yield, cost reductions and increased resilience in variable environments where our customers operate.

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•

Proven solutions with a long track record of performance and reliability.    We have an established track record of delivering what we believe to be the highest performing trackers for solar energy projects in markets around the world, which is especially critical for a product with an expected 35+ year lifetime. We consistently receive positive customer feedback regarding the quality and reliability of our products, including proven enhancements in energy yield and operating costs.

•

Strategic, value-driven relationships throughout the customer value chain.    We have developed long-term, entrenched strategic relationships throughout the value chain with leading developers, EPCs, owners and operators of solar projects. These relationships differentiate our go-to-market engine, enabling us to serve as strategic advisors to each of these stakeholders in a solar project. These relationships also provide valuable customer feedback that helps guide our ongoing innovation.

•

Differentiated, robust intellectual property portfolio.    We have a large portfolio of intellectual property protecting both our hardware and software products. We have 81 issued U.S. patents, 118 granted non-U.S. patents and 209 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending Patent Cooperation Treaty (“PCT”) applications across our product portfolio as of March 31, 2023. We have 47 issued U.S. patents and 43 U.S. and PCT patent applications pending on our core tracking mechanical structures such as our balanced system and tracker frames, and 24 issued U.S. patents and 17 U.S. and PCT patent applications pending on our yield-improving technologies, including adaptive control methods utilized through TrueCapture as of March 31, 2023.

•

Visionary, founder-led management team.    Our founders and management team pioneered tracking technology and are the driving force behind our vision, mission and innovation. Key members of our management team have an average of 20 years of experience in the solar industry. Our highly-talented leadership team enables us to develop innovative products, build long-term partnerships across the solar value chain and foster our mission-driven culture.

Our growth strategies

We intend to drive the growth of our business primarily through the following strategies:

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Maintain clear leadership position in sophisticated and growing U.S. market.    We are the U.S. leader in the solar tracking industry based on GW shipped. The U.S. solar market for installations larger than 5 MW, most of which correspond to the utility-scale segment, is projected to grow at a 12% compound annual growth rate over the next 9 years.[36]

•

Expand in rapidly growing and maturing international markets.    We have a strong presence in the Australia, Latin America, the Middle East and Africa markets, which have demonstrated significant growth over the past five years.[37] We believe there is an opportunity both to grow with existing customers and acquire new customers as these markets mature and increasingly prioritize technological capabilities and energy yield. Several emerging markets, such as the Middle East, Africa and Southeast Asia, are early in the adoption curve of solar tracking solutions. We expect these markets to increasingly shift to solar tracking and away from fixed-tilt systems over time, providing additional tailwinds for the solar tracking industry.

•

Leverage our cutting-edge technological expertise to expand the existing addressable market.    With solar projects increasingly built in geographies with challenging weather or topography, the need for technology innovation is critical to further growth. NX Horizon-XTR illustrates our efforts to enable our customers to achieve competitive economics in these site conditions, thereby expanding our total addressable market (“TAM”).

[36]	Wood Mackenzie, March 2023.
[37]	Wood Mackenzie, December 2022.

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•

Expand our product offerings and capitalize on our large installed base.    Our flagship software offering, TrueCapture, increases typical solar power plant energy yield between 1-2.2% for the majority of projects. In addition, based on our internal analysis, we believe our flagship software offering creates some gains outside of this range, depending on site topography, construction variances, project design, and weather conditions. In addition to making us more competitive with new customers and projects, we can cross-sell this and other software offerings to our pre-existing customer base which built solar plants prior to our software coming to market. We have shipped more than 75 GW of tracker systems as of March 31, 2023, of which approximately 29% utilize TrueCapture technology. Legacy systems which have not incorporated TrueCapture represents another embedded growth opportunity.

•

Pursue selective and accretive acquisitions to complement our existing platform.    We will continue to evaluate opportunities to make acquisitions that expand our portfolio and provide more value for customers. Our management team has experience successfully integrating acquisitions, including the machine learning software company BrightBox Technologies and the intellectual property assets of Optimum Tracker.

Our market opportunity

Trackers are the fastest-growing utility-scale mounting system across the world, with the percentage of ground-mounted solar installations (in GW) utilizing trackers growing from 23% in 2015 to a projected 49% in 2022 globally (and was over 80% in 2022 in mature markets such as the United States and Australia), according to Wood Mackenzie.38 In addition, the most recent tracker-specific forecasts from Wood Mackenzie estimated a $4.6 billion market for trackers in 2022, the third consecutive year in which the annual market value of trackers would exceed that of fixed-tilt systems for the ground-mounted market.39 We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more ROI than projects that do not. According to Wood Mackenzie, the global tracker market is expected to be a $71 billion cumulative opportunity from 2020 to 2030, representing approximately 682 GW of solar installed over that time period.40

Customers

Our large and diversified customer base consists of over 200 active customers across more than 30 countries as of March 31, 2023. Customers and owners of our products include many of the largest and most successful companies in the industry. Our EPC customers often build multiple projects at a time for their customers and purchasing decisions are typically made on a per-project basis. A small number of customers deploy our products for ground-mounted distributed generation projects such as powering the customers’ buildings or facilities. For the fiscal year 2023, we derived 68% of our revenue from projects in the United States and 32% from projects in international markets.

In fiscal year 2023, we began our Volume Commitment Agreement (“VCA”) program, which consists of signed contracts with developers, plant owners, and EPCs comprising multiple projects typically deployed over multiple years. By the end of fiscal year 2023, our backlog included over $1.8 billion of project-specific purchase orders and over $670 million of VCAs comprising multiple specific projects. We define backlog as executed contracts or purchase orders with deposit, build of materials and ship dates, as well as executed VCAs with customer deposits for multiple projects.

[38]	Wood Mackenzie, December 2022. Global total addressable market excludes China.
[39]	Ibid.
[40]	Ibid.

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We believe our VCA program, which we began in fiscal year 2023, provides even greater visibility into our future revenue and growth. In general, legacy backlog contracts take three to five quarters to cycle into revenue while we expect our VCA agreements to cycle into revenue from three to eight quarters.

Sales and marketing

Our sales and marketing strategy is focused on building long-term relationships with key parties involved in developing, building, owning and maintaining utility-scale solar projects. We educate those parties on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance, and advanced software and sensor capabilities compared to competing products. We leverage a variety of techniques to build awareness of and communicate our value propositions, including comprehensive digital marketing campaigns, independent studies, white papers, training programs, thought leadership seminars and participation in industry conferences and events. We sell systems both on an individual project basis and through long-term master supply agreements.

Our collaborative, full-project-lifecycle approach to selling involves working closely with developers, independent engineers, EPCs and their subcontractors, project operators and owners, and operations and maintenance providers. We work collaboratively with customers and stakeholders as a strategic partner through all stages of the project lifecycle to ensure success, including collaborating on site design/layout, wind studies, geotechnical analysis and value engineering. Once the sale is completed, our project management teams continue engaging with the customer through installation and commissioning phases to ensure smooth delivery and project execution. Our asset management team then provides ongoing technical and general customer support for the life of the project, offering system monitoring, training programs, spare parts management and other maintenance services. This approach creates a broad array of touchpoints with the customer organization, strengthening loyalty in the relationship that drives repeat business and entry into new markets with the customer. For the fiscal year ended March 31, 2023, 80% of our revenue was generated from existing customers.

We have regional sales leaders based in each market that are supported by local project engineering teams and other specialists to help customers evaluate our solutions and optimize system designs in the context of local market characteristics. Due to the critical role of trackers in utility-scale power plants, tracker procurement is based on a complex set of buying criteria with input often coming from multiple stakeholders. As a result, we frequently engage with multiple parties in the sales process including the direct purchaser, such as a developer or EPC, and other stakeholders, such as the long-term plant owner. We believe our comprehensive go-to-market approach throughout the project lifecycle creates stickiness and loyalty in all stakeholder relationships, which can be carried forward as customers expand into new markets.

Our globally diversified operational footprint places sales, engineering and key product and project support functions in close proximity to major tracker markets around the world. This enables us to ensure customer success throughout the project lifecycle, from sales and project design engineering leveraging local expertise to optimize system designs for regional requirements, through deployment and commercial operation. We are well-positioned to provide timely commercial and technical support with personnel in the local time zone and within short travel distances to customer and project sites.

In the United States, we maintain dedicated sales staff principally in California and Tennessee, providing coverage across an expansive geographic market. Our international sales representatives are located in Spain (Madrid and Seville), Australia (Manly), Mexico (Mexico City), India (Hyderabad), United Arab Emirates (Dubai), Brazil (São Paulo) and Singapore. Sales employees in Madrid, Manly, Mexico City, Hyderabad and São Paulo are supplemented by regional project engineering and project management staff with significant local expertise.

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These regional teams leverage deep understanding of local jurisdictions, regulations, language and culture, and location-specific installation considerations of each project to foster customer success. Several international offices complement our U.S. headquarters with supply chain, operations and R&D support. Our Hyderabad, India office has approximately 202 employees across sales, engineering, project management and corporate support functions as of March 31, 2023. This office serves not only as a regional hub to support deployments in South Asia and the emerging Middle East and Africa markets, but also as an independent R&D center that conducts parallel technology development alongside our U.S. headquarters, accelerating time to market for new features and products.

Research and development

We commit significant resources to our research and development efforts in order to maintain and extend our differentiated technology and innovation leadership and to enhance value for our customers. We believe that since our inception, we have developed and commercialized the most advanced solar tracking hardware and associated software systems adopted by the global utility-scale solar industry. Our engineering team embraces customer feedback as part of its design processes, with numerous product enhancements resulting from direct customer engagement and collaboration.

We operate state of the art product testing facilities to conduct functional and reliability testing for both individual components and complete system architectures. Approximately 7,800 square feet of laboratory space is dedicated to rapid prototyping and mechanical, electrical and environmental analysis of our products. Our “Center of Solar Excellence” is located adjacent to our Fremont, California headquarters. This six-acre outdoor facility serves as a collaborative technology showcase and research facility, enabling our engineering teams and technology partners to develop, test and commercialize proprietary technologies in a real-world power plant setting. This facility is co-located with our core engineering personnel and allows us to accelerate time-to-market for new products.

We also sponsor an internal program, NX Accelerator, to incubate new product concepts with a dedicated team focused on next generation technologies. This team explores a variety of ideas for potential adoption by our core business. NX Accelerator has considered concepts such as plant-level software and control solutions, modular power plant and microgrid platforms, and intelligent integration of power plant components and systems.

We believe we lead the industry in R&D related to severe weather protection and have pioneered work in dynamic wind force analysis in collaboration with leading engineering firms. Our groundbreaking wind-tunnel studies led to the characterization of phenomena such as vortex shedding and influenced tracker wind-protection strategies throughout the industry. Similarly, to understand hail damage risk, we worked with third-party labs to develop optimized protection strategies which ultimately informed our NX Navigator tool. We have a team with significant experience in the solar tracking industry from a number of engineering fields, including electrical, civil and mechanical. As of March 31, 2023, we employed 163 engineers, including our software development team which consisted of 18 employees.

Our research and development efforts extend beyond the tracker and include initiatives related to the integration of other power plant components to reduce costs and improve performance, availability and dispatchability. The team has successfully extended our core technologies to offer superior integration with energy storage systems as they become prevalent.

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Intellectual property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. As of March 31, 2023, we had 81 issued U.S. patents, 118 granted non-U.S. patents and 209 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending PCT applications across our product portfolio. Our U.S. issued patents are scheduled to expire between 2028 and 2041. Our patents cover the broad range of our solutions including mounting, assemblies, software, methods and solar tracker-related technologies.

In addition to patent protections, we rely on trade secret laws in the U.S. and similar laws in other countries to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce.

We also use confidentiality agreements and other contractual arrangements to protect our intellectual property. Our policy is for our employees to enter into confidentiality and proprietary information agreements to address intellectual property protection issues and to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans. We may not have entered into such agreements with all applicable personnel, customers and partners, and, in the case of proprietary information agreements, such agreements may require additional documentation to assign of any proprietary information to us. Moreover, such individuals or entities could breach the terms of such agreements.

Government incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates and other financial incentives. The range and duration of these incentives varies widely by geographic market. The market for grid-connected applications, where solar power is sold into organized electric markets or under power purchase agreements, often depends in large part on the availability and size of these government subsidies and economic incentives.

United States federal incentives

Historically, the most significant incentive program to our business has been the investment tax credit (“ITC”) for solar energy projects. The ITC allows a taxpayer to offset its federal income tax liability by a percentage of its eligible cost basis in a solar energy system put to commercial use. Prior to enactment of the Inflation Reduction Act of 2002 (the “IRA”), the value of the tax credit varied depending on the year in which construction was deemed to begin under rules set forth in various guidance issued by the IRS. Under this regime, solar projects on which construction began by the end of 2022 qualified for a tax credit equal to 26% of the project’s eligible cost basis. The credit reduced to 22% for projects on which construction began in 2023. The credit further reduced to a permanent 10% level for projects on which construction began in 2024 or later. Solar projects on which construction began before 2024, but were not placed in service until 2026 or later, were also limited to the 10% credit.

The IRA made significant changes to the incentives available to solar energy projects. As a result of changes made by the IRA, United States taxpayers will be entitled to a 30% ITC for certain qualifying projects placed in service after 2021 and increased further to 40% for projects placed in service after 2022 that satisfy certain “domestic content” requirements. For projects placed in service after 2022, these credit amounts are subject to

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an 80% reduction if the project (1) does not satisfy prevailing wage and apprenticeship requirements, (2) has a maximum net output that is greater than or equal to one megawatt of electrical (as measured in alternating current) or thermal energy and (3) begins construction on or after January 29, 2023 (the date that is 60 days after the United States Internal Revenue Service (the “IRS”) released guidance relating to the prevailing wage and apprenticeship requirements). In addition, certain other incremental credits are potentially available for facilities located in “energy communities” or “low income communities” or that are part of “low-income benefit projects” or “low-income residential building projects.”

On May 12, 2023, the U.S. Treasury Department and the IRS released Notice 2023-38 providing guidance with respect to the IRA’s domestic content bonus credit. The Treasury Department and the IRS announced their intent to issue proposed regulations in the future that will apply to taxable years ending after May 12, 2023, and that in the interim, the guidance contained in Notice 2023-38 may be relied upon with respect to any qualified facility or energy project the construction of which begins before the date ending 90 days after such proposed regulations are published. Generally, to meet the domestic content requirements a qualified facility or energy project must satisfy certain U.S. domestic sourcing or production requirements for iron, steel and manufactured products. In addition, the United States taxpayer must satisfy certain certification and substantiation requirements.

United States taxpayers will generally also be allowed to elect to receive a PTC in lieu of the ITC for qualified solar facilities the construction of which begins before January 1, 2025 that are placed in service after 2021. The PTC is available for electricity produced and sold to unrelated persons in the ten years following a project’s placement in service and is equal to an inflation-adjusted amount (2.6 cents per kilowatt hour for calendar year 2022, assuming the prevailing wage and apprenticeship requirements described above are satisfied or deemed satisfied, reduced by 80% if those requirements are not satisfied) for every kilowatt-hour of electricity produced by a facility. The available credit amount is increased by 10% if the domestic content requirements described above are satisfied. Certain additional incremental PTCs are also available similar to the incremental ITCs described above. In the case of projects placed in service after 2024, each of the ITC and PTC will be replaced by similar “technology neutral” tax credit incentives that mimic the ITC and PTC but also require that projects satisfy a “zero greenhouse gas emissions” standard (which solar does) in order to qualify for the credits. This new credit regime will continue to apply to projects that begin construction prior to the end of 2033 (and possibly later), at which point the credits will become subject to a phase-out schedule.

In addition, the IRA added Section 45X to the Internal Revenue Code of 1986, as amended (the “Code”), which generally provides tax credits to manufacturers of eligible solar energy components. In addition to solar cells, panels, inverters, battery components and other solar energy components, such tax credits are available for U.S. manufacturing of certain tracker components—specifically, torque tubes and structural fasteners. The Section 45X tax credits are available through the end of calendar year 2032 for manufacturers of eligible components that are produced in the United States and sold to an unrelated party after 2022. The amount of the Section 45X credit varies depending on the eligible component. In the case of torque tubes and structural fasteners, the credit amount is equal to 87 cents per kilogram and $2.28 per kilogram, respectively, through the end of 2029.

The credit amount will be reduced by 25% of these amounts in each of calendar years 2030, 2031 and 2032. We expect our eligible U.S. manufacturing suppliers to avail themselves of the Section 45X tax credits and we will seek to apportion some of these economic benefits into our cost of acquiring torque tubes and fasteners.

The federal government also currently permits accelerated depreciation by the owner, and in some cases “bonus” depreciation (e.g., 100% in the case of property placed in service during 2022; 80% in the case of property placed in service during 2023), for certain equipment it purchases, including solar energy systems.

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State and local incentives

Many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date.

Some states also offer incentives for distributed generation solar projects, such as a corporate investment or production tax credit for renewable energy facilities. Additionally, many states and local jurisdictions have established property tax incentives for renewable energy facilities that include exemptions, exclusions, abatements and credits.

International incentives

The international markets in which we operate or may operate in the future may have in place policies to promote renewable energy, including solar. These mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives in international jurisdictions.

Manufacturing

We utilize a ‘capex-light’ manufacturing model, in which most components, including steel parts, are produced by outside qualified vendors through contract manufacturing arrangements. As of March 31, 2023, total global manufacturing capacity was approximately 850 MW per week, supporting approximately 40 GW of annual shipments. By outsourcing most of our product manufacturing, we achieved this global capacity with close to no capital investment. Our parent company Flex manufactures our self-powered controller and network control unit components.

As of March 31, 2023, we had more than 65 qualified suppliers located in 19 countries across five continents. This supply chain diversity reflects unique strategies for each of our key global customer markets, optimizing landed costs and lowering risk.

For the U.S. market, in 2019 following the introduction of tariffs by the U.S. government on imports of Chinese steel and certain solar equipment, we shifted our supply chain to U.S. and other non-China vendors where possible, supplementing capacity with neighboring countries and countries with favorable commercial relationships with the U.S. In some other countries, we developed locally sourced components in order to meet regulatory or customer requirements.

In 2021 and 2022, we further expanded our U.S. supply chain vendor relationships in response to ongoing global logistics and shipping challenges and in anticipation of possible U.S. federal legislation incentivizing domestic manufacturing. The IRA implemented such incentives by, among other things, providing manufacturing tax credits for producing and selling certain tracker components (torque tubes and structural fasteners) in the U.S., and providing an enhanced ITC for solar projects that meet domestic content requirements. See the section titled “Business—Government incentives—United States federal incentives.”

Our U.S. supply chain approach has been to secure raw material supply commitments with steel mills located in various regions of the U.S. The steel coils produced by such mills are transferred directly to manufacturing suppliers, also known as fabricators, with whom we have established contract manufacturing agreements to produce finished tracker parts such as our primary component torque tubes. We currently have contracts to provide us with a total annual capacity of more than 25 GW of manufacturing for our primary components.

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Approximately 10 U.S. fabricators currently manufacture various tracker components. We have prioritized geographic location as a key criterion for U.S. fabricator selection, resulting in a regionally distributed network of manufacturing facilities that are often co-located with or near U.S. mills where steel is melted, processed and coated domestically. This minimizes material handling costs between production steps while reducing transportation costs and delivery times to regional customer project sites.

We believe that, as a result of our investment in developing local content solutions, we are well positioned to respond rapidly and efficiently to changing tariffs and other trade policies, and government incentives and requirements. Diversifying our manufacturing suppliers, and increasing the amount of steel and steel components we source from the U.S., has also mitigated factory-level and country-level sourcing risks due to supply chain disruptions beyond our control, such as historic volatility in logistics and shipping costs in recent years and COVID-19 related shutdowns.

Monitoring and control of our global supply chain is accomplished through our internal enterprise resource planning (“ERP”) system. Additionally, we have invested in solutions to further enhance real-time tracking through business systems and business intelligence tools providing visibility into all supply chain key performance indicators and enabling rapid response in case of any deviations. Along with these systems, we also have a dedicated team focused on environmental, trade compliance and other external risks, supporting a pro-active approach to planning for potential risks and developing strategies to mitigate them. We utilize a rigorous internal demand forecasting process to ensure sound decisions around capacity development and supplier diversification over the appropriate time horizons. Our regular suppliers have entered into a “Global Business Agreement” with us, providing contractual parameters to right-size their inventory of finished and semi-finished goods and facilitating on-time deliveries to us.

To reduce material movement and inventory, we prioritize drop-shipping all components manufactured by our vendors directly to customer sites. This allows us to minimize warehousing of finished goods inventories, which are used mainly for contingency purposes and warranty replacements. We lease approximately 11,000 square feet of warehouse space across three facilities in California and Tennessee.

Competition

Our solutions are specialized products that are specific to the solar industry. The expertise required to design trackers and customers’ reluctance to purchase products from new entrants with a limited history has resulted in a bifurcation of providers based on their track record with major customers. Our principal competitors are Array Technologies (including its recently acquired business STi Norland), GameChange Solar, PV Hardware, FTC Solar, Arctech Solar and Soltec. We also compete with smaller market participants in various geographies. From time to time, we compete indirectly with manufacturers of fixed-tilt systems in certain emerging markets.

We believe the principal factors that drive competition between vendors in the market include:

•	established track record of product performance;

•	system energy yield;

•	software capabilities;

•	product features;

•	total cost of ownership and return on investment;

•	reliability;

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•	customer support;

•	product warranty terms;

•	services;

•	supply chain and logistics capabilities; and

•	financial strength and stability.

Human capital

As of March 31, 2023, we had approximately 606 full-time employees. Our employees (giving effect to the transfer of employees to us from Flex during fiscal year 2023) span eight offices globally, including 94 employees in research and development. We frequently hire sales, engineering, operational and corporate support staff in countries outside the U.S. in order to better and more efficiently support our regional customers’ solar projects and supply chain activities. As of March 31, 2023, and after giving effect to the transfer of the Flex employees to us, approximately 49% of our employees are based in the U.S., approximately 33% of our employees are based in India and the remainder of our employees are based in other international offices. To a lesser extent, we also use contract workers retained through third-party agencies.

Development and engagement

Ongoing engagement and professional growth for employees is critical to our success, and we help foster this growth through educational opportunities, dynamic work assignments and leadership development. We provide instructor-led classes, online learning and on-the-job training, covering topics including managerial and leadership development, diversity, equity and inclusion as well as other job-related training and courses. In addition, we provide tuition reimbursement for job-related courses, seminars and other professional development opportunities. Our employees manage their career progression through annual performance appraisals. Managers are empowered to facilitate this growth through regular check-ins and feedback sessions with their direct reports.

We encourage our employees to engage with leadership and provide feedback on how we are doing and how we can better meet their needs. In addition to engagement activities such as town halls and all-hands meetings, we survey employees periodically to evaluate the employee experience.

Diversity, equity and inclusion

We strive to instill a culture of embracing global perspectives, difference of thought and inclusiveness. Our strength comes from the dedication, talent, experience and perspective of every employee in our operation. In order to foster an inclusive working environment around the world, we provide our employees with communications, discussion opportunities, as well as training and resources to enhance their awareness of diversity, equity and inclusion issues.

Wellness, health and safety

Providing a safe environment for our employees to thrive is one of our core values. We promote a “zero-injury” culture through health and safety management systems that implement a data-driven and risk-based approach in monitoring and reporting performance regularly.

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We build awareness and share specific information about safety with employees around the world through a number of pathways. Safety First posters in our global locations emphasize specific actions to minimize injuries and illnesses. Our management sets the tone for our safety culture and reminds everyone of their shared responsibility to keep everyone safe.

The key to preventing injuries and illnesses is minimizing the risk within operations, which requires effective risk assessment and incident reporting and analysis processes. We have developed a common process providing consistent identification, evaluation and control of existing and potential workplace hazards. Our standardized incident analysis process enables us to determine root causes of injuries, implement effective corrective actions and prevent recurrence, and provides improved data analytics and lessons learned.

Fair wages and benefits

Our total rewards packages are informed by company results, employee performance, as well as grade-level, job function and location. Compensation ranges are evaluated periodically to ensure our salary offerings are competitive with our industry peers.

We respect the right of our employees to have freedom of association. This includes the right to form or join trade unions or other worker organizations. According to the labor law in the country, all of our employees in Spain and all employees working on behalf of Nextracker through Flex in Brazil, which together represent less than 13% of our workforce as of March 31, 2023, are covered by a local collective bargaining agreement.

Our relationship with Flex

Nextracker Inc., a Delaware corporation, was formed on December 19, 2022 and is the issuer of the Class A common stock offered by this prospectus. Prior to the IPO and the Transactions, all of our business operations were conducted through the LLC (formerly known as NEXTracker Inc.) and its affiliates, and the owner of the LLC was Flextronics International USA, Inc., a wholly owned subsidiary of Flex.

As a result of the Transactions, Nextracker Inc. is (a) a holding company, with its principal asset consisting of limited liability company interests of the LLC and (b) the managing member of the LLC and operates and controls all of the business and affairs of the LLC and its subsidiaries. The remaining economic interest in the LLC is owned by Flex, through its indirect ownership of LLC Units, and TPG, through its direct ownership of LLC Units.

After this offering, Flex will beneficially own        % of the total outstanding shares of our capital stock (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We currently are, and upon completion of this offering, will continue to be, a “controlled company” within the meaning of the rules of Nasdaq and, as a result, we qualify for, and rely on, exemptions from certain corporate governance requirements. See the sections titled “Risk factors—Risks related to the Transactions and our relationship with Flex,” “Management—Controlled company exemption” and “Principal stockholders.”

Facilities

Our corporate headquarters are located in Fremont, California, USA and consist of approximately 44,000 square feet of leased office, laboratory and warehouse space which is used to accommodate office staff, research and development projects, machine shop work, tools repair, shipping and receiving. The adjacent Center for Solar Excellence, comprised of approximately 6 acres of leased land, is used for field testing, research and development, training and marketing purposes.

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In addition, we lease an aggregate of approximately 34,000 square feet of office space and approximately 11,000 square feet of warehouse and tool storage space in the U.S. We also maintain leased office space in Australia, Chile, China, India, Mexico, Spain and the United Arab Emirates, some of which is provided to us by Flex under the transition services agreement.

We believe our facilities are in adequate condition and meet our current needs. We have the ability to add new facilities and expand our existing facilities as we continue to add employees and expand into new geographic markets.

Legal proceedings

In the ordinary course of conducting our business, we have in the past and may in the future become involved in various legal actions and other claims. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. These legal proceedings may be subject to many uncertainties and there can be no assurance of the outcome of any individual proceedings. We do not believe that these matters, and we are not a party to any other legal proceedings that we believe, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations. For more information, see Note 12 in the notes to the consolidated financial statements included elsewhere in this prospectus.

Environmental laws and regulations

We are subject to a variety of environmental, health and safety (“EHS”) laws and regulations in the jurisdictions in which we operate and in which our products are distributed. We do not believe the costs of compliance with these laws and regulations will be material to the business or our operations. We use, handle, generate, store, discharge and dispose of hazardous materials, chemicals and wastes at some of our facilities in connection with our maintenance, research and product development, and testing activities. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such materials, chemicals or wastes, or to comply with EHS legal requirements applicable to product content, labeling, distribution or disposal, could subject us to potentially significant liabilities, clean-up costs, monetary damages and fines or suspensions in our business operations. In addition, some of our facilities could be located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. Although we have not incurred, and do not currently anticipate, any material liabilities in connection with such contamination, we may be required to make expenditures for environmental remediation in the future.

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Management

Our executive officers and board of directors

The following table sets forth certain information concerning our executive officers and directors as of June 1, 2023.

Name	Age	Position(s) held
Daniel Shugar	59	Chief Executive Officer and Director
Howard Wenger	63	President
Bruce Ledesma	55	President, Strategy & Administration
David Bennett	53	Chief Financial Officer
Nicholas (Marco) Miller	54	Chief Operating Officer
Léah Schlesinger	59	General Counsel, Chief Ethics and Compliance Officer and Secretary
Christian Bauwens	55	Director
Charles Boynton	55	Director
Jonathan Coslet	58	Director
Michael Hartung	55	Director
Paul Lundstrom	47	Director
Steven Mandel	35	Director
Scott Offer	58	Director
Willy Shih	71	Director
Rebecca Sidelinger	58	Director
Brandi Thomas	46	Director
William Watkins	70	Director
Kyra Whitten	53	Director

The following are brief biographies describing the backgrounds of our executive officers and directors:

Executive officers

Daniel Shugar founded Nextracker and has served as its Chief Executive Officer since July 2013. Mr. Shugar began his career in the solar industry in 1988 and has held senior leadership positions in multiple solar companies. Prior to Nextracker, he served as Chief Executive Officer of Solaria Corporation, a solar panel manufacturing company, from January 2010 to June 2013. Mr. Shugar was the President of Systems, a division of SunPower Corporation, a global solar panel manufacturer and construction company, from January 2007 to March 2009. From 1996 to 2007, he served as President of PowerLight Corporation, a commercial and utility-scale solar system integrator. From 1986 to 1995, Mr. Shugar held various positions in the solar businesses of New World Power, Inc., Advance Photovoltaic Systems and the Pacific Gas & Electric Company. Mr. Shugar holds a Bachelor of Science degree in Electrical and Electronics Engineering from Rensselaer Polytechnic Institute and a Master of Business Administration from Golden Gate University. Mr. Shugar was selected to serve on our board of directors based on his role as Chief Executive Officer and his extensive management experience in the solar energy industry.

Howard Wenger has served as President of Nextracker since February 2022. Mr. Wenger began his solar career in 1984 and has held multiple leadership and board positions. Mr. Wenger served as President of Solaria Corporation, a solar panel manufacturing company, from May 2020 to October 2021, and as Board Director from September 2019 to November 2022. From 2007 to 2017, he held various executive officer roles at SunPower Corporation, a global solar panel and technology manufacturer and solar system provider, including

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President, Global Business Units, and for eight years serving as President and Chief Executive Officer of SunPower Corporation Systems, a wholly-owned subsidiary. From 2003 to 2007, Mr. Wenger served as Executive Vice President and Board Director of PowerLight Corporation, a commercial and utility scale solar system integrator. From 1984 to 2003, Mr. Wenger held various solar management, engineering, and research positions at several companies, including AstroPower, Inc., Pacific Energy Group, PG&E and Intersol Power Corporation. Mr. Wenger holds a Bachelor of Arts degree in Environmental Studies from the University of California, Santa Barbara, and a Master of Science degree in Civil Engineering from the University of Colorado, Boulder.

Bruce Ledesma has served as our President, Strategy and Administration since May 2023 and previously as our President, Strategy, Software and Administration since March 2022. Mr. Ledesma previously served as President of Nextracker from May 2019 to February 2022. Mr. Ledesma previously served as Executive Vice President, Corporate Development of Solar Mosaic, Inc., a fintech company financing residential solar and home improvement projects, from May 2016 to May 2019, and as its Chief Operating Officer from July 2014 to May 2016. Mr. Ledesma was the co-founder of Roble Capital, LLC, a private investment fund, and served as its Chief Operating Officer from June 2013 to July 2014. He served as General Counsel and Corporate Secretary of SunPower Corporation, a global solar panel manufacturer and construction company, from January 2007 to March 2012. From 2005 to 2007, Mr. Ledesma served as General Counsel of PowerLight Corporation, a commercial and utility scale solar system integrator. From 1998 to 2004, Mr. Ledesma held various legal and executive positions with Barra, Inc., a software financial risk management company. From 1993 to 1998, Mr. Ledesma practiced as a corporate attorney for Latham & Watkins LLP. He holds a Bachelor of Arts degree in Economics from Stanford University and Juris Doctor degree from Harvard Law School.

David P. Bennett has served as Chief Financial Officer of Nextracker since June 2021. Prior to that, Mr. Bennett served as Principal Accounting Officer of Flex, our parent company, since July 2013 and has held positions of increasing responsibility since joining Flex in 2005, including Senior Vice President, Finance from 2014 to 2021, Vice President, Finance from 2009 to 2014 and Corporate Controller from 2011 to 2013. Prior to joining Flex, he was a Senior Manager at Deloitte and Touche LLP from 1992 to 2005. Mr. Bennett is a certified public accountant (inactive) in the State of Colorado and earned a Bachelor of Arts degree in Business and Administration with an emphasis in Accounting and Finance from the University of Colorado, Boulder, Leeds School of Business.

Nicholas (Marco) Miller is a co-founder of Nextracker and has served as its Chief Operating Officer since March 2021, its Senior Vice President, Global Operations from August 2017 to March 2021, and its Vice President of Operations from December 2013 to August 2017. From August 2011 to December 2013, he was the Senior Director of Customer Care at Solaria Corporation, a solar panel manufacturing company. He held senior management roles at SunPower Corporation, a global solar panel manufacturer and construction company, in Geneva, Switzerland from 2007 to 2011, where he managed all utility solar construction projects in the Europe, Middle East and Africa regions. Prior to that, Mr. Miller worked at PowerLight Corporation, a commercial and utility scale solar system integrator, from 2001 to 2006, where he held various project management roles in solar EPC construction. Mr. Miller holds a Bachelor of Arts degree in English from McGill University.

Léah Schlesinger has served as our General Counsel, Chief Ethics and Compliance Officer and Secretary since February 2023. Ms. Schlesinger served as General Counsel of Nextracker since April 2019 and as Vice President, Corporate Legal of Flex, from March 2015 to April 2022. Ms. Schlesinger has spent two decades advising global corporations and mid-size companies, with an emphasis on mergers and acquisitions, corporate governance and antitrust. Prior to joining Flex, Ms. Schlesinger was a Partner at Grant Law, a boutique law firm advising investors and entrepreneurs, from 2010 to 2012. From 2007 to 2009, Ms. Schlesinger was Counsel at Borden Ladner Gervais LLP in Toronto, in their Securities and Capital Markets group. From 1992 to 2001,

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Ms. Schlesinger practiced at Skadden, Arps, Slate, Meagher & Flom LLP, where she focused primarily on mergers and acquisitions. Prior to her legal career, Ms. Schlesinger was an Economist in the Macroeconomics group of Data Resources, Inc., an econometrics firm, from 1986 to 1989. Ms. Schlesinger holds a Bachelor of Arts degree in Economics from the University of Chicago and a Juris Doctor degree from the University of Chicago Law School.

Non-employee directors

Christian Bauwens has served on our board since our IPO. Mr. Bauwens has served as Senior Vice President and Treasurer, Head of GBS Finance of Flex, our parent company, since May 2012. Prior to joining Flex, Mr. Bauwens served as the Executive Vice President and Chief Financial Officer of Estrella International Energy Services, a service company providing solutions and technology to the oil, gas, mining and energy sector in Latin America, from August 2010 to August 2012. Earlier in his career, Mr. Bauwens served in positions of increasing responsibility at various companies, including Treasury Manager for Asia Pacific, Director Capital Market Risk Management for Europe, Director of Overseas Finance and Capital Planning, Treasurer for GM do Brazil, the largest subsidiary of General Motors, a multinational automotive manufacturing company, in South America; Chief Financial Officer for General Motors Argentina including responsibilities for Chile, Uruguay, Peru, Paraguay and Bolivia; and Treasurer for Nissan Motor North America and Nissan Motor Acceptance Corp. Mr. Bauwens received his Bachelor in Economics, a Degree in Political Science & International Relations and a Master of Arts in Economics and Finance, each from the Universite Catholique de Louvain, Belgium.

Mr. Bauwens was selected to serve on our board based on his extensive background in finance and extensive experience in the financial industry.

Charles Boynton has served on our board since our IPO. From March 2019 to October 2022, Mr. Boynton served as the Executive Vice President and Chief Financial Officer of Plantronics Inc. also known as Poly, Inc., a global business and consumer audio and video communications company (acquired by HP Inc. in October 2022). Mr. Boynton previously served as Executive Vice President and Chief Financial Officer of SunPower Corporation, a global vertically integrated solar company, from March 2012 to May 2018, continuing as an Executive Vice President until July 2018, and as Vice President of Corporate Finance and Corporate Development from June 2010 to March 2012. Mr. Boynton served as the Chief Executive Officer and Chairman of the Board of 8point3 Energy Partners, an owner / operator of solar energy generation projects, from March 2015 to June 2018 (acquired by Capital Dynamics in July 2018). Mr. Boynton served as the Chief Financial Officer of ServiceSource International, Inc., a global outsourced, customer success and growth solutions company, from April 2008 to May 2010. From March 2004 to April 2008, Mr. Boynton served as the Chief Financial Officer at Intelliden, a software company (acquired by IBM in January 2010). Prior to that, Mr. Boynton held key financial positions at Commerce One, Inc., Kraft Foods, Inc. and Grant Thornton, LLP. Mr. Boynton was a certified public accountant, State of Illinois, and a Member FEI, Silicon Valley Chapter. Mr. Boynton received his Bachelor of Science in Accounting from Indiana University’s Kelley School of Business and his Master of Business Administration from Northwestern University’s Kellogg School of Management.

Mr. Boynton was selected to serve on our board based on his extensive background in financial reporting and accounting and his experience in the solar energy industry.

Jonathan Coslet has served on our board since our IPO. Mr. Coslet currently serves as the Vice Chairman of TPG Global LLC (“TPG Global”), a global alternative asset firm, and has been with TPG Global since 1993. He previously served as TPG Global’s Chief Investment Officer from 2008 to 2020. During his tenure with TPG Global, Mr. Coslet also served on the boards of directors of several public and private companies, including IQVIA Holdings Inc., a pharmaceutical consulting and contract research organization, from 2003 to 2020, Life

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Time Group Holdings, Inc., a health, fitness and recreational sports company since 2015, Cushman & Wakefield plc, a leading global real estate services firm, since 2018, and TPG, Inc. since 2021. Mr. Coslet also serves on the Board of Directors of Stanford Lucile Packard Children’s Hospital, where he is Chairman, and the Stanford Institute for Economic Policy Research Advisory Board. He has also served on the Board of Trustees of the Menlo School, the Stanford Medicine Board of Fellows, the Harvard Business School Board of Dean’s Advisors and the Federal Reserve Bank of San Francisco’s Economic Advisory Council. Mr. Coslet received his Bachelor of Science degree in Economics and Finance from the Wharton School of the University of Pennsylvania where he was Valedictorian, and his Master of Business Administration from Harvard Business School, where he was a Baker Scholar.

Mr. Coslet was selected to serve on our board based on his background in finance and extensive experience in advising and growing companies.

Michael Hartung has served on our board since our IPO. Mr. Hartung has served as President, Agility Solutions of Flex, our parent company, since April 2020. Prior to holding this position, Mr. Hartung served as Senior Vice President of Lifestyle at Flex since July 2013 and Vice President of Flex’s Capital Equipment market segment from October 2007 to July 2013. Before joining Flex in 2007, Mr. Hartung held positions of increasing responsibility at Solectron Corporation, an electronics manufacturing company for original equipment manufacturers, including his role as Vice President of the Computing & Storage business unit where he was directly responsible for sales, marketing, and account management functions. He holds a Bachelor of Arts in Economics from the University of California, Los Angeles.

Mr. Hartung was selected to serve on our board based on his extensive management experience and significant expertise in equipment manufacturing.

Paul Lundstrom has served on our board since our IPO. Mr. Lundstrom has served as Chief Financial Officer of Flex, our parent company, since September 2020. Previously, Mr. Lundstrom was Vice President and Chief Financial Officer of Aerojet Rocketdyne Holdings, Inc., a rocket, missile and energetics propulsion manufacturer, a position he had held since November 2016. Between 1997 and 2016, Mr. Lundstrom worked at United Technologies Corporation (now Raytheon Technologies Corporation), where he held several senior roles including Vice President of Investor Relations; Vice President and Chief Financial Officer, Building & Industrial Systems – North Asia; Vice President and Chief Financial Officer, Climate, Control & Security – Asia; and Vice President and Chief Financial Officer, Carrier Building Systems and Services. He holds a Bachelor of Science in Finance from Truman State University and a Master of Business Administration from Columbia University. He is a registered Certified Public Accountant in the State of Illinois.

Mr. Lundstrom was selected to serve on our board based on his extensive management experience and significant financial expertise, including in financial reporting, public accounting, capital markets, and investor relations.

Steven Mandel has served on our board since our IPO. Mr. Mandel is a Business Unit Partner with TPG Rise Climate, the dedicated climate investing strategy of TPG where he has worked since 2019. He previously worked as a Director at Denham Capital from 2011 to May 2019, focusing on principal investments across the clean energy sector, and in the Power & Renewables investment banking division at Citigroup from 2009 to 2011. Mr. Mandel currently serves on the Board of Directors of Matrix Renewables, Intersect Power, Climavision, and the non-profit Chordoma Foundation. Mr. Mandel holds a Bachelor of Science in Business and Economics with Honors from Lehigh University, a Master of Science in Finance from London Business School and holds Chartered Financial Analyst designation.

Mr. Mandel was selected to serve on our board based on his extensive management experience and background in the power, renewables and clean energy sectors.

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Scott Offer has served on our board since our IPO. Mr. Offer has served as Executive Vice President and General Counsel of Flex, our parent company, since September 2016. Previously, Mr. Offer served as Senior Vice President and General Counsel at Lenovo Group Limited from January 2016 until August 2016 and as Chief Counsel for the Lenovo Mobile Business Group from 2014 to 2016. Prior to that, he served as Senior Vice President and General Counsel, Motorola Mobility Inc., a Google company, from August 2012 to October 2014 and Senior Vice President and General Counsel, Motorola Mobility, Inc. from July 2010 to July 2012. Prior to that, he worked for the law firm of Boodle Hatfield. He received his law degree from the London School of Economics and Political Science and is qualified as a lawyer in both the United Kingdom and the United States.

Mr. Offer was selected to serve on our board based on his extensive management experience and substantial background in advising global companies on a wide variety of legal and regulatory matters.

Willy Shih has served on our board since our IPO. Mr. Shih has served as the Robert and Jane Cizik Professor of Management Practice in Business Administration at Harvard Business School since 2007, where he teaches in MBA and Executive Education Programs. Prior to that, Mr. Shih spent 28 years in various senior management and consultancy positions with IBM, Digital Equipment, Silicon Graphics, Eastman Kodak Company and Thomson SA working in product development and manufacturing. Mr. Shih previously served on the Board of Directors of Flex, our parent company, from 2008 to 2022. He presently serves as a member of the Advisory Committee on Supply Chain Competitiveness to the U.S. Secretary of Commerce, and on the Industrial Advisory Committee for the U.S. Secretary of Commerce. Mr. Shih holds Bachelor of Science degrees in Chemistry and Life Sciences from the Massachusetts Institute of Technology, and a Doctor of Philosophy degree from the University of California at Berkeley. He is a Life Member of the Institute of Electrical and Electronics Engineers.

Mr. Shih was selected to serve on our board based on his extensive experience in product development and manufacturing.

Rebecca Sidelinger has served on our board since our IPO. Ms. Sidelinger has served as President, Reliability Solutions of Flex, our parent company, since February 2022. Previously, Ms. Sidelinger served in various roles at Honeywell Aerospace (“Honeywell”), a division of Honeywell International Inc., a diversified manufacturing and technology company, including as President, Mechanical Systems & Components Strategic Business Unit from October 2019 until 2022; Vice President/General Manager, Safety Systems from 2017 to 2019; and other senior roles since joining Honeywell in 2011. Prior to her time at Honeywell, Ms. Sidelinger spent 25 years in leadership positions with GE Transportation Systems and GE Motors. During her time with GE Motors, she ran locomotive modernization, passenger locomotive, marine propulsion and drill motor businesses. Ms. Sidelinger holds a Bachelor of Science Degree in Electrical Engineering from Gannon University and a Master of Business Administration from Penn State University.

Ms. Sidelinger was selected to serve on our board based on her extensive experience in the manufacturing and technology sector.

Brandi Thomas has served on our board since April 25, 2023. Ms. Thomas currently serves as Vice President, Chief Audit Executive, and Chief Diversity Officer of General Electric Company, a multinational company operating in aviation, power and renewable energy. Prior to joining General Electric Company, Ms. Thomas served as Vice President, Corporate Audit for Delta Air Lines, Inc., one of the leading airlines in the U.S. for domestic and international travel, from April 2017 to December 2020. Ms. Thomas holds a Bachelor of Science Degree in Finance from Case Western Reserve University.

Ms. Thomas was selected to serve on our board based on her extensive experience in finance, corporate audit, enterprise risk management and strategic growth.

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William Watkins has served on our board since our IPO. Mr. Watkins most recently served as Chairman of the Board of Imergy Power Systems, Inc. (“Imergy”), a leading innovator in cost-effective energy storage products, from January 2015 to August 2016 and as Chief Executive Officer from September 2013 to August 2016. Prior to his time at Imergy, Mr. Watkins was the Chairman of the Board of Bridgelux, Inc. from February 2013 to December 2013 and Chief Executive Officer from January 2010 to February 2013. Mr. Watkins also served as the Chief Executive Officer of Seagate Technology Holdings PLC from 2004 to January 2009, as President and Chief Operating Officer from 2000 to 2004 and held various other positions from 1996 to 2000. During his time with Seagate, Mr. Watkins was responsible for Seagate’s hard disc drive operations, including recording heads, media and other components, and related R&D and product development organizations. Mr. Watkins currently serves on the Boards of Directors of Flex, our parent company, since 2009, and Avaya Holdings Corp. since 2017, on which he is also Chair of the Board of Directors. He previously served on the Board of Directors of Maxim Integrated Products, Inc., from 2008 to 2021. Mr. Watkins holds a Bachelor of Science degree in Political Science from the University of Texas.

Mr. Watkins was selected to serve on our board based on his extensive management experience across a number of industries on a global scale, including the energy storage industry, as well as his current and past board experience as a director of various public companies.

Kyra Whitten has served on our board since April 25, 2023. Ms. Whitten currently serves as Senior Vice President, Corporate Marketing, Communications, and Sustainability at Flex, our parent company, since January 2023. Ms. Whitten previously served as Vice President, Corporate Marketing, Communications, and Sustainability of Flex from June 2019 to January 2023. Before joining Flex, Ms. Whitten held various positions in corporate communications and corporate affairs at Lam Research Corporation, a supplier of water-fabrication equipment and related services, Xilinx, Inc., a semiconductor company that primarily supplies programmable logic devices, and Applied Materials, Inc., a supplier of equipment, services and software for the manufacture of semiconductor chips. Ms. Whitten received a B.S. in International Business from San Jose State University.

Ms. Whitten was selected to serve on our board based on her extensive experience leading marketing, communications and corporate affairs organizations for B2B technology brands.

Board of directors

Our board of directors consists of 13 individuals including one serving as chairperson. Our board of directors has determined each of Charles Boynton, Jonathan Coslet, Steven Mandel, Willy Shih and Brandi Thomas are “independent” under the standards of Nasdaq, except that Messrs. Coslet and Mandel are not considered independent for purposes of audit committee independence under Rule 10A-3 of the Exchange Act.

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. For further information, see the section titled “Description of capital stock—Anti-takeover effects of various provisions of Delaware law and our certificate of incorporation and bylaws.” Our board of directors will be divided among the three classes as follows:

•	Our class I directors are Paul Lundstrom, Scott Offer, Dan Shugar and William Watkins and their term will expire at the 2023 annual meeting of stockholders.

•	Our class II directors are Michael Hartung, Steven Mandel, Willy Shih, Rebecca Sidelinger and Kyra Whitten and their term will expire at the 2024 annual meeting of stockholders.

•	Our class III directors are Christian Bauwens, Charles Boynton, Jonathan Coslet and Brandi Thomas and their term will expire at the 2025 annual meeting of stockholders.

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We entered into the separation agreement with Flex, which gives our controlling stockholder the right to nominate a majority of our directors and a majority of the members of our board committees as long as our controlling stockholder beneficially owns 50% or more of the total voting power of our outstanding common stock and will specify how our controlling stockholder’s nomination rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases. In accordance with the separation agreement, Christian Bauwens, Michael Hartung, Kyra Whitten, Paul Lundstrom, Scott Offer, Rebecca Sidelinger and William Watkins were designated for nomination by Flex to the Board of Directors and nominated by the Nominating, Governance and Public Responsibility Committee and the Board. See the section titled “Certain relationships and related party transactions—The Separation Agreement—Board and committee representation.”

Committees of our board of directors

Our board of directors has established audit, compensation and people and nominating, governance and public responsibility committees. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

Audit committee

Our board of directors has established an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit and tax services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee consists of Charles Boynton, Paul Lundstrom and Brandi Thomas, with Charles Boynton serving as chairperson. Rule 10A-3 of the Exchange Act and Nasdaq rules require us to have one independent audit committee member at the time of the listing of our Class A common stock on Nasdaq, a majority of independent audit committee members within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that each of Charles Boynton, Paul Lundstrom and Brandi Thomas is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable rules and regulations. Our board of directors has adopted a written charter for the audit committee, which is available on our website.

Compensation and people committee

In connection with the completion of our IPO, our board of directors established a compensation and people committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other

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executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; (4) appointing and overseeing any compensation consultants; and (5) reviewing the Company’s succession plans for the Chief Executive Officer and other officers of the Company.

Our compensation and people committee consists of Willy Shih, Scott Offer, Rebecca Sidelinger, Michael Hartung and Jonathan Coslet, with Willy Shih serving as chairperson. The composition of our compensation and people committee meets the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption, discussed below. In connection with the completion of our IPO, our board of directors adopted a written charter for the compensation and people committee, which is available on our website.

Nominating, governance and public responsibility committee

Our board of directors has established a nominating, governance and public responsibility committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) assessing the composition and performance of our board of directors and the committees of our board of directors and each individual director; and (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Our nominating, governance and public responsibility committee consists of William Watkins, Charles Boynton, Willy Shih, Scott Offer and Rebecca Sidelinger, with William Watkins serving as chairperson. The composition of our nominating, governance and public responsibility committee meets the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption, discussed below. Our board of directors has adopted a written charter for the nominating, governance and public responsibility committee, which is available on our website.

Controlled company exemption

Flex controls and, upon the completion of this offering, will continue to control a majority of the outstanding shares of our common stock. As a result, we are and will continue to be a “controlled company” under Nasdaq corporate governance standards. As a controlled company, we may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that our nominating, governance and public responsibility committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our nominating, governance and public responsibility committee and compensation and people committees.

We have and expect to continue to take advantage of certain of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate

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governance rules and requirements. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act, and the rules of Nasdaq within the applicable time frame.

Director compensation for fiscal year 2023

Director compensation program

Directors who are neither our employees nor employees of Flex, and who are not employees or partners of TPG, will be eligible to receive compensation for their service on our board of directors consisting of annual cash retainers. The non-employee directors who are employees of us or Flex, or employees or partners of TPG (together, the “Ineligible Directors”), will not receive compensation for their service as directors. Our directors who are not Ineligible Directors (“Compensated Directors”), will receive the following annual retainers for their service on our board of directors. The retainers will be paid in four equal quarterly installments and prorated for any partial year of service on our board of directors:

Position	Retainer ($)
Chairperson	$50,000
Board Member	$65,000
Audit Committee:
Chairperson	$25,000
Committee Member	$12,500
Compensation and People Committee:
Chairperson	$25,000
Committee Member	$12,500
Nominating, Governance and Public Responsibility Committee:
Chairperson	$10,000
Committee Member	$5,000

Our Compensated Directors will receive (at the discretion of our board of directors) an annual grant of restricted stock units with an aggregate grant date value of $150,000 (with an additional grant of restricted stock units having an aggregate grant date value of $50,000 made to the chairperson of our board of directors), subject to the terms of the LTIP and the award agreement pursuant to which such award is granted. These restricted stock units will be granted on the business day immediately following each annual meeting of our stockholders. These restricted stock units are expected to vest on the one-year anniversary of the date of grant (or, if earlier, on the business day immediately preceding the next annual meeting of our stockholders), subject to continued service.

The grants described above will be prorated for Compensated Directors with respect to their service that commences prior to the expected date of an annual meeting of our stockholders.

Our directors will be reimbursed for reasonable out of pocket costs and expenses incurred in attending all meetings of our board of directors or any committee thereof, as well as for any fees incurred in attending continuing education courses up to $10,000 per director in any fiscal year. Our directors are entitled to the protection provided by the indemnification provisions in our amended and restated certificate of incorporation. We have also entered into customary indemnification agreements with each of our directors. Our board of directors may revise the compensation arrangements for our directors from time to time.

In connection with their services during fiscal year 2023 and/or during the period following the IPO date and ending immediately prior to our first annual meeting of stockholders, as applicable, each of Charles Boynton,

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Willy Shih and William Watkins have received awards of restricted stock units. The number of such restricted stock units granted for each of Messrs. Boynton, Shih and Watkins total 3,571, 6,859 and 4,761, respectively. The 3,571 restricted stock units granted to Mr. Boynton, 3,571 of the 6,859 restricted stock units granted to Mr. Shih, and the 4,761 restricted stock units granted to Mr. Watkins each vest on the business day immediately preceding the next annual meeting of our stockholders, subject to continued service. Of the 6,859 restricted stock units granted to Mr. Shih, 3,288 restricted stock units vested on April 1, 2023. In addition, and pursuant to her appointment on April 24, 2023, Ms. Thomas will receive a grant of restricted stock units, with such number of restricted stock units to be prorated based on her date of appointment.

Director Share Ownership Guidelines

Our board of directors is in the process of developing an equity ownership policy, under which our Compensated Directors are expected to be required to hold designated amounts of Nextracker stock.

Director Summary Compensation in Fiscal Year 2023

The following table sets forth the fiscal year 2023 compensation for our Compensated Directors.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)	Total ($)
Charles Boynton	$26,875	$72,848		$99,723
Willy Shih	$26,875	$139,924		$166,799
William (Bill) Watkins	$32,500	$97,124		$129,624

(1)	During fiscal year 2023, Leslie Biddle served as a member of the LLC’s board of directors and resigned from the board, prior to our IPO. In consideration for her service, Ms. Biddle was awarded 8,036 restricted stock units on January 27, 2023 (after taking into account our subsequent 1-for-2.1 reverse unit split).
(2)	This column represents the amount of cash compensation earned in fiscal year 2023 for service on our board of directors and committee service.
(3)	This column represents the grant date fair value of restricted stock unit awards granted in fiscal year 2023 in accordance with FASB ASC Topic 718. The grant date fair value of restricted stock unit awards reflects the grant date fair value as determined as of January 24, 2023, the grant date of such awards, in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of the restricted stock unit awards, see Note 7 in the notes to our audited combined financial statements, “Stock-based compensation,” included in elsewhere this prospectus. As of March 31, 2023, the number of unvested restricted stock units held by each of Messrs. Boynton, Shih and Watkins was 3,571, 6,859 and 4,761, respectively.

Code of business conduct and ethics

Our Board of Directors has adopted a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our Code of Business Conduct and Ethics is available in the Governance section of the Investors section of our website. Information on or accessible through our website is not incorporated by reference in this prospectus. We intend to disclose future amendments to our Code of Business Conduct and Ethics, or any waivers of such code, on our website or in public filings.

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Compensation discussion and analysis

This Compensation Discussion and Analysis (“CD&A”) is organized into the following key sections:

•	Nextracker’s Philosophy on Compensation; and

•	Compensation-Setting Process and Fiscal Year 2023 Executive Compensation.

Introduction

This CD&A provides detailed compensation information regarding the following individuals who have served as our named executive officers (“NEOs”) with respect to fiscal year 2023 (sometimes referred to herein as “FY’23”):

Name	Position

Daniel Shugar	Chief Executive Officer

David Bennett	Chief Financial Officer

Howard Wenger	President

Bruce Ledesma	President - Strategy & Administration(1)

Nicholas (Marco) Miller	Chief Operating Officer

(1)	Reflects Mr. Ledesma’s current title. During fiscal year 2023 Mr. Ledesma served as our President–Strategy, Software & Administration.

We operated as part of Flex until the completion of our IPO on February 9, 2023. Compensation for our NEOs prior to fiscal year 2023 was determined by Flex. In early FY’23, and as further discussed below, our then-existing board of directors and compensation committee, comprised of Willy C. Shih (chairman), Scott Offer and Jonathan Coslet, began implementing certain compensation elements (e.g., our long-term equity incentive program, in addition to our historic short-term incentive plan, which are separate apart from the Flex compensation program. In connection with our IPO, our board of directors established our compensation and people committee (the “C&P Committee”). Following the completion of our IPO, additional elements of our compensation program have been implemented, including our post-IPO base salary program and our 401(k) plan by our board of directors and the C&P Committee, which are responsible for establishing and overseeing all of our compensation programs. In fiscal year 2024, we expect to implement additional compensation arrangements in furtherance of our compensation philosophy, including severance programs.

This CD&A primarily addresses the material elements of our fiscal year 2023 compensation programs and policies, including our overall compensation philosophy, and program objectives. We have entered into various agreements to provide a framework for our relationship with Flex after the Transactions, including an employee matters agreement. This agreement governs our and Flex’s compensation and employee benefit obligations with respect to the employees and other service providers of each company. For a summary of the employee matters agreement and such allocation of benefit obligations, see the section titled “Certain relationships and related party transactions—Agreements with Flex—Employee Matters Agreement” of this prospectus.

Our philosophy on compensation

Overview

Our compensation philosophy as it relates to our fiscal year 2023 compensation programs and policies focuses on incentivizing achievement of a balanced set of performance objectives with respect to the Company through the implementation of the following objectives:

Pay should be meaningfully aligned to performance.    Nextracker’s compensation program is designed to tie actual pay for executives to performance against rigorous short-term and long-term performance objectives of

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Nextracker. This pay-for-performance compensation philosophy aims to create stockholder value, where above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts when performance thresholds are not met.

The key vehicles that are used to ensure that compensation realized by executives is aligned with results generated for our stockholders are the short-term incentive and the long-term incentive programs. We also believe that a significant portion of performance-based compensation should be deliverable in the form of equity awards. Prior to fiscal year 2023, these equity awards were provided through Flex’s restricted share unit award (“Flex RSU”) program, which applies to most executives, and its performance share unit award (“Flex PSU”) program, which applies to a limited group of executives (no Flex PSUs were granted to our NEOs after fiscal year 2021). As a result of the implementation of our long-term equity incentive program, during fiscal year 2023 our NEOs no longer received any additional long-term equity awards under Flex’s long-term incentive compensation program and our NEOs began receiving awards under our long-term equity incentive program.

Attract, retain and motivate superior talent.    Our compensation program is intended to be competitive in order to attract, retain and motivate a high-caliber and responsible leadership team. A key objective of the compensation program is to provide competitive pay opportunities based on the achievement of performance objectives, while balancing the need to avoid excessive or inappropriate risk-taking, and maintaining an appropriate cost structure.

Peer group analysis.    Peer group data is used as a guide for compensation decisions, but this data does not form the sole basis for its compensation program.

We actively manage our compensation philosophy as described below.

Element	Overview
Base salaries and target cash compensation	• Pay is regularly benchmarked against a set of industry peers. • Base salaries and target cash compensation are competitively positioned for executives to manage fixed costs.

Substantial emphasis on at-risk compensation

•   Programs are designed to link actual pay to the achievement of pre-determined performance goals that create stockholder value.

•   100% of at-risk compensation is based on achievement of incentive outcomes against pre-determined performance metrics.

Focus on long-term performance	• While measurement of short-term results maintains day-to-day focus, the above compensation philosophy also is built on the premise that stockholder value is built over the long term.

*	For fiscal year 2023, approximately 59% of the target total direct compensation for our NEOs was in the form of long-term incentives.

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Nextracker compensation benchmarks and peer group

The C&P Committee, in its discretion, develops, determines and adjusts compensation benchmarks and the peer group with respect to Nextracker (the “Peer Group”). Based, in part, on the advice of FW Cook, the compensation consultant for the Compensation & People Committee of the board of directors of Flex (the “Flex C&P Committee”), the following companies were originally designated as the Peer Group with respect to our compensation program for fiscal year 2023:

Advanced Energy	First Solar	MKS Instruments
Arcosa	Generac	Shoals
Array	Gibraltar Industries	SolarEdge
Cree	Itron	SunPower
EnerSys	Littlefuse	Sunrun

*	Notwithstanding the companies comprising the foregoing Nextracker Peer Group, in implementing the TSR component of our performance-based long-term equity incentive awards (described below), we utilized as peer companies the companies that comprise the MAC Global Solar Energy Stock Index (https://macsolarindex.com/stocks-in-the-index).

For fiscal year 2024, and in furtherance of our compensation philosophy, the Peer Group has been updated to reflect the fact that Nextracker is now a standalone public company.

The Committee and management involvement

The C&P Committee periodically reviews our compensation programs, peer company data and best practices in the executive compensation area in order to ensure they are appropriately aligned with Nextracker’s business strategy and are achieving their objectives. While the responsibilities of the C&P Committee primarily relate to the compensation of Nextracker’s CEO and Nextracker’s other named executive officers, the C&P Committee also oversees, at a high level, the decisions and recommendations of Nextracker’s CEO and management concerning the compensation of other Nextracker and business unit executives.

Competitive positioning

The C&P Committee considers the compensation provided by our peers in order to provide insight into market competitive pay programs, levels and practices. In addition, the C&P Committee also reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Nextracker’s compensation programs in the context of general compensation practices.

Compensation-setting process and fiscal year 2023 executive compensation

Overview

As further described below, for fiscal year 2023, Nextracker’s executive compensation program was primarily comprised of base salary, short-term incentive compensation under our incentive bonus plan (as described below), our long-term incentive compensation under the LTIP (as defined below) and deferred compensation under Flex’s 2010 Deferred Plan (as defined below).

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Base salary

The following table sets forth the base salaries of our NEOs with respect to fiscal year 2023.

Name and title	Base salary as of April 1, 2022(1)	Base salary as of March 31, 2023(2)
Daniel Shugar Chief Executive Officer	$415,000	$863,000

David Bennett Chief Financial Officer	$432,000	$470,000

Howard Wenger President	$385,000	$505,000

Bruce Ledesma President – Strategy & Administration	$385,000	$505,000

Nicholas (Marco) Miller Chief Operating Officer	$309,575	$395,000

(1)	This column describes the annualized rate of base salary that was payable to our NEOs at the beginning of fiscal year 2023, which does not take into account a voluntary 10% reduction in base pay for our NEOs (other than Mr. Wenger) during the first quarter of FY’23 to align executive salaries with certain inflationary and logistic cost pressures affecting the business at such time (the “Voluntary Salary Reduction”).

(2)	This column describes the annualized rate of base salary that was payable to our NEOs with respect to the portion of fiscal year 2023 during periods following completion of our IPO on February 9, 2023.

Base salary levels are intended to reflect competitive market data, individual performance, and promotions or changes in responsibilities.

Short-term incentive bonuses

For fiscal year 2023, short-term incentive bonuses for our NEOs were earned pursuant to the Nextracker short-term incentive bonus plan based on achievement of financial and operating performance objectives, as well as individual performance objectives, when applicable.

The performance objectives for our NEOs under the Nextracker short-term incentive bonus plan for fiscal year were as follows (weighted by percentage):

•	Nextracker-specific revenue (40%);
•	Nextracker-specific adjusted operating profit (40%);
•	Nextracker-specific adjusted free cash flow (20%); and
•	Executive team milestones (adjusts bonus payout by 0%—100%).

The following table summarizes the key features of our fiscal year 2023 short-term incentive bonus plan.

Feature	Component	Objectives
Performance targets	• Based on key financial, strategic and operating metrics for Nextracker on a quarterly basis during the fiscal year	• Aligns executive incentives with performance • Rewards achievement of short-term objectives

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Feature	Component	Objectives

Performance measures

•   Financial metrics relating to revenue, operating profit and free cash flow with respect to Nextracker

•   Executive team milestones relating to company strategic and operating goals such as product improvements, customer satisfaction, strategic sales initiatives, employee-related initiatives, US manufacturing, operational efficiency and execution initiatives, and new business and forecasting processes and improvements

•   Emphasizes pay-for-performance by linking individual compensation to performance on metrics that help drive stockholder value

•  Promotes accountability by tying payout to achievement of minimum performance threshold

Bonus payments

•   Based on achievement of financial, strategic and operating performance metrics

•  Target bonus opportunities set at percentage of base salary (without adjustment for the Voluntary Salary Reduction), based on the executive’s level of responsibility depending on the executive

•   Bonuses that could be earned ranged from 0% of target to a maximum of 200% of target

•   No payout awarded for any measure where threshold performance was not achieved

•   Reflects the emphasis on pay-for-performance by linking individual compensation to performance

•  Encourages accountability by conditioning bonus payments on the achievement of at least the minimum performance threshold

As noted above, our annual short-term incentive plan included an executive team milestone component for fiscal year 2023 that affects the overall funding of the plan. Under this component, NEO individual performance is measured based on a variety of quantitative and qualitative measures designed to measure progress, and drive achievement of various confidential strategic and operating objectives. This individual measure was scored on a scale of 0-100% and the resulting percentage was then multiplied against the aggregate eligible bonus amounts derived from achievement of the applicable revenue, operating profit and adjusted free cash flow performance metrics. The individual performance metrics were the same for each NEO in fiscal year 2023.

Incentive payouts for NEOs under the Nextracker short-term incentive bonus plan

Performance targets for fiscal year 2023 were determined based on approved financial and strategic plans. With respect to our NEOs, performance targets were based on Nextracker financial measures and quarterly company milestone objectives. For each financial metric, no payout would be made if an applicable threshold performance level was not achieved. Maximum payout levels for such metrics were tied to “stretch” levels of performance. As noted above, payouts are also increased or decreased upon achievement or non-achievement, respectively, of certain preestablished strategic and operating objectives during FY’23. Taking into account these increases and decreases, the combined actual weighted payout (as a percentage of target performance) is

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set forth in the following chart with respect to the applicable revenue, operating profit and adjusted free cash flow performance metrics:

Fiscal Year 2023 short-term incentive bonus plan

(in millions, except percentages)		Threshold Performance Level	Target Performance Level	Maximum Performance Level	Actual Performance Achievement	Weighted Performance Achievement

	Weight
Revenue	40%	$1,350	$1,500	$1,650	$1,902	80%
Adjusted Operating Profit	40%	$143	$179	$215	$203	66.8%
Adjusted Free Cash Flow	20%	$87	$145	$203	$105	13.0%

Total weighted performance achievement with respect to such financial metrics resulted in gross achievement of 159.8% relative to target performance. This total weighted performance achievement was adjusted downward based on the 86.3% attainment of the executive team milestone component within our short-term incentive program, resulting in final achievement of 137.9% relative to target performance.

We used adjusted non-GAAP performance measures with respect to the above operating profit and free cash flow performance objectives (i.e., as adjusted Operating Profit and adjusted Free Cash Flow) for purposes of our incentive bonus plan in fiscal year 2023. See the section titled “—Summary historical and pro forma consolidated financial and other data” in this prospectus for definitions of Non-GAAP adjusted operating income (with respect to the adjusted operating profit performance metric) and Adjusted free cash flow (with respect to the adjusted free cash flow performance metric).

For purposes of calculating performance under our bonus plan in fiscal year 2023, we may exclude from the calculation of performance, extraordinary items or events that would have had an unanticipated impact, corporate transactions (including acquisitions or dispositions), and other unusual or nonrecurring items (i.e., as and when applicable, although no such items or events were applied for fiscal year 2023).

Target and final short-term incentive awards for fiscal year 2023

For fiscal year 2023, aggregate short-term incentive payouts for our NEOs, after adjustment for individual performance, were as follows:

Name	Fiscal year 2023 short- term incentive bonus target (potential bonus as a percentage of base salary)(1)	Fiscal year 2023 short- term incentive bonus target (potential bonus expressed as a dollar amount)	Fiscal year 2023 short-term incentive actual bonus ($)	Fiscal year 2023 actual short-term incentive bonus as a percentage of full year target bonus
Daniel Shugar	50%	$237,740	$327,868	137.9%
David Bennett	50%	$218,565	$301,424	137.9%
Howard Wenger	50%	$200,600	$276,648	137.9%
Bruce Ledesma	50%	$200,600	$276,648	137.9%
Nicholas (Marco) Miller	45%	$144,498	$199,278	137.9%

(1)	FY’23 target bonus amounts are based on our NEOs’ blended base salaries (i.e., taking into account the base salary increase that applied following completion of our IPO) and excluding the Voluntary Salary Reduction.

With the exception of Mr. Miller, bonus payments were made in a single installment after the close of fiscal year 2023. For Mr. Miller and with respect to the first three quarters of fiscal year 2023, quarterly bonus payments were paid to him based on a determination that the above performance metrics had been achieved at least at the target level for the relevant quarter, and were reasonably expected to be achieved at least at the target

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level for fiscal year 2023. At the close of fiscal year 2023, a true-up payment was made to Mr. Miller to account for the above-target achievement of such performance metrics for fiscal year 2023.

Long-term incentive compensation

Prior to the implementation of our long-term equity incentive program in April 2022 (i.e., early fiscal year 2023), long-term incentives with respect to our NEOs were provided through Flex’s RSU program and its PSU program. As a result of the implementation of our long-term equity incentive program, our NEOs did not receive any long-term equity awards under Flex’s long-term incentive compensation program during fiscal year 2023. However, outstanding Flex RSUs and Flex PSUs awarded to our NEOs prior to FY’23 under Flex’s long-term incentive compensation program remain in effect with respect to our NEOs.

In April 2022, we adopted our initial long-term equity incentive plan, and in connection with our IPO, we amended such plan as the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (the “LTIP”). Under the LTIP, the Company is authorized to provide equity-based compensation in the form of: (i) stock options, including incentive stock options entitling the option holder to favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended; (ii) restricted stock units; (iii) stock appreciation rights; (iv) stock awards and performance stock units; and (v) other stock-based awards that are not inconsistent with the LTIP.

In fiscal year 2023 our NEOs received restricted stock units, performance stock units and option awards under the LTIP, as an incentive to maximize our long-term performance and drive value creation for our equityholders. These long-term incentives are designed to align the interests of the NEOs with those of our equityholders and to give each NEO a significant incentive to manage the Company from the perspective of an owner with a direct stake in the business. Long-term equity awards are also intended to promote retention, as unvested awards are forfeited if an executive voluntarily leaves the Company. These awards were originally based in units relating to Nextracker LLC, and in connection with our IPO, the awards became share-based awards relating to Class A common stock of Nextracker Inc.

Restricted stock unit awards

Restricted stock unit awards granted to our NEOs in fiscal year 2023 vest in three installments on the first three anniversaries of the vesting commencement date of April 1, 2022 (specifically, 30%, 30% and 40%), generally subject to the NEO’s continuous service until such vesting date. Payouts are made in shares, so the value of a restricted stock unit award increases or decreases based on share price performance from the grant date, further aligning the interests of the executive with long-term equityholder value creation. Before a restricted stock unit award vests, the holder has no ownership rights in the shares and is not entitled to dividends or dividend equivalents.

Performance stock unit awards

Performance stock unit awards generally provide for vesting upon the attainment of the applicable performance criteria, generally subject to the NEO’s continuous service until the applicable vesting date. The performance stock units granted in fiscal year 2023 provide for three distinct measurement periods over a three-year performance period with (i) 30% of the total target performance stock units relating to the first measurement period (April 1, 2022 – March 31, 2023), (ii) 30% of the total target performance stock units relating to the second measurement period (April 1, 2023 – March 31, 2024), and (ii) 40% of the total target performance stock units relating to the third measurement period (April 1, 2024 – March 31, 2025). Performance stock units remain subject to a service-based vesting requirement through the completion of the entire performance period, and vest on the third anniversary of the grant date. Subject to satisfying such service-based vesting requirement, the number of performance stock units that vest with respect to the three-

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

year performance period is based on the extent to which the relevant performance criteria is attained with respect to each of the three fiscal year measurement periods. Payouts are made in shares. Before a performance stock unit award vests, the holder has no ownership rights in the shares and is not entitled to dividends or dividend equivalents. Performance stock units granted in fiscal year 2023 vest between 0% and 200% of target.

With respect to the first measurement period (i.e., FY’23), 100% of the performance criteria were based on the financial metrics and targets of our annual short-term incentive cash bonus program. The executive team milestone component was excluded from such criteria. As a result, performance achievement of 159.8% applied with respect to the first measurement period relative to target performance.

With respect to each of the second and third measurement periods (i.e., fiscal year 2024 and fiscal year 2025), (i) 50% of the performance criteria are based on the financial metrics of our annual short-term incentive cash bonus program and (ii) 50% of the performance criteria relate to the percentile rank of our total stockholder return (TSR) relative to the companies that generally comprise the MAC Global Solar Energy Stock Index (https://macsolarindex.com/stocks-in-the-index) as of April 1st of the year of the applicable measurement period.

Option awards

Option awards also provide for vesting upon the attainment of the applicable performance criteria thereunder, generally subject to the NEO’s continuous service until the applicable vesting date. These awards are subject to a four-year performance period. The performance criteria relate to our compound annual growth rate (CAGR) with respect to the equity valuation of the Company. Subject to the service requirement and acceleration in certain circumstances, the options will vest between 0% and 100% based on the Company’s equity valuation achieving certain compounded annual growth rates in excess of an initial valuation of $3 billion over the four-year period beginning April 1, 2022 and ending March 31, 2026, with the ending valuation based on the average of the Company’s closing stock prices on the previous twenty (20) trading days prior to March 31, 2026. Upon exercise of an option award, payouts will be made in shares. Before an option award vests and is exercised, the holder has no ownership rights in the underlying shares and is not entitled to dividends or dividend equivalents.

Fiscal Year 2023 LTIP Awards

The following table summarizes the long-term equity awards granted under the LTIP to our NEOs in fiscal year 2023:

Name	Service-based RSUs (# shares)	Performance-based PSUs (# shares)	Options (# shares)
Daniel Shugar	132,976	132,976	398,571
David Bennett	38,690	38,690	119,048
Howard Wenger	82,143	82,143	247,619
Bruce Ledesma	82,143	82,143	247,619
Nicholas Miller	44,048	44,048	132,381

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Performance stock units – fiscal year 2023 (first measurement period performance attainment)

Based on the attainment of the applicable financial metrics associated with our short-term incentive cash bonus program described above, the following performance stock units have been earned with respect to the first measurement period (April 1, 2022 – March 31, 2023) and are eligible to vest at the end of three-year performance period in 2025, subject to satisfaction of the service requirement described above:

Name	Target number of PSUs for the first measurement period (# shares)(1)	Number of earned PSUs for the first measurement period (# shares)
Daniel Shugar	39,893	63,750
David Bennett	11,607	18,548
Howard Wenger	24,643	39,380
Bruce Ledesma	24,643	39,380
Nicholas Miller	13,214	21,117

Deferred compensation awards

During fiscal year 2023, certain of our NEOs participated in Flex’s 2010 Deferred Compensation Plan (the “2010 Deferred Plan”), under which such NEOs were permitted to make deferrals of base salary and bonus amounts under the 2010 Deferred Plan’s voluntary contribution component. Only Mr. Bennett elected to make such deferrals during fiscal year 2023 under the 2010 Deferred Plan’s voluntary component. In addition to voluntary deferrals, Flex made annual employer contributions to Messrs. Shugar, Bennett, Wenger and Ledesma under the 2010 Deferred Plan, the key terms of which are summarized below.

Deferred plan design element	Description
Employer Contribution Component (ECC) – Annual

•  Target amount is 30% of Mr. Bennett’s base salary and 20% of Messrs. Shugar’s, Wenger’s and Ledesma’s base salaries

•  Maximum amount is 37.5% of Mr. Bennett’s base salary and 25% of Messrs. Shugar’s, Wenger’s and Ledesma’s base salaries, if the performance-based portion is funded at maximum

ECC – Funding Basis	• 50% of the targeted funding is based on the Flex corporate funding level of the short-term incentive bonus plan • 50% of the targeted funding is fixed and not tied to performance

ECC – Vesting Schedule	• Flex’s contributions, together with earnings on those contributions, will vest in full after four years, subject to the participant’s continued employment

Investment of Balances

•   Deferred balances in a participant’s account are deemed to be invested in hypothetical investments (which mirror the investment options in Flex’s tax-qualified 401(k) plan) designated by the participant

•   The appreciation, if any, in the account balances is due solely to the performance of these hypothetical investments

Distribution Options

•   Vested balances may be distributed upon termination of employment either through a lump sum payment or in installments over a period of up to ten years, as elected by the participant

•   Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The deferred account balances are unfunded and unsecured obligations of Flex, receive no preferential standing, and are subject to the same risks as any of Flex’s other general obligations. An additional employer discretionary matching contribution may be provided in connection with voluntary deferrals to reflect limitations on the matching contributions under Flex’s 401(k) plan.

The above NEOs ceased to actively participate in the 2010 Deferred Plan at the end of calendar year 2022, although their accounts under the 2010 Deferred Plan continue to remain eligible to vest. In fiscal year 2024, we expect to implement an inactive deferred compensation program, under which we will honor the accruals under the 2010 Deferred Plan, and the above NEOs will permanently cease to participate in the 2010 Deferred Plan.

Deferred compensation for fiscal year 2023

During fiscal year 2023, Mr. Bennett received a deferred cash award with a value of approximately 29.8% of his pre-IPO base salary. Mr. Wenger received a deferred cash award with a value of approximately 27.9% of his pre-IPO base salary and Messrs. Shugar and Ledesma each received deferred cash awards with a value of approximately 19.9% of their respective pre-IPO base salaries. In addition, under the 2010 Deferred Plan, participants may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Participants are 100% vested in their own voluntary deferrals at all times.

For additional information about our NEOs’ contributions to their respective deferral accounts, employer contributions to our NEOs’ deferral accounts, earnings on our NEOs’ deferral accounts, withdrawals from our NEOs’ deferral accounts, and deferral account balances as of the end of fiscal year 2023, see the section titled “Executive compensation—Nonqualified deferred compensation in fiscal year 2023” of this prospectus.

Executive perquisites

Perquisites represent a small part of the overall compensation program for our NEOs. In fiscal year 2023, Flex paid the premiums on executive long-term disability insurance for Messrs. Shugar, Bennett, Wenger and Ledesma. These benefits are quantified under the “All Other Compensation” column in the Summary Compensation Table.

401(k) Plan

Under Flex’s 401(k) Plan, all of our employees participating in the plan during the applicable portion of fiscal year 2023 were eligible to receive matching contributions. In addition to regular matching contributions, Flex also offered annual discretionary matching contributions based on certain performance and other economic factors as determined at the end of the fiscal year. No such discretionary matching contributions were made for fiscal year 2023. In March 2023, and prior to the close of FY’23, Nextracker’s separate 401(k) Plan was established at which time our employees (subject to our 401(k) Plan’s eligibility requirements) began participating in our 401(k) Plan and ceased further participation in Flex’s 401(k) Plan. Our 401(k) Plan is designed to have substantially the same features as Flex’s 401(k), including regular matching contributions and discretionary matching contributions.

Other benefits

During fiscal year 2023, executives were eligible to participate in Flex’s welfare benefits program, including medical, dental, vision, group life, basic disability, and accidental death and dismemberment insurance benefits, in each case on the same basis as other Flex employees, subject to applicable law. In fiscal year 2024, we expect to establish a welfare benefits program for our employees, at which time our employees, including our NEOs, will begin participating in such program (subject to such program’s eligibility requirements) and cease further participation in Flex’s welfare benefits program.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Termination and change of control arrangements

During fiscal year 2023, our NEOs were entitled to certain severance benefits, including certain cash-based severance benefits under Flex’s severance program and change of control benefits. These benefits are described and quantified under the section titled “Executive compensation—Potential payments upon termination or change of control.”

Our NEOs do not have employment agreements with us, nor does Nextracker currently have any severance plan or program in place for our NEOs. Instead, Flex’s non-executive severance program (the “Standard Severance Program”) covered our NEOs during fiscal year 2023, with the exception of Mr. Bennett who was covered under the Flex LTD Executive Severance Plan (the “Executive Severance Program”). In fiscal year 2024, we expect to establish a cash-based severance benefits program for our employees, including our NEOs.

Under the Standard Severance Program, in the event of a participant’s involuntary termination of employment due to reductions in force, such as plant closures, mass layoffs and job elimination, the participant could receive the following benefits, subject to the participant entering into a severance and release agreement in a form provided by Flex or applicable Flex business unit entity (“Severance Agreement”).

Standard severance program termination benefit	Description
Salary and Benefits Continuation

•  Lump-sum severance payment determined pursuant to a formula based on a participant’s base pay and years of service as a regular status employee under the Standard Severance Program, resulting in a severance payment not to exceed an amount equal to either six or twelve months, depending on the NEO

Bonus Treatment	• Discretionary payment of the most-recently earned quarterly bonus if the participant worked for the entirety of the applicable fiscal quarter

As noted above, Mr. Bennett was covered under the Executive Severance Program during fiscal year 2023. Under the Executive Severance Program, in the event of an involuntary termination of employment of the participant without “cause” or voluntary termination by the participant for “good reason” (as each such term is defined in the Executive Severance Program), the participant would receive the following benefits, subject to the participant entering into and complying with a transition and release agreement in a form provided by Flex (“Transition Agreement”):

Executive severance program termination benefit	Description
Salary and Benefits Continuation	• Salary and benefits coverage continuation for duration of transition period provided in the Transition Agreement

Bonus Treatment	• Pro-rated portion of annual bonus, based on actual performance through the end of the performance period

Equity Vesting

•  Time-vested and performance-based Flex RSUs, Flex PSUs, and ECC awards under the 2010 Deferred Plan continue vesting during the transition period

•  Following the transition period, accelerated vesting of Flex RSUs ECC awards under the 2010 Deferred Plan that would have vested during the one-year period following the transition period

•  Continued vesting is subject to the participant’s release of claims and compliance with post-termination covenants under the Transition Agreement

•  All other unvested awards are forfeited

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The following additional termination benefits are applicable to our NEOs in the event of a change of control of Flex:

Termination benefit	Description
2010 Deferred Plan—Deferred Compensation Vesting

•  Accelerated vesting of ECC awards under the 2010 Deferred Plan

•  Acceleration applies if employment is involuntarily terminated without cause or voluntarily terminated by the participant for good reason within two years of the change of control (i.e., “double trigger” accelerated vesting)

Flex 2017 Plan—Equity Vesting

•  Accelerated vesting of all unvested awards under Flex’s 2017 Equity Incentive Plan (the “Flex 2017 Plan”), if such awards are not assumed or replaced by the acquiror on an economically equivalent basis

•  The Flex C&P Committee also has the ability under the Flex 2017 Plan to provide that certain awards may automatically accelerate if employment is involuntarily terminated without cause within a designated time period (not to exceed eighteen months) following a change of control

The following additional termination benefits are applicable to our NEOs in the event of a change of control of Nextracker:

Termination benefit	Description
LTIP—Equity Vesting	• Accelerated vesting of all unvested awards under our LTIP, if such awards are not assumed or replaced by the acquiror on an economically equivalent basis

Executive stock ownership guidelines

Our board of directors is in the process of developing an equity ownership policy, under which our named executive officers are expected to be required to hold designated amounts of Nextracker stock.

Executive incentive compensation recoupment policy

Our board of directors is in the process of developing a clawback and recoupment policy with respect to all incentive-based compensation granted or paid by the Company, including cash and stock, which will be structured to be compliant with applicable law, including the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Hedging and pledging policy

Our board of directors has adopted an insider trading policy, under which our named executive officers will be prohibited from hedging our stock and using our stock as collateral for margin accounts or pledging such shares as collateral for loans.

Executive Compensation

The following table sets forth the fiscal year 2023 compensation for:

•	Daniel Shugar,
•	David Bennett,
•	Howard Wenger,
•	Bruce Ledesma, and
•	Nicholas (Marco) Miller.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The executive officers included in the Summary Compensation Table are referred to in this prospectus as our NEOs. A detailed description of the plans and programs under which these NEOs received the following compensation can be found in the section titled “Compensation discussion and analysis” of this prospectus. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary Compensation Table.

Summary compensation table

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Share Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)

Daniel Shugar Chief Executive Officer	2023	460,625	—	4,730,495	2,059,020	327,868	7,582	98,664	7,684,254
	2022	415,000	—	549,985	—	110,992	47	117,105	1,193,129

David Bennett Chief Financial Officer	2023	425,950	—	1,376,375	615,000	301,424	—	144,832	2,863,581
	2022	429,000	—	425,000	—	299,195	45,897	170,986	1,370,078

Howard Wenger President	2023	400,000	—	2,922,150	1,279,200	276,648	2,399	109,820	4,990,217
	2022	58,333	—	—	—	19,602	—	42	77,977

Bruce Ledesma President -Strategy & Administration	2023	390,375	—	2,922,150	1,279,200	276,648	—	91,071	4,959,444
	2022	385,000	—	449,984	—	102,969	6,199	104,578	1,048,730

Nicholas (Marco) Miller Chief Operation Officer	2023	312,514	—	1,566,950	683,880	199,278	—	7,857	2,770,479
	2022	308,431	3,540	144,997	—	77,817	—	8,328	543,113

(1)	Includes amounts contributed by the executive to the 2010 Deferred Plan and relevant 401(k) plan accounts.

(2)	The Company previously reported in this column the portion of the deferred compensation account for Mr. Bennett that vested during fiscal year 2022. We have updated our reporting to exclude such amounts and, in accordance with SEC disclosure rules, will report the amounts credited to the NEOs’ deferred compensation accounts for the applicable year, whether vested or unvested, as All Other Compensation. As a result of such change, the fiscal year 2022 “Bonus” amount has been updated to exclude $141,000 for Mr. Bennett, which reflected the portion of the deferred compensation account that vested during the year. This column shows a discretionary bonus payout with respect to Mr. Miller for fiscal year 2022.

(3)	Share awards consist of restricted stock unit, performance stock unit and option awards granted under the LTIP during fiscal year 2023. Share awards also consist of Flex RSUs granted during fiscal year 2022 with respect to Flex’s ordinary shares under the Flex 2017 Plan. The amounts in this column do not reflect compensation actually received by our NEOs, nor do they reflect the actual value that will be realized by our NEOs. Instead, the amounts reflect the grant date fair value as determined by a nationally recognized third-party valuation firm in accordance with FASB ASC Topic 718 in the case of restricted stock unit, performance stock unit and option awards granted under the LTIP. The fair value of such performance stock units is estimated on the date of grant using a Monte Carlo simulation model. With respect to option awards under the LTIP, notwithstanding such third-party valuation, pursuant to the terms of the LLC Agreement, the Company used an assumed equity value of $21.00 per unit for purposes of each option exercise price. Such value was based on the per unit price TPG paid for the LLC Preferred Units acquired prior to our IPO, after giving effect to a reverse split effective January 30, 2023. The grant date value of the performance stock units granted to the NEOs in fiscal year 2023 assuming the maximum level of performance conditions will be achieved is $5,015,323 for Mr. Shugar, $1,459,232 for Mr. Bennett, $3,098,105 for Mr. Wenger, $3,098,105 for Mr. Ledesma and $1,661,314 for Mr. Miller. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of the restricted stock unit, performance stock unit and option awards, see Note 7 in the notes to the consolidated financial statements included elsewhere in this prospectus. Similarly, the amounts in this column reflect the grant date fair value for Flex RSUs granted under the Flex 2017 Plan in fiscal year 2022 and are calculated in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of Flex RSUs granted under the Flex 2017 Plan, see Note 5 in the notes to Flex’s audited consolidated financial statements, “Share-based compensation,” included in its Annual Report on Form 10-K with respect to the fiscal year ended March 31, 2023.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

(4)	The amounts in this column represent incentive cash bonuses earned by our NEOs for the relevant year. For additional information, see the section titled “Compensation discussion and analysis—Compensation setting process and fiscal year 2023 executive compensation—Short-term incentive bonuses” of this prospectus.

(5)	The amounts in this column represent the above-market earnings on the 2010 Deferred Plan accounts for certain of our NEOs. None of our NEOs participated in any defined benefit or actuarial pension plans in any period presented. In our Form S-1 registration statement on February 8, 2023 relating to our IPO, the Company reported above-market earnings in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column on the portion of the deferred compensation accounts that were vested during the year rather than reporting such earnings on the entire vested and unvested deferred compensation accounts. In accordance with SEC disclosure rules, the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column for fiscal year 2022 has been updated as follows to reflect the above-market earnings with respect to the deferred compensation accounts during fiscal year 2022, regardless of whether such amounts were vested or unvested. For fiscal year 2022, the amounts reported are $47 for Mr. Shugar, $45,897 for Mr. Bennett and $6,199 for Mr. Ledesma. See the Nonqualified Deferred Compensation in Fiscal Year 2023 table of this prospectus for additional information.

(6)	The following table provides a breakdown of compensation included in the “All Other Compensation” column for fiscal year 2023:

Name	Pension/ 401(k) Match Expenses/ Social Security ($)(1)	Medical / Enhanced Long- Term Disability ($)(2)	Other ($)	Total ($)

Daniel Shugar	96,308	2,356	—	98,664

David Bennett	143,191	1,641	—	144,832

Howard Wenger	107,372	2,448	—	109,820

Bruce Ledesma	88,750	2,321	—	91,071

Nicholas (Marco) Miller	7,857	—	—	7,857

(1)	The amounts in this column represent Flex’s and Nextracker’s regular employer matching contributions to the relevant 401(k) plan accounts for our NEOs and employer contributions (i.e., deferred cash awards) to the applicable NEO deferral accounts under the 2010 Deferred Plan.

•

401(k) contributions for Messrs. Shugar, Bennett, Ledesma and Miller were $13,748, $14,278, $12,158 and $7,857, respectively (Mr. Wenger did not participate in the relevant 401(k) programs in fiscal year 2023).

•	Deferred compensation plan awards for Messrs. Shugar, Bennett, Wenger and Ledesma were $82,560, $128,913, $107,372 and $76,592, respectively.

•

As noted above, in our Form S-1 registration statement on February 8, 2023 relating to our IPO, the Company reported in the “Bonus” column the portion of the deferred compensation accounts that vested during the year rather than reporting in the Summary Compensation Table the portion that was credited to the deferral account for the year. In accordance with SEC disclosure rules, the “All Other Compensation” column for fiscal year 2022 has been updated as follows to reflect the amounts credited to the deferred compensation accounts during fiscal year 2022, regardless of whether such amounts were vested or unvested. For fiscal year 2022, the amounts credited were $103,750 for Mr. Shugar, $157,500 for Mr. Bennett and $96,250 for Mr. Ledesma.

(2)	The amounts in this column represent Flex’s contribution to the executive long-term disability program, for the benefit of Messrs. Shugar, Bennett, Wenger and Ledesma, which executive program provides additional benefits beyond the basic employee long-term disability program.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Grants of plan-based awards in fiscal year 2023

The following table presents information about restricted stock unit, performance stock unit and option awards granted to our NEOs under the LTIP (these awards were originally based in units relating to Nextracker LLC, and in connection with our IPO, the awards became share-based awards relating to Class A common stock of Nextracker Inc). There were no grants of awards under the Flex 2017 Plan to our NEOs during FY’23.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Share Awards: Number of Shares of Stock or Units (#)(3)	All other option awards: Number of securities underlying options (#)(4)	Exercise or base price of option awards ($/Sh) (4)	Grant Date Fair Value of Shares and Option Awards ($)(5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Daniel Shugar	4/6/2022	—	—	—	49,201	132,976	265,952	—	—	—	2,507,668
	4/6/2022	—	—	—	—	—	—	132,976	—	—	2,222,827
	4/6/2022	—	—	—	—	—	—	—	398,571	$21.00	2,059,020
	4/6/2022	71,322	237,740	475,480	—	—	—	—	—	—	—

David Bennett	4/6/2022	—	—	—	14,315	38,690	77,380	—	—	—	729,633
	4/6/2022	—	—	—	—	—	—	38,690	—	—	646,742
	4/6/2022	—	—	—	—	—	—	—	119,048	$21.00	615,000
	4/6/2022	65,570	218,565	437,130	—	—	—	—	—	—	—

Howard Wenger	4/6/2022	—	—	—	30,393	82,143	164,286	—	—	—	1,549,048
	4/6/2022	—	—	—	—	—	—	82,143	—	—	1,373,102
	4/6/2022	—	—	—	—	—	—	—	247,619	$21.00	1,279,200
	4/6/2022	60,180	200,600	401,200	—	—	—	—	—	—

Bruce Ledesma	4/6/2022	—	—	—	30,393	82,143	164,286	—	—	—	1,549,048
	4/6/2022	—	—	—	—	—	—	82,143	—	—	1,373,102
	4/6/2022	—	—	—	—	—	—	—	247,619	$21.00	1,279,200
	4/6/2022	60,180	200,600	401,200	—	—	—	—	—	—	—

Nicholas (Marco) Miller	4/6/2022	—	—	—	16,298	44,048	88,096	—	—	—	830,644
	4/6/2022	—	—	—	—	—	—	44,048	—	—	736,306
	4/6/2022	—	—	—	—	—	—	—	132,381	$21.00	683,880
	4/6/2022	43,349	144,498	288,996	—	—	—	—	—	—	—

(1)	These amounts show the range of possible payouts under the cash incentive programs for fiscal year 2023. The maximum payment represents 200% of the target payment. The threshold payment represents 30% of target payout levels. For the short-term incentive bonus plan, the amounts actually earned for fiscal year 2023 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section titled “Compensation discussion and analysis—Compensation setting process and fiscal year 2023 executive compensation—Short-term incentive bonuses” of this prospectus.

(2)	These amounts show the range of estimated future vesting of the performance stock unit awards granted in fiscal year 2023 under the LTIP. These awards cliff vest after a three-year performance period, provided that the NEO continues to remain employed on the vesting date. Vesting is based on performance that is measured over three distinct measurement periods with respect to three separate tranches of performance stock units under the awards (the first measurement period relates to fiscal year 2023, the second measurement period relates to fiscal year 2024, and the third measurement period relates to fiscal year 2025). The measurement period for fiscal year 2023 was subject to performance criteria that was based on the financial metrics of our annual short-term incentive program (i.e., excluding the executive milestones component). With respect to the measurement period that relates to fiscal year 2024 and the measurement period that relates to fiscal year 2025, (i) 50% of the performance criteria will be modeled on our short-term incentive program, and (ii) 50% of the performance criteria will relate to our TSR relative to the companies that generally comprise the MAC Global Solar Energy Stock Index (https://macsolarindex.com/stocks-in-the-index) as of April 1st of the year of the applicable measurement period (the “TSR Component”). The maximum payout for each NEO represents 200% of the target payout. The threshold payout for each NEO for the performance criteria that relates to our short-term incentive program is generally based on the threshold payout levels under such program. The threshold payout for each NEO for the performance criteria that relates to the TSR Component is 50% of the TSR Component’s target payout. For additional information, see the section titled “Compensation discussion and analysis—Compensation setting process and fiscal year 2023 executive compensation—Long-term incentive compensation” of this prospectus.

(3)	This column shows the number of service-based restricted stock unit awards granted in fiscal year 2023 under the LTIP. For each NEO, the restricted stock units vest in three annual installments at the rate of 30%, 30% and 40%, respectively, per year, provided that the NEO continues to remain employed on the vesting dates. For additional information, see the section titled “Compensation discussion and analysis—Compensation setting process and fiscal year 2023 executive compensation—Long-term incentive compensation” of this prospectus.

(4)

This column shows the number of option shares granted pursuant to option awards in fiscal year 2023 under the LTIP. These awards cliff vest after a four-year performance period, provided that the NEO continues to remain employed on the vesting date. Vesting is based on the extent

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

to which our compound annual growth rate (CAGR) equals or exceeds certain specified percentages at the end of the performance period relative to our equity valuation of $3 billion as of the beginning of the performance period. For additional information, see the section titled “Compensation discussion and analysis—Compensation setting process and fiscal year 2023 executive compensation—Long-term incentive compensation” of this prospectus.

(5)	This column shows the grant date fair value of restricted stock unit awards, performance stock units and stock option awards under the LTIP under FASB ASC Topic 718 granted to our NEOs in fiscal year 2023. The grant date fair value is the amount that will be expensed in Nextracker’s financial statements over the awards’ vesting schedule. For restricted stock units, the grant date fair value reflects the determination by a nationally recognized third-party valuation firm in accordance with FASB ASC Topic 718 as of the grant date. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of the restricted stock unit, performance stock unit and option awards, see Note 7 in the notes to our audited combined financial statements, “Stock-based compensation,” included elsewhere in this prospectus.

Outstanding equity awards at 2023 fiscal year-end

The following tables separately present information regarding the outstanding equity awards held by our NEOs under the LTIP and the Flex 2017 Plan as of March 31, 2023. The table relating to Nextracker shows information that specifically relates to the outstanding restricted stock unit, performance stock unit and option awards held by our NEOs under the LTIP. The table relating to Flex shows information that specifically relates to the outstanding awards of Flex RSUs, Flex PSUs and Flex options held by our NEOs under the LTIP. The market value of the share awards is based on the closing price of Nextracker’s Class A common stock or Flex’s ordinary shares, as applicable, as of March 31, 2023, which was $36.26 or $23.01, respectively. For additional information on our equity incentive programs, see the section titled “Compensation discussion and analysis—Long-term incentive compensation” of this prospectus.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Nextracker – LTIP:

With respect to performance stock unit awards described below (and referred to as PSUs below), the number of unearned shares and the market values shown assume all performance criteria are met at target based on performance through March 31, 2023.

	Option Awards						Share Awards

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)		Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Daniel Shugar	—	—	398,571	(1)	21	3/15/2027	—		—	—		—
	—	—	—		—	—	132,976	(2)	4,821,710	—		—
	—	—	—		—	—	63,750	(3)	2,311,575	—		—
	—	—	—		—	—	—		—	93,083	(4)	3,375,190

David Bennett	—	—	119,048	(1)	21	3/15/2027	—		—	—		—
	—	—	—		—	—	38,690	(2)	1,402,899	—		—
	—	—	—		—	—	18,548	(3)	672,565	—		—
	—	—	—		—	—	—		—	27,083	(4)	982,030

Howard Wenger	—	—	247,619	(1)	21	3/15/2027	—		—	—		—
	—	—	—		—	—	82,143	(2)	2,978,505	—		—
	—	—	—		—	—	39,380	(3)	1,427,926	—		—
	—	—	—		—	—	—		—	57,500	(4)	2,084,950

Bruce Ledesma	—	—	247,619	(1)	21	3/15/2027	—		—	—		—
	—	—	—		—	—	82,143	(2)	2,978,469	—		—
	—	—	—		—	—	39,380	(3)	1,427,926	—		—
	—	—	—		—	—	—		—	57,500	(4)	2,084,950

Nicholas (Marco) Miller	—	—	132,381	(1)	21	3/15/2027	—		—	—		—
	—	—	—		—	—	44,048	(2)	1,597,180	—		—
	—	—	—		—	—	21,117	(3)	801,962	—		—
	—	—	—		—	—	—		—	30,833	(4)	1,118,005

(1)	Represents stock options that vest between 0% and 100% based on our equity valuation achieving certain compounded annual growth rates in excess of an initial valuation of $3 billion over the four year period beginning April 1, 2022 and ending March 31, 2026, with the ending valuation based on the average of our closing prices on the previous twenty (20) trading days prior to March 31, 2026, subject to the applicable NEO’s continued service through March 31, 2026.

(2)	Represents service-based restricted stock units (“RSUs”). The RSUs vest 30% on April 1, 2023, 30% on April 1, 2024, and the remainder on April 1, 2025, subject to the NEO’s continued service through the relevant vesting date.

(3)	Represents RSUs which have been earned with respect to outstanding performance stock units (“PSUs”), which were earned upon the certification by our Board of Directors of the level of achievement of the performance metrics applicable to the PSUs for the performance period from April 1, 2022 to March 31, 2023. These earned PSUs were earned at a level of 159.8% of target. For additional information regarding the vesting of the PSUs, see the section titled “Compensation discussion and analysis—Compensation setting process and fiscal year 2023 executive compensation—Long-term incentive compensation” of this prospectus. The earned PSUs will service-vest on March 31, 2025, subject generally to the NEO’s continued employment through such date.

(4)	Represents the target PSUs that remain outstanding and subject to performance criteria. A portion of the target PSUs will vest based on the achievement of performance criteria for the measurement period beginning on April 1, 2023 and ending on March 31, 2024, and the remaining PSUs will vest based on the achievement of performance criteria for the measurement period beginning on April 1, 2024 and ending on March 31, 2025. For additional information regarding the vesting of the PSUs, see the section titled “Compensation discussion and analysis—Compensation setting process and fiscal year 2023 executive compensation—Long-term incentive compensation” of this prospectus.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Flex – Flex 2017 Plan:

With respect to the Flex PSUs described below, the number of unearned shares and the market values shown assume all performance criteria are met at maximum based on performance through March 31, 2023.

	Share Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Daniel Shugar	8,673	(3)	199,566	—		—
	—		—	17,345	(8)	399,101
	20,518	(3)	472,119	—		—
	32,491	(4)	747,616	—		—

David Bennett	5,534	(5)	127,337	—		—
	—		—	13,045	(8)	300,158
	6,523	(5)	150,094	—		—
	15,551	(5)	357,829	—		—
	24,436	(4)	562,271	—		—

Bruce Ledesma	9,788	(6)	225,222	—		—
	—		—	14,191	(8)	326,527
	7,096	(6)	163,279	—		—
	16,788	(6)	386,292	—		—
	26,583	(4)	611,667	—		—

Nicholas (Marco) Miller	2,766	(7)	63,646	—		—
	3,469	(7)	79,822	—		—
	5,410	(7)	124,484	—		—

(1)	This column includes Flex PSUs granted in fiscal year 2021 under the Flex 2017 Plan which vesting is based on Flex’s TSR relative to the return of the S&P 500 Index.

(2)	The projected payouts for Flex PSUs for the 2020-2023 performance cycle are reported at maximum.

(3)	8,673 shares vest on June 19, 2023; and 10,259 shares vest on each of June 30, 2023 and June 30, 2024.

(4)	Actual payout for Year 1 and Year 2 rTSR Flex PSUs to vest on June 3, 2023.

(5)	5,534 shares vest on June 11, 2023; 6,523 shares vest on June 3, 2023; and 7,775 and 7,776 shares vest on each of June 9, 2023 and June 9, 2024, respectively.

(6)	9,788 shares vest on May 31, 2023; 7,096 shares vest on June 19, 2023; and 8,394 shares vest on each of June 30, 2023 and June 30, 2024.

(7)	2,766 shares vest on June 14, 2023; 3,469 shares vest on June 19, 2023; and 2,704 shares vest on each of June 30, 2023 and June 30, 2024.

(8)	Remaining TSR Flex PSUs vest on June 3, 2023 assuming a maximum payout.

Shares vested in fiscal year 2023

The following tables present information regarding, as applicable, (i) exercises of stock option awards, including the number of shares acquired upon exercise and the value realized and the number of shares the outstanding equity awards held by our NEOs under the LTIP and the Flex 2017 Plan as of March 31, 2023, and (ii) the number of shares acquired upon the vesting of share-based awards and the value realized, in each case before payment of any applicable withholding tax and broker commissions under the LTIP and the Flex 2017 Plan as of March 31, 2023. The table relating to Nextracker shows information that specifically relates to the outstanding service-based restricted stock unit, performance-based stock unit and option awards held by our NEOs under the LTIP. The table relating to Flex shows information that specifically relates to the outstanding awards of Flex RSUs, Flex PSUs and Flex options held by our NEOs under the LTIP. In fiscal year 2023, no Nextracker awards vested or were exercised.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Nextracker – LTIP:

The following table, as a general matter, would present information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards under the LTIP for the relevant fiscal year and the value realized, in each case before payment of any applicable withholding tax and broker commissions. None of the awards issued to our NEOs under the LTIP vested during fiscal year 2023.

	Option Awards		Share Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Daniel Shugar	—	—	—	—

Howard Wenger	—	—	—	—

David Bennett	—	—	—	—

Bruce Ledesma	—	—	—	—

Flex – Flex 2017 Plan:

The following table presents information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards in the form of Flex RSUs and Flex PSUs during fiscal year 2023 and the value realized, in each case before payment of any applicable withholding tax and broker commissions. There were no option exercises by our NEOs in 2022 and the NEOs do not hold any unexercised options with respect to Flex ordinary shares.

	Share Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)

Daniel Shugar	25,686	387,458

David Bennett	67,842	1,072,026

Bruce Ledesma	25,276	394,596

Nicholas (Marco) Miller	8,938	133,957

(1)	The amounts in this column reflect the aggregate dollar amount realized upon the vesting of Flex RSUs and Flex PSUs, determined by multiplying the number of Flex’s ordinary shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension benefits in fiscal year 2023

Our NEOs do not receive any compensation in the form of pension benefits.

Nonqualified deferred compensation in fiscal year 2023

During fiscal year 2023, certain of our NEOs participated in the 2010 Deferred Plan. Flex’s deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Under the 2010 Deferred Plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Flex may make a discretionary matching contribution for these deferrals to reflect limitations on the matching contribution under Flex’s 401(k) plan. Under this plan, Flex may also make annual employer contributions, in amounts up to 37.5% of Mr. Bennett’s base salary and 25% of Messrs. Shugar’s, Wenger’s and Ledesma’s base salaries, which will cliff vest after four

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

years. For these annual contributions, 50% of the funding is paid as a percentage of base salary and the remaining 50% is performance-based, up to a maximum of 150%. This aligns to the distribution of performance and time-based elements in Flex’s long-term compensation programs. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the 2010 Deferred Plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installment payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

In connection with Flex’s deferred compensation program, Flex has entered into trust agreements providing for irrevocable trusts into which Flex deposits cash or other assets, equal to the aggregate amount required to be credited to the participants’ deferral accounts, less any applicable taxes to be withheld. The deferred account balances of the participants in the deferred compensation program are unfunded and unsecured obligations of Flex, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the contributions granted to each of our NEOs and their vesting terms, including vesting upon the executive’s termination or a change of control of Flex, see the sections of this prospectus titled “Compensation discussion and analysis—Compensation setting process and fiscal year 2023 executive compensation—Deferred compensation awards” and “Executive compensation—Potential payments upon termination or change of control.”

The following table presents information for fiscal year 2023 regarding, as applicable: (i) contributions to our NEOs’ deferred compensation plan accounts that are made by the executive; (ii) contributions to our NEOs’ deferred compensation plan accounts that are made by Flex; (iii) aggregate earnings (or losses) on our NEOs’ deferred compensation plan accounts; (iv) aggregate withdrawals and distributions from our NEOs’ deferred compensation plan accounts; and (v) our NEOs’ deferred compensation plan account balances as of the end of the fiscal year.

Nonqualified deferred compensation table

Name	Executive contributions in last fiscal year ($)(1)	Employer contributions in last fiscal year ($)(2)		Aggregate earnings (losses) in last fiscal year ($)(3)	Aggregate withdrawals/ distributions ($)	Aggregate balance at fiscal year-end ($)(4)

Daniel Shugar	—	82,560		7,582	—	312,368

David Bennett	29,919	128,913		(78,783)	118,686	1,387,311

Howard Wenger	—	107,372	(5)	2,399	—	109,771

Bruce Ledesma	—	76,592		(17,786)	—	337,708

Nicholas (Marco) Miller	—	—		—	—	—

(1)	Reflects the salary payments deferred by our NEOs during the fiscal year. These amounts are included in the Summary Compensation Table under the “Salary” column, as applicable.

(2)	These amounts represent Flex’s employer contributions under the 2010 Deferred Plan. These amounts cliff vest after four years. None of these amounts have vested under this plan as of March 31, 2023. For additional information on these amounts and their vesting terms, including vesting upon the executive’s termination or change of control of Flex, see the sections of this prospectus titled “Compensation discussion and analysis—Compensation setting process and fiscal year 2023 executive compensation—Deferred compensation awards” and “Executive compensation—Potential payments upon termination or change of control.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

(3)	Reflects earnings (or losses) for each NEO on both the vested and unvested portions of the executive’s deferred compensation account(s). The above-market portion of the earnings on the vested portion of the executive’s deferred compensation account(s) is included under the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column in the Summary Compensation Table.

(4)	The amounts in this column include the following unvested balances related to the respective 2010 Deferred Plan account of the NEOs: Daniel Shugar—$312,368; David Bennett—$511,508; Howard Wenger—$109,771; and Bruce Ledesma—$337,708.

(5)	Amount includes Howard Wenger’s employer contribution of $96,250 that was funded in July 2022 and previously reported in our Form S-1 registration statement on February 8, 2023 relating to our IPO.

Potential payments upon termination or change of control

As described in the section titled “Compensation discussion and analysis” of this prospectus, our NEOs do not have employment agreements with us, nor do we currently have any severance plan or program in place for our NEOs. With respect to fiscal year 2023, our NEOs were eligible for certain termination and change of control benefits under the Standard Severance Program, the Executive Severance Program, the LTIP, the 2010 Deferred Plan and under the Flex 2017 Plan, as applicable. The following descriptions separately present information regarding termination and change in control benefits under the relevant programs of Flex and Nextracker.

Nextracker Programs

Acceleration of vesting of equity awards—LTIP. The number of unvested equity awards under the LTIP held by each NEO as of March 31, 2023 is listed above in the Outstanding Equity Awards at 2023 Fiscal Year-End table. The LTIP provides certain benefits to plan participants in the event of the termination of such participant’s employment or a change of control of Nextracker. The terms of these benefits are described below.

•	Treatment of certain awards upon retirement. Subject to any waiver by the C&P Committee, all unvested awards granted under the LTIP will be forfeited if the NEO’s employment ceases due to retirement.

•	Treatment of certain awards upon death or disability.

Pursuant to the award agreement relating to performance stock units granted under the LTIP, if an NEO ceases to provide services to Nextracker due to death or disability, then certain portions of the awards will vest or remain eligible to vest depending on whether the relevant one-year measurement period within the three-year performance period under such awards has commenced. If such measurement period has commenced and is completed at time of the termination of service due to death or disability, then the performance stock units attributable to such measurement period will vest on the date of such termination (contingent on the prior attainment of the applicable performance criteria). If the measurement period has commenced, but is not completed at the time of the termination of service due to death or disability, then the performance stock units attributable to such measurement period will vest, if at all, on a pro-rata basis at the close of such measurement period (contingent on the future attainment of the applicable performance criteria).

Pursuant to the award agreement relating to option awards under the LTIP, if an NEO ceases to provide services to Nextracker and its affiliates due to death or disability, then a pro-rata amount of the then-unvested options will remain eligible to vest (contingent on the future attainment of the applicable performance criteria) and, if applicable, be exercisable until the expiration date for the options on March 15, 2027.

•	Accelerated vesting upon a change of control.

Pursuant to the award agreement relating to option awards under the LTIP, in the event of a change of control (as defined in the option award), any then-unvested options will (i) be fully vested (contingent on the attainment of the applicable performance criteria relating, in the case of a change of control, to the implied equity value of Nextracker) and, if applicable, (ii) be exercisable until the expiration date for the options on March 15, 2027.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, the LTIP includes change in control protections, in the event of a change of control (as defined in the LTIP) in which the relevant awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, and in such event, such awards will automatically vest and become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

The consummation of this offering and the transactions contemplated in connection therewith are not expected to constitute a change in control of Nextracker.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO under Nextracker’s compensation and benefit plans in the event of a change of control or upon a qualifying termination of employment (i.e., involuntary termination without cause, retirement, death or disability), including the accelerated vesting of performance stock unit and option awards under the LTIP (the “Nextracker Change of Control Separation Benefits”). It is assumed for purposes of the following table that the LTIP is not assumed by the successor company in connection with the change of control. Additionally, calculations for the applicable tables further assume that the triggering event took place on March 31, 2023, the last business day of Nextracker’s 2023 fiscal year, and are based on the closing price per share of Nextracker’s Class A common stock on such date, which was $36.26.

Name	Change in control and assumption of awards ($)	Change in control and no assumption of award ($)	Involuntary termination without cause or voluntary termination for good reason ($)	Retirement ($)	Death or disability ($)(1)

Daniel Shugar
Vesting of Stock Options	6,082,193	6,082,193	—	—	1,520,548
Vesting of RSUs	—	4,821,710	—	—	1,446,513
Vesting of PSUs	—	4,821,710	—	—	2,311,575

Total	6,082,193	15,725,613	—	—	5,278,636

David Bennett
Vesting of Stock Options	1,816,672	1,816,672	—	—	454,168
Vesting of RSUs	—	1,402,899	—	—	420,870
Vesting of PSUs	—	1,402,899	—	—	672,565

Total	1,816,672	4,622,471	—	—	1,547,603

Howard Wenger
Vesting of Stock Options	3,778,666	3,778,666	—	—	944,666
Vesting of RSUs	—	2,978,505	—	—	893,552
Vesting of PSUs	—	2,978,505	—	—	1,427,926

Total	3,778,666	9,735,676	—	—	3,266,144

Bruce Ledesma
Vesting of Stock Options	3,778,666	3,778,666	—	—	944,666
Vesting of RSUs	—	2,978,505	—	—	893,552
Vesting of PSUs	—	2,978,505	—	—	1,427,926

Total	3,778,666	9,735,676	—	—	3,266,144

Nicholas (Marco) Miller
Vesting of Stock Options	2,020,134	2,020,134	—	—	505,034
Vesting of RSUs	—	1,597,180	—	—	479,154
Vesting of PSUs	—	1,597,180	—	—	801,962

Total	2,020,134	5,214,495	—	—	1,786,150

(1)	Pro-rata vesting to apply based on the period of service, relative to the applicable measurement period.

Flex Programs

Acceleration of vesting of deferred compensation—2010 Deferred Plan. If the employment of any participant in the 2010 Deferred Plan is involuntarily terminated without cause or is terminated by the executive with good

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

reason within two years following a change of control (as defined in the 2010 Deferred Plan), a portion of the unvested balance of the deferred compensation account of such participant will vest. In addition, continued vesting of the deferred compensation account that is attributable to 2020 incentive accruals will apply in the event of a participant’s qualifying retirement (with “retirement” meaning a voluntary termination of service after the participant has attained the age 55 and completed at least 5 years of service as an employee with respect to Flex and its affiliates, with such years of age and service totaling, at least 65).

Acceleration of vesting of equity awards—Flex 2017 Plan. The number of unvested equity awards under the Flex 2017 Plan held by each NEO as of March 31, 2023 is listed above in the Outstanding Equity Awards at 2023 Fiscal Year-End table. The Flex 2017 Plan provides certain benefits to plan participants in the event of the termination of such participant’s employment or a change of control of Flex. The terms of these benefits are described below.

•

Treatment of certain awards upon retirement. In general and subject to any waiver by the Flex C&P Committee, all unvested Flex RSU awards held by an NEO will be forfeited if the NEO’s employment ceases for any reason. However, certain award agreements granted under the Flex 2017 Plan provide for continued vesting on the vesting dates specified in such award agreements in the event that an NEO’s employment ceases due to a qualifying retirement. Such continued vesting has applied traditionally with respect to Flex PSUs granted prior to fiscal year 2021 (on a pro-rata basis and contingent on attainment of the applicable performance criteria) with “retirement” meaning a voluntary termination of service after the NEO has attained the age 60 and completed at least 10 years of service as an employee with respect to Flex and its affiliates. Beginning in fiscal year 2021, Flex RSU and Flex PSU awards granted receive continued vesting upon retirement, with “retirement” meaning a voluntary termination of service after the NEO has attained the age 55 and completed at least 5 years of service as an employee with respect to Flex and its affiliates, with such years of age and service totaling, at least 65. At the current time, Mr. Shugar is the only NEO that satisfies the retirement criteria.

•

Treatment of certain awards upon death or disability. Certain award agreements for Flex RSUs and Flex PSUs granted under the Flex 2017 Plan starting in June 2020 provide that if an NEO ceases to provide services to Flex due to death or disability, then the awards thereunder will accelerate after the qualifying termination. In such circumstances, (i) Flex RSUs will immediately vest and (ii) Flex PSUs will immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target.

•

Double-trigger vesting upon a change of control. The Flex 2017 Plan includes “double trigger” features, meaning that unvested Flex RSU awards vest immediately only if (i) there is a change of control of Flex and (ii)(x) such awards are not converted, assumed or replaced by the successor or survivor corporation or (y) if provided by the Flex C&P Committee, the service of the award recipient is involuntarily terminated within a designated period following the effective date of such change of control, as described below.

Under the terms of the Flex 2017 Plan, unless otherwise provided in the applicable award agreement or other agreement between Flex and an NEO, in the event of a change of control of Flex (as defined in the Flex 2017 Plan) in which the NEO’s awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards under the Flex 2017 Plan are assumed or continued after a change of control, the Flex C&P Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service within a designated period (not to exceed eighteen (18) months) following the effective date of such change of control. If the Flex C&P Committee so determines, immediately upon an involuntary termination of service following a change of control all forfeiture restrictions on such award will lapse.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Flex Severance Program. On August 20, 2015, Flex adopted the Severance Plan for Job Grade 34 and Severance Plan for Job Grades 32-33 (collectively, referred to above as the “Standard Severance Program”), and on January 17, 2019 the Flex C&P Committee adopted the Flex Ltd. Executive Severance Plan (referred to above as the “Executive Severance Program”). During fiscal year 2023, our NEOs participated in these programs (collectively the “Flex Severance Program”), with the severance benefits as outlined in the following table:

Severance plan	Participants	Severance benefit provided	Severance trigger
Severance Plan for Job Grade 34	Daniel Shugar, Bruce Ledesma and Howard Wenger

•  16 weeks base pay, plus 3 weeks of base pay for each full year of service, with the total benefit capped at 12 months

•  Bonus for completed performance periods, if termination occurs between end of performance period and payment date

• Involuntary termination related to a reduction in force, job elimination or facility closure

Severance Plan for Job Grades 31-33	Nicholas (Marco) Miller

•  12 weeks base pay, plus 2 weeks of base pay for each full year of service, with the total benefit capped at 6 months

•  Bonus for completed performance periods, if termination occurs between end of performance period and payment date

Flex LTD. Executive Severance Plan	David Bennett	• Described below	• Described below

Under the Standard Severance Program, the NEO will receive the benefits described above, subject to the NEO entering into and complying with a Severance Agreement in a form provided by Flex.

Under the Executive Severance Program, in the event of an involuntary termination of employment without “cause” or a voluntary termination for “good reason” (each such term as defined in the Executive Severance Program), the participant will receive the following benefits, subject to the participant entering into and complying with a Transition Agreement in a form provided by Flex:

•	continuation of base salary and benefits coverage during the transition period provided in the Transition Agreement and pro rata payment of annual bonus;

•	continued vesting of Flex RSUs, Flex PSUs and the Employer Contribution Component (“ECC”) under the 2010 Deferred Plan during the transition period; and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	following the transition period, accelerated vesting of Flex RSUs and ECC awards under the 2010 Deferred Plan that would have vested during the one-year period following the transition period.

During the transition period, the participant will be required to discharge his or her transition duties and comply with other terms and conditions to be set forth in the Transition Agreement, including customary non-competition, non-solicitation, non-disclosure, non-disparagement and cooperation provisions. Any violation of such obligations may result in cessation of benefits and clawback rights for Flex.

There are no tax gross-ups in any of the severance plans.

The consummation of this offering and the transactions contemplated in connection therewith are not expected to constitute a change in control of Flex.

Potential payments upon termination or change of control as of March 31, 2023

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO under Flex’s compensation and benefit plans in the event of a change of control or upon a qualifying termination of employment (i.e., involuntary termination without cause, retirement, death or disability), including the accelerated vesting of Flex RSUs and Flex PSUs under the Flex 2017 Plan (the “Flex Change of Control Separation Benefits”). However, the following table does not include potential payouts of vested benefits under the 2010 Deferred Plan. It is assumed for purposes of the following table that the Flex 2017 Plan is not assumed by the successor company in connection with the change of control. Additionally, calculations for the applicable tables further assume that the triggering event took place on March 31, 2023, the last business day of Nextracker’s and Flex’s 2023 fiscal year, and are based on the closing price per share of Flex’s ordinary shares on such date, which was $23.01.

Name	Change in control with termination ($)	Change in control and no assumption of award ($)(1)	Involuntary termination without cause or voluntary termination for good reason ($)(2)	Retirement ($)(3)		Death or disability(4)

Daniel Shugar
Base Pay Severance(5)	863,000	—	863,000	—		—
Benefits Continuation(5)	—	—	—	—		—
Bonus Severance(6)	327,868	—	327,868	327,868		327,868
Vesting of Deferred Compensation(7)	229,811	—	122,493	252,499		252,499
Vesting of Service-based RSUs(8)	671,685	671,685	—	671,685		671,685
Vesting of Performance-based RSUs(8)(9)	598,651	598,651	—	—		—
Pro Rata Vesting of PSUs	—	—	—	563,124	(9)	890,986

Total	2,691,015	1,270,336	1,313,361	1,815,176		2,143,038

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Name	Change in control with termination ($)	Change in control and no assumption of award ($)(1)	Involuntary termination without cause or voluntary termination for good reason ($)(2)	Retirement ($)(3)	Death or disability(4)
David Bennett
Base Pay Severance(5)	470,000	—	470,000	—	—
Benefits Continuation(5)	21,026		21,026	—	—
Bonus Severance(6)	301,424	—	301,424	—	301,424
Vesting of Deferred Compensation(7)	378,646	—	233,806	384,583	384,563
Vesting of Service-based RSUs(8)	635,260	635,260	635,260	—	635,260
Vesting of Performance-based RSUs(8)	450,237	450,237	450,237	—	—
Pro Rata Vesting of PSUs	—	—	—	—	670,714

Total	2,256,593	1,085,497	2,111,753	384,513	1,991,961

Howard Wenger
Base Pay Severance(5)	184,519	—	184,519	—	—
Benefits Continuation(5)	—	—	—	—	—
Bonus Severance(6)	276,648	—	276,648	—	276,648
Vesting of Deferred Compensation(7)	—	—	110,660	110,660	110,660
Vesting of Service-based RSUs(8)	—	—	—	—	—
Vesting of Performance-based RSUs(8) (9)	—	—	—	—	—
Pro Rata Vesting of PSUs	—	—	—	—	—

Total	461,167	—	571,827	110,660	387,308

Bruce Ledesma
Base Pay Severance(5)	242,788	—	242,788	—	—
Benefits Continuation(5)	—	—	—	—	—
Bonus Severance(6)	276,648	—	276,648	—	276,648
Vesting of Deferred Compensation(7)	265,281	—	174,262	225,816	225,816
Vesting of Service-based RSUs(8)	774,793	774,793	—	—	774,793
Vesting of Performance-based RSUs(8) (9)	489,791	489,791	—	—	—
Pro Rata Vesting of PSUs	—	—	—	—	728,966

Total	2,049,301	1,264,584	693,698	225,816	2,006,223

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Name	Change in control with termination ($)	Change in control and no assumption of award ($)(1)	Involuntary termination without cause or voluntary termination for good reason ($)(2)	Retirement ($)(3)	Death or disability(4)
Nicholas (Marco) Miller
Base Pay Severance(3)	197,500	—	197,500	—	—
Benefits Continuation(5)	—	—	—	—	—
Bonus Severance(3)	199,278	—	199,278	—	199,278
Vesting of Deferred Compensation(7)	—	—	—	—	—
Vesting of Service-based RSUs(4)	—	267,952	—	—	267,952
Vesting of Performance-based RSUs(8) (9)	—	—	—	—	—
Pro Rata Vesting of PSUs	—	—	—	—	—

Total	396,778	267,952	396,778	—	467,230

(1)	The amounts shown represent the estimated value of the accelerated vesting of Flex RSUs and Flex PSUs (at target) following a change of control under the terms of the Flex 2017 Plan, which assumes that such awards are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate; provided, that the Flex C&P Committee may determine that awards under the Flex 2017 Plan may be accelerated if the executive is involuntarily terminated within a certain period (not to exceed 18 months) following a change of control. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of Flex’s ordinary shares on March 31, 2023, the assumed date of the triggering event.

(2)	The amounts shown represent the estimated value of amounts payable under the Flex Severance Program subject to the participant entering into and complying with a Severance Agreement or Transition Agreement, as applicable.

(3)	For termination of service due to retirement, (i) Flex RSUs granted starting in June 2020 will continue to vest; (ii) the Flex PSUs will not terminate; and (iii) a pro-rata number of vested shares shall be issued to the executive upon the vesting of the award pursuant to achieving the performance criteria at the end of the original performance period. The amounts reported assume vesting at 100% of target shares. In addition, Flex RSU awards granted in fiscal year 2022 will remain eligible for continued vesting in the event of a termination of service due to retirement.

(4)	For termination of service due to death or disability, (i) Flex RSUs granted starting in June 2020 will immediately vest in full, and (ii) PSUs granted starting in June 2020 will immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target. The amounts disclosed above are target amounts as the cycles have not yet been completed.

(5)	Reference different severance calculations in the “Flex Severance Program” description above.

(6)	Represents payment of a pro-rated portion of the participant’s annual bonus.

(7)	The amount shown represents the applicable portion of the unvested balance of the executive’s deferred compensation account in the event the executive is terminated: (i) without cause or for good reason within 24 months following a change in control (as defined in the 2010 Deferred Plan), in which case all employer contributions made at least 13 months prior to the termination date will vest, (ii) without cause or for good reason if such termination does not occur in connection with a change in control, in which case normal vesting occurs during a one-year transition period and accelerated vesting applies with respect to a one-year period that follows the transition period, (iii) by reason of retirement, in which case all employer contributions made during or after July 2020 remain eligible to continue vesting, and (iv) by reason of death or disability, in which case all employer contributions made during or after July 2020 are subject to accelerated vesting. No executive’s deferred compensation account will vest upon a change in control.

(8)	Includes Flex RSUs and Flex PSUs that vest between April 1, 2023 to March 31, 2025.

(9)	The amounts shown represent rTSR Flex PSU performance at target through March 31, 2023.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Principal stockholders

The following table and accompanying footnotes set forth certain information known to us regarding the beneficial ownership of our Class A common stock and Class B common stock, as adjusted to give effect to this offering, for:

•

each person or group who is known by us to beneficially own 5% or more of our outstanding shares of our Class A common stock or our Class B common stock (including any securities convertible or exchangeable within 60 days into Class A common stock or Class B common stock, as applicable),

•	each of our current named executive officers and directors individually, and

•	all of our current executive officers and directors as a group.

As described in “Note 1—Description of business and organization of Nextracker Inc.” and “Note 11—Relationship with parent and related parties” in the notes to the consolidated financial statements included elsewhere in this prospectus, each LLC Common Unit (other than LLC Common Units held by us) together with a corresponding number of shares of Class B common stock is exchangeable from time to time at the holder’s option for newly-issued shares of our Class A common stock on a one-for-one basis or for cash in accordance with the Exchange Agreement. Yuma, Yuma Sub and TPG may, subject to certain exceptions, exercise such exchange rights for as long as their LLC Common Units remain outstanding. See the section titled “Certain relationships and related party transactions—Exchange agreement.” In connection with our IPO, we issued to Yuma, Yuma Sub and TPG one share of Class B common stock for each LLC Common Unit Yuma, Yuma Sub and TPG will own. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Common Units Yuma, Yuma Sub and TPG own.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the person or entity has sole or shared voting power or investment power as well as any shares that the person or entity has the right to acquire within 60 days of June 1, 2023, through the exercise or vesting of any option, warrant or other right. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that he, she or it beneficially owns, subject to applicable community property laws.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table assumes the underwriters’ option to purchase additional shares is not exercised.

Name and address of beneficial owner Number	Class A common stock beneficially owned (on a fully exchanged and converted basis)(1)				Class B common stock beneficially owned(1)				Combined common stock owned after this offering
	Before this offering		After this offering		Before this offering		After this offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Flex Ltd.(2)	88,457,619	60.91%	—	—%	88,457,619	90.07%	—	—%	—%
TPG Funds(3)	25,026,093	17.23%	—	—%	9,746,903	9.93%	—	—%	—%
Directors and Named Executive Officers
Daniel Shugar	39,892	*%	39,892	*%	—	—%	—	—%	*%
Howard Wenger	12,132	*%	12,132	*%	—	—%	—	—%	*%
Bruce Ledesma	12,135	*%	12,135	*%	—	—%	—	—%	*%
David Bennett	5,562	*%	5,562	*%	—	—%	—	—%	*%
Nicholas (Marco) Miller	8,355	*%	8,355	*%	—	—%	—	—%	*%
Léah Schlesinger	7,306	*%	7,306	*%	—	—%	—	—%	*%
Christian Bauwens	—	—%	—	—%	—	—%	—	—%	—%
Charles Boynton	—	—%	—	—%	—	—%	—	—%	—%
Jonathan Coslet	—	—%	—	—%	—	—%	—	—%	—%
Michael Hartung	—	—%	—	—%	—	—%	—	—%	—%
Paul Lundstrom	—	—%	—	—%	—	—%	—	—%	—%
Steven Mandel	—	—%	—	—%	—	—%	—	—%	—%
Scott Offer	—	—%	—	—%	—	—%	—	—%	—%
Willy Shih	3,288	*%	3,288	*%	—	—%	—	—%	*%
Rebecca Sidelinger	—	—%	—	—%	—	—%	—	—%	—%
Brandi Thomas	—	—%	—	—%	—	—%	—	—%	—%
William Watkins	—	—%	—	—%	—	—%	—	—%	—%
Kyra Whitten	—	—%	—	—%	—	—%	—	—%	—%
All directors and executive officers as a group (18 persons)	128,892	*%	128,892	—%	—	—%	—	—%	—%

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table assumes the underwriters’ option to purchase additional shares is exercised in full.

Name and address of beneficial owner Number	Class A common stock beneficially owned (on a fully exchanged and converted basis)(1)				Class B common stock beneficially owned(1)				Combined common stock owned after this offering
	Before this offering		After this offering		Before this offering		After this offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Flex Ltd.(2)	88,457,619	60.91%	—	—%	88,457,619	90.07%	—	—%	—%
TPG Funds(3)	25,026,093	17.23%	—	—%	9,746,903	9.93%	—	—%	—%
Directors and Named Executive Officers
Daniel Shugar	39,892	*%	39,892	*%	—	—%	—	—%	*%
Howard Wenger	12,132	*%	12,132	*%	—	—%	—	—%	*%
Bruce Ledesma	12,135	*%	12,135	*%	—	—%	—	—%	*%
David Bennett	5,562	*%	5,562	*%	—	—%	—	—%	*%
Nicholas (Marco) Miller	8,355	*%	8,355	*%	—	—%	—	—%	*%
Léah Schlesinger	7,306	*%	7,306	*%	—	—%	—	—%	*%
Christian Bauwens	—	—%	—	—%	—	—%	—	—%	—%
Charles Boynton	—	—%	—	—%	—	—%	—	—%	—%
Jonathan Coslet	—	—%	—	—%	—	—%	—	—%	—%
Michael Hartung	—	—%	—	—%	—	—%	—	—%	—%
Paul Lundstrom	—	—%	—	—%	—	—%	—	—%	—%
Steven Mandel	—	—%	—	—%	—	—%	—	—%	—%
Scott Offer	—	—%	—	—%	—	—%	—	—%	—%
Willy Shih	3,288	*%	3,288	*%	—	—%	—	—%	—%
Rebecca Sidelinger	—	—%	—	—%	—	—%	—	—%	—%
Brandi Thomas	—	—%	—	—%	—	—%	—	—%	—%
William Watkins	—	—%	—	—%	—	—%	—	—%	—%
Kyra Whitten	—	—%	—	—%	—	—%	—	—%	—%
All directors and executive officers as a group (18 persons)	128,892	*%	128,892	—%	—	—%	—	—%	—%

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our Class A common stock.
(1)	Our Class B common stock does not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock. Each LLC Common Unit and share of Class B common stock is exchangeable into a share of Class A common stock.
(2)	Before this offering, consists of (i) 74,171,905 LLC Common Units (and an equivalent number of shares of Class B common stock) held by Yuma and (ii) 14,285,714 LLC Common Units (and an equivalent number of shares of Class B common stock) held by Yuma Sub. After this offering and assuming no exercise by the underwriters of their option to purchase additional shares and our purchase of LLC Common Units from Yuma using the net proceeds from this offering and the cancellation of an equivalent number of shares of Class B common stock, consists of (i) LLC Common Units (and an equivalent number of shares of Class B common stock) held by Yuma and (ii) LLC Common Units (and an equivalent number of shares of Class B common stock) held by Yuma Sub. After this offering and assuming the underwriters’ option to purchase additional shares is exercised in full and our purchase of LLC Common Units from Yuma using the net proceeds from this offering and the cancellation of an equivalent number of shares of Class B common stock, consists of (i) LLC Common Units (and an equivalent number of shares of Class B common stock) held by Yuma and (ii) LLC Common Units (and an equivalent number of shares of Class B common stock) held by Yuma Sub. The sole stockholder of Yuma Sub is Yuma. The sole stockholder of Yuma is Flextronics International USA, Inc., a subsidiary of Flex Ltd. The address of Flex Ltd. is 2 Changi South Lane, Singapore 486123.
(3)

Consists of (i)                 LLC Common Units (and an equivalent number of shares of Class B common stock) directly held by TPG Rise Flash, L.P., a Delaware limited partnership, (ii)                 shares of Class A common stock directly held by TPG Rise Climate Flash CI BDH, L.P., a Delaware limited Partnership, (iii)                 shares of Class A common stock directly held by TPG Rise Climate BDH, L.P., a Delaware limited partnership, and (iv)                 shares of Class A common stock directly held by The Rise Fund II BDH, L.P., a Delaware limited partnership (together with TPG Rise Flash, L.P., TPG Rise Climate Flash CI BDH, L.P. and TPG Rise Climate BDH, L.P., the “TPG Funds”). The general partner of each of TPG Rise Flash, L.P., TPG Rise Climate Flash CI BDH, L.P. and TPG Rise Climate BDH, L.P. is TPG Rise Climate DE AIV SPV GP, LLC, a Delaware limited liability company, whose sole member is TPG Rise Climate DE AIV GenPar, L.P., a Delaware limited partnership, whose general partner is TPG Rise Climate DE AIV GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group II, L.P., a Delaware limited partnership. The general partner of The Rise Fund II BDH, L.P. is The Rise Fund II DE AIV SPV GP, LLC, a Delaware limited liability company, whose sole member is The Rise Fund II DE AIV GenPar, L.P., a Delaware limited partnership, whose general partner is The Rise Fund II DE AIV GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group II, L.P. The general partner of TPG Operating Group II, L.P. is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG GPCo, LLC, a Delaware limited liability company, whose managing member is TPG Inc., a Delaware corporation, whose shares of Class B common stock (which represent a majority of the combined voting power of the common stock) are held by TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose managing member is TPG GP A,

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

LLC, a Delaware limited liability company, which is owned by entities owned by David Bonderman, James G. Coulter and Jon Winkelried. Messrs. Bonderman, Coulter and Winkelried may therefore be deemed to beneficially own the securities directly held by the TPG Funds. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the securities directly held by the TPG Funds except to the extent of their pecuniary interest therein. The address of each of TPG GP A, LLC and Messrs. Bonderman, Coulter and Winkelried is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Certain relationships and related party transactions

We describe below transactions and series of similar transactions, since the beginning of our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeds $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under the section titled “Compensation Discussion and Analysis—Executive Compensation”. The following discussion reflects our relationships and related party transactions; some of these transactions were entered into prior to adoption of our related party transaction policy and as such, were not subject to the approval and review procedures set forth in the current policy but were nonetheless subject to the approval and review procedures in effect at the applicable times.

The Initial Public Offering

On February 8, 2023, our registration statement on Form S-1 relating to our IPO was declared effective by the SEC and the shares of our Class A common stock began trading on the Nasdaq Global Select Market on February 9, 2023. For further discussion on the IPO and related transactions, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 6 in the notes to the consolidated financial statements included elsewhere in this prospectus.

The Transactions

The Company and the LLC completed the following organizational and other transactions (the “Transactions”) in connection with the IPO:

•

Immediately prior to the closing of the IPO, the Company issued 128,794,522 shares of its Class B common stock to Yuma, Inc. Yuma, Yuma Sub, and TPG (not inclusive of those held by affiliated blocker corporations), in exchange for cash consideration, which number of shares was equal to the number of LLC Common Units held directly or indirectly by Yuma, Yuma Sub and TPG immediately following the Transactions and before giving effect to the IPO.

•

Immediately prior to the closing of the IPO, the LLC made a cash distribution in an aggregate amount of $175.0 million (the “Distribution”). With respect to such Distribution, $21.7 million was distributed to TPG and $153.3 million to Yuma and Yuma Sub in accordance with their pro rata LLC Units. The Distribution was financed, in part, with net proceeds from the $150.0 million term loan under the 2023 Credit Agreement, as defined and further discussed below, together with cash on hand.

•

The Company used all of the net proceeds from the IPO ($693.8 million) as consideration for Yuma’s transfer to the Company of 30,590,000 LLC Common Units at a price per unit equal to $22.68, and, as a result, did not retain any of the net proceeds from the IPO.

•	In connection with Yuma’s transfer to the Company of 30,590,000 LLC Common Units, a corresponding number of shares of the Company’s Class B common stock held by Yuma was canceled.

•	In connection with the IPO, the LLC Preferred Units held by TPG were automatically converted into 25,026,093 LLC Common Units which are exchangeable, together with a corresponding number of shares of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

the Company’s Class B common stock, for shares of the Company’s Class A common stock (or cash). Notwithstanding the foregoing, as permitted under and in accordance with the Prior LLC Agreement, on February 8, 2023, TPG exercised its right to have certain blocker corporations affiliated with TPG each merge with a separate direct, wholly-owned subsidiary of the Company, with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction. In connection with such blocker corporations’ mergers, the investors in each such blocker corporation received a number of shares of the Company’s Class A common stock with a value based on the LLC Preferred Units held by such blocker corporation for a total of 15,279,190 shares of the Company’s Class A common stock.

•	In connection with the IPO, the Company repurchased all 100 shares of common stock previously issued to Yuma for an immaterial amount.

On February 8, 2023, the Company amended and restated its certificate of incorporation to, among other things, authorize 900,000,000 shares of $0.0001 par value Class A common stock, 500,000,000 shares of $0.0001 par value Class B common stock, and 50,000,000 shares of par value $0.0001 preferred stock.

On February 13, 2023, the members of the LLC entered into the Third Amended and Restated Limited Liability Company Agreement of the LLC to, among other things, effect the Transactions described above and to appoint the Company as the managing member of the LLC. The Company beneficially owns 45,869,190 LLC Common Units after the closing of the IPO and the Transactions.

The following are summaries of certain provisions of our related party agreements, which are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore encourage you to review the agreements in their entirety.

Agreements with Flex

We entered into a separation agreement with Flex. We also entered into various other agreements to effect the separation and provide a framework for our relationship with Flex after the separation, including a transition services agreement, an employee matters agreement and a registration rights agreement. These agreements provide for the allocation between us and Flex of Flex’s employees, liabilities, and obligations attributable to periods prior to, at and after our separation from Flex and govern certain relationships between us and Flex.

The separation agreement

We and the LLC entered into the separation agreement with Flex on February 1, 2022, which was amended and restated on February 8, 2023 in connection with our IPO. The separation agreement sets forth our agreements with Flex regarding the principal actions to be taken in connection with the separation. It also sets forth other agreements that govern certain aspects of our relationship with Flex following the separation and the IPO.

Transfer of assets and assumption of liabilities

The separation agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Flex and us as part of the internal reorganization transaction described herein, and describes when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments have already occurred prior to the parties’ entering into the separation agreement. The separation agreement provides for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Flex retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The separation agreement also provides for the settlement or extinguishment of certain liabilities and other

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

obligations between us and Flex. In particular, the separation agreement provides that, subject to the terms and conditions contained in the separation agreement:

•

“Nextracker Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma condensed consolidated balance sheet presented in this prospectus and assets primarily relating to our business (or in the case of intellectual property, (i) primarily relating to or used in our business or (ii) created by our employees and not primarily relating to Flex’s business) are retained by or transferred to us or one of our subsidiaries, except as set forth in the separation agreement or one of the other agreements described below;

•	“Nextracker Liabilities” (as defined in the separation agreement), including, but not limited to, the following are retained by or transferred to us or one of our subsidiaries;

•	all liabilities including taxes (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from our business;

•	any and all “Nextracker Environmental Liabilities” (as defined in the separation agreement);

•

as further described in and subject to the employee matters agreement and transition services agreement, any and all liabilities to the extent relating to, or arising out of or resulting from the employment of any employees of Flex or its subsidiaries who are providing services to us or our subsidiaries pending the transfer of employment of such employees to us or our subsidiaries;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of our business;

•

any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, designed, manufactured, marketed, distributed, leased or sold by our business;

•	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of our assets;

•	liabilities (whether accrued, contingent or otherwise) reflected on our pro-forma condensed consolidated balance sheet;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to our business;

•

all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation; and

•

all assets and liabilities (whether accrued, contingent or otherwise) of Flex are to be retained by or transferred to Flex or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets were transferred on an “as is,” “where is” basis and the respective transferees bear the economic and legal risks that any conveyance would prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals were not obtained and that any requirements of laws or judgments were not complied with. In general, neither we nor Flex have made any representations or

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may have been required in connection with such transfers or assumptions, or any other matters.

Certain of the liabilities and obligations assumed by one party or for which one party has an indemnification obligation under the separation agreement and the other agreements relating to the separation may continue to be the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation is to rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Cash distribution

As detailed above under the subheading “The Transactions,” the net proceeds from the IPO were paid to Yuma as consideration for Yuma’s transfer to us of 30,590,000 LLC Common Units.

Further assurances; separation of guarantees

We and Flex have agreed to reasonably cooperate and use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities (including letters of credit, outstanding guarantees and similar credit support) retained by Flex and its subsidiaries and to remove Flex and its subsidiaries as a guarantor of liabilities (including letters of credit, outstanding guarantees and similar credit support) to be assumed by us. From and after the time as Flex or its subsidiaries no longer beneficially own 50% or more of our and our subsidiaries’ capital stock and we are no longer consolidated into Flex’s financial statements, if any guarantee or credit support instrument provided by Flex or its subsidiaries remains outstanding as of that time, then we shall provide Flex or its subsidiaries adequate collateral in form and substance reasonably satisfactory to Flex and in such amounts, the effect of which is to fully offset any liability under GAAP of Flex or any of its subsidiaries with respect to such guaranty or credit support instrument that remains outstanding as of that time.

Shared contracts

Certain shared contracts were assigned or amended to facilitate the separation of our business from Flex. If such contracts were not able to be assigned or amended, the parties were required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the separation.

Release of claims and indemnification

Except as otherwise provided in the separation agreement or any ancillary agreement, each party released and forever discharged the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases are subject to certain exceptions set forth in the separation agreement.

The separation agreement provides for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities allocated to Flex under the separation agreement with Flex. Specifically, each party will indemnify, defend and

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the separation agreement ;

•	the assets the indemnifying party assumed or retained pursuant to the separation agreement ;

•	the operation of the indemnifying party’s business; and

•	any breach by the indemnifying party of any provision of the separation agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations are uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The separation agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Legal matters

Except as otherwise set forth in the separation agreement or any ancillary agreement (or as otherwise described above), each party to the separation agreement assumed the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.

Insurance matters

We continue to be covered under Flex’s existing insurance policies until such time as Flex and its affiliates hold 50% or less of our and our subsidiaries’ outstanding capital stock, subject to certain exceptions. After that time, we will arrange for our own insurance policies and will no longer seek benefit from any of Flex’s or its affiliates’ insurance policies that may provide coverage for claims relating to our business prior to the date on which we obtain our own insurance coverage. The separation agreement contains procedures for the administration of insured claims and allocates the right to claim coverage and control over the prosecution and defense of claims between us and Flex.

Subsequent distribution or dispositions

Distribution or Other Dispositions

The separation agreement provides that Flex may, in its sole discretion, determine: (i) whether to proceed with all or part of a tax-free or other distribution or disposition of its retained beneficial interest in the LLC (as applicable, a “Distribution or Other Disposition”), whether directly or through a distribution or disposition of the stock of Yuma, which directly or indirectly holds Flex’s beneficial interest in the LLC; and (ii) all terms of the Distribution or Other Disposition, as applicable, including the form, structure and terms of any transaction(s) and/or offering(s) to effect the Distribution or Other Disposition and the timing of and conditions to the consummation of the Distribution or Other Disposition. In addition, the separation agreement provides that in the event that Flex determines to proceed with any Distribution or Other Disposition, Flex may at any time and from time to time until the completion of such Distribution or Other Disposition abandon, modify or change any or all of the terms of such Distribution or Other Disposition, including by accelerating or delaying the timing of the consummation of all or part of such Distribution or Other Disposition. The separation agreement also provides that upon Flex’s request, we and the LLC will cooperate with Flex in all respects to accomplish the Distribution or Other Disposition and will, at Flex’s direction, promptly take any and all actions necessary or desirable to effect the Distribution or Other Disposition, including the registration under the Securities Act of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

the offering of our Class A common stock on an appropriate registration form or forms to be designated by Flex and the filing of any necessary documents pursuant to the Exchange Act.

Merger Agreement

In addition to our obligations with respect to any Distribution or Other Disposition, the separation agreement provides Flex with the right, exercisable at any time, to require us, following any dividend or distribution of the equity of Yuma to the holders of ordinary Flex shares, to, at Flex’s option, effect a merger of Yuma with a wholly-owned subsidiary of ours, with Yuma surviving as a wholly-owned subsidiary of ours in a tax-free transaction under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

As a result, prior to the IPO, we, Flex, Yuma and Merger Sub, entered into the merger agreement, pursuant to which, among other matters, Flex has the right but not the obligation, to effect a merger of Yuma with Merger Sub, with Yuma surviving such merger as our wholly-owned subsidiary, in a transaction intended to qualify for tax-free treatment under Section 368(a) of the Code (the “Merger”). The Merger would, on the terms and subject to the conditions set forth in the merger agreement, be effected immediately following the distribution of all of the outstanding stock of Yuma to the holders of ordinary Flex shares as contemplated by the merger agreement (the “Merger Distribution”), with such stock of Yuma being exchanged for shares of our Class A common stock in the Merger. The number of shares of our Class A common stock that would be issued to Yuma stockholders in the Merger would equal the number of shares of Class A common stock then held directly or indirectly by Yuma and its subsidiaries (assuming for such purposes that all LLC Units and shares of Class B common stock held directly or indirectly by Yuma and its subsidiaries have been exchanged for shares of Class A common stock as of immediately prior to the Merger pursuant to and in accordance with the Exchange Agreement).

Prior to the IPO, we and each of Flex, Yuma and Merger Sub, and our stockholders and the stockholders of each of Yuma and Merger Sub, approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger. As a result, our stockholders have no further right to approve or disapprove of the Merger or the other transactions contemplated by the merger agreement or the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger. Further, our stockholders have no right to appraisal under Section 262 of the DGCL or otherwise in connection with the Merger or the other transactions contemplated by the merger agreement.

Tax Matters Agreement

If Flex undertakes a spin-off transaction (including the Merger Distribution and the Merger contemplated by the merger agreement), Flex, Yuma and Nextracker Inc. will enter into a tax matters agreement which will govern the rights, responsibilities and obligations of Flex, Yuma and Nextracker Inc. with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off transaction), tax attributes, tax returns, tax contests and certain other tax matters. Our stockholders will not have the right to approve the structure pursuant to which Flex may undertake any ultimate distribution of its retained beneficial interest in the LLC or the terms of the tax matters agreement between Flex, Yuma and Nextracker Inc.

If Flex undertakes the Merger Distribution, the merger agreement provides that we will enter into a tax matters agreement with Flex and Yuma as of immediately prior to the Merger Distribution, which will govern the rights, responsibilities and obligations of Flex, Yuma and us with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Merger Distribution and the Merger), tax attributes, tax returns, tax contests and certain other tax matters.

Under the tax matters agreement, Yuma will be liable for any taxes that are reportable on returns that include only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries) for all tax periods whether before or

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

after the completion of the IPO. Yuma will also be liable for any taxes that are attributable to the Nextracker business, as reasonably determined by Flex, that are reportable on returns that include Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, for any taxable period (or portion thereof) beginning after the date of the spin-off transaction. Notwithstanding the foregoing, Yuma and Flex will each be liable for 50% of certain transfer taxes attributable to the spin-off transaction (including the Merger Distribution and the Merger). Yuma and Flex will each be entitled to any tax refund in respect of taxes for which it is liable under the tax matters agreement.

The tax matters agreement provides that Yuma will be responsible for preparing and filing all tax returns that include only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries) for all tax periods whether before or after the completion of the spin-off transaction. Flex will be responsible for preparing and filing (i) all tax returns that include only Flex and/or its subsidiaries (but not Yuma or any of its subsidiaries), and (ii) all tax returns that include Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, in each case, for all tax periods whether before or after the completion of the spin-off transaction. The tax matters agreement confers certain other rights and obligations upon Yuma and Flex with respect to tax returns, such as (i) the right to review a tax return prepared by one party that would reasonably be expected to materially adversely affect the tax position of the other party and (ii) the obligation to cooperate with one another with respect to the preparation and filing of tax returns.

In the event that either Yuma or Flex receives a written communication with respect to a pending or threatened tax contest (such as a dispute with the Internal Revenue Service or another tax authority) for which the other party may be liable pursuant to the tax matters agreement, the party in receipt of such communication must notify the other party of such tax contest. If the tax contest relates to a tax return that includes only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries), then Yuma will have sole control over such tax contest. If the tax contest relates to a tax return that includes Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, then Flex will have sole control over such tax contest.

Yuma generally will be responsible for specified taxes and related amounts imposed on Flex or Yuma (or their respective subsidiaries) that arise from the failure of the spin-off transaction (including the Merger Distribution and the Merger) to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Such taxes and related amounts could be material and the tax matters agreement will generally require Yuma (on behalf of itself or Nextracker Inc., as applicable) to bear such taxes and related amounts to the extent that the failure to so qualify is attributable to, among other things, (i) a breach of the relevant representations and covenants made by Yuma or Nextracker Inc. in the tax matters agreement or any representation letter provided in support of any tax opinion or IRS ruling obtained by Flex with respect to the U.S. federal income tax treatment of such spin-off or (ii) certain actions or failures to act by Yuma or Nextracker Inc. (or their respective subsidiaries) that result in the spin-off transaction failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Because Yuma would merge with a wholly-owned subsidiary of Nextracker Inc., among other possible transactions, the obligations of Yuma under the tax matters agreement will become direct or indirect obligations of Nextracker Inc. and this may adversely affect our business, result of operations, financial condition and prospects.

Flex and Yuma will also agree to make a protective election under Section 336(e) of the Code with respect to the spin-off transaction and take necessary actions to effect such election, unless such election results in a material adverse tax consequence to Flex or its subsidiaries (compared to the consequences that would have resulted if no such election was made) in which case the election would only be made as directed by Flex in its sole discretion. If an election under Section 336(e) is made, the spin-off transaction fails to qualify for tax-free treatment, and the resulting taxes are considered liabilities of Flex, then Flex will be entitled to periodic payments from Yuma equal to 85% of the tax savings arising from the step-up in tax basis resulting from the election. The parties to the tax matters agreement will negotiate in good faith the terms of a tax receivable

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

agreement that are substantially similar to the Tax Receivable Agreement (as defined below) to govern the calculation and making of such payments, provided that any such tax savings resulting from the election under Section 336(e) of the Code will be treated as the last items claimed for the taxable year.

To preserve the tax-free treatment of any such spin-off by Flex, the tax matters agreement would, among other restrictions, restrict Yuma and Nextracker Inc. (and their respective subsidiaries), for the two-year period following the spin-off, except in specific circumstances, from: (i) entering into any transaction pursuant to which Yuma or Nextracker Inc. stock would be acquired (with certain exceptions), (ii) merging, consolidating or liquidating either Yuma or Nextracker Inc., other than through the Merger, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of Yuma or Nextracker Inc. stock, (vi) taking or failing to take any other action that would reasonably be expected to result in the spin-off transaction failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code, (vii) ceasing to engage in any active trade or business as defined in the Code, or (viii) facilitating or otherwise participating in any acquisition of Nextracker Inc. stock that would result in a shareholder owning directly or indirectly 5% or more of outstanding Nextracker Inc. stock (by voting power or value). These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

General

Flex has no obligation (pursuant to the merger agreement or otherwise) to pursue or consummate any further distribution or disposition of its retained beneficial interest in the LLC, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, by any specified date or at all. If pursued, any such distribution or disposition would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and, if pursued, the Merger would be subject to the conditions set forth in the merger agreement (see the Merger Agreement for additional detail regarding the conditions to the closing of the Merger set forth in the merger agreement). The conditions to any such distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, may not be satisfied. In the event that Flex determines to proceed with the Merger Distribution, Flex has submitted a request for a private letter ruling from the IRS regarding the qualification of the Merger Distribution for tax-free treatment under Section 355 of the Code and certain related matters. There can be no assurance such a ruling will be issued or that even if it is, that Flex will pursue the Merger Distribution. Flex may decide not to consummate any distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, even if the conditions thereto are satisfied or Flex may decide to waive one or more of these conditions and consummate such a distribution or disposition, even if all of the conditions thereto are not satisfied.

Accordingly, we have no certainty when such transactions (and the effectiveness of our related obligations under the separation agreement and the merger agreement) will occur or if they will occur at all.

Board and committee representation

As discussed under “—Certain Stockholder Rights to Nominate Directors,” Flex has the right, but not the obligation, to nominate (a) a majority of our directors, and to designate the chairman of our board of directors as long as Flex beneficially owns 50% or more of the combined voting power of our outstanding common stock, (b) 40% of our directors, as long as Flex beneficially owns 40% or more, but less than 50% of the combined voting power of our outstanding common stock, (c) 40% of our directors, as long as Flex beneficially owns 30% or more, but less than 40% of the combined voting power of our outstanding common stock, (d) 30% of our directors, as long as Flex beneficially owns 20% or more, but less than 30% of the combined voting power of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

our outstanding common stock, and (e) 20% of our directors, as long as Flex beneficially owns 10% or more, but less than 20% of the combined voting power of our outstanding common stock.

For so long as Flex beneficially owns more than 50% of the combined voting power of our outstanding common stock, Flex’s designees will comprise a majority of each committee (so long as the Flex designees comply with the applicable director independence requirements under applicable law, after taking into account all “controlled company” exemptions under the rules of the applicable stock exchange). In addition, for so long as Flex beneficially owns less than a majority but at least 5% of the total voting power of our outstanding common stock, Flex is entitled to include at least one of its designees on each committee of the board.

Flex will have the right, for so long as Flex beneficially owns 5% or more of our outstanding common stock and none of Flex’s designees are serving on our board of directors, to inspect and review our books and records and to discuss the affairs, finances and condition of the Company with the officers of the Company. In addition, Flex will be granted access to our auditors, directors and officers and quarterly financial reports. Finally, Flex will have the right to receive copies of all materials provided to our board of directors and its committees, access to our officers and directors for consultation with respect to the business and affairs of the Company, subject to certain exceptions, information with respect to certain corporate actions and the right to consult in advance with us with respect to such actions, and access to budgets and periodic information packages relating to our operations and cash flows.

Financial reporting covenants

We have agreed to comply with certain covenants relating to our financial reporting for so long as Flex is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting. These covenants include, among others, covenants regarding:

•	delivery or supply of monthly, quarterly and annual financial information and annual budgets and financial projections to Flex;

•	conformity with Flex’s financial presentation and accounting policies;

•	disclosure of information about our financial controls to Flex;

•	provision to Flex of access to our auditors and certain books and records related to internal accounting controls or operations;

•	cooperation with Flex to the extent requested by Flex in the preparation of Flex’s public filings and press releases; and

•

provision to Flex of advance copies of our regular annual or quarterly earnings release or any financial guidance for a current or future period and substantially final drafts of our press releases and other public statements concerning any matters that could be reasonably likely to have a material financial impact on our or our subsidiaries’ earnings, results of operations, financial condition or prospects.

Additional covenants

We have agreed that for so long as Flex beneficially owns a majority of the total voting power of our then outstanding shares with respect to the election of directors, we will not take the following actions (among others) without Flex’s prior written consent:

•

take any action that would restrict Flex’s ability to transfer its shares of our common stock or limit the rights of Flex as a stockholder of ours in a manner not applicable to our stockholders generally;

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•

issue any of our shares or equity in our subsidiaries (but may issue up to 12,857,143 shares of our Class A common stock in connection with equity awards granted pursuant to our compensation plans); provided that no issuance of our shares may result in Flex beneficially owning less than a majority of our outstanding shares of common stock (on a fully diluted basis) with respect to the election of directors;

•	pay or declare any dividend or other distribution on any of our shares of common stock or equity in our subsidiaries;

•

merge or consolidate with or into any other entity, or transfer all or substantially all of our subsidiaries’ assets, taken as a whole, to another entity, or undertake any transaction that would constitute a “change of control” as defined in our or our subsidiaries’ debt agreements;

•

enter into any negotiations, agreements or arrangements (other than a distribution or other disposition or exchanges pursuant to the Exchange Agreement) that could reasonably expected to result in Yuma owning directly or indirectly less than 51% of the LLC Units;

•	acquire or dispose of (i) any properties or assets outside the ordinary course of business or (ii) any equity interests in a single or a series of related transactions;

•	acquire or dispose of any properties or assets in the ordinary course of business consistent with past practices aggregating to $15 million or more during a calendar year;

•	hire or terminate any executive officer of the Company or designate any new executive officer of the Company;

•	amend our amended and restated certificate of incorporation and bylaws, or our subsidiaries’ organizational documents, in a manner that adversely affects Flex or any subsidiary of Flex;

•	change the size of our board of directors; and

•

to the extent that Flex is a party to any contracts that provide that certain actions or inactions of Flex affiliates may result in Flex being in breach of such contracts, we may not take any actions that reasonably could result in Flex being in breach of such contracts.

In addition, prior to the date on which Flex ceases to beneficially own a majority of the total voting power of our then outstanding shares with respect to the election of directors, we are required to consistently implement and maintain Flex’s business practices and standards in accordance with Flex’s policies and procedures (but may apply materiality thresholds lower than those contained in Flex’s policies and procedures), and we are required to take certain actions to comply with anti-corruption law (including to maintain a compliance and ethics program reasonably equivalent to Flex’s compliance and ethics program).

Pursuant to the separation agreement, for so long as Flex owns at least 20% of our then outstanding shares of common stock, Flex may transfer all or any portion of its rights relating to the financial reporting and additional covenants and certain other rights under the separation agreement described above so long as the transferee would hold at least 10% of our then outstanding shares of common stock.

No restriction on competition

None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

No hire and no solicitation

Subject to customary exceptions, neither we nor Flex will, without the consent of the other party, recruit or solicit an employee of the other party or its subsidiaries for a period of 12 months following the IPO.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Corporate opportunities

For so long as Flex beneficially owns at least 10% of the total voting power of our outstanding shares with respect to the election of directors or has any directors, officers or employees who serve on our board of directors, our board of directors will renounce any interest or expectancy of ours in any corporate opportunities that are presented to Flex or any of its directors, officers or employees in accordance with Section 122(17) of the DGCL.

Dispute resolution

If a dispute arises between us and Flex under the separation agreement, we and Flex will negotiate to resolve any disputes for a reasonable period of time.

Term/termination

The term of the separation agreement is indefinite and it may only be terminated or amended with the prior written consent of both Flex and us.

Separation costs

Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred by us or our subsidiaries or Flex or any subsidiary of Flex, that Flex determines, in its reasonable discretion, were incurred in connection with, or as required by, the preparation, execution, delivery and implementation of the separation agreement, any ancillary agreement, the IPO or the consummation of the internal reorganization transaction described herein are to be borne and paid by us.

Treatment of intercompany loans and advances

All loans and advances between Flex or any subsidiary of Flex (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, have been terminated other than certain loans and advances that are scheduled to the separation agreement to remain outstanding following the separation.

Other matters governed by the Separation Agreement

Other matters governed by the separation agreement include confidentiality and access to and provision of records.

Transition services agreement

We and the LLC entered into a transition services agreement with Flextronics International USA, Inc. (“FIUI”) on February 1, 2022, pursuant to which FIUI and its subsidiaries will provide us and our subsidiaries with various services. The charges for transition services are generally calculated to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the service.

The transition services agreement terminates on the expiration of the term of the last service provided under it, unless earlier terminated by either party under certain circumstances, including in the event of an uncured material breach by the other party. Pursuant to an amendment to the transition services agreement effective February 1, 2023, the term for the services continues through January 2024. We can generally terminate any individual service prior to the scheduled expiration date, subject to a minimum notice period of 30 days.

Employee matters agreement

We and the LLC entered into an employee matters agreement with Flex that governs our and Flex’s compensation and employee benefit obligations with respect to the employees and other service providers of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

each company, and generally allocates liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

Outstanding Flex awards and plans

The employee matters agreement provides for the treatment of outstanding Flex equity awards held by our employees upon completion of a subsequent distribution or disposition of Flex’s retained beneficial interest in the LLC (if pursued). Under the terms of the employee matters agreement, at the time of such distribution, we will assume outstanding options, RSUs and PSUs granted to our employees pursuant to the Flex’s 2017 Equity Incentive Plan (or other applicable equity incentive plan of Flex), which will be converted into options, RSUs and PSUs to purchase or receive an adjusted number of shares of our Class A common stock pursuant to the LTIP (or other applicable equity incentive plan of Nextracker).

Pursuant to such terms, the converted PSUs will remain subject to time-based vesting conditions, but all pre-existing performance-based vesting conditions will be determined immediately prior to such distribution and be based on the performance-based vesting conditions that applied to such PSUs at such time. The employee matters agreement also sets forth (i) the general periods during which our employees may continue to participate in benefit plans sponsored or maintained by Flex, and (ii) the related timing for when our employees will commence participation in our respective benefit plans.

General matters

The employee matters agreement also sets forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

Term and termination

The term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Flex and us.

Registration rights agreement

We entered into a registration rights agreement with Yuma, Yuma Sub and TPG (together with their permitted transferees, the “selling stockholders”) pursuant to which we granted the selling stockholders certain registration rights with respect to any of our Class A common stock owned by them (including upon exchange of LLC Common Units and shares of Class B common stock held by them).

Demand and shelf registration

The selling stockholders are able to request registration under the Securities Act of all or any portion of our shares covered by the agreement, and we will be obligated to register such shares as requested by the selling stockholders, subject to limitations on minimum offering size and certain other limited exceptions. We are not required to honor any of these demand registrations if we have effected a registration within the preceding 75 days. The selling stockholders will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Additionally, the selling stockholders are entitled to shelf registration rights whereby, once we are eligible to file a registration statement on Form S-3, the selling stockholders may request that we file a shelf registration statement and have such shelf registration statement declared effective to register the sale of all or a portion of such selling stockholder’s registrable securities.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Piggy-back registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our Class A common stock, the selling stockholders will have the right to include their shares of our Class A common stock in that offering subject to certain exceptions including underwriter cutback provisions.

Registration expenses and procedures

We will be generally responsible for all expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. The selling stockholders are responsible for any applicable underwriting discounts, commissions or fees, and any stock transfer taxes and fees and expenses of any persons retained by them. The registration rights are subject to customary restrictions and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter.

Indemnification

Generally, the agreement contains indemnification and contribution provisions by us for the benefit of selling stockholders and their affiliates and, in limited situations, by each selling stockholder for the benefit of us and our controlled affiliates with respect to the information provided by such selling stockholder included in any registration statement, prospectus or related document.

Transfer

If a selling stockholder transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to such transferees, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement held or beneficially owned by selling stockholders and their permitted transferees until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold pursuant to Rule 144 or Rule 145 under the Securities Act;

•

such selling stockholder and its affiliates hold or beneficially own less than 1% of the then issued and outstanding shares of Class A common stock and such shares may be sold pursuant to Rule 144 under the Securities Act without being subject to the manner of sale and volume limitations in such rule;

•	such shares cease to be outstanding; or

•

such shares have been otherwise transferred, do not bear a legend restricting transfer and may be publicly resold without registration under the Securities Act and without being subject to any volume limitations or manner of sale restrictions under Rule 144.

Other related party agreements

Merger agreement

We have entered into the merger agreement with Flex, Yuma and Merger Sub. Pursuant to the merger agreement, among other matters, Flex has the right, but not the obligation, to effect a merger of Yuma with

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Merger Sub, with Yuma surviving the merger as our wholly-owned subsidiary, in a transaction intended to qualify for tax-free treatment under Section 368(a) of the Code.

Merger Notice

The effectiveness of our obligations under the merger agreement are subject to Flex’s delivery of a written notice to us that Flex has determined to exercise its right to effect the Merger, which Flex may deliver in its sole discretion at any time. However, at any time following delivery of such notice and prior to the consummation of the Merger, Flex, in its sole discretion, may rescind such notice, whereafter the merger agreement would remain in full force and effect. The merger agreement further provides Flex the right to deliver a subsequent notice to us to effect the Merger and the other transactions contemplated by the merger agreement, whereupon our obligations under the merger agreement would recommence in full.

Merger Distribution

The merger agreement provides Flex the option in its sole discretion, to effect (i) the distribution, including by means of a series of distributions, to the holders of record of ordinary Flex shares, one share of Yuma common stock for each ordinary Flex share held by each such holder at the applicable distribution record date, or (ii) any other distribution or series of distributions of Yuma common stock to the holders of ordinary Flex shares as determined by Flex in its sole discretion. Under the merger agreement, Flex is entitled to establish the timing of the record date and closing date for such distribution at any time prior to the consummation of the Merger and determine whether to effect such distribution at all, in each case, in its sole discretion.

Merger

The Merger would, on the terms and subject to the conditions set forth in the merger agreement (including Flex exercising its option to effect the Merger and the other transactions contemplated by the merger agreement), be effected immediately following the Merger Distribution, with such stock of Yuma being exchanged for shares of our Class A common stock in the Merger. The number of shares of our Class A common stock that would be issued to Yuma stockholders in the Merger would equal the number of shares of Class A common stock then held directly or indirectly by Yuma and its subsidiaries (assuming for such purposes that all LLC Units and shares of Class B common stock held directly or indirectly by Yuma and its subsidiaries have been exchanged for shares of Class A common stock as of immediately prior to the Merger pursuant to and in accordance with the Exchange Agreement).

Representations and Warranties

The merger agreement contains customary representations and warranties with respect to us, Flex, Yuma and Merger Sub, including with respect to the requisite approvals of each party and its stockholders in connection with the Merger and the other transactions contemplated by the merger agreement. Prior to the IPO, each of us, Flex, Yuma and Merger Sub, and the stockholders of each of us, Yuma and Merger Sub, approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger.

Covenants

The merger agreement contains customary covenants from us, Flex, Yuma and Merger Sub, including with respect to the necessary consents and authorizations to effect the Merger and the other transactions contemplated by the merger agreement, the preparation and delivery of the proxy statement with respect to the Flex shareholder meeting with respect to the approval of the Merger Distribution, the registration of shares

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

of our Class A common stock issuable to the holders of Yuma common stock in connection with the Merger and the preparation and filing of the registration statement with respect thereto, and the calling of the Flex shareholder meeting with respect to the approval of the Merger Distribution.

Conditions

Consummation of the Merger is subject to the fulfillment, on or prior to the closing of the Merger, of various conditions (any or all of which may be waived in whole or in part to the extent permitted by applicable law), including:

•	Flex exercising (and not rescinding) its option to effect the Merger;

•	the effectiveness of the registration statement with respect to the shares of our Class A common stock issuable to the holders of Yuma common stock in connection with the Merger;

•

no governmental entity having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, injunction, stipulation, decree, order or award (whether temporary, preliminary or permanent) which is then in effect and has the effect of restraining, enjoining or otherwise making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger or the other transactions contemplated by the merger agreement;

•	the approval of the Merger Distribution by the holders of ordinary Flex shares;

•	the completion of the Merger Distribution;

•	the filing with Nasdaq of a notification form for the listing of the shares of our Class A common stock issuable to the holders of Yuma common stock in connection with the Merger;

•

Flex and Yuma’s receipt of a tax opinion, dated as of the closing date of the Merger, to the effect that the Merger Distribution will qualify as tax-free under Section 355 of the Code and the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code;

•	the accuracy of each party’s representations and warranties set forth in the merger agreement (subject to customary exceptions based on materiality); and

•	the performance in all material respects by each party of its obligations under the merger agreement at or prior to the closing of the Merger.

Termination

The merger agreement may be terminated and the Merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the consummation of the Merger:

•	by Flex in its sole discretion;

•	by mutual written consent of us and Flex;

•

by us if any governmental entity has enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, injunction, stipulation, decree, order or award (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of restraining, enjoining or otherwise making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger or the other transactions contemplated by the merger agreement; or

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

•	by us upon certain material uncured breaches of the representations, warranties, covenants or agreements made by Flex in the merger agreement.

Expenses

Except as otherwise expressly provided in the merger agreement, Flex is to bear all of the costs and expenses in connection with the preparation, negotiation and execution of the merger agreement and the related transaction documents and the consummation of the Merger.

Tax Matters Agreement

If Flex undertakes the Merger Distribution, the merger agreement provides that we will enter into a tax matters agreement with Flex and Yuma as of immediately prior to the Merger Distribution, substantially in the form attached as Exhibit C to the merger agreement, which will govern the rights, responsibilities and obligations of Flex, Yuma and us with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Merger Distribution), tax attributes, tax returns, tax contests and certain other tax matters.

Tax receivable agreement

We intend to use all of the net proceeds from this offering to purchase LLC Units from Yuma and TPG as described in the section titled “Use of proceeds.” We also used all of the net proceeds from our IPO to purchase LLC Common Units from Yuma and we indirectly acquired LLC Units from TPG in connection with the IPO when certain blocker corporations affiliated with TPG each merged with a separate direct, wholly-owned subsidiary of ours in a transaction intended to qualify for tax-free treatment. Additionally, we may be required from time to time to acquire LLC Common Units together with a corresponding number of shares of our Class B common stock in exchange for our Class A common stock (or cash) pursuant to the Exchange Agreement. The LLC has an election under Section 754 of the Code in effect for taxable years in which acquisitions or exchanges of LLC Units and Class B common stock occur, including with respect to TPG’s acquisition of LLC Units and the use of the net proceeds from the IPO and this offering to purchase LLC Units and Class B common stock from Yuma. Pursuant to the election under Section 754 of the Code, transfers and exchanges of LLC Units and Class B common stock resulted, or are expected to result, in an increase in the tax basis of tangible and intangible assets of the LLC. When we acquire LLC Units and Class B common stock (whether such acquisition occurs from Yuma or pursuant to the Exchange Agreement), we expect that both the existing basis and the anticipated basis adjustments under Section 754 of the Code will increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. In addition, because TPG obtained a basis adjustment under Section 754 of the Code in connection with its acquisition of LLC Units, when we acquired those LLC Units from TPG in a tax-free transaction we inherited any such basis adjustment that remains unused, thereby producing a similar effect. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

Under the Tax Receivable Agreement, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account, and we generally are required to pay to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (i) our allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of the LLC Units, including as part of the Transactions, this offering or under the Exchange

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of the LLC Units and shares of Class B common stock (including as part of the Transactions, this offering or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG that each merged with a separate direct, wholly-owned subsidiary of Nextracker Inc. as part of the Transactions, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

For purposes of calculating the income tax savings we are deemed to realize under the Tax Receivable Agreement, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using 2% for the assumed combined state and local rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefit, subject to the adjustment described below. Furthermore, we will calculate the state and local income tax savings by applying this 2% rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement commenced upon the completion of our IPO and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the Tax Receivable Agreement, payments under the Tax Receivable Agreement are accelerated in the event that we materially breach any of our material obligations under the Tax Receivable Agreement or enter into certain transactions (as described below). Under the terms of the Tax Receivable Agreement, we may exercise our right to terminate the Tax Receivable Agreement in exchange for an early termination payment in an amount based on the present value of the anticipated future tax benefits (calculated with certain assumptions). The actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

The payment obligation under the Tax Receivable Agreement is an obligation of Nextracker Inc., not the LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate to approximately $     over 20 years from the date of this offering based on the public offering price of $                per share of our Class A common stock, which was the last reported sale price of our Class A common stock on the Nasdaq Global Select Market on                , 2023, and assuming all future exchanges of LLC Units occur at the time of this offering. Under such scenario we would be required to pay the owners of LLC Units approximately 85% of such amount, or $                 million, over the 20 year period from the date of this offering, and the yearly payments over that time would range between approximately $                 to $                 million per year. Such payments will reduce the cash provided to us by the tax savings described above. As a result, investors purchasing shares in this offering or in the public market following this offering will not be entitled to the economic benefit of the tax benefits subject to the Tax Receivable Agreement that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the tax benefits subject to the Tax Receivable Agreement). The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit (subject to the exceptions

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

described below). Payments under the Tax Receivable Agreement are not conditioned upon the ownership of us by Yuma, Yuma Sub, TPG or the TPG Affiliates (or any permitted transferees thereof).

In addition, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the Tax Receivable Agreement (although we would reduce future amounts otherwise payable under the Tax Receivable Agreement). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the Tax Receivable Agreement. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we actually realize in respect of the attributes to which the Tax Receivable Agreement relates. If there is a significant change to an applicable state tax rate as a result of a legislative change (among other conditions), the parties to the Tax Receivable Agreement will endeavor in good faith to adjust the assumed combined state and local tax rate accordingly.

The Tax Receivable Agreement provides that (1) upon certain mergers, asset sales, other forms of business combinations or other changes of control (with certain exceptions, such as the Merger Distribution and the Merger), (2) in the event that we materially breach any of our material obligations under the agreement, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the Tax Receivable Agreement in a bankruptcy or otherwise or (3) if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor’s) obligations under the Tax Receivable Agreement (with respect to all LLC Units, whether or not LLC Units together with a corresponding number of shares of Class B common stock have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. As a result, the payment may be made significantly in advance of the actual realization of such future tax savings (if any). Additionally, if Flex undertakes a tax-free distribution of Yuma (or a corporation to which Yuma is contributed), and then causes Yuma (or such corporation) to merge or consolidate with us or with a wholly-owned subsidiary of ours in a tax-free transaction, our obligations under the Tax Receivable Agreement will not accelerate but Yuma can elect in its discretion to assign its rights under the Tax Receivable Agreement to another entity (including an affiliate of Flex) prior to such distribution. If Yuma (or a corporation to which Yuma is contributed) makes this election and assigns its rights under the Tax Receivable Agreement to another entity, we would not be entitled to any payments under the Tax Receivable Agreement nor would this eliminate any of our obligations under the Tax Receivable Agreement, even though Yuma (or such corporation) would be merged with us or with a wholly-owned subsidiary of ours.

As a result of the foregoing, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We expect to use cash on hand and borrowings under our revolving credit facility to fund payments that we will be required to make under the Tax Receivable Agreement. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on the public offering price of $                per share of our Class A common stock, which was the last reported sale price of our Class A

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

common stock on the Nasdaq Global Select Market on                , 2023, and a discount rate equal to SOFR plus 100 basis points, we estimate that we would be required to pay $                million in the aggregate under the Tax Receivable Agreement.

Subject to the discussion above regarding the acceleration of payments under the Tax Receivable Agreement, payments under the Tax Receivable Agreement, if any, will generally be made on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges and other tax attributes subject to the Tax Receivable Agreement. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense and other tax attributes will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We expect to make payments under the Tax Receivable Agreement, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 100 basis points from the due date (without extensions) of such tax return.

The Tax Receivable Agreement liability recorded in our consolidated financial statements included elsewhere in this prospectus will be increased upon the aquisition or exchanges of LLC Units and shares of Class B common stock for our Class A common stock, representing approximately 85% of the estimated future tax savings we will be deemed to realize, if any, relating to the existing and increased tax basis associated with the LLC Units and other tax attributes we receive as a result of the acquisition or exchange of LLC Units and shares of Class B common stock as described above. Because the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, whether such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the Tax Receivable Agreement. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time. Decisions made by our controlling stockholder in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) under the Tax Receivable Agreement.

Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of the LLC to make distributions to us. The ability of the LLC to make such distributions will be subject to, among other things, restrictions in our debt facilities and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a rate equal to SOFR plus 500 basis points until paid (although a rate equal to SOFR plus 100 basis points will apply if the inability to make payments under the Tax Receivable Agreement is due to limitations imposed on us or any of our subsidiaries by a debt agreement to which the LLC is a party in effect on the date of this prospectus).

Side Letter

We entered into a side letter to the Tax Receivable Agreement (the “TRA Side Letter”) with the LLC, Yuma, Yuma Sub, TPG, and the TPG Affiliates (or certain assignees thereof). The TRA Side Letter provides for the payment by us to Yuma of certain amounts otherwise owed by us under the Tax Receivable Agreement that are (i) attributable to TPG’s purchase of LLC Preferred Units on February 1, 2022 or (ii) attributable to tax benefits that we are deemed to realize as a result of the payments made under the TRA Side Letter. We are obligated to provide schedules and other related information to support the calculation of amounts paid under the TRA Side

Letter. The TRA Side Letter is treated as part of the Tax Receivable Agreement and any payment made under

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

the TRA Side Letter will not result in duplicative payments made by us under the Tax Receivable Agreement, so it will not increase our obligation under the Tax Receivable Agreement.

Nextracker LLC agreement

We, Yuma, Yuma Sub and TPG entered into the Prior LLC Agreement which was amended and restated in connection with the IPO (the “LLC Agreement”).

Appointment as managing member

Under the LLC Agreement, we became a member and the manager of the LLC upon completion of the IPO. As the manager, we control all of the day-to-day business affairs and decision-making of the LLC. As such, we, through our officers and directors, are responsible for all operational and administrative decisions of the LLC and daily management of the LLC’s business. Pursuant to the terms of the LLC Agreement, we cannot be removed or replaced as the sole manager of the LLC.

Compensation, fees and expenses

We are not entitled to compensation for our services as the manager of the LLC. We are entitled to reimbursement by the LLC for any reasonable, documented out-of-pocket expenses we incur on behalf of the LLC.

Distributions

The LLC Agreement requires that tax distributions be made by the LLC to its members on a pro rata basis, except to the extent such distributions would render the LLC insolvent or are otherwise prohibited by law or any of our future debt agreements. Tax distributions are to be made on a quarterly basis, to each member of the LLC on a pro rata basis including us, based on an “assumed tax rate,” as that term is defined in the LLC Agreement, which will generally be equal to the highest marginal combined U.S. federal, state and local income tax rate applicable to a corporation doing business or an individual resident in New York, New York or San Francisco, California (whichever is greater). The LLC Agreement also allows for cash distributions to be made by the LLC (at such times as we may determine) to its members on a pro rata basis out of “available cash,” as that term is defined in the agreement. We expect the LLC may make distributions out of available cash periodically.

Transfer restrictions

The LLC Agreement generally does not permit transfers of LLC Common Units by members, except for transfers to permitted transferees and other limited exceptions. The LLC Agreement may impose additional restrictions on transfers that would cause the LLC to be treated as a “publicly-traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Common Units that were transferred to such transferee in such permitted transfer. The LLC Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a “Pubco Offer,” is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Units (other than us) shall be permitted to participate in such Pubco Offer by delivering a participation notice, which shall be effective immediately prior to, and contingent upon, the

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

consummation of such Pubco Offer. If a Pubco Offer is proposed by Nextracker Inc., then Nextracker Inc. is required to use its reasonable best efforts to enable and permit the holders of such LLC Units (other than us) to participate in such Pubco Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of LLC Units be entitled to receive aggregate consideration for each LLC Common Unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Pubco Offer.

Except for certain exceptions, any transferee of LLC Units must assume, by operation of law or executing a joinder to the LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the LLC Agreement even if the transferee is not admitted as a member of the LLC. Any direct transferee shall not have any rights as a member of the LLC unless and until such transferee is admitted as a member pursuant to the LLC Agreement.

Ratio of Shares of Class A common stock and Class B common stock to LLC Common Units

Except as otherwise determined by us, the LLC Agreement requires that we and the LLC at all times maintain a one-to-one ratio between (a) the number of shares of Class A common stock outstanding and the number of LLC Common Units owned by us and (b) the number of shares of Class B common stock owned by affiliates of Flex and TPG and their permitted transferees and the number of LLC Common Units owned by affiliates of Flex and TPG and their permitted transferees. This ratio requirement disregards (x) shares of our Class A common stock under unvested awards issued by us, (y) treasury stock, and (z) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock or Class B common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of the LLC. Except as otherwise determined by us, if we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the LLC Agreement, we as manager of the LLC have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding LLC Common Units we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. Except as otherwise determined by us, if we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in the LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Except as otherwise determined by us, the LLC will be prohibited from undertaking any subdivision (by any split of LLC Common Units, distribution of LLC Common Units, reclassification, recapitalization or similar event) or combination (by reverse split of LLC Common Units, reclassification, recapitalization or similar event) of the LLC Common Units, Class A common stock or Class B common stock that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of LLC Common Units owned by us and the number of outstanding shares of our Class A common stock and (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of LLC Common Units owned by affiliates of Flex and TPG and their permitted transferees and the number of outstanding shares of our Class B common stock, as applicable, in each case, subject to exceptions.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Issuance of LLC Common Units upon exercise of options or issuance of other equity compensation

Upon the exercise of options issued by us (as opposed to options issued by the LLC), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from the LLC a number of LLC Common Units equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of the LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution in the LLC equal to the aggregate value of such shares of Class A common stock and the LLC will issue to us a number of LLC Common Units equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of the LLC or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to the LLC (or the applicable subsidiary of the LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of the LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to the LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, the LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in the LLC equal to the purchase price for such shares in exchange for an equal number of LLC Common Units.

Dissolution

The LLC Agreement provides that the consent of Nextracker Inc. as the managing member of the LLC and members holding at least a majority of the LLC Common Units then outstanding and entitled to vote is required to voluntarily dissolve the LLC. In addition to a voluntary dissolution, the LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay debts and liabilities owed to creditors of the LLC (other than members), including all expenses incurred in connection with the liquidation and (2) second, to the members pro rata in accordance with their respective percentage ownership interests in the LLC (as determined based on the number of LLC Common Units held by a member relative to the aggregate number of all outstanding LLC Common Units).

Confidentiality

Each of the Members have agreed to maintain the confidentiality of the LLC’s confidential information. This obligation excludes information independently developed, information that is part of public knowledge or otherwise obtained prior to disclosure under the LLC Agreement.

Indemnification

The LLC Agreement provides for indemnification of the manager, members and officers of the LLC.

Amendments

In addition to certain other requirements and exceptions, our consent, as manager, and the affirmative vote or consent of members holding at least a majority of the LLC Common Units then outstanding and entitled to vote will generally be required to amend, supplement or modify the LLC Agreement.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Exchange agreement

We, the LLC, Yuma, Yuma Sub and TPG entered into the Exchange Agreement substantially concurrently with the consummation of the IPO under which Yuma, Yuma Sub and TPG (or certain permitted transferees thereof) have the right, subject to the terms of the Exchange Agreement, to require the LLC to exchange LLC Common Units (together with a corresponding number of shares of Class B common stock) for newly-issued shares of our Class A common stock on a one-for-one basis, or, in the alternative, we may elect to exchange such LLC Common Units (together with a corresponding number of shares of Class B common stock) for cash equal to the product of (i) the number of LLC Common Units (together with a corresponding number of shares of Class B common stock) being exchanged, (ii) the then-applicable exchange rate under the Exchange Agreement (which was initially one and is subject to adjustment) and (iii) the Class A common stock value (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, reverse splits, stock dividends, reclassifications and other similar transactions. However, in the event of an exchange request by an exchanging holder, Nextracker Inc. may at its option effect a direct exchange of shares of Class A common stock for LLC Common Units and shares of Class B Common Stock in lieu of such exchange or make a cash payment to such exchanging holder, in each case pursuant to the same economic terms applicable to an exchange between the exchanging holder and the LLC.

The Exchange Agreement also provides that as a general matter Yuma, Yuma Sub and TPG (or any such permitted transferee thereof) do not have the right to exchange LLC Common Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which such owner may be subject, including the LLC Agreement. We may also prevent an exchange or add or modify exchange procedures if we or the LLC, in consultation with our respective tax advisor, reasonably determine that absent such action it is likely that the LLC would be treated as a “publicly traded partnership” for U.S. federal income tax purposes provided that we and the LLC shall first consult in good faith with the party exchanging LLC Common Units in order to attempt to ameliorate the cause of such risk. We or the LLC, however, are not permitted to prevent an exchange or add or modify exchange procedures if the party exchanging LLC Common Units obtains an opinion, in form and substance reasonably satisfactory to us and the LLC, from a nationally recognized tax advisor that absent such action the LLC should not be treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Common Units and Class B common stock for shares of Class A common stock, the number of LLC Common Units held by Nextracker Inc. will correspondingly increase as the LLC issues new LLC Common Units to Nextracker Inc. simultaneously with Nextracker Inc.’s delivery of Class A common stock to the exchanging holder.

General business agreement

We and an affiliate of Flex (the “Flex affiliate”) are parties to a general business agreement (the “General Business Agreement”) which governs the terms and conditions for the Flex affiliate’s services to us in procuring components, parts, raw materials and subassemblies, manufacturing, assembling, and testing products pursuant to mutually agreed upon written specifications between us and the Flex affiliate.

The General Business Agreement formalized our historical business practices related to the purchases of certain components and services from Flex affiliates as disclosed in our Consolidated Financial Statements. The General Business Agreement is renewable automatically for successive one-year periods, unless a party provides written notice to the other party that such party does not intend to renew the agreement at least 180 days prior to the end of any term. In consideration of the performance of such services, we expect to compensate the Flex affiliate approximately $60.0 to $70.0 million per year for fiscal years 2024 and 2025. This amount may increase in the event we request additional services under the General Business Agreement.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Umbrella agreement

We, the LLC, Flex and an affiliate of Flex entered into an umbrella agreement (the “Umbrella Agreement”) that governs the terms, conditions and obligations of a strategic commercial relationship between us and Flex for the sale of our solar trackers in Brazil. The Umbrella Agreement is renewable automatically for successive one-year periods, unless a party provides written notice to the other parties that such party does not intend to renew within at least ninety days prior to the end of any term. We invoiced the Flex affiliate approximately $24.0 million for its sales agent activity services performed on our behalf in Brazil for the period from the IPO to the end of fiscal year 2023.

Executive officer and director compensation arrangements

See “Compensation Discussion and Analysis” for information regarding compensation arrangements with our executive officers and directors, which include, among other things, employment, termination of employment and change in control arrangements, stock awards, stock options and certain other benefits.

Director and executive officer indemnification

Our amended and restated certificate of incorporation provides for indemnification for directors and certain officers to the fullest extent permitted by law. We previously entered into indemnification agreements with each director and executive officer and certain other officers. Such agreements provide, among other things, our officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted by law, including to the extent they serve at our request as directors, officers, employees or other agents at another corporation or enterprise, as the case may be, to the fullest extent permitted by law.

Policies and procedures for related party transactions

Our Board has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•

any person who is or was since the beginning of the last fiscal year for which the Company has filed an Annual Report on Form 10-K and proxy statement an executive officer or director of the Company or a nominee for director of the Company;

•	a beneficial owner of 5% or more of any class of voting securities of the Company; or

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock.

We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any actual or potential conflicts of interest that may exist from time to time. Specifically, pursuant to our Audit Committee charter, our Audit Committee has the responsibility to review related person transactions.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Description of capital stock

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, as well as all applicable provisions of the DGCL. Because this is only a summary, it may not contain all the information that is important to you.

General

Our certificate of incorporation authorizes 1,400,000,000 shares of common stock which will be a single class of common stock subdivided into two series comprised of 900,000,000 shares designated as Class A common stock, par value $0.0001 per share, and 500,000,000 shares designated as Class B common stock, par value $0.0001 per share. Our certificate of incorporation also authorizes 50,000,000 shares of undesignated preferred stock, par value $0.0001 per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors (the “Board”).

As of      , 2023, there were outstanding                shares of Class A common stock, 98,204,522 shares of Class B common stock and no shares of preferred stock outstanding. The number of shares of common stock to be outstanding after this offering excludes 12,857,143 shares of Class A common stock available for future issuance under our Equity Incentive Plan.

Class A common stock

Holders of our Class A common stock are entitled to the rights set forth below.

Voting rights

Each holder of our Class A common stock is entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders do not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

Dividends

Subject to any preferential rights of any outstanding preferred stock, holders of our Class A common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our Class A common stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock. For additional information see “Dividend policy” and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

No preemptive or similar rights

Holders of our Class A common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class A common stock.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Ratio of shares of Class A common stock to LLC Common Units

Our amended and restated certificate of incorporation and the LLC Agreement requires that we and the LLC at all times maintain a one-to- one ratio between the number of shares of Class A common stock outstanding and the number of LLC Common Units owned by us, except as otherwise determined by us.

Class B common stock

Holders of our Class B common stock are entitled to the rights set forth below. Immediately after this offering, Yuma will own                %, Yuma Sub will own                % and TPG will own                %, respectively (or                %,                % and                %, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), of the outstanding shares of our Class B common stock. Only Yuma, Yuma Sub, TPG and each of their permitted transferees of Class B common stock will be permitted to hold shares of our Class B common stock.

Voting rights

Each holder of our Class B common stock is entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders do not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

We entered into the separation agreement with Flex, which gives our controlling stockholder the right to nominate a majority of our directors as long as our controlling stockholder beneficially owns 50% or more of the total voting power of our outstanding common stock and specifies how our controlling stockholder’s nominations rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases. See the section titled “Certain relationships and related party transactions—The Separation Agreement—Board and committee representation.” As of March 31, 2023, before giving effect to this offering, Flex owned approximately 61.4% of the voting power of our total voting power of our outstanding common stock.

Dividends

The holders of outstanding shares of Class B common stock do not have any right to receive dividends or any distribution upon our liquidation, dissolution or winding-up.

No preemptive or similar rights

Holders of our Class B common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class B common stock.

Ratio of shares of Class B common stock to LLC Common Units

Our amended and restated certificate of incorporation and the LLC Agreement requires that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by Yuma, Yuma Sub, TPG and each of their permitted transferees and the number of LLC Common Units owned by Yuma, Yuma Sub, TPG and each of their permitted transferees, except as otherwise determined by us.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Combined voting of Class A common stock and Class B common stock

Except as otherwise required by applicable law, holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our common stockholders. For the avoidance of doubt, our Class A common stock and Class B common stock are separate series within the single class of common stock. Subject to the rights of the holders of any series of preferred stock then outstanding, the number of authorized shares of common stock, Class A common stock, Class B common stock and preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of our stock entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any of the Class A common stock, Class B common stock, common stock or preferred stock voting separately as a class or series shall be required therefor.

Upon the completion of this offering, and assuming no exercise of the underwriters’ option to purchase                 additional shares of Class A common stock, holders of shares of our Class A common stock will hold approximately                % of the total outstanding shares of our common stock and holders of shares of our Class B common stock will hold approximately                % of the total outstanding shares of our common stock.

If the underwriters exercise in full their option to purchase an additional                shares of Class A common stock, holders of our Class A common stock will hold approximately                % of the total outstanding shares of our common stock and holders of our Class B common stock will hold approximately                % of the total outstanding shares of our common stock.

Preferred stock

Under the terms of our amended and restated certificate of incorporation, the Board is authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue up to 50,000,000 shares of preferred stock in one or more series without further action by the holders of our common stock. The Board has the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-takeover effects of various provisions of Delaware law and our certificate of incorporation and bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with Board. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover statute.    We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business

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combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of our Class A common stock held by our stockholders.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, Flex and its affiliates have been approved by our Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203. For so long as Flex beneficially owns a majority of the total voting power of our outstanding shares, and therefore has the ability to designate a majority of the Board, directors designated by Flex to serve on the Board would have the ability to pre-approve other parties, including potential transferees of Flex’s shares of our common stock, so that Section 203 would not apply to such other parties.

Classified board.    Our amended and restated certificate of incorporation provides that our Board is divided into three classes. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders, which will be held on September 20, 2023. The directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2024, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2025. Commencing with the first annual meeting of stockholders following our IPO, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of directors.    Our amended and restated certificate of incorporation provides that our stockholders may remove our directors only for cause, by an affirmative vote of holders of at least the majority of our voting stock then outstanding.

Amendments to certificate of incorporation.    Our amended and restated certificate of incorporation provides that, from and after such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon (the “Trigger Event”), the affirmative vote of the holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of

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vacancies with respect to the Board, the calling of special meetings of stockholders, certain relationships and transactions with Flex, stockholder action by written consent, forum selection, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendments to bylaws.    Our amended and restated certificate of incorporation and bylaws provide that, from and after such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon, our amended and restated bylaws may only be amended by the Board or by the affirmative vote of holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class. Our amended and restated bylaws also provides for advance notice to be given for nominations for elections of directors and stockholder action by written consent.

Size of board and vacancies.    Our amended and restated certificate of incorporation provides that the Board will consist of not less than three (3) nor greater than fifteen (15) directors, the exact number of which will be fixed exclusively by the Board. Any vacancies created in the Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by an affirmative vote of a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Board will hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation, retirement, removal or disqualification.

Special stockholder meetings.    Our amended and restated certificate of incorporation provides that special meetings of stockholders may be called only by (a) the secretary at the direction of a majority of the directors then in office, at any time, (b) the chairperson of our board of directors, at any time, or (c) until the Trigger Event, the secretary at the written request of the holders of a majority of the voting power of the then outstanding voting stock, and special meetings may not be called by any other person. Stockholders may not call special stockholder meetings from and after the occurrence of the Trigger Event.

Stockholder action by written consent.    Our amended and restated certificate of incorporation provides that, until the Trigger Event, with respect to any action required or permitted to be taken at any annual meeting or special meeting of stockholders our stockholders may act by written consent.

Requirements for advance notification of stockholder nominations and proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, our amended and restated bylaws require that candidates for election as director disclose their qualifications and make certain representations.

No cumulative voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated preferred stock.    The authority that the Board possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Choice of forum.    Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum the Court of Chancery of the State of Delaware (or, if the Court

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of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision does not apply to any claim to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. See the section titled “Risk factors—Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Conflicts of interest; corporate opportunities

In order to address potential conflicts of interest between us and Flex, our amended and restated certificate of incorporation contains certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Flex and its directors, officers and/or employees and our rights, powers, duties and liabilities and those of our directors, officers, employees and stockholders in connection with our relationship with Flex. In general, these provisions recognize that we and Flex may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Flex will continue to have contractual and business relations with each other, including directors, officers and/or employees of Flex serving as our directors, officers and/or employees.

Our amended and restated certificate of incorporation provides that Flex has no duty to communicate information regarding a corporate opportunity to us or to refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors. Moreover, our amended and restated certificate of incorporation provides that for so long as Flex owns at least 10% of the total voting power of our outstanding shares with respect to the election of directors or otherwise has one or more directors, officers or employees serving as our director, officer or employee, in the event that any of our directors, officers or employees who is also a director, officer or employee of Flex acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and Flex, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and we, to the fullest extent permitted by law, renounce any interest or expectancy in such business opportunity, and waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, if he or she acts in a manner consistent with the following policy: such corporate opportunity offered to any person who is our director, officer or employee and who is also a director, officer or employee of Flex shall belong to us only if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and otherwise shall belong to Flex.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Our amended and restated certificate of incorporation also provides for special approval procedures that may be utilized if it is deemed desirable by Flex, us, our affiliates or any other party, that we take action with specific regard to transactions or opportunities presenting potential conflicts of interest, out of an abundance of caution, to ensure that such transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed. Specifically, we may employ any of the following special procedures:

•

the material facts of the transaction and the director’s, officer’s or employee’s interest are disclosed or known to the Board or duly appointed committee of the Board and the Board or such committee authorizes, approves or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

•	the material facts of the transaction and the director’s interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

Any person purchasing or otherwise acquiring any interest in any shares of our common stock will be deemed to have consented to these provisions of the amended and restated certificate of incorporation.

Limitations on liability, indemnification of officers and directors and insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws also provides that we must indemnify and advance reasonable expenses to its directors and, subject to certain exceptions, officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation expressly authorizes us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

We have also entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and indemnification agreements may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public

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offerings to raise additional capital, to fund acquisitions and as employee compensation. As noted above, the existence of authorized but unissued shares of common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.

Listing

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “NXT.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares available for future sale

We cannot predict with certainty the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price prevailing from time to time. In addition, Flex has sole discretion in effecting any subsequent distribution or disposition of its retained beneficial interest in the LLC, including through a distribution or disposition of our shares. The sale or other availability of substantial amounts of our Class A common stock in the public market or the perception that such sales could occur could adversely affect the prevailing market price of the Class A common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have                     shares of Class A common stock outstanding. Subject to any restrictions under the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144 described below, all of the shares of our Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

Sale of restricted shares

All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.

Immediately following the completion of this offering, Flex will beneficially own                % of our outstanding common stock. Shares beneficially owned by Flex will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreements described below, Flex will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our Class A common stock.

We have entered into a registration rights agreement with affiliates of Flex and TPG that requires us to register under the Securities Act the resale of shares of our Class A common stock, subject to the lock-up agreements described below. See the section titled “Certain relationships and related party transactions—Registration rights agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Rule 144

The shares of our Class A common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. In general, for sales of restricted shares, a person who is not one of our affiliates who has beneficially owned shares of our Class A common stock for at least six months may sell those shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates and has not been at any time during the three months immediately preceding a proposed sale of restricted shares, and who has beneficially owned shares of our Class A common stock for at least one year, would be entitled to sell an unlimited number of

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those shares without restriction. Our affiliates who have beneficially owned shares of our Class A common stock for at least six months are entitled to sell within any three-month period a number of those shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after completion of this offering; and

•	the average weekly trading volume of our Class A common stock on Nasdaq during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares by affiliates under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our Class A common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares.

Registration statement on Form S-8

On February 13, 2023, we filed a registration statement on Form S-8 to register the issuance of an aggregate of 12,857,143 shares of our Class A common stock reserved for issuance under our Equity Incentive Plan. Such registration statement became effective upon filing with the SEC, and shares of our Class A common stock covered by such registration statement are eligible for resale in the public market, subject to the lock-up agreements described in this prospectus.

Lock-up agreements

We, our executive officers and directors and Flex and TPG have agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. we and they will not, subject to certain exceptions and extensions, during the period ending 90 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. J.P. Morgan Securities LLC and BofA Securities, Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of our Class A common stock subject to the lock-up. See “Underwriting.”

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Material U.S. federal income tax considerations for non-U.S. holders of our Class A common stock

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that was acquired in this offering and that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined under the Code have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner and the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the tax laws of any state, local or other taxing jurisdiction.

Dividends

We do not anticipate paying any cash dividends to holders of our Class A common stock in the foreseeable future. See the section titled “Dividend policy.” If we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our Class A common stock, the

Confidential Treatment Requested by Nextracker Inc.

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distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on disposition of Class A common stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of Class A common stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch

Confidential Treatment Requested by Nextracker Inc.

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profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming, a “United states real property holding corporation.” If we are or become a “United States real property holding corporation at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period,” however, so long as our Class A common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who holds or held more than 5% of our Class A common stock during the time period specified above will be subject to U.S. federal income tax on the sale or other disposition of our Class A common stock.

Information reporting and backup withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional withholding requirements under FATCA

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons are subject to, and fail to comply with, certain information reporting requirements. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends.

Payments of dividends that you receive in respect of shares of our Class A common stock could be affected by this withholding if you are subject to FATCA information reporting requirements and fail to comply with them or

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

if you hold shares of our Class A common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Proposed Treasury regulations, which may be relied upon until final regulations are issued, eliminate withholding on payments of gross proceeds. An intergovernmental agreement between the United States and your country of residence (or the country of residence of the non-U.S. person receiving payments on your behalf) may modify the requirements described above. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding that application of FATCA and whether they may be relevant to your ownership and disposition of our Class A common stock.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Underwriting

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.

Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the public offering price. After the offering of the shares to the public, if all of the shares are not sold at the offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                    additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $                per share. The following table shows the per share and total underwriting fee to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $     which will be paid by Flex. The underwriters have agreed to pay a portion of the expenses incurred in this offering.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exercisable or exchangeable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of each of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 90 days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of Class A common stock or securities convertible into or exercisable for shares of Class A common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of equity awards (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, PSUs, or other equity awards and the issuance of shares of Class A common stock or securities convertible into or exercisable or exchangeable for shares of Class A common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of Class A common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, Class A common stock, in acquisitions or other similar strategic transactions and the filing with or confidential submission to the SEC of a registration statement in connection therewith, provided that such recipients enter into a lock-up agreement with the underwriters; (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; (v) facilitating the establishment of trading plans pursuant to Rule 10b5-1 under the Exchange Act; (vi) the filing with or confidential submission of a registration statement relating to the subsequent distribution or dispositions described herein, provided that no securities may be sold or exchanged pursuant to such registration statement during the 90-day restricted period; or (vii) the issuance of shares pursuant to the terms of the Exchange Agreement or the LLC Agreement as described in this prospectus.

Our directors and executive officers, Flex and TPG (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 90 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of each of J.P. Morgan Securities LLC and BofA Securities, Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC (collectively with the Class A common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members, stockholders or limited partners of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of Class A common stock (including “net” or “cashless” exercise), including for the payment of exercise price and/or tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exchange of Class B common stock and LLC Units for Class A common stock in accordance with the Exchange Agreement; (c) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of Class A common stock or warrants to acquire shares of Class A common stock, provided that any Class A common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (e) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period; and (f) the demand for or exercise of any right with respect to any confidential or non-public submission for the registration of the Class A common stock.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

J.P. Morgan Securities LLC and BofA Securities, Inc. may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a

Confidential Treatment Requested by Nextracker Inc.

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view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Monaco

The shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Company. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to prospective investors in New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMC Act”). The shares may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;
•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;
•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;
•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or
•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the account or the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) by the Monetary Authority of Singapore and the offer of the shares in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA;

Confidential Treatment Requested by Nextracker Inc.

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(b)	to an accredited investor (as defined in Section 4A of the SFA) (an “Accredited Investor”) or other relevant person (as defined in Section 275(2) of the SFA) (a “Relevant Person”) pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the shares are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)	a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the shares except:

(i)	to an Institutional Investor or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the People’s Republic of China (“PRC”) and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007.

Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Bermuda

The shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the issuer. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to prospective investors in The Bahamas

The shares may not be offered or sold in The Bahamas via a public offer. The shares may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a): the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

Section 96 (1) (b): the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Chile

THESE SHARES ARE PRIVATELY OFFERED IN CHILE PURSUANT TO THE PROVISIONS OF LAW 18,045, THE SECURITIES MARKET LAW OF CHILE, AND NORMA DE CARÁCTER GENERAL NO. 336 (“RULE 336”), DATED JUNE 27, 2012, ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (“SVS”), THE SECURITIES REGULATOR OF CHILE, TO RESIDENT QUALIFIED INVESTORS THAT ARE LISTED IN RULE 336 AND FURTHER DEFINED IN RULE 216 OF JUNE 12, 2008 ISSUED BY THE SVS.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

PURSUANT TO RULE 336 THE FOLLOWING INFORMATION IS PROVIDED IN CHILE TO PROSPECTIVE RESIDENT INVESTORS IN THE OFFERED SECURITIES:

1.	THE INITIATION OF THE OFFER IN CHILE IS , 2023.

2.	THE OFFER IS SUBJECT TO NCG 336 OF JUNE 27, 2012 ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (SUPERINTENDENCY OF SECURITIES AND INSURANCE OF CHILE).

3.	THE OFFER REFERS TO SECURITIES THAT ARE NOT REGISTERED IN THE REGISTRO DE VALORES (SECURITIES REGISTRY) OR THE REGISTRO DE VALORES EXTRANJEROS (FOREIGN SECURITIES REGISTRY) OF THE SVS AND THEREFORE:

a.	THE SECURITIES ARE NOT SUBJECT TO THE OVERSIGHT OF THE SVS; AND

b.	THERE ISSUER THEREOF IS NOT SUBJECT TO REPORTING OBLIGATION WITH RESPECT TO ITSELF OR THE OFFERED SECURITIES.

4.	THE SECURITIES MAY NOT BE PUBLICLY OFFERED IN CHILE UNLESS AND UNTIL THEY ARE REGISTERED IN THE SECURITIES REGISTRY OF THE SVS.

INFORMACIÓN A LOS INVERSIONISTAS RESIDENTES EN CHILE

LOS VALORES OBJETO DE ESTA OFERTA SE OFRECEN PRIVADAMENTE EN CHILE DE CONFORMIDAD CON LAS DISPOSICIONES DE LA LEY N° 18.045 DE MERCADO DE VALORES, Y LA NORMA DE CARÁCTER GENERAL N° 336 DE 27 DE JUNIO DE 2012 (“NCG 336”) EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE, A LOS “INVERSIONISTAS CALIFICADOS” QUE ENUMERA LA NCG 336 Y QUE SE DEFINEN EN LA NORMA DE CARÁCTER GENERAL N° 216 DE 12 DE JUNIO DE 2008 EMITIDA POR LA MISMA SUPERINTENDENCIA.

EN CUMPLIMIENTO DE LA NCG 336, LA SIGUIENTE INFORMACIÓN SE PROPORCIONA A LOS POTENCIALES INVERSIONISTAS RESIDENTES EN CHILE:

1.	LA OFERTA DE ESTOS VALORES EN CHILE COMIENZA EL DÍA DE 2023.

2.	LA OFERTA SE ENCUENTRA ACOGIDA A LA NCG 336 DE FECHA ECHA 27 DE JUNIO DE 2012 EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS.

3.	LA OFERTA VERSA SOBRE VALORES QUE NO SE ENCUENTRAN INSCRITOS EN EL REGISTRO DE VALORES NI EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA SUPERINTENDENCIA DE VALORES Y SEGUROS, POR LO QUE:

a.	LOS VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ESA SUPERINTENDENCIA; Y

b.	EL EMISOR DE LOS VALORES NO ESTÁ SUJETO A LA OBLIGACIÓN DE ENTREGAR INFORMACIÓN PÚBLICA SOBRE LOS VALORES OFRECIDOS NI SU EMISOR.

4.	LOS VALORES PRIVADAMENTE OFRECIDOS NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Legal matters

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Sidley Austin LLP, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as special counsel to us with respect to certain matters. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California is acting as counsel to the underwriters.

Experts

The consolidated financial statements of Nextracker Inc. as of March 31, 2023 and 2022, and for each of the three years in the period ended March 31, 2023, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referenced are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Our periodic reports and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.nextracker.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Incorporation by reference

The rules of the SEC allow us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•

our Current Reports on Form 8-K filed on April 25, 2023 and May 15, 2023 (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated therein); and

•	the description of common stock contained in Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, filed on June 9, 2023.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Nextracker Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nextracker Inc. and subsidiaries (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, redeemable interest and stockholders’ deficit/parent company equity (deficit), and cash flows, for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Contract Estimates, Revenue Recognition — Refer to Note 2 to the financial statements.

Critical Audit Matter Description

As described in Note 2 to the combined financial statements, the Company recognizes solar tracker system project revenues over time, based on costs incurred to date on the project as a percentage of total expected costs to be incurred. Accounting for contracts for which revenue is recognized over time requires management to estimate the total expected costs to be incurred. As part of these estimates, management must make various assumptions regarding labor productivity and availability, the complexity of the work to be performed, and the cost and availability of materials including variable freight costs. These estimates are subject to considerable judgment and could be impacted by changes in expected costs for materials, freight and labor.

Auditing management’s estimates of total expected costs to be incurred was challenging due to significant judgments made by management with respect to materials, freight and labor as future results may vary significantly from past estimates due to changes in facts and circumstances as the project progresses to completion. This led to significant auditor judgment and effort in performing procedures to evaluate management’s estimates of the total expected costs to be incurred in order to complete projects.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s estimates of total expected costs to be incurred included the following, among others:

•	We tested the effectiveness of management’s control for determining the estimates of total expected costs to be incurred.

•	We evaluated the reasonableness of significant assumptions involved and management’s ability to estimate total expected costs to be incurred for a sample of projects by:

•	Testing the underlying data utilized in management’s estimates by agreeing to source data or by developing an independent expectation.

•	Performing retrospective reviews by comparing actual performance to estimated performance to evaluate the thoroughness and precision of management’s estimation process.

•	Testing the mathematical accuracy of management’s cumulative revenue adjustments recorded during the year.

Product Warranty Liability — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. The estimated warranty liability is based on historical information on the nature, frequency and average cost of claims, including the number of units expected to fail over time (i.e., potential failure rate), for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates.

As a result of the limited operating history of certain products relative to the warranty term and the subjectivity of estimating the potential failure rates of warranty claims, performing audit procedures to evaluate whether the expected failure rates were appropriately determined as of March 31, 2023, required a high degree of auditor judgment and an increased extent of effort.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the potential failure rate used to determine the product warranty liability included the following, among others:

•	We tested the effectiveness of management’s controls over the review of the warranty liability calculation, including those over the determination of potential failure rates.

•	We evaluated the methods and assumptions used by management to estimate the potential failure rates used as part of the calculation of the product warranty liability by:

•

Testing the underlying data that served as the input for the potential failure rate analysis, which included historical claims and historical product sales, and comparable product data in cases of new products where little or no experience exists, in order to evaluate whether management’s assumptions are reasonable.

•	Analyzing actual warranty claims received during the current year to identify potential bias in the determination of the failure rate estimates used in the warranty liability recorded.

•

Performing inquiries of operational and executive management regarding knowledge of known product warranty claims or product issues and evaluated whether they were appropriately considered in the determination of the warranty liability.

•	Developing an independent expectation of the warranty liability and comparing it to management’s estimate to evaluate the reasonableness of the estimate.

Nextracker Initial Public Offering and Redeemable Noncontrolling Interest — Refer to Notes 1, 2, 6 and 13 to the financial statements

Critical Audit Matter Description

In February 2023, the Company completed an initial public offering (IPO) utilizing a structure that allows the Company and certain investors to continue to realize tax benefits associated with the entity following the IPO (commonly known as an “Up-C structure”). Several related transactions were contemporaneously executed with the Company, including: 1) the sale of LLC interests in Nextracker LLC to the Company; 2) an amended and restated Nextracker LLC Operating Agreement, which among other matters, named the Company as the managing member of Nextracker LLC; and 3) a tax receivable agreement between the Company and certain investors. These aforementioned transactions and agreements are collectively referred to as the “Transactions.” As a result of the Transactions, the Company has 1) determined that Nextracker LLC is a variable interest entity and the Company is the primary beneficiary of Nextracker LLC, and therefore consolidates Nextracker LLC, 2) will measure and classify its redeemable non-controlling interest held in Nextracker LLC within temporary equity, and 3) will recognize a deferred tax asset on its investment in Nextracker LLC as a result of the Transactions, with offsetting entries to liabilities under the TRA and additional paid-in capital. We identified the Company’s conclusions related to the Transactions as a critical audit matter because of the complex judgments involved in applying the appropriate accounting guidance in the recording of such transactions. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve professionals having expertise in consolidation accounting, when performing audit procedures to evaluate management’s judgments and conclusions.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s conclusions related to the Transactions included the following, among others:

•	We tested the effectiveness of controls the Company has in place relating to applying the appropriate technical accounting guidance in recording the financial statement impacts of the Transactions.

•	We read the executed agreements and other supporting documents relevant to the Transactions and evaluated key terms.

•

With the assistance of professionals having expertise in consolidation and tax accounting, we evaluated management’s conclusions regarding the accounting for the Transactions through consideration of possible alternatives under accounting principles generally accepted in the United States of America.

•

We evaluated the Company’s financial statement disclosures related to the impacts of the Transactions for compliance with disclosure requirements in accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

June 8, 2023

We have served as the Company’s auditor since 2021.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER INC.

Consolidated balance sheets

	Fiscal year ended March 31,
(In thousands, except unit, per unit, share and per share amounts)	2023	2022

ASSETS

Current assets:
Cash and cash equivalents	$130,008	$29,070
Accounts receivable, net of allowance of $1,768 and $3,574, respectively	271,159	168,303
Contract assets	297,960	292,407
Inventories	138,057	172,208
Other current assets	35,081	52,074

Total current assets	872,265	714,062
Property and equipment, net	7,255	7,423
Goodwill	265,153	265,153
Other intangible assets, net	1,321	2,528
Deferred tax assets and other assets	273,686	28,123

Total assets	$1,419,680	$1,017,289

LIABILITIES, REDEEMABLE INTERESTS AND STOCKHOLDERS’ DEFICIT / PARENT COMPANY DEFICIT

Current liabilities:
Accounts payable	$211,355	$266,596
Accrued expenses	59,770	26,176
Deferred revenue	176,473	77,866
Due to related parties	12,239	39,314
Other current liabilities	47,589	63,419

Total current liabilities	507,426	473,371
Long-term debt	147,147	—
TRA liability and other liabilities	280,246	42,785

Total liabilities	934,819	516,156

Commitments and contingencies (Note 12)
Redeemable preferred units, $0.001 par value, 0 and 238,096 units issued and outstanding, respectively	—	504,168
Redeemable non-controlling interest	3,560,628	—

Stockholders’ deficit / parent company deficit:
Class A common stock, $0.0001 par value, 900,000,000 shares authorized, 45,886,065 shares and no shares issued and outstanding, respectively	5	—
Class B common stock, $0.0001 par value, 500,000,000 shares authorized, 98,204,522 shares and no shares issued and outstanding, respectively	10	—
Accumulated net parent investment	—	(3,035)
Accumulated deficit	(3,075,782)	—

Total parent company deficit	—	(3,035)
Total stockholders’ deficit	(3,075,767)	—

Total liabilities, redeemable interests, and stockholders’ deficit / parent company deficit	$1,419,680	$1,017,289

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER INC.

Consolidated statements of operations and comprehensive income

	Fiscal year ended March 31,
(In thousands, except share and per share amounts)	2023	2022	2021
Revenue	$1,902,137	$1,457,592	$1,195,617
Cost of sales	1,615,164	1,310,561	963,636

Gross profit	286,973	147,031	231,981
Selling, general and administrative expenses	96,869	66,948	60,442
Research and development	21,619	14,176	13,008

Operating income	168,485	65,907	158,531
Interest and other (income) expense, net	(598)	799	502

Income before income taxes	169,083	65,108	158,029
Provision for income taxes	47,750	14,195	33,681

Net income and comprehensive income	121,333	50,913	124,348
Less: Net income attributable to Nextracker LLC prior to the reorganization transactions	117,744	50,913	124,348
Less: Net income attributable to redeemable non-controlling interests	2,446	—	—

Net income attributable to Nextracker Inc.	$1,143	$—	$—

Earnings per share attributable to the stockholders of Nextracker Inc.(1)
Basic	$0.02	N/A	N/A
Diluted	$0.02	N/A	N/A
Weighted-average shares used in computing per share amounts:
Basic	45,886,065	N/A	N/A
Diluted	145,851,637	N/A	N/A

(1)	Basic and diluted income per share is applicable only for the period February 9, 2023 through March 31, 2023, which is the period following the initial public offering (“IPO”) and the related Transactions. See Note 8 for the calculation of shares used in the computation of earnings per share and the basis for the computation of earnings per share.

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER INC.

Consolidated statements of redeemable interest and stockholders’ deficit / parent company equity (deficit)

				Class A common stock		Class B common stock
(in thousands, except share amounts)	Redeemable preferred units	Redeemable non-controlling interests	Accumulated net parent investment	Shares outstanding	Amounts	Shares outstanding	Amounts	Additional paid-in-capital	Accumulated deficit	Total stockholders’ deficit
BALANCE AT MARCH 31, 2020	$—	$—	$231,064	—	$—	—	$—	$—	$—	$—
Stock-based compensation expense	—	—	4,306	—	—	—	—	—	—	—
Net income	—	—	124,348	—	—	—	—	—	—	—
Net transfers from Parent	—	—	427,725	—	—	—	—	—	—	—
Dividend distribution to Parent	—	—	(331,396)	—	—	—	—	—	—	—

BALANCE AT MARCH 31, 2021	$—	$—	$456,047	—	$—	—	$—	$—	$—	$—

Stock-based compensation expense	—	—	3,048	—	—	—	—	—	—	—
Net income	—	—	50,913	—	—	—	—	—	—	—
Issuance of Series A redeemable preferred units as dividend to parent and cancellation of common shares	500,000	—	(500,000)	—	—	—	—	—	—	—
Paid-in-kind dividend for Series A redeemable preferred units	4,168	—	(4,168)	—	—	—	—	—	—	—
Net transfers to Parent	—	—	(8,875)	—	—	—	—	—	—	—

BALANCE AT MARCH 31, 2022	$504,168	$—	$(3,035)	—	$—	—	$—	$—	$—	$—

Net income prior to reorganization transactions	—	—	117,744	—	—	—	—	—	—	—
Stock-based compensation expense prior to reorganization	—	—	3,143	—	—	—	—	—	—	—
Paid-in-kind dividend for Series A redeemable preferred units	21,427	—	(21,427)	—	—	—	—	—	—	—
Net transfer to Parent	—	—	(31,544)	—	—	—	—	—	—	—
Distribution to Yuma, Yuma Sub and TPG	—	—	(175,000)	—	—	—	—	—	—	—
Effect of reorganization transactions	(525,595)	265,564	110,119	15,279,190	2	—	—	149,915	—	149,917
Issuance of Class A common stock sold in IPO	—	—	—	30,590,000	3	—	—	693,778	—	693,781
Issuance of Class B common stock to Yuma, Yuma Sub and TPG	—	—	—	—	—	128,794,522	10	66	—	76
Use of IPO proceeds as consideration for Yuma’s transfer of LLC common unit	—	—	—	—	—	(30,590,000)	—	(693,781)	—	(693,781)
Establishment of tax receivable agreement	—	—	—	—	—	—	—	36,864	—	36,864
Net income subsequent to reorganization transactions	—	2,446	—	—	—	—	—	—	1,143	1,143
Stock-based compensation expense subsequent to reorganization	—	—	—	—	—	—	—	28,851	—	28,851
Issuance of Class A common stock	—	—	—	16,875	—	—	—	—	—	—
Redemption value adjustment	—	3,292,618	—	—	—	—	—	(215,693)	(3,076,925)	(3,292,618)

BALANCE AT MARCH 31, 2023	$—	$3,560,628	$—	45,886,065	$5	98,204,522	$10	$—	$(3,075,782)	$(3,075,767)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER INC.

Consolidated statements of cash flows

	Fiscal year ended March 31,
(in thousands)	2023	2022	2021

Cash flows from operating activities:
Net income	$121,333	$50,913	$124,348
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,626	11,146	16,809
Provision for doubtful accounts	1,243	(1,429)	2,440
Non-cash other expense	1,752	1,613	1,461
Stock-based compensation	31,994	3,048	4,306
Deferred income taxes	25,990	(5,337)	(2,850)
Changes in operating assets and liabilities:
Accounts receivable	(160,265)	(45,458)	(6,131)
Contract assets	(7,084)	(145,613)	(41,703)
Inventories	25,062	(87,736)	(23,287)
Other current and noncurrent assets	(18,984)	(18,003)	(17,177)
Accounts payable	(37,026)	35,818	55,557
Other current and noncurrent liabilities	21,838	28,173	(6,303)
Deferred revenue (current and noncurrent)	120,472	15,243	(555)
Due to related parties	(23,282)	10,509	(12,642)

Net cash provided by (used in) operating activities	107,669	(147,113)	94,273

Cash flows from investing activities:
Purchases of property and equipment	(3,183)	(5,917)	(2,463)
Proceeds from the disposition of property and equipment	24	167	—
Purchase of intangible assets	—	—	(500)

Net cash used in investing activities	(3,159)	(5,750)	(2,963)

Cash flows from financing activities:
Proceeds from bank borrowings and long term debt	170,000	—	—
Repayments of bank borrowings	(20,000)	—	—
Net proceeds from issuance of Class A shares	693,781	—	—
Net proceeds from issuance of Class B shares	76	—	—
Purchase of LLC common units from Yuma, Inc.	(693,781)	—	—
Pre-IPO distributions to non-controlling interest holders	(175,000)	—	—
Net transfers (to) from Parent	24,205	(8,656)	427,725
Other financing activities	(2,853)	—	—
Dividend distribution to Parent	—	—	(331,396)

Net cash provided by (used in) financing activities	(3,572)	(8,656)	96,329

Net increase (decrease) in cash and cash equivalents	100,938	(161,519)	187,639
Cash and cash equivalents beginning of period	29,070	190,589	2,950

Cash and cash equivalents end of period	$130,008	$29,070	$190,589

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements

1. Description of business and organization of Nextracker Inc.

Nextracker Inc. and its subsidiaries (“Nextracker”, “we”, the “Company”) is a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world. Nextracker’s products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. Nextracker has operations in the United States, Mexico, Spain and other countries in Europe, India, Australia, the Middle East, Africa and Brazil.

Prior to the completion of the Transactions, as described in Note 6, and the Initial Public Offering as described below, we operated as part of Flex Ltd. (“Flex” or “Parent”) and not as a standalone entity. On December 19, 2022, Nextracker Inc. was formed as a Delaware corporation which is a 100%-owned subsidiary of Yuma, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Flex Ltd. Nextracker Inc. was formed for the purpose of completing the initial public offering of its Class A common stock (the “IPO”) and other related Transactions, in order to carry on the business of Nextracker LLC.

The consolidated financial statements for the period prior to the Transactions have been derived from the consolidated financial statements and accounting records of Flex. See Note 2 for basis of presentation details.

The Initial Public Offering

On February 8, 2023, the Company’s registration statement on Form S-1 relating to its IPO was declared effective by the Securities and Exchange Commission (“SEC”) and the shares of its Class A common stock began trading on the Nasdaq Global Select Market on February 9, 2023. The IPO closed on February 13, 2023, pursuant to which the Company issued and sold 30,590,000 shares of its Class A common stock at a public offering price of $24.00 per share, giving effect to the exercise in full of the underwriter’s option to purchase additional shares. The Company received net proceeds of $693.8 million, after deducting $40.4 million in underwriting discounts. Upon closing of the IPO, approximately $8.3 million of offering costs were paid by Flex and the Company netted the previously capitalized offering costs ($7.9 million as of December 31, 2022) against the net parent investment. See further discussion of the Transactions related to the IPO in Note 6.

2. Summary of accounting policies

Variable interest entities (“VIE”) and consolidation

Subsequent to the IPO, the Company’s sole material asset is its member’s interest in Nextracker LLC. In accordance with the Nextracker LLC Operating Agreement, the Company was named the managing member of Nextracker LLC. As a result, the Company has all management powers over the business and affairs of Nextracker LLC and to conduct, direct and exercise full control over the activities of Nextracker LLC. Class A common stock issued in the IPO do not hold majority voting rights but hold 100% of the economic interest in the Company, which results in Nextracker LLC being considered a VIE. Due to the Company’s power to control the activities most directly affecting the results of Nextracker LLC, the Company is considered the primary beneficiary of the VIE. Accordingly, beginning with the IPO, the Company consolidates the financial results of Nextracker LLC and its subsidiaries.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

Basis of presentation

Throughout the period preceding the Transactions (as described in Note 6), Nextracker did not operate as a separate entity and stand-alone separate historical financial statements for Nextracker were not prepared. The financial statements for the period preceding the Transactions were derived from Flex’s historical accounting records and were presented on a carve-out basis.

The accompanying consolidated financial statements, which reflect any changes that have occurred in Nextracker’s financing and operations as a result of the IPO, have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC for reporting financial information.

Further, the results stated herein may not be indicative of what Nextracker’s financial position, results of operations and cash flows might be now that Nextracker operates as a separate, stand-alone company since the IPO.

For the period preceding the IPO and Transactions, the consolidated financial statements include all revenues, expenses, assets and liabilities directly attributable to Nextracker. Where it was possible to specifically attribute such expenses to activities of Nextracker, these amounts were charged or credited directly to Nextracker without allocation or apportionment. The consolidated statements of operations and comprehensive income, for the period preceding the IPO and Transactions, also include allocations of certain costs from Flex incurred on Nextracker’s behalf. Such corporate-level costs were allocated to Nextracker using methods based on proportionate formulas such as revenue and headcount, among others. Such corporate-level costs included costs pertaining to accounting and finance, legal, human resources, information technology, insurance, tax services, and other costs. Such costs may not have represented the amounts that would have been incurred had Nextracker operated autonomously or independently from Flex during the period preceding the IPO. Management considered the expense allocation methodology and results to be reasonable for all periods presented. However, these costs may not be indicative of what Nextracker may incur in the future. During the fourth quarter of fiscal year 2022, Nextracker entered into a Transition Service Agreement (“TSA”) with Flex, whereby Flex agreed to provide or cause to be provided certain services to Nextracker which were previously included as part of the allocations from Flex. As consideration, Nextracker agreed to pay Flex the amount specified for each service as described in the TSA.

All intracompany transactions and accounts within Nextracker have been eliminated. All significant transactions between Nextracker and Flex that were not cash settled as of the IPO date have been included in the consolidated balance sheets within accumulated net parent investment, for the period preceding the IPO, and reflected in the consolidated statements of cash flows as a financing activity, during the same period, as these are deemed to be internal financing transactions.

In connection with the Parent’s acquisition of Nextracker and BrightBox in 2015 and 2016, respectively, Flex applied pushdown accounting to separate financial statements of acquired entities in accordance with ASC 805. The application of pushdown accounting impacted goodwill and intangible assets (see Note 4).

Cash and bank borrowings included in the consolidated balance sheets reflects cash that is controlled by Nextracker. Flex’s debt was not allocated to Nextracker for any of the periods presented because these debts were not specifically identifiable to Nextracker. See Note 9 for description of bank borrowings and long-term debts that are specific to Nextracker.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

The balance of the redeemable non-controlling interests is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated maximum redemption amount. The resulting changes in the estimated maximum redemption amount (increases or decreases) are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. These interests are presented on the consolidated balance sheets as temporary equity under the caption “Redeemable non-controlling interests.”

Flex historically maintains stock-based compensation plans at a corporate level. Starting in fiscal year 2023 Nextracker is granting equity compensation awards to its employees under the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan (the “2022 Nextracker Plan”). Nextracker employees participate in those plans and a portion of the cost of those plans is included in Nextracker’s consolidated financial statements. See Note 7 for a further description of the accounting for stock-based compensation.

Reverse unit split of the LLC

In January 2023 the Board of Managers and the members of the LLC approved a 1-for-2.1 reverse unit split of the units authorized and outstanding, which was effected on January 30, 2023. All unit and per unit data shown in the accompanying consolidated financial statements and related notes has been retroactively revised to give effect to this reverse unit split for all periods presented. Units underlying authorized and outstanding equity-based awards were proportionately decreased and the respective per unit value and exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities.

Foreign currency translation

The reporting currency of the Company is the United States dollar (“USD”). The functional currency of the Company and its subsidiaries is primarily the USD. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in interest and other, net in the accompanying consolidated statements of operations and comprehensive income when realized and were not material for the fiscal years ended March 31, 2023, 2022 and 2021.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things, impairment of goodwill, impairment of long-lived assets, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation accruals, and fair values of stock options and restricted share unit awards granted under stock-based compensation plans. Due to the long-term economic effects of the COVID-19 pandemic and geopolitical conflicts (including the Russian invasion of Ukraine), there has been and will continue to be uncertainty and disruption in the global economy and financial markets. The Company has made estimates and assumptions taking into consideration certain possible impacts due to the COVID-19 pandemic and the Russian invasion of Ukraine. These estimates may change, as new events occur, and additional

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

information is obtained. Actual results may differ from previously estimated amounts, and such differences maybe material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

Revenue recognition

The Company accounts for revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue From Contracts With Customers (“ASC 606”) for all periods presented. In applying ASC 606, the Company recognizes revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and software licenses along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, the Company applies the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) Nextracker satisfies a performance obligation. In assessing the recognition of revenue, the Company evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, the Company assesses whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time.

The Company’s contracts for specific solar tracker system projects with customers are predominantly accounted for as one performance obligation because the customer is purchasing an integrated service, which includes Nextracker’s overall management of the solar tracker system project and oversight through the installation process to ensure a functioning system is commissioned at the customer’s location. The Company’s performance creates and enhances an asset that the customer controls as the Company performs under the contract, which is principally as tracker system components are delivered to the designated project site. Although the Company sources the component parts from third party manufacturers, it obtains control and receives title of such parts before transferring them to the customer because Nextracker is primarily responsible for fulfillment to its customer. The Company’s engineering services and professional services are interdependent with the component parts whereby the parts form an input into a combined output for which it is the principal, and Nextracker could redirect the parts before they are transferred to the customer if needed. The customer owns the work-in-process over the course of the project and Nextracker’s performance enhances a customer-controlled asset, resulting in the recognition of the performance obligation over time. The measure of progress is estimated using an input method based on costs incurred to date on the project as a percentage of total expected costs to be incurred. The costs of materials and hardware components are recognized as incurred, which is typically upon delivery to the customer site or upon transfer of control while in transit. As such, the cost-based input measure is considered the best measure of progress in depicting the Company’s performance in completing a tracker system.

Contracts with customers that result in multiple performance obligations include contracts for the sale of components, solar tracker system project contracts with an extended warranty, and contracts for the sale of software solutions.

For contracts related to sale of components, Nextracker’s obligation to the customer is to deliver components that are used by the customer to create a tracker system and does not include engineering or other professional services or the obligation to provide such services in the future. Each component is a distinct

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

performance obligation, and often the components are delivered in batches at different points in time. Nextracker estimates the standalone selling price (“SSP”) of each performance obligation based on a cost plus margin approach. Revenue allocated to a component is recognized at the point in time that control of the component transfers to the customer.

At times, a customer will purchase a service-type warranty with a tracker system project. Nextracker uses a cost plus margin methodology to determine the SSP for both the tracker system project and the extended warranty. The revenue allocated to each performance obligation is recognized over time based on the period over which control transfers. The Company recognizes revenue allocated to the extended warranty on a straight-line basis over the contractual service period, which is generally 10 to 15 years. This period starts once the standard workmanship warranty expires, which is generally 5 to 10 years from the date control of the underlying tracker system components is transferred to the customer. To date, revenues recognized related to extended warranty were not material.

Nextracker generates revenues from sales of software licenses of its TrueCapture and NX Navigator offerings, which are often sold separately from the tracker system. Software licenses are generally sold with maintenance services, which include ongoing security updates, upgrades, bug fixes and support. The software license and the maintenance services are separate performance obligations. Nextracker estimates the SSP of the software license using an adjusted market approach and estimates the SSP of the maintenance service using a cost plus margin approach. Revenue allocated to the software license is recognized at a point in time upon transfer of control of the software license, and revenue allocated to the maintenance service is generally recognized over time on a straight-line basis during the maintenance term. Revenues related to sales of software licenses were not material and were approximately 1%, 2% and 1% of total revenue for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

Contract estimates

Accounting for contracts for which revenue is recognized over time requires Nextracker to estimate the expected margin that will be earned on the project. These estimates include assumptions on labor productivity and availability, the complexity of the work to be performed, and the cost and availability of materials including variable freight costs. Nextracker reviews and updates its contract-related estimates each reporting period and recognizes changes in estimates on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, Nextracker recognizes the total loss in the period it is identified.

Contract balances

The timing of revenue recognition, billings and cash collections results in contract assets and contract liabilities (deferred revenue) on the consolidated balance sheets. Nextracker’s contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. When billing occurs subsequent to revenue recognition, a contract asset results. Contract assets of $298.0 million and $292.4 million as of March 31, 2023 and March 31, 2022, respectively, are presented in the consolidated balance sheets, of which $116.3 million and $86.5 million, respectively, will be invoiced at the end of the projects as they represent funds withheld until the products are

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

installed by a third party, arranged by the customer, and the project is declared operational. The remaining unbilled receivables will be invoiced throughout the project based on a set billing schedule such as milestones reached or completed rows delivered.

During the fiscal years ended March 31, 2023 and 2022, Nextracker converted $74.9 million and $71.7 million deferred revenue to revenue, respectively, which represented 70% and 78%, respectively, of the beginning period balance of deferred revenue.

Remaining performance obligations

As of March 31, 2023, Nextracker had $212.3 million of the transaction price allocated to the remaining performance obligations. The Company expects to recognize revenue on approximately 83% of these performance obligations in the next 12 months. The remaining long-term unperformed obligation primarily relates to extended warranty and deposits collected in advance on certain tracker projects.

Practical expedients and exemptions

Nextracker has elected to adopt certain practical expedients and exemptions as allowed under ASC 606, such as (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) not adjusting for the effects of significant financing components when the contract term is less than one year, (iii) excluding collected sales tax amounts from the calculation of revenue and (iv) accounting for the costs of shipping and handling activities that are incurred after the customer obtains control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated.

Fair value

The fair values of Nextracker’s cash, accounts receivable, and accounts payable approximate their carrying values due to their short maturities.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, derivative instruments, and cash and cash equivalents.

Customer credit risk

Nextracker has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring and enforcement of credit limits for new and existing customers. Nextracker performs ongoing credit evaluations of its customers’ financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. Nextracker evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent Nextracker identifies exposures as a result of credit or customer evaluations, Nextracker also reviews other customer related exposures, including but not limited to contract assets, inventory and related contractual obligations.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

The following table summarizes the activity in Nextracker’s allowance for doubtful accounts during fiscal years 2023, 2022, and 2021:

(In thousands)	Balance at beginning of year	Charges/ (recoveries) to costs and expenses	Deductions/ Write-Offs	Balance at end of year

Allowance for doubtful accounts:
Year ended March 31, 2021(1)	$1,214	$2,440	$(59)	$3,595
Year ended March 31, 2022	$3,595	$(21)	$—	$3,574
Year ended March 31, 2023	$3,574	$(1,054)	$(752)	$1,768

(1)	Charges incurred during fiscal year 2021 are primarily for costs and expenses related to various distressed customers.

One customer accounted for greater than 10% of revenue in fiscal years 2023, 2022, and 2021, with revenue of approximately $331.0 million, $196.2 million, and $230.3 million, respectively, and greater than 10% of the total balance of accounts receivable, net of allowance for doubtful accounts and contract assets as of March 31, 2023 and 2022, with balances of approximately 15% and 10%, respectively. Additionally, one customer accounted for greater than 10% of the total balance of accounts receivable, net of allowance for doubtful accounts and contract assets as of March 31, 2023 with balances of approximately 14%.

Accounts receivable, net of allowance

Nextracker’s accounts receivable are due primarily from solar contractors across the United States and internationally. Credit is extended in the normal course of business based on evaluation of a customer’s financial condition and, generally, collateral is not required. Trade receivables consist of uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 90 days of the invoice date. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the allowance for doubtful accounts, Nextracker makes judgments regarding the customers’ ability to make required payments, economic events and other factors. As the financial conditions of Nextracker’s customers change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. When deemed uncollectible, the receivable is charged against the allowance.

Product warranty

Nextracker offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on our warranty model which relies on historical warranty claim information and assumptions based on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from Nextracker specific projects. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

The following table summarizes the activity related to the estimated accrued warranty reserve for the fiscal years ended March 31, 2023 and 2022:

	As of March 31,
(In thousands)	2023	2022
Beginning balance	$10,485	$17,085
Provision (release) for warranties issued(1)	13,099	(5,159)
Payments	(993)	(1,441)

Ending balance	$22,591	$10,485

(1)	During fiscal year ended March 31, 2023, the Company identified a specific design issue with a non-core product, and recorded an additional $8.7 million charge to cost of sales on its consolidated statement of operations and comprehensive income, related to future remediation costs, which may include replacement parts and services.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Nextracker’s inventory primarily consists of finished goods to be used and to be sold to customers, including components procured to complete the tracker system projects.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are depreciated over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment is comprised of the following:

	Depreciable life (In years)	As of March 31,
(In thousands)		2023	2022
Machinery and equipment	3-8	$9,062	$8,535
Leasehold improvements	Up to 5	4,302	4,148
Furniture, fixtures, computer equipment and software	3-7	10,080	6,111
Construction-in-progress	—	1,111	2,511

		24,555	21,305
Accumulated depreciation		(17,300)	(13,882)

Property and equipment, net		$7,255	$7,423

Total depreciation expense associated with property and equipment was approximately $3.4 million, $2.7 million, and $1.8 million in fiscal years 2023, 2022, and 2021, respectively.

Nextracker reviews property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is determined by comparing the carrying amount to the lowest level of identifiable projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of property and equipment exceeds the fair value. Management determined there was no impairment for the fiscal years ended March 31, 2023, 2022 and 2021.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

Deferred income taxes

For purposes of these consolidated financial statements, prior to the IPO, Nextracker taxes are calculated on a stand-alone basis as if Nextracker completed separate tax returns apart from its Parent (“Separate-return Method”). Following the IPO, Nextracker Inc. will file a separate tax return. The income taxes as presented herein for the pre-IPO period, allocate current and deferred income taxes of Flex to Nextracker, in a manner that Nextracker believes as systematic, rational, and consistent with the asset and liability method prescribed by ASC 740. Accordingly, as stated in paragraph 30 of ASC 740, total amounts allocated to Nextracker may not be indicative of Nextracker’s condition had Nextracker been a separate stand-alone entity during the pre-IPO periods presented.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is most likely than not that some portion, or all, of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Prior to the IPO, for domestic entities, the settlement of tax obligations is assumed in the period incurred and included in net parent investment, whereas the settlement of certain historical foreign tax obligations is reflected in tax payables or receivables given that certain foreign entities have filed separately. Other foreign entities have not historically filed separately and therefore the settlement of their tax obligations is included in net parent investment. Any incremental foreign tax expense calculated on a stand-alone basis is recorded in net parent investment. Subsequent to the IPO, Nextracker Inc. is filing as a separate entity and income tax will be reported to payables and receivables for both domestic and foreign jurisdictions.

Income taxes

We operate in numerous states and countries and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability for income taxes that we have incurred in doing business each year in all our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our tax return liabilities. Each jurisdiction has the right to audit those tax returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. Because the determination of our annual income tax provision is subject to judgments and estimates, actual results may vary from those recorded in our financial statements. We recognize additions to and reductions in income tax expense during a reporting period that pertains to prior period provisions as our estimated liabilities are revised and our actual tax returns and tax audits are completed.

Our management is required to exercise judgment in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowance that might be required against deferred tax assets. For further details on our income taxes, refer to Note 13 to the consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

Tax receivable agreement

The Company has recorded a liability of $230.3 million as of March 31, 2023, which is included in other liability on the consolidated balance sheets, representing 85% of the estimated future tax benefits subject to the Tax Receivable Agreement (“TRA”). In U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes, will be available to us as a result of certain transactions contemplated in connection with our IPO, exchanges of Class A common stock or cash and payments made under the TRA. The actual amount and timing of any payments under these agreements, will vary depending upon a number of factors, including, among others, the timing of redemptions or exchanges by members of Nextracker LLC, the price of our Class A common stock at the time of the redemptions or exchanges, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the tax receivable agreements constituting imputed interest. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results as well as assumptions related to future forecasts for our various businesses by location. The impact of any changes in the total projected obligations recorded under the tax receivable agreements as a result of actual changes in the geographic mix of our earnings, changes in tax legislation and tax rates or other factors that may impact our actual tax savings realized will be reflected in income before taxes in the period in which the change occurs.

Goodwill and other intangibles assets

In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain finite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Nextracker reviews identified intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Nextracker also tests goodwill at least annually for impairment. Refer to Note 5 for additional information about goodwill and other intangible assets.

Other current assets

Other current assets include short-term deposits and advances of $29.3 million and $9.3 million as of March 31, 2023 and 2022, respectively, primarily related to advance payments to certain vendors for procurement of inventory. Additionally, other current assets include $22.3 million as of March 31, 2022, for an estimated insurance recovery related to a certain litigation settlement as further described in Note 12.

Deferred tax assets and other assets

Includes the deferred tax assets of $257.1 million as of March 31, 2023, primarily related to the Comapny’s investment in Nextracker LLC as further described in Note 13.

Accrued expenses

Accrued expenses include accruals primarily for freight and tariffs of $44.6 million and $20.7 million as of March 31, 2023 and 2022, respectively. In addition, it includes $15.2 million and $5.5 million accrued payroll as of March 31, 2023 and 2022, respectively.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

TRA liability and other liabilities

TRA liability and other liabilities primarily include the liability of $230.3 million as of March 31, 2023, related to the expected amount to be paid to Yuma, Yuma sub, TPG and the TPG affiliates as further described in Note 13. Additionally, the balance includes the long-term portion of standard product warranty liabilities of $11.8 million and $8.8 million, respectively, and the long-term portion of deferred revenue of $35.8 million and $29.6 million as of March 31, 2023 and 2022, respectively.

Redeemable preferred units

On February 1, 2022, the LLC issued redeemable preferred units designated as “Series A Preferred Units,” representing a 16.67% interest in the LLC, to Flex in exchange for the cancellation of a portion of the LLC’s previously issued and outstanding common units. Flex sold all of LLC’s Series A Preferred Units to TPG Rise Flash, L.P. (“TPG Rise”), an affiliate of the private equity firm TPG (“TPG”) on the same day. The holder of the Series A Preferred Units was entitled to cumulative paid-in-kind or cash dividends and had the option to redeem the Series A Preferred Units or convert the Series A Preferred Units upon certain conditions. Because the redemption or conversion conditions were outside of the control of the Company, the Company classified the Series A Preferred Units as temporary equity on the balance sheets. Refer to Note 6 for further discussion.

Redeemable non-controlling interests

Post IPO, the balance of the redeemable non-controlling interests is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated maximum redemption amount. The resulting changes in the estimated maximum redemption amount (increases or decreases) are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. These interests are presented on the consolidated balance sheets as temporary equity under the caption “Redeemable non-controlling interests.”

The following table present a reconciliation of the change in redeemable non-controlling interests for the period presented:

(in thousands)	Fiscal year ended March 31, 2023
Balance at beginning of period	$—
Establishment of non-controlling interests	265,564
Net income attributable to redeemable non-controlling interests	2,446
Redemption value adjustment	3,292,618

Balance at end of period	$3,560,628

Stock-based compensation

Stock-based compensation is accounted for in accordance with ASC Topic 718-10, “Compensation-Stock Compensation.” The Company records stock-based compensation costs related to its incentive awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized ratably over the applicable vesting period. Compensation cost for

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

performance-based awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The performance-based awards with a performance condition are expensed when the achievement of performance conditions are probable. The total expense recognized over the vesting period will only be for those awards that ultimately vest and forfeitures are recorded when they occur. Refer to Note 7 for further discussion.

Leases

Nextracker is a lessee with several non-cancellable operating leases, primarily for warehouses, buildings, and other assets such as vehicles and equipment. Nextracker determines if an arrangement is a lease at contract inception. A contract is a lease or contains a lease when (i) there is an identified asset, and (ii) the customer has the right to control the use of the identified asset. Nextracker recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date for Nextracker’s operating leases. For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. Nextracker has elected the short-term lease recognition and measurement exemption for all classes of assets, which allows Nextracker to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less and with no purchase option Nextracker is reasonably certain of exercising. Nextracker has also elected the practical expedient to account for the lease and non-lease components as a single lease component, for all classes of underlying assets. Therefore, the lease payments used to measure the lease liability include all of the fixed considerations in the contract. Lease payments included in the measurement of the lease liability comprise the following: fixed payments (including in-substance fixed payments) and variable payments that depend on an index or rate (initially measured using the index or rate at the lease commencement date). As Nextracker cannot determine the interest rate implicit in the lease for its leases, Nextracker uses an estimated incremental borrowing rate as of the commencement date in determining the present value of lease payments. The estimated incremental borrowing rate is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The lease term for all of Nextracker’s leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that Nextracker is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

As of March 31, 2023 and 2022, current operating lease liabilities were $1.9 million and $1.8 million, respectively, which are included in other current liabilities on the consolidated balance sheets and long-term lease liabilities were $1.5 million and $2.7 million, respectively, which are included in other liabilities on the consolidated balance sheets. ROU assets are included in other assets on the consolidated balance sheets. Refer to Note 3 for additional information about Leases.

Recently issued accounting pronouncement

In December 2022, the FASB issued ASU 2022-06 “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,” which defers the sunset date of ASC 848 from December 31, 2022 to December 31, 2024. ASC 848 provides relief for companies preparing for the discontinuation of interest rates, such as LIBOR. Entities that apply ASC 848 can continue to do so until December 31, 2024. The Company adopted the guidance during the third quarter of fiscal year 2023 with an immaterial impact on its consolidated financial statements.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

3. Leases

Nextracker has several commitments under operating leases for warehouses, buildings, and equipment. Leases have initial lease terms ranging from one year to five years.

The components of lease cost recognized under ASC 842 were as follow (in thousands):

	Fiscal year ended March 31,

	2023	2022	2021
Operating lease cost	$1,922	$1,769	$1,624

Amounts reported in the consolidated balance sheet as of March 31, 2023 and 2022 were as follows (in thousands, except weighted average lease term and discount rate):

	As of March 31,

	2023	2022

Operating Leases:
Operating lease right of use assets	$3,337	$4,359
Operating lease liabilities	$3,394	$4,508
Weighted-average remaining lease term (In years)	2.6	2.8
Weighted-average discount rate	4.7%	3.1%

Other information related to leases was as follow (in thousands):

	Fiscal year ended March 31,

	2023	2022	2021

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,928	$1,818	$1,610

Future lease payments under non-cancellable leases as of March 31, 2023 are as follows:

(in thousands)	Operating Leases

Fiscal year ended March 31,
2024	$1,997
2025	626
2026	493
2027	423
2028	106

Total undiscounted lease payments	3,645
Less: imputed interest	251

Total lease liabilities	$3,394

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

4. Revenue

Based on Topic 606 provisions, the Company disaggregates its revenue from contracts with customers by those sales recorded over time and sales recorded at a point in time. The following table presents Nextracker’s revenue disaggregated based on timing of transfer—point in time and over time for the fiscal years ended March 31, 2023, 2022 and 2021:

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021

Timing of Transfer
Point in time	$50,516	$127,924	$66,397
Over time	1,851,621	1,329,668	1,129,220

Total revenue	$1,902,137	$1,457,592	$1,195,617

5. Goodwill and intangible assets

Goodwill

Goodwill relates to the 2015 acquisition of Nextracker and the 2016 acquisition of BrightBox by Flex on behalf of Nextracker. As of March 31, 2023 and March 31, 2022, goodwill totaled $265.2 million, respectively and is not deductible for tax purposes.

Other intangible assets

Nextracker amortizes identifiable intangible assets consisting of developed technology, customer relationships, and trade names because these assets have finite lives. Nextracker’s intangible assets are amortized on a straight-line basis over the estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized over their estimated useful lives. No residual value is estimated for any intangible assets. The fair value of Nextracker’s intangible assets is determined based on management’s estimates of cash flows and recoverability.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. Nextracker reviewed the carrying value of its intangible assets as of March 31, 2023 and 2022, and concluded that such amounts continued to be recoverable.

The components of identifiable intangible assets are as follows:

	Weighted- average remaining useful life (in years)	As of March 31, 2023			As of March 31, 2022
(In thousands)		Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Intangible assets:
Trade name and other intangibles	5	$2,500	$(1,179)	$1,321	$15,900	$(13,372)	$2,528

Total		$2,500	$(1,179)	$1,321	$15,900	$(13,372)	$2,528

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

The gross carrying amount of intangible assets are removed when fully amortized. Total intangible asset amortization expense recognized in operations during the fiscal years ended March 31, 2023, 2022 and 2021 are as follows:

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021
Cost of sales	$250	$4,043	$8,082
Selling general and administrative expense	957	4,422	6,931

Total amortization expense	$1,207	$8,465	$15,013

Estimated future annual amortization expense for the above amortizable intangible assets are as follows:

(in thousands)	Amount

Fiscal year ending March 31,
2024	$250
2025	250
2026	250
2027	250
2028	250
Thereafter	71

Total amortization expense	$1,321

6. Shareholders’ deficit and redeemable preferred units

The Transactions

Nextracker Inc. and the Company completed the following reorganization and other transactions in connection with the IPO (collectively, referred to as the “Transactions”):

•

Immediately prior to the completion of the IPO, Nextracker Inc. issued 128,794,522 shares of its Class B common stock to Yuma, Yuma Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma (“Yuma Sub”), and TPG Rise in exchange for cash consideration, which number of shares was equal to the number of common units of the LLC held directly or indirectly by Yuma, Yuma Sub and TPG Rise (not inclusive of those held by affiliated blocker corporations – see below) immediately following the Transactions and before giving effect to the IPO.

•

Immediately prior to the completion of the IPO and as permitted under and in accordance with the limited liability company agreement of the LLC in effect prior to the IPO (the “Prior LLC Agreement”), TPG Rise exercised its right to have certain blocker corporations affiliated with TPG Rise each merge with a separate direct, wholly-owned subsidiary of Nextracker Inc., with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction. In connection with such blocker corporations’ mergers, the investors in each such blocker corporation received a number of shares of Nextracker Inc.’s Class A common stock with a value based on the Series A Preferred Units held by such blocker corporation for a total of 15,279,190 shares of Nextracker Inc.’s Class A common stock. For additional detail refer to the below section “Redeemable preferred units.”

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

•

Immediately prior to the closing of the IPO, the LLC made a distribution in an aggregate amount of $175.0 million (the “Distribution”). With respect to such Distribution, $21.7 million was distributed to TPG Rise and $153.3 million to Yuma and Yuma Sub in accordance with their pro rata LLC units. The Distribution was financed, in part, with net proceeds from the $150.0 million term loan under the 2023 Credit Agreement, as further discussed in Note 9.

•	Nextracker Inc. used all the net proceeds from the IPO ($693.8 million) as consideration for Yuma’s transfer to Nextracker Inc. of 30,590,000 LLC common units at a price per unit equal to $22.68.

•	In connection with Yuma’s transfer to Nextracker Inc. of 30,590,000 LLC common units, a corresponding number of shares of Nextracker Inc.’s Class B common stock held by Yuma were canceled.

•	In connection with the IPO, Nextracker Inc.’s repurchased all 100 shares of common stock previously issued to Yuma for an immaterial amount.

On February 8, 2023, the Company amended and restated its certificate of incorporation to, among other things, authorize 900,000,000 shares of $0.0001 par value Class A common stock, 500,000,000 shares of $0.0001 par value Class B common stock, and 50,000,000 shares of par value $0.0001 preferred stock.

On February 13, 2023, the members of the LLC entered into the Third Amended and Restated Limited Liability Company Agreement of the LLC to, among other things, effect the Transactions described above and to appoint Nextracker Inc. as the managing member of the LLC. Nextracker Inc. beneficially owns 45,886,065 LLC common Units after the completion of the IPO and the Transactions and as of March 31, 2023.

Exchange Agreement

Nextracker Inc., the LLC, Yuma, Yuma Sub and TPG entered into an exchange agreement (the “Exchange Agreement”) under which Yuma, Yuma Sub and TPG (or certain permitted transferees thereof) have the right, subject to the terms of the Exchange Agreement, to require the LLC to exchange LLC common units (together with a corresponding number of shares of Class B common stock) for newly-issued shares of Class A common stock of Nextracker Inc. on a basis, or, in the alternative, Nextracker Inc. may elect to exchange such LLC common units (together with a corresponding number of shares of Nextracker Inc. Class B common stock) for cash equal to the product of (i) the number of LLC common units (together with a corresponding number of shares of Class B common stock) being exchanged, (ii) the then-applicable exchange rate under the Exchange Agreement (which will initially be one and is subject to adjustment) and (iii) the Class A common stock value (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions; provided further, that in the event of an exchange request by an exchanging holder, Nextracker Inc. may at its option effect a direct exchange of shares of Class A common stock for LLC common units and shares of Class B common stock in lieu of such exchange or make a cash payment to such exchanging holder, in each case pursuant to the same economic terms applicable to an exchange between the exchanging holder and the LLC. As the LLC interests are redeemable upon the occurrence of an event not solely within the control of the Company, such interests are presented in temporary equity on the consolidated balance sheets.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

Redeemable preferred units

On February 1, 2022, the LLC issued redeemable preferred units designated as “Series A Preferred Units,” representing a 16.67% interest in the LLC, to Flex in exchange for the cancellation of a portion of the LLC’s previously issued and outstanding common units. Flex sold all of LLC’s Series A Preferred Units to TPG Rise on the same day. The holder of the Series A Preferred Units was entitled to cumulative paid-in-kind or cash dividends and had the option to redeem the Series A Preferred Units or convert the Series A Preferred Units upon certain conditions. Because the redemption or conversion conditions were outside of the control of the Company, the Company classified the Series A Preferred Units as temporary equity on the consolidated balance sheets.

The Series A Preferred Units had a dividend rate of 5% per annum, payable semi-annually, up to 100% of which (less an amount necessary to the holder of the Series A Preferred Units’ tax obligations) may be payable in kind during the first two years following the issuance date, and 50% of which may be payable in kind thereafter. For the fiscal year ended March 31, 2023 and 2022, Nextracker recorded a $21.4 million and a $4.0 million dividend to be paid in kind, respectively. The Series A Preferred Units had rights to vote together with the common units of the LLC as a single class in all matters that were subject to a vote by common unitholders.

At TPG Rise’s election, Flex was required to repurchase all of the outstanding Series A Preferred Units at their liquidation preference, which included all contributed but unreturned capital plus accrued but unpaid dividends, at the earlier of certain change in control events and February 1, 2028. Additionally, if Nextracker had not completed a Qualified Public Offering prior to February 1, 2027, then TPG Rise had the option to cause Flex to repurchase all of the outstanding Series A Preferred Units at their fair market value.

In connection with any voluntary or involuntary liquidation, dissolution, or winding up of Nextracker, each outstanding Series A Preferred Unit was entitled to receive cash equal to the liquidation preference prior to distributions made to any other units.

In April 2022, the Board approved the amendment and restatement of the Amended and Restated Limited Liability Company Agreement (“A&R LLC Agreement”) dated as of February 1, 2022. Such amendment provided for, among other things, an increase in the total number of Series A Preferred Units issued with a proportionate reduction in the Series A issue price, such that the ownership percentage of TPG remained unchanged at 16.67%. As a result of the amendment, the number of series A redeemable preferred units issued and outstanding was increased to 23,809,524.

In connection with the IPO, the Series A Preferred Units held by TPG Rise were automatically converted into 25,026,093 of LLC common Units which are exchangeable, together with a corresponding number of shares of Nextracker Inc.’s Class B common stock, for shares of Nextracker Inc.’s Class A common stock (or cash). Notwithstanding the foregoing, as permitted under and in accordance with the limited liability company agreement of the LLC in effect prior to the IPO (the “Prior LLC Agreement”), on February 8, 2023, TPG Rise exercised its right to have certain blocker corporations affiliated with TPG Rise each merge with a separate direct, wholly-owned subsidiary of Nextracker Inc., with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction. In connection with such blocker corporation mergers, the investors in each such blocker corporation received a number of shares of Nextracker Inc.’s Class A common stock with a value based on the Series A Preferred Units held by such blocker corporation for a total of 15,279,190 shares of Nextracker Inc.’s of Class A common stock.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

7. Stock-based compensation

The Company adopted the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan in April 2022 (the “LLC Plan”), which provides for the issuance of options, unit appreciation rights, performance units, performance incentive units, restricted incentive units and other unit-based awards to employees, directors, and consultants of the Company. Additionally, in connection with the IPO in February 2023, the Company approved the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (the “NI Plan,” and collectively with the LLC Plan, the “2022 Plan”) to reflect, among other things, that the underlying equity interests with respect to awards issued under the LLC Plan shall, in lieu of common units of Nextracker LLC, relate to Class A common stock of Nextracker for periods from and after the closing of the IPO.

The 2022 Plan is administered by the Board or such other committee appointed by the Board. Awards granted under the 2022 Plan expire no more than 10 years from the grant date. The 2022 Plan authorized the grant of 12.9 million equity-based awards. As of March 31, 2023, the Company had approximately 7.4 million equity-based awards available for grant under the 2022 Plan.

During fiscal year 2023, the Company granted the following three types of equity-based compensation awards to its employees under the 2022 Plan:

•

Restricted incentive unit awards (“RSU”), whereby vesting is generally contingent upon time-based vesting with continued service over a three-year period from the grant date (with a portion of the awards vesting at the end of each year within such period), and the occurrence of an IPO or a sale of the Company.

•

Options awards, whereby vesting is generally contingent upon (i) time-based vesting with continued service through March 31, 2026, (ii) the occurrence of an IPO or a sale of the Company, and (iii) upon the growth of the equity valuation of the Company in the four-year period from April 1, 2022 through March 31, 2026 (the “Options Performance Period”), which could result in a range of 0-100% of such Options awards ultimately vesting; and

•

Performance based vesting awards (“PSUs”) whereby vesting is generally contingent upon (i) time-based vesting with continued service through April 6, 2025, (ii) the occurrence of an IPO or a sale of the Company, and (iii) the achievement of certain metrics specific to Nextracker measured for each of the three fiscal years from fiscal year 2023 to fiscal year 2025 (the “PSU Performance Period”), which could result in a range of 0-200% of such PSUs ultimately vesting. The performance-based metrics for the second and third tranches of the PSUs (512,663 PSUs) were not yet determined as of March 31, 2023, and therefore only the first tranche of PSUs (219,713 PSUs) has met the criteria for a grant date under ASC 718 as of March 31, 2023.

On the date any performance-based vesting requirement is satisfied, the award holder will become vested in the number of awards that have satisfied the time-based vesting requirement, if any.

In addition to the 2022 Plan, certain executives, officers and employees of the Company also participate in the Flex 2017 equity incentive plan (the “Flex 2017 Plan”), and as such, stock-based compensation expense for the period presented also include expense recognized under the Flex 2017 Plan.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

Stock-based compensation expense

The following table summarizes the Company’s stock-based compensation expense under the 2022 Plan and the Flex 2017 Plan:

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021
Cost of sales	$12,794	$1,526	$1,953
Selling, general and administrative expenses	19,200	1,522	2,353

Total stock-based compensation expense	$31,994	$3,048	$4,306

Stock-based compensation expense includes an allocation of Flex’s corporate and shared functional employee expense of immaterial amounts for the fiscal years 2023, 2022 and 2021. These charges were recorded within selling, general and administrative expenses.

Cumulative expense upon IPO and modification of awards

In connection with the IPO and the approval of the NI Plan, all awards previously issued under the LLC Plan were determined to be modified. The modification of the awards granted under the LLC Plan, pre-IPO, were concluded to qualify as a Type I probable-to-probable modification (in accordance with ASC 718-20-55), which resulted in an increase in the total fair value of such awards of $12.3 million, with the Company recording an immaterial amount of incremental stock-based compensation expense related to such modification during the fiscal year ended March 31, 2023.

Considering that the vesting of the awards granted under the 2022 Plan was contingent on an IPO, which occurred on February 9, 2023, the Company recognized $23.3 million of cumulative stock-based compensation expense for all awards outstanding under the 2022 Plan as of that date.

As of March 31, 2023, the total unrecognized compensation expense for unvested awards under the 2022 Plan and the related remaining weighted average period for expensing is summarized as follow:

	Unrecognized compensation expense (in thousands)	Weighted- average remaining period (in years)
Options	$9,861	3.04
RSU	23,455	2.14
PSU(1)	12,983	2.11

Total unrecognized compensation expense	$46,299

(1)	includes an estimated $11.8 million of expense related to 512,663 PSUs that do not meet the criteria for a grant date under ASC 718 as of March 31, 2023.

Determining fair value—RSU awards

Valuation and Amortization Method—The valuation of RSUs granted under the 2022 Plan, during fiscal year 2023 (prior to the IPO) was determined in accordance with the guidance provided by the American Institute of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue and EBITDA, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Determining fair value—Options and PSU awards

Valuation and Amortization Method—The Company estimated the fair value of options awards and PSU awards granted under the 2022 Plan using Monte-Carlo simulation models which is a probabilistic approach for calculating the fair value of the awards.

Expected volatility—Volatility used in a Monte Carlo simulation is derived from the historical volatility of Nextracker’s Peer Group. The service period of options and RSU awards granted in fiscal year 2023 is four year and three years, respectively.

Risk-Free Rate assumptions—The Company bases the risk-free interest rate used in the Monte Carlo simulation based on the continuously compounded risk-free rate in the Monte Carlo simulations to calculate the drift rate of the Company and peer group stock prices. The risk-free rate of return was calculated using the U.S. Treasury daily yield curve.

The fair value of the Company’s awards granted under the 2022 Plan was estimated based on the following assumptions:

Fiscal year ended March 31, 2023
Expected volatility	65% - 70%
Expected dividends	—%
Risk-free interest rate	2.5% - 2.7%

Awards activity

The following table summarizes the RSU awards activity for the fiscal year ended March 31, 2023:

	Number of RSUs	Weighted average fair value per share
Unvested RSU awards outstanding, beginning of fiscal year	—	$—
Granted	2,172,234	20.12
Vested	—	—
Forfeited(1)	(169,815)	16.78

Unvested RSU awards outstanding, end of fiscal year	2,002,419	$20.40

(1)	awards forfeited due to employee terminations.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

The weighted average grant date fair value of RSU awards granted during the fiscal year ended March 31, 2023 was estimated to be $17.03 per award and the weighted average modification date fair value was $20.40 per award as of February 9, 2023.

The following table summarizes the PSU awards activity for the fiscal year ended March 31, 2023:

	Fiscal year ended March 31,
	Number of PSUs	Weighted average fair value per share
Unvested PSU awards outstanding, beginning of fiscal year	—	$—
Granted(2)	219,713	23.01
Vested	—	—
Forfeited(1)	—	—

Unvested PSU awards outstanding, end of fiscal year	219,713	$23.01

(1)	awards forfeited due to employee terminations.

(2)	excludes 512,663 PSUs that do not meet the criteria for a grant date under ASC 718 as of March 31, 2023.

The weighted average grant date fair value of the PSU awards granted during the fiscal year ended March 31, 2023 was estimated to be $19.35 per award calculated using a Monte Carlo simulation and weighted average modification date fair value was $23.01 per award as of February 9, 2023. Additional information for the PSUs awarded during the fiscal year ended March 31, 2023 is further detailed in the table below and the PSU Performance Period end date for these awards is March 31, 2025.

				Range of shares that may be issued(1)
Year of grant	Targeted number of awards as of March 31, 2023	Weighted average fair value per share		Minimum	Maximum
Awards with grant date and measurement date	219,713	$23.01		—	439,426
Awards without a grant date and measurement date	512,663	$23.01	(2)	—	1,025,326

(1)	Payouts can range from 0% to 200% of the applicable Tranche targets based on the achievement levels of the Company’s Total Shareholder Return (“TSR”), as determined in the Restricted Incentive Unit Award Agreement under the 2022 Plan for performance-based vesting awards.

(2)	Represents the weighted average fair value per share of awards that had a grant date and measurement date as of March 31, 2023 as these PSUs do not have a grant date or measurement date as of March 31, 2023.

No RSU awards and PSUs awards vested during the fiscal year ended March 31, 2023.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

The following table summarizes the Options awards activity for the fiscal year ended March 31, 2023:

	Number of Options	Weighted average exercise price
Options awards outstanding, beginning of fiscal year	—	—
Granted	2,806,905	$21.0
Exercised	—	—
Forfeited(1)	(114,286)	21.0

Options awards outstanding, end of fiscal year	2,692,619	$21.0

Options awards exercisable as of March 31, 2023	—	—
Options awards vested and expected to vest as of March 31, 2023	2,692,619	$21.0

(1)	awards forfeited due to employee terminations.

The weighted average grant date fair value of Options awards granted during the fiscal year ended March 31, 2023 was estimated to be $5.17 per award calculated using a Monte Carlo simulation and the weighted average modification date fair value was $6.30 per award as of February 9, 2023. The weighted average remaining contractual life of Options awards outstanding and Options awards vested and expected to vest as of March 31, 2023 is 3.96 years and the aggregate intrinsic value of Options awards outstanding and Options awards vested and expected to vest as of March 31, 2023 is $41.1 million. No Options awards vested during the fiscal year ended March 31, 2023.

Vesting information for these shares is further detailed in the table below.

			Range of shares that may be issued(1)
Year of grant	Targeted number of awards as of March 31, 2023	Weighted average fair value per share	Minimum	Maximum	Options Performance Period end date
Fiscal 2023	2,692,619	$6.30	—	2,692,619	March 31, 2026

The Flex 2017 equity incentive plan (the “Flex 2017 Plan”)

All options under the Flex 2017 Plan have been fully expensed and none were outstanding and exercisable as of March 31, 2023.

The executives, officers and employees of Flex, including Nextracker, were granted RSU awards under the Flex 2017 Plan. RSU awards are rights to acquire a specified number of ordinary Flex shares for no cash consideration in exchange for continued service with Flex. RSU awards generally vest in installments over a two to four-year period and unvested RSU awards are forfeited upon termination of employment. Vesting for certain RSU awards is contingent upon service and market conditions, or service and performance conditions.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

As of March 31, 2023, the total unrecognized compensation cost related to unvested RSU awards held by Nextracker employees was approximately $2.0 million under the Flex 2017 Plan. These costs will be amortized generally on a straight-line basis over a weighted-average period of approximately one year.

There were no options and no RSU awards granted under the Flex 2017 Plan during fiscal year 2023.

An immaterial amount of unvested RSU awards are outstanding under the Flex 2017 Plan as of March 31, 2023, some of which represent the target amount of grants made to certain key employees whereby vesting is contingent on meeting certain market conditions.

8. Earnings per share

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders of the Company, since February 9, 2023, by the weighted-average number of shares of Class A common stock outstanding during the same period.

Diluted earnings per share reflects the potential dilution from stock-based compensation awards. The potential dilution from awards was computed using the treasury stock method based on the average fair market value of the Company’s common stock for the period. Additionally, the potential dilution impact of Class B common stock convertible into Class A was also considered in the calculation.

The computation of earnings per share and weighted average shares outstanding of the Company’s common stock for the period is presented below:

	February 9, 2023 - March 31, 2023
(in thousands except share and per share amounts)	Income Numerator	Weighted average shares outstanding Denominator	Per Share Amount

BASIC EPS
Net income available to Nextracker Inc. common stockholders	$1,143	45,886,065	$0.02

Effect of Dilutive impact
Common stock equivalents from Options awards		377,316
Common stock equivalents from RSUs		1,291,346
Common stock equivalents from PSUs		92,388
Income attributable to non-controlling interests and common stock equivalent from Class B common stock	$2,446	98,204,522

DILUTED EPS
Net income available to Nextracker Inc. common stockholders	$3,589	145,851,637	$0.02

9. Bank borrowings and long-term debt

On February 13, 2023, the Company and the LLC, as the borrower, entered into a senior credit facility with a syndicate of banks (the “2023 Credit Agreement”) comprised of (i) a term loan in the aggregate principal

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

amount of $150.0 million (the “Term Loan”), and (ii) a revolving credit facility in an aggregate principal amount of $500.0 million (the “RCF”). The LLC borrowed the Term Loan, and used the proceeds to finance, in part, the Distribution of $175.0 million to Flex (through Yuma and Yuma Subsidiary, Inc.,) and TPG Rise, as further described in Note 6.

As of March 31, 2023, the Company had $147.1 million outstanding under the term loan, net of issuance costs, which is included in long-term debt on the consolidated balance sheets.

The RCF is available in U.S. dollars, euros and such currencies as mutually agreed on a revolving basis during the five-year period through February 11, 2028 and is available to fund working capital and other general corporate purposes. A portion of the RCF not to exceed $300.0 million is available for the issuance of letters of credit. A portion of the RCF not to exceed $50.0 million is available for swing line loans. Subject to the satisfaction of certain conditions, the LLC will be permitted to incur incremental term loan facilities or increase the RCF commitment in an aggregate principal amount equal to $100.0 million plus an additional amount such that the secured net leverage ratio or total net leverage ratio, as applicable, is equal to or less than a specified threshold after giving pro forma effect to such incurrence.

The obligations of the LLC under the 2023 Credit Agreement and related loan documents are jointly and severally guaranteed by the Company, certain other holding companies (collectively, the “Guarantors”) and, subject to certain exclusions, certain of the LLC’s existing and future direct and indirect wholly-owned domestic subsidiaries.

As of the closing of the 2023 Credit Agreement, all obligations of the LLC and the guarantors are secured by certain equity pledges by the LLC and the Guarantors. However, if the LLC’s total net leverage ratio exceeds a specified threshold, the collateral will include substantially all of the assets of the LLC and the Guarantors and, if the LLC meets certain investment grade conditions, such lien will be released.

The Term Loan requires quarterly principal payments beginning on June 30, 2024 in an amount equal to 0.625% of the original aggregate principal amount of the Term Loan. From June 30, 2025, the quarterly principal payment will increase to 1.25% of the original aggregate principal amount of the Term Loan. The remaining balance of the Term Loan and the outstanding balance of any RCF loans will be repayable on February 11, 2028. Borrowings under the 2023 Credit Agreement are prepayable and commitments subject to being reduced in each case at the LLC’s option without premium or penalty. The 2023 Credit Agreement contains certain mandatory prepayment provisions in the event that the LLC or its restricted subsidiaries incur certain types of indebtedness or, subject to certain reinvestment rights, receive net cash proceeds from certain asset sales or other dispositions of property.

Borrowings in U.S. dollars under the 2023 Credit Agreement bear interest at a rate based on either (a) a term secured overnight financing rate (“SOFR”)-based formula (including a credit spread adjustment of 10 basis points) plus a margin of 162.5 basis points to 200 basis points, depending on the LLC’s total net leverage ratio, or (b) a base rate formula plus a margin of 62.5 basis point to 100 basis points, depending on the LLC’s total net leverage ratio. Borrowings under the RCF in euros will bear interest based on the adjusted EURIBOR rate plus a margin of 162.5 basis points to 200 basis points, depending on the LLC’s total net leverage ratio. The LLC will also be required to pay a quarterly commitment fee on the undrawn portion of the RCF commitments of 20 basis points to 35 basis points, depending on the LLC’s total net leverage ratio. The interest rate for the Term Loan is 6.82% (SOFR rate of 4.97% plus a margin of 1.85%) as of March 31, 2023.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

The 2023 Credit Agreement contains certain affirmative and negative covenants that, among other things and subject to certain exceptions, limit the ability of the LLC and its restricted subsidiaries to incur additional indebtedness or liens, to dispose of assets, change their fiscal year or lines of business, pay dividends and other restricted payments, make investments and other acquisitions, make optional payments of subordinated and junior lien debt, enter into transactions with affiliates and enter into restrictive agreements. In addition, the 2023 Credit Agreement requires the LLC to maintain a maximum consolidated total net leverage ratio.

The term loan which is categorized as Level 2 on the fair value hierarchy, bears interest at the applicable SOFR rate as of disbursement date, plus a spread based on certain financial metrics for the last twelve-month period and therefore the carrying amount approximate the fair value as of March 31, 2023. The effective interest rate for the Company’s long-term debt was 6.90% for fiscal year ended March 31, 2023.

Scheduled repayments of the Company’s bank borrowings and long-term debt are as follows:

(In thousands)	Amount

Fiscal year ended March 31,
2024	$—
2025	3,750
2026	7,500
2027	7,500
2028	131,250

Total	$150,000

10. Supplemental cash flow disclosures

The following table represents supplemental cash flow disclosures of non-cash investing and financing activities:

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021
Non-cash investing activity:
Unpaid purchases of property and equipment	$206	$138	$820
Non-cash financing activity:
Capitalized offering costs	$(5,331)	$5,331	$1,696
Legal settlement paid by Parent(1)	$20,428	$—	$—
Paid-in-kind dividend for Series A redeemable preferred units	$21,427	$—	$—
Settlement of assets and liabilities with Parent	$52,529	$—	$—

(1)	amount presented in fiscal year 2023 is net of insurance recovery of $22.3 million as further described in Note 12.

11. Relationship with parent and related parties

Prior to the IPO, Nextracker was managed and operated in the normal course of business by Flex. Accordingly, certain shared costs were allocated to Nextracker and reflected as expenses in these consolidated financial statements. Nextracker’s management and the management of Flex considered the expenses included and the

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

allocation methodologies used to be reasonable and appropriate reflections of the historical Flex expenses attributable to Nextracker for purposes of the stand-alone financial statements up until the IPO. However, the expenses reflected in these consolidated financial statements may not be indicative of the expenses that would have been incurred by Nextracker during the periods presented if Nextracker historically operated as a separate, stand-alone entity during such period, which expenses would have depended on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. In addition, the expenses reflected in the consolidated financial statements may not be indicative of expenses that Nextracker will incur in the future.

Allocation of corporate expenses

The consolidated financial statements for the period prior to the IPO, include expense allocations for certain functions provided by Flex, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, and stock-based compensation. These expenses were allocated to Nextracker based on direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure.

During the fiscal years ended March 31, 2023, 2022 and 2021, Nextracker was allocated, $5.2 million, $13.0 million and $13.3 million, respectively, of general corporate expenses incurred by Flex. Of these expenses $3.4 million, $9.9 million and $10.0 million, respectively, are included within selling, general and administrative expenses and $1.8 million, $3.1 million and $3.3 million, respectively, are included in cost of sales in the consolidated statements of operations and comprehensive income.

Risk management

Flex carries insurance for property, casualty, product liability matters, auto liability, and workers’ compensation and maintain excess policies to provide additional limits. Prior to the IPO, Nextracker paid a premium to Flex in exchange for the coverage provided. In fiscal years 2023 and 2022, the policies with significant premiums included the Marine Cargo/Goods in Transit and the multiple Errors and Omissions policies all through various insurance providers. Expenses related to coverage provided through Flex were not significant and are reflected in the consolidated statements of operations and comprehensive income for all periods presented.

Cash management and financing

Prior to the IPO, Nextracker participated in Flex’s centralized cash management programs. Disbursements were independently managed by Nextracker.

All significant transactions between Nextracker and Flex that have not been historically cash settled have been reflected in the consolidated statement of cash flows, for the period prior to the IPO, as net transfers to parent as these are deemed to be internal financing transactions. All intra-company accounts, profits and transactions

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

have been eliminated. The following is a summary of material transactions reflected in the accumulated net parent investment during the fiscal years ended March 31, 2023, 2022 and 2021

	Fiscal year ended March 31,
(In thousands)	2023(3)	2022	2021
Corporate allocations (excluding stock-based compensation expense)	$1,483	$9,999	$8,998
Transfer of operations to Nextracker(1)	(39,025)	(2,934)	5,299
Net cash pooling activities(2)	(35,240)	(35,490)	377,360
Income taxes	41,238	19,550	36,068

Net transfers (to) from Parent	$(31,544)	$(8,875)	$427,725

(1)	Primarily represents certain international operations where related income and/or losses are included in Nextracker’s consolidated statements of operations. Cash was also collected by the international operations on behalf of Nextracker, for which Nextracker and Flex do not intend to settle in the future. For the fiscal year 2023, the balance includes the legal settlement paid by Flex as further disclosed in Note 12.

(2)	Primarily represents financing activities for cash pooling and capital transfers.

(3)	Represents transactions reflected in accumulated net parent investment through February 8, 2023.

The cash balance reflected in the consolidated balance sheets consist of the cash managed and controlled by Nextracker. Prior to the IPO when Nextracker was a controlled entity of Flex, Nextracker’s U.S. operations continued to participate in the Flex cash pooling management programs intra-quarter; all outstanding positions were settled or scheduled for settlement as of each quarter end. Cash pooling activities during the period prior to the IPO were reflected under net transfers from Parent in the consolidated statements of redeemable interest and stockholders’ deficit / parent company equity (deficit) and the consolidated statements of cash flows. Subsequent to the IPO, Nextracker has the optionality to participate in the Flex cash pooling management programs.

Due to related parties relates to balances resulting from transactions between Nextracker and Flex subsidiaries that have historically been cash settled. Nextracker purchased certain components and services from other Flex affiliates of $67.1 million, $47.7 million and $60.3 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively.

During the period prior to the IPO, Flex also administered on behalf of Nextracker payments to certain freight providers as well as payrolls to certain employees based in the U.S. Nextracker’s average due to related parties balance was $37.5 million, $36.5 million and $24.4 million for the fiscal years ended March 31, 2023, 2022 and 2021, respectively. All related cash flow activities are under net cash used in operating activities in the consolidated statements of cash flows.

The Distribution

Immediately prior to the closing of the IPO, the LLC made the Distribution of $175.0 million. With respect to such Distribution, $21.7 million was distributed to TPG Rise and $153.3 million to Yuma and Yuma Sub in accordance with their pro rata LLC units. The Distribution was financed, in part, with net proceeds from the $150.0 million term loan under the 2023 Credit Agreement, as further discussed in Note 9.

Umbrella agreement

In February 2023, Nextracker Brasil Ltda., an indirect, wholly-owned subsidiary of Nextracker Inc., and Flextronics International Technologia Ltda., an affiliate of Flex, entered into an umbrella agreement (the

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

“Umbrella Agreement”) that governs the terms, conditions and obligations of a strategic commercial relationship between Nextracker Inc. and Flex for the sale of the Company’s solar trackers in Brazil. The Umbrella Agreement is renewable automatically for successive one-year periods, unless a party provides written notice to the other parties that such party does not intend to renew within at least ninety days prior to the end of any term.

12. Commitments and contingencies

Litigation and other legal matters

In connection with the matters described below, Nextracker has accrued for a loss contingency to the extent it believes that losses are probable and estimable. The amounts accrued are not material. Although it is reasonably possible that actual losses could be in excess of Nextracker’s accrual. Any such excess loss could have a material adverse effect on Nextracker’s results of operations or cash flows for a particular period or on Nextracker’s financial condition.

On July 15, 2022, the Company settled a case that was brought in January 2017 by Array Technologies, Inc. (“ATI”), in which ATI had alleged that Nextracker and Flex caused a former ATI employee to breach his non-compete agreement with ATI by joining Nextracker and made claims of, among other things, fraud, constructive fraud, trade secret misappropriation, breach of contract and related claims. All claims are fully released as part of a $42.8 million settlement reached in July 2022. The full settlement amount was paid by Flex on August 4, 2022, and is subject to partial coverage under the Flex insurance policy. The estimated insurance recovery of $22.3 million, which was included in other current assets in the consolidated balance sheets as of March 31, 2022, has been netted with net parent investment prior to the IPO and the Transactions.

13. Income taxes

The domestic and foreign components of income before income taxes were comprised of the following:

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021
Domestic	$117,115	$45,259	$161,323
Foreign	51,968	19,849	(3,294)

Total	$169,083	$65,108	$158,029

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

The provision for (benefit from) income taxes consisted of the following:

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021

Current:
Domestic	$35,244	$13,558	$34,013
Foreign	18,238	5,974	2

Total	53,482	19,532	34,015

Deferred:
Domestic	(8,660)	(6,173)	54
Foreign	2,928	836	(388)

Total	(5,732)	(5,337)	(334)

Provision for income taxes	$47,750	$14,195	$33,681

The domestic statutory income tax rate was 21% in fiscal years 2023, 2022, and 2021. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the consolidated statements of operations is as follows:

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021
Income taxes based on domestic statutory rates	$35,508	$13,673	$33,186
Effect of tax rate differential	7,487	2,638	342
FDII Deduction	(3,235)	(1,583)	(2,951)
Foreign disregarded entities	11,020	—	—
Foreign tax deduction	(3,659)	—	—
Amount allocated to Non-controlling interest	(1,671)	—	—
Stock-based compensation	—	(424)	(4)
State	4,535	880	2,689
Guaranteed payment on Series A Preferred Units	(4,500)	(875)	—
Other	2,265	(114)	419

Provision for income taxes	$47,750	$14,195	$33,681

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

The components of deferred income taxes are as follows (in thousands):

	As of March 31,
	2023	2022

Deferred tax liabilities:
Fixed assets	$(54)	$(67)
Intangible assets	—	(437)
Others	(2,688)	(663)

Total deferred tax liabilities	(2,742)	(1,167)

Deferred tax assets:
Fixed assets	—	47
Stock-based compensation	2,222	342
Deferred revenue	—	3,967
Warranty reserve	—	2,461
Accrued professional fees	—	2,378
Provision for doubtful accounts	—	449
Net operating loss and other carryforwards	5,467	5,553
Investment in Nextracker LLC	249,377	—
Others	1,598	1,367

Total deferred tax assets	258,664	16,564
Valuation allowances	(1,528)	—

Total deferred tax assets, net of valuation allowances	257,136	16,564

Net deferred tax asset	$254,394	$15,397

The net deferred tax asset is classified as follows:
Long-term asset	$254,767	$15,828
Long-term liability	(373)	(431)

Total	$254,394	$15,397

The Company has recorded deferred tax assets of approximately $4.3 million related to tax losses and other carryforwards. These tax losses and other carryforwards will expire at various dates as follows:

Expiration dates of deferred tax assets related to operating losses and other carryforwards
(In thousands)
2024 - 2029	$—
2030 - 2035	437
2036 - Post	—
Indefinite	3,844

Total	$4,281

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended March 31, 2023. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of March 31, 2023, a valuation allowance account of $1.5 million has been recorded to recognize only the portion of the deferred tax asset that is most likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

As of March 31, 2023, the Company has provided for earnings in foreign subsidiaries that are not considered to be indefinitely reinvested and therefore subject to withholding taxes on $4.9 million of undistributed foreign earnings, recording a deferred tax liability of approximately $0.5 million thereon.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
(In thousands)	2023	2022	2021
Balance, beginning of fiscal year	$440	$465	$410
Impact from foreign exchange rates fluctuation	(6)	(25)	55

Balance, end of fiscal year	$434	$440	$465

Nextracker and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, Nextracker is no longer subject to income tax examinations by tax authorities for years before 2018.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company’s tax expense. During each of the fiscal years ended March 31, 2023, 2022 and 2021, the Company accrued interest and penalties of approximately $0.1 million. The Company had approximately $0.5 million and $0.4 million accrued for the payment of interest and penalty as of March 31, 2023 and 2022, respectively.

Tax Receivable Agreement

On February 13, 2023, Nextracker Inc. entered into a tax receivable agreement (the “Tax Receivable Agreement”or “TRA”) with the LLC, Yuma, Yuma Sub, TPG Rise and the following affiliates of TPG Rise: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (collectively, the “TPG Affiliates”). The Tax Receivable Agreement provides for the payment by Nextracker Inc.to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that Nextracker Inc. is deemed to realize under certain circumstances as a result of (i) its allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of outstanding Series A Preferred Units or common units of the LLC (collectively, the “LLC Units”), including as part of the Transactions or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of LLC Units and shares of Nextracker Inc.’s Class B common stock (including as part of the Transactions or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

NEXTRACKER

Notes to the consolidated financial statements (Continued)

Rise that each merged with a separate direct, wholly-owned subsidiary of Nextracker Inc., as part of the Transactions, and (iv) certain other tax benefits related to Nextracker Inc. entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

As of March 31, 2023, a liability of $230.3 million was recorded for the expected amount to be paid to Yuma, Yuma sub, TPG and the TPG affiliates, which is included in TRA liability and other liability on the consolidated balance sheets. Separately, a deferred tax asset of $249.4 million has been booked reflecting Nextracker’s outside basis difference in Nextracker LLC, which is included in deferred tax assets and other assets on the consolidated balance sheets. The difference between the liability and the deferred tax asset was recorded to additional paid-in-capital on the consolidated balance sheets.

14. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or a decision-making group, in deciding how to allocate resources and in assessing performance. Resource allocation decisions and Nextracker’s performance are assessed by its Chief Executive Officer, identified as the CODM.

For all periods presented, Nextracker has one operating and reportable segment. The following table sets forth geographic information of revenue based on the locations to which the products are shipped:

	Fiscal year ended March 31,
(In thousands)	2023		2022		2021

Revenue:
U.S.	$1,298,596	68%	$904,946	62%	$900,927	75%
Rest of the World	603,541	32%	552,646	38%	294,690	25%

Total	$1,902,137		$1,457,592		$1,195,617

The United States is the principal country of domicile.

The following table summarizes the countries that accounted for more than 10% of revenue in fiscal years 2023, 2022, and 2021. Revenue is attributable to the countries to which the products are shipped.

	Fiscal year ended March 31,
(In thousands)	2023		2022		2021

Revenue:
U.S.	$1,298,596	68%	$904,946	62%	$900,927	75%
Brazil	295,846	16%	188,368	13%	14,440	1%

No other country accounted for more than 10% of revenue for the fiscal years presented in the table above.

As of March 31, 2023 and 2022, property and equipment, net in the United States was $7.2 million and $7.3 million, respectively, which each accounted for 99% of property and equipment, net. No other countries accounted for more than 10% of property and equipment, net as of March 31, 2023 and 2022.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

                Shares

Class A Common Stock

PROSPECTUS

J.P. Morgan

BofA Securities

                , 2023

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all expenses to be paid on behalf of the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$
FINRA filing fee
Exchange listing fee
Printing
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous expenses

Total:	$

Item 14. Indemnification of directors and officers.

As permitted by Section 102 of the Delaware General Corporation Law, our certificate of incorporation includes provisions that eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or is threatened to be made a party or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us)

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our executive officers and directors. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of Class A common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 15. Recent sales of unregistered securities.

On December 19, 2022, we issued 100 shares of common stock, par value $0.001 per share, to Yuma, Inc. in exchange for $0.10, which shares were repurchased from Yuma, Inc. and cancelled upon the filing of our amended and restated certificate of incorporation and the consummation of the Transactions. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and financial statement schedules.

(A)	Financial Statements. See Index to Financial Statements.

(B)	Exhibits.

Exhibit Number		Document

1.1	*	Form of Underwriting Agreement

3.1	(1)	Amended and Restated Certificate of Incorporation

3.2	(1)	Amended and Restated Bylaws

4.1	(2)	Specimen Class A Common Stock Certificate

5.1	*	Opinion of Sidley Austin LLP regarding the validity of the shares of Class A common stock

10.1	(3)	Form of Third Amended and Restated Limited Liability Company Agreement of Nextracker LLC

10.2	(2)	Form of Exchange Agreement

10.3	(3)	Form of Tax Receivable Agreement

10.4	(3)	Form of Letter Agreement

10.5	(4)	Form of Amended and Restated Separation Agreement by and among Flex Ltd., Nextracker LLC, Nextracker Inc. and Flextronics International USA, Inc.

10.6	(2)	Transition Services Agreement among Flextronics International USA, Inc. and Nextracker LLC dated as of February 1, 2022 (“Transition Services Agreement”)

10.7	(2)	Form of Amendment to the Transition Services Agreement

10.8	(2)	Form of Second Amended and Restated Employee Matters Agreement by and among Flex Ltd., Nextracker LLC and Flextronics International USA, Inc.

10.9	(2)	Form of Registration Rights Agreement

10.10+	(4)	Form of Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (“2022 Equity Incentive Plan”)

10.11+	(2)	Form of Restricted Incentive Unit Award Agreement under the 2022 Equity Incentive Plan for time-based vesting awards (Executive)

10.12+	(2)	Form of Restricted Incentive Unit Award Agreement under the 2022 Equity Incentive Plan for performance-based vesting awards (Executive)

10.13+	(2)	Form of Unit Option Award Agreement under the 2022 Equity Incentive Plan for time-based vesting awards (Executive)

10.14#	(3)	Form of General Business Agreement, by and among Nextracker LLC and Flextronics Industrial Ltd.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Document

10.15+	(2)	Form of Indemnification Agreement

10.16	(3)	Form of Agreement and Plan of Merger, by and among Flex Ltd., Yuma, Inc., Nextracker Inc., and Yuma Acquisition Corp.

10.17+	(2)

Flex Ltd. Amended and Restated 2017 Equity Incentive Plan is incorporated by reference to Annex A to Flex’s proxy statement on Schedule 14A filed on June 26, 2020 (SEC File No. 000-23354, Film No. 20994366)

10.18+	(2)

Form of Restricted Share Unit Award Agreement under the 2017 Equity Incentive Plan for time-based vesting awards is incorporated by reference to Exhibit 10.05 to Flex’s Report on Form 10-Q for the quarter ended September 29, 2017 filed on October 30, 2017 (SEC File No. 000-23354, Film No. 171163212)

10.19+	(2)

Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance-based vesting awards is incorporated by reference to Exhibit 10.02 to Flex’s Report on Form 10-Q for the quarter ended July 2, 2021 filed on July 30, 2021 (SEC File No. 000-23354, Film No. 211132632)

10.20+	(5)	Form of Restricted Stock Unit Award Agreement – Director Award under the 2022 Equity Incentive Plan.

10.21	(3)

Form of Credit Agreement by and among Nextracker Inc., the Other Holding Entities Party Thereto, Nextracker LLC, the Lenders Party Thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Sumitomo Mitsui Banking Corporation, Unicredit Bank AG, New York Branch and U.S. Bank National Association, as Co-Documentation Agents

21.1	(5)	Subsidiaries of the registrant

23.1	*	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	*	Consent of Sidley Austin LLP (included in Exhibit 5.1)

24.1	*	Power of Attorney (included in signature page)

101	*

The following financial statements from Nextracker Inc.’s Annual Report on Form 10-K for the year ended March 31, 2023, filed with the Securities and Exchange Commission on June 8, 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated balance sheets, (ii) the Consolidated statements of operations and comprehensive income, (iii) the Consolidated statements of redeemable interest and stockholders’ deficit / parent company equity (deficit), (iv) the Consolidated statements of cash flows, and (v) the Notes to the consolidated financial statements

107	*	Filing Fee Table

(1)	Filed on March 9, 2023 with the Quarterly Report on Form 10-Q for the period ended December 31, 2022.

(2)	Filed on January 13, 2023 with Registration Statement on Form S-1 (No. 333-269238).

(3)	Filed on January 24, 2023 with Amendment No. 1 to Registration Statement on Form S-1 (No. 333-269238).

(4)	Filed on February 1, 2023 with Amendment No. 2 to Registration Statement on Form S-1 (No. 333-269238).

(5)	Filed on June 9, 2023 with the Annual Report on Form 10-K for the fiscal year ended March 31, 2023.

+	Indicates management contract or compensatory plan.

#	Portions of the exhibit have been or will be excluded because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed.

*	To be filed by amendment.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended Nextracker Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California on                 , 2023.

Nextracker Inc.

By:
Name: Daniel Shugar
Title: Chief Executive Officer

Power of attorney

Each officer and director of Nextracker Inc. whose signature appears below constitutes and appoints Daniel Shugar, David Bennett and Léah Schlesinger, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said each attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

Daniel Shugar	Chief Executive Officer and Director (principal executive officer)	, 2023

David Bennett	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2023

Christian Bauwens	Director	, 2023

Charles Boynton	Director	, 2023

Jonathan Coslet	Director	, 2023

Michael Hartung	Director	, 2023

Confidential Treatment Requested by Nextracker Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

Paul Lundstrom	Director	, 2023

Steven Mandel	Director	, 2023

Scott Offer	Director	, 2023

Willy Shih	Director	, 2023

Rebecca Sidelinger	Director	, 2023

Brandi Thomas	Director	, 2023

William Watkins	Director	, 2023

Kyra Whitten	Director	, 2023